Form 20-F
period 2010-12-31
ShangPharma Corp
filed 2011-04-29
CIK 1499470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-34895

SHANGPHARMA CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

(Address of principal executive offices)

William Dai, Chief Financial Officer

ShangPharma Corporation

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

(86 21) 5132-0088

Facsimile: (86 21) 5132-0110

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American Depositary Shares, each of which represents 18 ordinary shares	New York Stock Exchange
Ordinary shares, par value US$0.001 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 335,600,000 ordinary shares, par value US$0.001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares, each of which represents 18 ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or the “PRC” refer to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollar,” “US$” or “U.S. dollar” refers to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share, and

•	“preferred shares” refers to our Series A convertible preferred shares, par value US$0.001 per share.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “ShangPharma” refer to ShangPharma Corporation, a Cayman Islands company, and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future development, financial condition and results of operations;

•	the expected growth of the pharmaceutical and biotechnology outsourcing industry in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our customers’ intellectual property rights and not infringe on the intellectual property rights of others;

•	competition in the pharmaceutical and biotechnology outsourcing industry;

•	PRC and U.S. governmental policies and regulations relating to the pharmaceutical and biotechnology outsourcing industry;

•	litigation and government proceedings involving our company and industry; and

•	general economic and business conditions, particularly in the United States and China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report.

Our selected consolidated statement of income data presented below for the years ended December 31, 2008, 2009 and 2010 and our balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated statement of income data presented below for the years ended December 31, 2006 and 2007 and our balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2006	2007	2008	2009	2010
	(in millions of US$, except for share, per share, and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	17.8	34.7	60.5	72.3	90.3
Cost of revenues	(10.1)	(22.8)	(40.5)	(48.4)	(60.2)

Gross profit	7.7	11.9	20.0	23.9	30.1

Operating expenses:
Selling and marketing	(0.3)	(0.5)	(0.8)	(1.7)	(2.3)
General and administrative	(1.9)	(4.0)	(9.3)	(12.0)	(17.4)

Total operating expenses	(2.2)	(4.5)	(10.1)	(13.7)	(19.7)

Profit from operations	5.5	7.4	9.9	10.2	10.4
Interest income	*	0.2	0.2	*	0.1
Interest expense	—	—	—	—	*
Other income	*	0.2	0.9	1.3	4.8
Other expenses	*	(0.1)	(1.6)	(0.2)	(0.2)

Income from operations before income taxes	5.4	7.7	9.4	11.4	15.1
Income taxes	(1.7)	(0.2)	(0.3)	(1.6)	(2.1)

Net income attributable to ShangPharma Corporation	3.7	7.5	9.1	9.8	13.0
Allocation to preferred shareholders	—	(0.7)	(2.3)	(2.5)	(2.7)

Net income attributable to ShangPharma Corporation’s ordinary shareholders	3.7	6.8	6.8	7.3	10.3

Net income attributable to ShangPharma Corporation’s ordinary shareholders per share
Basic	0.2	0.03	0.03	0.04	0.04

Diluted	0.2	0.03	0.03	0.04	0.04

Net income attributable to ShangPharma Corporation’s ordinary shareholder per ADS(1)
Basic	0.32	0.59	0.59	0.63	0.79

Diluted	0.32	0.59	0.59	0.63	0.78

Weighted average ordinary shares outstanding(2)
Basic	208,005,986	208,005,986	208,005,986	208,005,986	233,874,361

Diluted	208,005,986	230,381,122	278,000,000	278,051,299	238,000,199

Notes:
*	Less than US$50,000.
(1)	Each ADS represents 18 ordinary shares.
(2)	In May 2008, we effected a bonus share issuance in the form of a share split by issuing an additional approximately 20,800 ordinary shares for each ordinary share outstanding and an additional approximately 20,800 preferred shares for each preferred share outstanding. As a result of the bonus share issuance, the number of ordinary shares and preferred shares increased to 208,005,986 and 69,994,014, respectively. The effect of the bonus share issuance is retroactively reflected for all periods presented herein.

	Years Ended December 31,
	2006	2007	2008	2009	2010
	(in millions of US$)
Consolidated Statements of Operations Data:
Cash	2.3	19.6	15.8	12.2	49.2
Total current assets	6.0	27.5	28.7	30.1	73.1
Total assets	14.4	45.3	61.7	70.0	138.0
Total current liabilities	6.6	11.5	17.3	15.5	24.4
Total liabilities	6.3	11.5	17.3	15.5	24.4
Series A convertible preferred shares	—	34.4	34.4	34.4	—
Total equity	8.1	(0.6)	10.0	20.1	113.5

Exchange Rate Information

We use U.S. dollars as our reporting currency in our consolidated financial statements and in this annual report. We conduct substantially all of our operations in China. A substantial portion of our sales are denominated in U.S. dollars, while a significant portion of our costs and expenses are denominated in Renminbi. This annual report contains translations of RMB into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the certified exchange rate published by the Board of Governors of the Federal Reserve Bank in effect on December 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 22, 2011, the certified exchange rate was RMB6.5067 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange Rate
Period	Period End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5520	6.5965
March	6.5743	6.5645	6.5483	6.5743
April (through April 22)	6.5067	6.5315	6.4920	6.5477

Source: Federal Reserve Statistical Release

Notes:
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Our ability to execute projects, maintain, expand or renew existing customer engagements and obtain new customers depends largely on our ability to attract, train, motivate and retain skilled scientists.

Our success largely depends on the R&D efforts of our skilled scientists and their ability to keep pace with changes in pharmaceutical and biotechnology R&D technologies and methodologies. In particular, our customers value highly skilled Western-trained scientists, preferably with large pharmaceutical and/or biotechnology company experience. Our success also depends on the depth and quantity of our scientific personnel. We face challenges in attracting new employees and maintaining consistent quality standards throughout our employee base at our current growth rate. Our employee base increased from 1,115 as of December 2007 to 1,897 as of December 31, 2010.

We compete with pharmaceutical, biotechnology and contract research firms and academic and research institutions for qualified and experienced scientists, particularly in chemistry and biology. To effectively compete, we may be required to offer higher compensation and other benefits that could materially and adversely affect our financial condition and results of operations. We may be unable to hire and retain enough skilled and experienced scientists to replace those who leave our company. Additionally, we may be unable to redeploy and retrain our professionals to keep pace with technological changes, evolving standards and changing customer preferences. Any inability to attract, train, motivate or retain skilled scientists may materially and adversely affect our business, financial condition, results of operations and prospects.

A limited number of our customers have accounted for and are expected to account for a high percentage of our revenues. The loss or significant reduction in orders from any of these customers could materially and adversely affect our business, financial condition, results of operations and prospects.

Our two largest customers in 2009 and 2010, Eli Lilly and Company, or Lilly, and GlaxoSmithKline plc, or GSK, respectively accounted for 27% and 10% of our net revenues in 2009 and 21% and 8% of our net revenues in 2010. No other customer accounted for more than 10% of our net revenues in 2009 or 2010. Our top ten customers, which varied in each of the last three years, accounted for approximately 77%, 65% and 63% of our net revenues in 2008, 2009 and 2010, respectively. Furthermore, we generated a significant majority of our net revenues during the same periods from sales to customers located in the United States.

Due to our customer concentration, any of the following events, among others, may cause material revenue fluctuations or declines and materially and adversely affect our business, financial condition, results of operations and prospects:

•	order or contract reduction, delay or cancellation by one or more of our significant customers and our failure to identify and acquire additional or replacement customers; and

•	a substantial reduction by one or more of our significant customers in the price they are willing to pay for our services and products.

Any failure to retain our existing customers or expand our customer base may result in our inability to maintain or increase our revenues.

Our existing customers may not continue to generate significant revenues for us once our engagements with them are concluded and our relationships with them may not present further business opportunities. We have entered into master services agreements with some customers, the terms of which typically range from one to five years. If we fail to build new customer relationships or our relationships with existing customers terminate, we may not be able to maintain or increase our revenues.

A reduction in R&D budgets by pharmaceutical and biotechnology companies may result in a reduction or discontinued use of our services, which may adversely affect our business.

Fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants could significantly affect the demand for our services. R&D budgets fluctuate due to, among other things, pharmaceutical and biotechnology industry downturns, consolidation of pharmaceutical and biotechnology companies, general economic conditions, and changes in available resources, spending priorities and institutional budgetary policies. The global pharmaceutical and biotechnology industry has experienced significant consolidation and, during the global financial crisis, some pharmaceutical and biotechnology companies experienced financial difficulties. We have experienced reductions, delays or cancellations of orders or contracts from certain customers and difficulties in collecting fees from certain customers who experienced financial difficulties or consolidation in the global financial crisis. For example, two of our North America-based biotechnology customers experienced financial difficulties during the global financial crisis and terminated their contracts with us in late 2008. We collected all of the accounts receivable from one of the two customers and part of the accounts receivable from the other one. The amount of uncollected accounts receivable was immaterial and fully reserved for. If pharmaceutical and biotechnology companies discontinue or decrease the use of our services due to factors such as a prolonged slowdown in the overall U.S. or global economy or further industry consolidation, our revenues and earnings could be lower than we expect and our revenues may decrease or fail to grow at historical rates.

The outsourcing trend in the drug R&D industry may decrease, which could slow our growth.

The success of our business depends primarily on the number of contracts and the size of the contracts that we obtain from pharmaceutical and biotechnology companies. Over the past several years, our business has benefited from increased levels of outsourcing of drug R&D by pharmaceutical and biotechnology companies. While the outsourcing trend is expected to continue for the next several years, a reversal or slowing of this trend could result in diminished growth in our expected growth areas and materially adversely affect our business, financial condition, results of operations and prospects.

If we fail to protect the intellectual property rights of our customers, we may be subject to liability for breach of contract and may suffer damage to our reputation.

Protection of intellectual property associated with pharmaceutical and biotechnology R&D services is critical to all our customers. Our customers generally retain ownership of associated intellectual property rights, including those they provide to us and those arising from the services we provide. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important for us because almost all of our operations are based in China, which has not traditionally enforced intellectual property protection to the same extent as in the United States. Despite measures we take to protect our customers’ and our own intellectual property, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Any unauthorized disclosure of our customers’ proprietary information could subject us to liability for breach of contract and significantly damage our reputation, which could materially harm our business, financial condition, results of operations and prospects.

Any failure to comply with applicable regulations and industry standards or obtain various licenses and permits could harm our reputation and our business, results of operations and prospects.

A number of governmental agencies or industry regulatory bodies in China, the United States and Europe, impose strict rules, regulations and industry standards governing pharmaceutical and biotechnology R&D activities, which apply to our customers and us. Our failure to comply with such regulations could result in the termination of ongoing research, administrative penalties imposed by regulatory bodies or the disqualification of data for submission to regulatory authorities. This could harm our reputation, prospects for future work and operating results. For example, if we were to treat research animals inhumanely or in violation of international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, or AAALAC, AAALAC could revoke any such accreditation and the accuracy of our animal research data could be questioned.

In addition, our subsidiaries in China need to obtain various licenses and permits to conduct their current operations. If any of our subsidiaries in China is unable to obtain all the requisite licenses and permits or fails to renew or update any of the licenses or permits timely, it may be subject to fines and other penalties, including suspension of its operations.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in significant monetary damages, fines and other penalties.

As our pharmaceutical and biotechnology R&D processes generate waste water, toxic and hazardous substances and other industrial wastes, we must comply with all national and local environmental laws and regulations in China. We are required to undertake environmental impact assessment procedures and pass the subsequent inspection and approval procedures before commencing our operations. We are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated in our operations. We did not complete certain environmental assessment or approval procedures for some of our facilities. We took remedial measures necessary to obtain the requisite approvals. We had received approvals of the environmental impact assessment report for our principal facilities in Shanghai by November 2010 and are now applying for the inspection and approval of such facilities. According to relevant PRC regulations, the local environmental protection authorities are required to complete the inspection and approval procedures within several months upon receipt of an application for such inspection and approval. However, we cannot assure you that the remedial measures we are taking will be completed timely and successfully. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental laws and regulations, we may be required to pay fines or damages to third parties or suspend our operations. In addition, because the requirements imposed by environmental laws and regulations may change and more stringent regulations may be adopted, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

We are subject to safety and health laws and regulations in China, and any failure to comply could adversely affect our operations.

Our operations and facilities are subject to extensive safety and health laws and regulations. We must ensure that our operations and facilities comply with PRC standards and requirements on fire prevention, hazardous and radioactive materials handling, work environment safety and employees’ health conditions. We have not completed certain procedures for some of our facilities or projects required for compliance with these laws and regulations, such as having our relevant work environments inspected for occupational hazards. We are taking remedial measures to rectify such non-compliance. For example, we have had our material work areas inspected for occupational hazards. However, we may be subject to government orders to rectify non-compliance within a specified period, pay fines or suspend our operations. In addition, we cannot eliminate the risk of accidental contamination or injury from hazardous or radioactive materials used in our operations. If we fail to prevent contamination or injury, we could be liable for any resulting damages, which may materially and adversely impact our business, financial condition, results of operations and prospects.

Any failure by us to satisfy our customers’ audits and inspections could harm our reputation and our business, financial condition, results of operations and prospects.

Our customers routinely audit and inspect our facilities, processes and practices to ensure that we meet their standards for drug discovery and development. To date, we are not aware of any material negative findings from our customers’ audits and inspections. However, we may not be able to pass all such audits and inspections to our customers’ satisfaction, and any such failure may significantly harm our reputation and materially and adversely affect our business, financial condition, results of operations and prospects. We face increasingly intense competition. If we do not compete successfully against new and existing competitors, demand for our services and related revenues may decrease and we may be subject to increasing pricing pressure.

We face increasingly intense competition. If we do not compete successfully against new and existing competitors, demand for our services and related revenues may decrease and we may be subject to increasing pricing pressure.

The global pharmaceutical and biotechnology R&D outsourcing market is highly competitive, and we expect competition to intensify. We face competition based on several factors, including the quality and scope of services, the ability to protect confidential information and intellectual property, the ability to be responsive and efficient with respect to customers’ requests, depth of customer relationship and pricing. We compete with WuXi PharmaTech (Cayman) Inc., or WuXi PharmaTech, across the breadth of our service offerings. We also compete with industry participants in particular service areas, including Albany Molecular Research, Inc. in discovery chemistry and pharmaceutical development, and Cerep S.A. and Covance Inc. in discovery biology and preclinical development.

We expect to increasingly compete against multinational companies, both domestically and internationally, as we offer more complex and sophisticated services. Additionally, several major pharmaceutical and biotechnology companies have made in-house R&D investments in China, a trend we expect to continue. These in-house investments may result in increased competition for qualified personnel. Some of our larger competitors may have greater financial, research and other resources, broader scope of services, greater pricing flexibility, more extensive technical capabilities and greater name recognition than we do. Furthermore, consolidation within the global pharmaceutical and biotechnology R&D outsourcing markets may create stronger competitors than those we are facing today.

We also expect increased competition as new companies enter into our market and more advanced technologies become available. Our services and expertise may be rendered obsolete or uneconomical by technological advances or new approaches or technologies. Our competitors’ existing or new approaches or technologies they develop may be more effective than those we develop. Furthermore, increased competition may subject us to increasing pricing pressure and reduce demand for our services, which could reduce our margins and profitability.

We may fail to effectively expand and market our service offerings and capabilities, which may harm our growth opportunities and prospects, possibly resulting in related losses.

We intend to expand our existing services and offer new services across the drug discovery value chain. Initially focusing on discovery chemistry services, we introduced pharmaceutical development services in 2005 and discovery biology and preclinical development services in 2007. We began offering biologics services in early 2010. We are constructing an approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai designed to manufacture advanced intermediates and APIs for preclinical testing and clinical trials. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. We are also constructing an approximately 150,000 square-foot laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. To successfully develop and market our new services, we must:

•	accurately assess and meet customer needs and market demands;

•	optimize our drug discovery and development processes to predict and control costs;

•	hire, train and retain scientists and other personnel;

•	provide services in a timely manner;

•	increase customer awareness and acceptance of our services;

•	obtain required regulatory clearances or approvals;

•	compete effectively with other R&D outsourcing providers;

•	price our services competitively; and

•	effectively integrate customer feedback into our business planning.

If we are unable to expand our service offerings and create demand for those newly expanded services, our business, results of operations, financial condition and prospects may be materially and adversely affected.

We may be unable to expand our capacity and scale up our operations as anticipated, possibly resulting in material delay, increased costs and lost business opportunities.

We are developing an approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai designed to manufacture advanced intermediates and APIs for preclinical testing and clinical trials. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. We are constructing an approximately 150,000 square-foot laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. We may not construct Phase B of the multi-purpose manufacturing facility or the laboratory services building in accordance with the anticipated timetable or within budget. We may lease or build additional animal facilities in Shanghai if the demand for our discovery biology and preclinical development services increases. Any material delay in bringing these facilities online or scaling up operations, or any substantial cost increases to complete them or scale up operations, could materially and adversely affect our financial condition and results of operations, and result in lost business opportunities.

If we fail to effectively manage our anticipated growth and execute our growth strategies, our business, financial condition, results of operations and prospects could suffer.

Pursuing our growth strategies, including integrating and expanding our facilities and service offerings to meet our customers’ needs, has resulted in and will continue to place substantial demands on our management and resources. Managing this growth and executing our growth strategies will require, among other things:

•	enhancement of our pharmaceutical and biotechnology R&D capabilities;

•	effective coordination and integration of our research facilities and teams, particularly those located in different or newly opened facilities;

•	successful personnel hiring and training;

•	effective cost controls and sufficient liquidity;

•	effective and efficient financial and management controls;

•	increased marketing and sales support activities;

•	effective quality control; and

•	our ability to manage our various vendors and suppliers and leverage our purchasing power.

Any failure to effectively manage our anticipated growth and execute our growth strategies could materially adversely affect our business, financial condition, results of operations and prospects.

If our company or our founders grant employees share options and other share-based compensation in the future, our net income may be adversely affected.

Our equity incentive plans and other similar types of incentive plans are important in order to attract and retain key personnel. Our company and our founders have granted our employees share options in the past pursuant to the 2008 Equity and Performance Incentive Plan, or the Plan, and restricted share units pursuant to the Founder’s 2008 Equity and Performance Incentive Plan, or the Founder’s Plan, and the 2010 Share Incentive Plan, or the 2010 Plan. As a result of the issuance of options and RSUs under these plans, we have in the past incurred and expect in the future to incur share-based compensation expenses. We account for compensation costs for all share options, including share options granted to our employees, consultants, non-employee directors and officers using the fair value determined at the grant date and recognize the expense in our consolidated statement of operations. We also account for compensation costs for the conversion of RSUs into our ordinary shares. These compensation costs may materially and adversely affect our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

In providing our pharmaceutical and biotechnology R&D outsourcing services, we face health and safety liability and product liability risks.

In providing our services in connection with drug discovery and development, we face a range of potential liabilities, which include risks that disease models and animals infected with diseases for research interests may be harmful, or even lethal, to themselves and humans despite preventive measures we take for the quarantine and handling of animals. We also face product liability risks should the drugs we assist in developing and manufacturing become subject to product liability claims. We provide services in the development, testing and manufacturing of drugs that may ultimately be used by humans, although we do not commercially market or sell the products to end users. If any of these drugs harm people, we may be subject to litigation and may be required to pay damages to those persons.

We do not have general liability or product liability insurance covering our whole business or all of our products and services. We currently maintain general liability insurance for five contracts covering, among other things, bodily injury and property damage arising out of the products or services provided under these contracts. The aggregate net revenues derived from these contracts in 2010 accounted for 7% of our total net revenues in this period. The aggregate maximum coverage amount under the insurance policy for these contracts is US$5.0 million for bodily injury and property damage arising out of our products or services and economic loss sustained by persons or entities due to deficiencies in our products or services. Damages awarded in a product liability action could be substantial and, to the extent not covered by our insurance, could materially and adversely impact our business, financial condition and results of operations.

Because many of our fee-for-service based contracts are contingent on successful completion and are of a fixed price nature, we may bear risk if we do not successfully or timely develop a service or enter contracts with pricing below our estimated cost due to competitive pressures or strategic objectives, or incur overrun costs.

A significant portion of our net revenues is based on fee-for-service contracts, which are contingent on successful completion and are often for a fixed price. Therefore, we bear financial risk if we do not successfully or timely complete services or if we price our fee-for-service based contracts below our estimated cost of completing these contracts or otherwise incur cost overruns. We also face pricing pressures from some of our competitors. To capture market share, we have, in the past, intentionally priced some fee-for-service based contracts below our estimated cost of completing these contracts. Below-cost pricing or significant cost overruns could materially and adversely affect our business, financial condition, results of operations and prospects.

The loss of services of our senior management and key scientific personnel could severely disrupt our business and growth.

Our success significantly depends upon the continued service of our senior management and key scientific personnel. We are highly dependent on Mr. Michael Xin Hui, our co-founder and chief executive officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with our major customers since our inception, as well as other members of our management and other key scientific personnel. The loss of any one of them, in particular Mr. Hui, would materially and adversely affect our business. Although each member of our senior management and key scientific personnel has signed a noncompete agreement with us, we may be unable to successfully enforce these provisions in the event of a dispute. If we lose the services of any of our senior management members or key scientific personnel, we may be unable to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth.

A payment failure by any of our large customers could adversely affect our cash flows and profitability.

Historically, we have not experienced any significant bad debt or collection problems, but such problems may arise in the future. The failure of any of our customers to make timely payments could require us to write off accounts receivable or increase provisions made against our accounts receivable, either of which could adversely affect our cash flows and profitability.

Our limited operating history may make it difficult for you to evaluate our business and future prospects.

We commenced operations and began offering our pharmaceutical and biotechnology R&D outsourcing services in 2002. Our business model changes with the evolution of the pharmaceutical and biotechnology R&D outsourcing market in China and around the world. Accordingly, our operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants is limited. These circumstances may make it difficult for you to evaluate our business and future prospects, and you should not rely on our past results or our historic growth rate as an indication of our future performance.

In preparing our consolidated financial statements, we have identified one material weakness and other deficiencies in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

Prior to our initial public offering in October 2010, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness and other deficiencies in our internal control over financial reporting as of December 31, 2009. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to a lack of sufficient competent personnel with appropriate levels of accounting knowledge and experience to perform period end reporting procedures, address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures under U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they are required to do now that we have become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other control deficiencies, we have taken several measures to remedy the material weakness and control deficiencies and improve our internal control over financial reporting. We hired additional finance and accounting personnel, including a finance controller in late 2009, a finance manager in early 2010 and William Dai, our new chief financial officer in early 2011, all with significant U.S. GAAP and SEC reporting experience. These additional personnel are responsible for the preparation and review of financial statements and accompanying footnotes in accordance with U.S. GAAP and implementing or improving the internal reporting process under U.S. GAAP. In addition, we have (i) provided, and intend to continue to provide, on-going training to our accounting and operating personnel across different subsidiaries and departments to improve their U.S. GAAP accounting knowledge; (ii) established and strengthened our IT systems and controls related to the IT systems to ensure proper record keeping; (iii) developed comprehensive quarterly closing procedures that require certain documentation and records to be completed and reviewed; (iv) updated and improved our accounting manual; and (v) engaged an outside consultant to assist us in preparing for compliance with Section 404 of the Sarbanes-Oxley Act. We are also in the process of, among other things, evaluating our financial accounting system for adequacy and potential upgrade. We will continue to implement measures to support our internal control over financial reporting.

However, the implementation of these measures may not fully address the material weakness and other control deficiencies in our internal control over financial reporting, and the material weakness and other control deficiencies have not been fully remedied as of December 31, 2010. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, could be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. Annual reports generally must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In additional, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities Exchange Commission for newly public companies. See “Item 15. Controls and Procedures.” These reports will be required to be included in our annual report on form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. Furthermore, we have incurred and anticipate that we will continue to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009 and 2010. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. A slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

Our customer agreements contain provisions that are adverse to our interests or expose us to potential liability.

Our agreements with our customers generally provide that customers can terminate the agreements or reduce the scope of services under the agreements upon short notice. In a majority of our customer agreements, our customers have the unilateral right to terminate for convenience upon one to three months’ prior notice. Although we have not been materially and adversely affected by previous contract cancellations or modifications, if a customer terminates a contract with us, we are only entitled under the terms of the contract to receive revenue earned until the date of termination. Therefore, cancellation or modification of a large contract or cancellation or modification of multiple contracts could materially and adversely affect our business, financial condition, results of operations and prospects.

In certain of our customer agreements, we have assumed indemnification obligations for intellectual property infringement resulting from the misuse of confidential information by our employees or from the customer deliverables that we provide to the extent that we create the infringing aspect of the deliverables. As a result, we could be potentially exposed to substantial liability.

In addition, in some of our customer agreements, we agree, either by ourselves or together with third parties, not to compete with the customer. In some cases, we are required to seek the customer’s prior written consent before working for other customers on similar projects. Complying with these noncompete obligations may restrict our ability to expand certain service offerings, and failure to comply could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

We use a limited number of suppliers, including a related party, Labpartner (Shanghai) Co., Ltd., for several of our service offerings, which, if interrupted, could disrupt or delay our services, reduce our sales and force us to use more expensive supply sources.

We use a limited number of sources for our supply of certain reagents and other chemicals required in our product and service offerings. In particular, we purchased significant amounts of reagents and other chemicals from Labpartner (Shanghai) Co., Ltd., or Labpartner, a related party, in each of 2008, 2009 and 2010. Disruptions or delays with respect to our suppliers may arise from health problems, export or import restrictions or embargoes, foreign government or economic instability, severe weather conditions, disruptions to the air travel system, contract disputes or other disruptions. If the supply of certain materials were interrupted, our services may be delayed. We also may not be able to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials that meet our standards or at acceptable costs, or at all, our ability to accept and fulfill customer orders in the required quality and quantity and at the required time could be restricted, which in turn may materially and adversely affect our business, financial condition, results of operations and prospects.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage or loss of our equipment and office furniture, employer’s liability insurance generally covering death or work injury of employees, public liability insurance covering third party bodily injury and property damage incurred in connection with our business in China, and directors and officers liability insurance. We do not have general liability or product liability insurance covering our whole business or all of our products and services. We currently maintain general liability insurance for five contracts covering, among other things, bodily injury and property damage arising out of the products or services provided under these contracts. The aggregate net revenues derived from these contracts in 2010 accounted for 7% of our total net revenues in this period. The aggregate maximum coverage amount under the insurance policy for these contracts is US$5.0 million for bodily injury and property damage arising out of our products or services and economic loss sustained by persons or entities due to deficiencies in our products or services. We do not maintain business disruption insurance or key man life insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in substantial costs and a diversion of resources.

Our quarterly revenues and operating results may be difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly due to numerous factors, including:

•	the commencement, postponement, completion or cancellation of large contracts;

•	the progress of ongoing contracts;

•	the delivery schedule of our customers;

•	budget cycles of our customers;

•	changes in the mix of our revenues from our services based on a fee-for-service or FTE basis or the percentage of our fee-for-service based contracts that are contingent upon successful completion;

•	changes in the industry operating environment;

•	changes in government policies or regulations or their enforcement;

•	exchange rate fluctuations;

•	a downturn in general economic conditions in the United States, China or internationally; and

•	the timing of and charges associated with completed acquisitions or other events.

Many of these factors are beyond our control, making our quarterly results fluctuate and difficult to predict. Fluctuations in our quarterly revenues and operating results could cause the trading price of our ADSs to decline below investor expectations.

We may need additional capital that we may be unable to obtain in a timely manner or on acceptable terms, or at all.

We may require additional capital in order to grow, remain competitive, develop new services and expand our capacity. Our ability to obtain capital is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by healthcare and related companies; and

•	economic, political and other conditions in China, the United States and elsewhere. However, financing may not be available in amounts or on terms acceptable to us, if at all.

Our capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

Our capital needs and other business reasons could require us to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would increase our debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends.

Acquisitions or investments could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our business.

We anticipate that a portion of any future growth of our business might be accomplished by acquiring businesses, products or technologies. The success of any acquisition will depend upon, among other things, our ability to integrate acquired personnel, operations, products and technologies into our organization effectively, to retain and motivate key personnel of the acquired businesses and to retain their clients. In addition, we might not be able to identify suitable acquisition opportunities or obtain any necessary financing on acceptable terms. We might also spend time and money investigating and negotiating with potential acquisition or investment targets, but not complete a transaction. Any acquisition could involve other risks, including the assumption of additional liabilities and expenses, issuances of potentially dilutive securities or interest-bearing debt, transaction costs, reduction in our ADS price as a result of any of these or because of market reaction to a transaction and diversion of management’s attention from other concerns.

Recent healthcare reform creates uncertainty in the need for our services.

In March 2010, the United States Congress passed the Patient Protection and Affordable Care Act. Implementation of this newly enacted act, which is intended to control health care costs, may limit profits from the development of new drugs. Similar reform movements have occurred or may occur in parts of Europe and Asia. It is unclear how these reforms may affect R&D expenditures by pharmaceutical and biotechnology companies, which creates uncertainty in the business opportunities available to us in the United States and other countries.

Negative attention from special interest groups may impair our ability to operate our business efficiently.

Some of the services we provide, or intend to provide, involve the use of large and small animals, as well as non-human primates. Certain special interest groups categorically object to the use of animals for research purposes. Historically, our core research model activities with small animals have not been the subject of animal rights media attention, and as we expand our service biology offerings into non-GLP toxicology, we anticipate that we will work extensively with large animals and non-human primates. However, research activities with animals have been the subject of adverse attention, negatively impacting our industry. Any negative attention or threats directed against our animal research activities could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures that utilize laboratory animals, as has been advocated by certain groups, our business could be materially and adversely affected.

Contamination in our animal populations can distort or compromise the quality of our research results, cause human infection, increase costs and decrease revenue.

Our research models must be free of certain infectious agents such as certain viruses and bacteria. The presence of these infectious agents in our animal facilities could distort or compromise the quality of our research results and could adversely impact human or animal health. Removing or preventing contamination typically requires cleaning, renovating, disinfecting, retesting and restarting our animal facilities, which result in clean-up and start-up costs and reduced revenue due to lost customer confidence in the accuracy of our research results. In some cases, we may import animals carrying infectious agents capable of causing diseases in humans. As a result, there could be a possible risk of human exposure and infection. Although we have not had serious contamination in the past, contamination may occur in the future, which could materially and adversely impact our financial results.

For our customers’ future drugs to be marketed in the United States, we may need to obtain clearance from the FDA and our operations will need to comply with FDA standards. Any adverse action by the FDA against us would negatively impact our ability to offer our services and harm our business and prospects.

As we expand our service offerings, we may need to obtain clearance by the U.S. Food and Drug Administration, or FDA, in the event that our customers’ clinical trials reach the stage of filing a New Drug

Application, or NDA, with the FDA, to grant permission to market the drug in the United States. All facilities and manufacturing techniques used to manufacture drugs and biologics in the United States must conform to standards established by the FDA. The FDA may conduct scheduled periodic inspections of our facilities to monitor our compliance with regulatory standards. If the FDA finds that we have failed to comply with the appropriate regulatory standards, it may impose fines or take other actions against us or our customers, or we may no longer be able to offer our services to U.S. customers. The resulting corrective measures may be lengthy and costly. As a result, we may be unable to fulfill our contractual obligations. Any adverse action by the FDA would materially and adversely impact our reputation and our business, financial condition, results of operations and prospects. We may or may not obtain clearance from FDA standards in the event that we are inspected, or maintain such clearance over time.

New technologies or methodologies may be developed, validated and increasingly used in the global pharmaceutical and biotechnology R&D outsourcing industry that could reduce demand for our services.

The global pharmaceutical and biotechnology R&D outsourcing industry is evolving, and we must keep pace with new technologies and methodologies in the industry to maintain our competitive position. As a result, we must invest significant human and capital resources in R&D to enhance our technology and our existing services and introduce new services utilizing advanced technologies. However, we may not be successful in adapting to or commercializing these new technologies if developed. New technologies could decrease the need for our existing technologies, and we may not be able to develop new service or technologies effectively or in a timely manner. Our failure to develop, enhance or adapt, to new technologies and methodologies could significantly reduce demand for our services and harm our business and prospects.

Our principal facilities may be vulnerable to natural disasters or other unforeseen catastrophic events.

We conduct our operations primarily at our headquarters in Shanghai Zhangjiang Hi-Tech Park and our R&D center in Chengdu. We have animal facilities in Shanghai Zhangjiang Hi-Tech Park and Fengxian, Shanghai and a manufacturing facility in Nanhui, Shanghai. In addition, we commenced operations on the initial phase of Phase A of a cGMP-quality multiple-purpose manufacturing facility located in Fengxian, Shanghai in January 2011. We are constructing an approximately 150,000 square-foot laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. We depend on our facilities for our business. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars could significantly impair our ability to operate our business in its ordinary course. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement time. The occurrence of any such event may materially and adversely affect our business, financial condition, results of operations and prospects.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our staffing and may even result in temporary closure of our facilities.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In April 2009, a new strain of influenza A virus subtype H1N1 was discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported a few hundred deaths caused by the influenza A (H1N1). Any outbreak of avian influenza, SARS, the influenza A (H1N1) or other adverse public health developments in China may materially and adversely affect our business operations. These occurrences could severely disrupt to our daily operations.

Risks Related to Doing Business in China

Fluctuations in exchange rates may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

The reporting and functional currency of ShangPharma Corporation is the U.S. dollar. Our offshore subsidiaries’ functional currency is the U.S. dollar. However, the functional currency of our PRC subsidiaries is the Renminbi. A significant majority of our revenues are denominated in U.S. dollars and most of our costs and expenses are denominated in Renminbi. The net proceeds from our initial public offering were denominated in U.S. dollars.

Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We began hedging our U.S. dollar exposure using forward contracts from the second half of 2008 based in part on our expected monthly revenues. We may continue to enter similar or other types of hedging transactions in the future. However, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert between the Renminbi and foreign currency. As a result, fluctuations in exchange rates may materially and adversely affect your investment.

Adverse changes in the political and economic policies of the PRC government could materially and adversely affect the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and all of our revenues are derived from our operations there. Accordingly, economic, political and legal developments in China significantly affect our business, financial condition, results of operations and prospects. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven across different periods, regions and economic sectors of China. We cannot assure you that the Chinese economy will continue to grow, or that any such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in early 2010, the

People’s Bank of China started to take measures including increasing the statutory deposit reserve and the benchmark interest rate to lower the pace of growth of the Chinese economy. It is unclear whether the PRC government will continue such policies, or whether PRC economic policies will be effective in creating stable economic growth. Any further slowdown in the economic growth of China could reduce demand for our solutions and services, which could materially and adversely affect our business, our financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is largely a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation over the past two decades has significantly enhanced the protections afforded to various foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Because these laws and regulations are relatively new, and published court decisions are limited and nonbinding in nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the violation occurs.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts entered into by our PRC subsidiaries. As a result, these uncertainties could materially and adversely affect our business and results of operations.

SAFE regulations may limit our ability to finance our PRC subsidiaries effectively and affect the value of your investment and may make it more difficult for us to pursue growth through acquisition.

If we finance our PRC subsidiaries through additional capital contributions, the Ministry of Commerce in China or its local counterpart must approve the amount of these capital contributions. Further, any loan by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. Further, SAFE promulgated an official notice on November 19, 2010, requiring the authenticity of the settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration

Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On October 21, 2005, SAFE issued a public circular, or Circular 75, which became effective on November 1, 2005. Circular 75 requires PRC residents to register with the local SAFE branch before establishing or controlling any company, referred to in the circular as an “offshore special purpose vehicle,” outside of the PRC for capital financing and to register again after completing an investment in or acquisition of any operating subsidiaries in the PRC, which is commonly referred to as a round-trip investment. Also, any change of shareholding or any other material capital alteration in such offshore special purpose vehicle shall be filed with the local SAFE branch within 30 days after the shareholding change or capital alteration.

In 2003, our founders, who may be deemed PRC residents for the purpose of Circular 75, established our intermediary holding companies in Hong Kong, which subsequently acquired or established their directly- owned subsidiaries in China. Circular 75 retroactively applies to our initial formation of the corporate structure as a round-trip investment and required our founders to register their respective shareholdings in our company with the local SAFE branch in Shanghai by March 31, 2006. Our founders inadvertently missed this filing deadline. We have urged our founders to, and they have been making efforts in order to, apply for a remedial SAFE registration. Although such a remedial registration is permissible under supplementary rules of Circular 75, our founders’ attempted registration has not been accepted by the local SAFE branch in Shanghai due to the lack of specific administrative procedures for remedial registrations. We will continue to urge our founders to, and our founders will continue making efforts to, apply for a remedial SAFE registration. However, we cannot assure you that our founders will be able to make the remedial registration. Even if our founders’ application for remedial registration is accepted, SAFE may still impose administrative penalties on our founders and on our PRC subsidiaries when reviewing such application. If for any reason the relevant government authorities in China determine that our founders are not in compliance with Circular 75, our founders and our PRC subsidiaries may be subject to administrative measures and penalties including, without limitation, orders to rectify and monetary fines, the SAFE registration of our PRC subsidiaries could be revoked, and any proposed foreign exchange transaction between our Hong Kong intermediary holding companies and their directly owned subsidiaries in China may be reversed and restricted, which may materially and adversely affect our business operations and liquidity in China.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under applicable PRC regulations, all foreign exchange matters relating to employee share ownership plans, share option plans or similar plans in which Chinese citizens participate require approval from SAFE or its authorized local branch. In addition, Chinese citizens who are granted share options, shares or other equity interests such as RSUs by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures. We became an offshore listed company upon the completion of our initial public offering and as a result we and our Chinese employees who have been granted share options, RSUs or shares are subject to these regulations. If we or our Chinese employees fail to comply with these regulations after we become an offshore listed company, we or our Chinese employees may face sanctions imposed by SAFE or other PRC government authorities, including restrictions on foreign currency conversions and additional capital contributions to our PRC subsidiaries.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could materially and adversely affect our ability to conduct our business.

We are a holding company and we rely principally on dividends from our subsidiaries in Hong Kong for our cash requirements, including any debt we may incur. We currently receive substantially all of our revenues in U.S. dollars. In future periods, however, we expect to receive an increasing portion of our revenues in RMB. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2010, our aggregate net assets in the amount of US$77.0 million were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The discontinuation, reduction or delay of any of the preferential tax treatment or other government incentives available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

China passed a new PRC Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. The PRC Enterprise Income Tax Law significantly curtails tax incentives granted to foreign-invested enterprises under the Foreign-Invested Enterprise Income Tax Law in effect before January 1, 2008. The PRC Enterprise Income Tax Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The PRC Enterprise Income Tax Law and its implementing rules permit certain “high and new technology enterprises” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Income Taxes.”

In addition, local governments have used different incentives to encourage or accelerate the development of pharmaceutical and biotechnology R&D outsourcing industries. We have historically received sales tax exemptions for certain laboratory services upon approval from local authorities. We also benefited from government incentives in the form of cash subsidies in 2008, 2009 and 2010.

Preferential tax treatment and other government incentives granted to our subsidiaries by local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatment or other government incentives available to us and our wholly-owned PRC subsidiaries will cause our effective tax rate to increase or our other income to decrease, which could materially and adversely affect our financial condition and results of operations.

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations.

Under the PRC Enterprise Income Tax Law and its implementing rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Tax Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China.

Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect State Tax Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as our PRC subsidiaries, were exempt from PRC withholding tax. However, our PRC counsel, Fangda Partners, has advised us that pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors that are non-PRC resident enterprises will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in Hong Kong, which are the direct holding companies of our PRC subsidiaries. If our Hong Kong subsidiaries are considered non-PRC resident enterprises, dividends that they receive from our PRC subsidiaries may be subject to withholding tax at a preferential rate of no more than 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of our PRC subsidiaries under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 4. Information on the Company—Business Overview—Regulation—Regulations on Tax—Dividend Withholding Tax.”

According to our PRC counsel, Fangda Partners, because there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

The M&A Rule and other relevant rules and regulations set forth complex procedures for acquisitions conducted by foreign investors that could make it more difficult to pursue acquisitions.

The M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. A circular recently published by the State Council requests that merger and acquisition activities by foreign investors in certain areas, including energy and resources, infrastructure and technology, will be subject to national security review. Complying with the requirements of the M&A Rule and other relevant rules and regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The failure of the owners of our leased facilities to comply with PRC property related laws and other matters may materially and adversely affect our ability to use our R&D facilities.

We perform various R&D services in leased facilities in Shanghai and Chengdu. The owners of our leased facilities have not met a number of land- and property-related legal requirements. For example, owners of some of our leased facilities have not been able to provide us with relevant building ownership certificates. Certain properties leased by us are used for R&D purposes while they are under zoning restrictions to be used for industrial or other purposes. In addition, certain leased facilities have been mortgaged by their respective owners.

As a result, third parties or government authorities may interfere with the use of our leased properties, we may be subject to fines by the government, our leases may be invalidated and our rights under these leases may be adversely affected. We may be forced to relocate any affected facilities. All of these consequences could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to this Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our solutions and services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide pharmaceutical and biotechnology R&D outsourcing services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the pharmaceutical and biotechnology R&D outsourcing services industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has experienced significant price and volume fluctuations unrelated to the operating performance of any particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We intend to retain most, if not all, of our available funds and earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 335,600,000 ordinary shares issued and outstanding including 104,400,000 ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares, including shares represented by ADSs, at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your ADSs.

Our directors, executive officers and principal shareholders will beneficially own approximately 62.1% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States federal income tax consequences.

Depending upon the value of our ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year.

Based on our income and assets and the price of our ADSs, we do not believe that we were a PFIC for the taxable year ending December 31, 2010. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an

“excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information—Taxation—United States Federal Income Taxation—PFIC Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands holding company and conduct substantially all of our business through our seven operating subsidiaries in China. We commenced operations in China in 2002 and established the holding company in the Cayman Islands on August 30, 2007. We own 100% of all of our operating subsidiaries in China through two wholly-owned companies, China Gateway Life Science (Holdings) Limited and ChemExplorer Company Limited, which were incorporated in Hong Kong on June 23, 2003 and January 3, 2003, respectively. Our corporate structure reflects common practice for companies with operations in China where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in the relevant jurisdictions.

In September 2007, in connection with our corporate restructuring and the incorporation of our Cayman Islands holding company, we issued a total of 5,000 ordinary shares, par value US$0.001 per share, to ChemExplorer Investment Holdings Ltd. and a total of 5,000 ordinary shares to ChemPartner Investment Holdings Limited. ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited are British Virgin Islands companies ultimately owned by Mr. Michael Xin Hui and the Hui Family Trust, a British Virgin Islands trust. Ms. Wenjuan Xiao is the settlor and one of the beneficiaries of the Hui Family Trust.

In September 2007, we issued 2,019 preferred shares, par value US$0.001 per share, in a private placement to TPG Star Charisma Ltd. and TPG Biotech II Charisma Ltd., for a total amount of US$21.0 million, and an existing shareholder of our company sold 1,346 preferred shares to TPG Star Charisma Ltd. and TPG Biotech II Charisma Ltd. for a total amount of US$14.0 million in the same transaction. In May 2008, we effected a bonus share issuance in the form of a share split such that an additional 20,800 ordinary shares were issued for each ordinary share outstanding and additional approximately 20,800 preferred shares for each preferred shares outstanding. Each preferred share was automatically converted into one ordinary share upon completion of our initial public offering in October 2010. On October 19, 2010, our ADSs began trading on the New York Stock Exchange under the ticker symbol “SHP.” We issued and sold a total of 3,200,000 ADSs and our selling shareholders sold a total of 2,600,000 ADSs, representing 57,600,000 and 46,800,000 ordinary shares, respectively, at an initial offering price of US$15.00 per ADS.

Our principal executive offices are located at No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, People’s Republic of China. Our telephone number at this address is (86-21) 5132-0088. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B. Business Overview

Overview

We are a leading China-based pharmaceutical and biotechnology R&D outsourcing company. We provide a broad range of high-quality, integrated services across the drug discovery and development process to international and Chinese pharmaceutical and biotechnology companies. Our services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. We offer our services on an FTE basis or a fee-for-service basis. Capitalizing on our broad service offerings, the experience and expertise of our skilled scientists and our state-of-the-art facilities and equipment, we help our customers discover and develop novel drug candidates efficiently. We have a diversified and loyal global customer base. We provide services to over 200 customers, including many of the top pharmaceutical and biotechnology companies in the world based on revenues and a number of fast-growing biotechnology and specialty pharmaceutical companies, as well as renowned academic and research institutions in the U.S. and China. Most of our customers return to us for additional and often larger projects, and all of our top ten customers in each of 2008 and 2009 remained our customers in 2010, except that one top ten customer ceased business with us as a result of a change in business focus after its merger with another customer.

Our experienced and strong R&D team contributes significantly to our market leadership. We have successfully grown our scientific research staff from 988 as of December 31, 2007 to 1,655 as of December 31, 2010. Over 56% of our scientific research staff have post-graduate or higher degrees, including many native Chinese scientists and managers who have returned to China after studying or working overseas with experience in global pharmaceutical and biotechnology companies and knowledge of Western business practices. Based in China and headquartered in Shanghai, we are well-positioned to attract a large number of returnees and benefit from an abundant supply of highly skilled, domestically-trained scientific talent in China. We attract, retain and motivate our employees through a comprehensive training and career development program and equity incentive plans.

We conduct our laboratory activities in five primary facilities in China: (i) an approximately 554,000 square-foot headquarters in Shanghai Zhangjiang Hi-Tech Park, including laboratory facilities comprising approximately 104,000 square feet that were newly leased in January 2011; (ii) an approximately 13,000 square-foot AAALAC-accredited animal facility in Shanghai Zhangjiang Hi-Tech Park and an approximately 18,000 square-foot large animal facility in Fengxian, Shanghai; (iii) an approximately 68,000 square-foot R&D center in Chengdu, which replaced our former 36,000 square-foot facilities when it became operational in April 2011; (iv) an approximately 28,000 square-foot manufacturing facility in Nanhui, Shanghai, which will substantially end operations in 2011; and (v) an approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai, which is under development. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. We are also constructing an approximately 150,000 square-foot laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. Our strategic location in China provides us many advantages, including relatively low-cost labor, developed infrastructure and favorable government incentives as well as a large talent pool.

We have experienced significant growth in recent years. Our net revenues increased from US$60.5 million in 2008 to US$72.3 million in 2009 and US$90.3 million in 2010, representing a CAGR of 22.17%. The number of our customers increased from 99 in 2008 to 134 in 2009 and 237 in 2010. Our net income increased from US$9.1 million in 2008 to US$9.8 million in 2009 and US$13.0 million in 2010.

Customers

Our customers consist primarily of large pharmaceutical and biotechnology companies located throughout the world. We provide services to over 200 customers, including many of the top pharmaceutical and biotechnology companies in the world in terms of revenues and a number of fast-growing biotechnology and specialty pharmaceutical companies, as well as renowned academic and research institutions in the U.S. and China. We generated a significant majority of our total net revenues over the last three years from sales to customers located in the United States. All of our top ten customers in each of 2008 and 2009 remained our customers in 2010, except that one top ten customer ceased business with us as a result of a change in business focus after its merger with another customer.

The following table sets forth our growing and recurring customer base:

	For the years ended December 31,
	2008	2009	2010
Top ten customer concentration (% of net revenues)	77	65	63
Total number of customers	99	134	237
Number of top ten customers that remain as our customers in 2010	10	10	9	(1)
Average net revenues per top ten customer (millions of US$)	4.7	4.7	5.7

Notes:
(1)	Two of our top-ten customers in 2008 and 2009 were merged with other customers in 2010. One continues to do business with us after its merger. The other ceased doing business with us as a result of a change in the focus of its business after its merger.

For certain major customers, we provide dedicated teams of scientists, laboratory facilities, analytical support and independent information technology and security services. This physical and operational separation of customer projects ensures enhanced security and protection of our customers’ intellectual property. We can tailor our laboratory configuration and setup, research plan, operating procedures, information technology and security protocols to our customers’ specifications.

Our two largest customers in each of 2008, 2009 and 2010, Lilly and GSK, respectively accounted for 34% and 13% in 2008, 27% and 10% in 2009, and 21% and 8% in 2010 of our net revenues. No other customer accounted for more than 10% of our net revenues in those periods. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—A limited number of our customers have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these customers could significantly reduce our revenues and materially and adversely affect our financial condition, results of operations and prospects.”

We entered into two master laboratory service agreements with Lilly in March 2008 and January 2009, respectively. As a result of amendments entered into in 2010, these agreements will both expire in December 2011. Under these agreements, Lilly may place individual work orders with us for various laboratory services. We are entitled to receive payments for services performed. Lilly may terminate these agreements upon 90-days’ notice for any reason.

We also entered into a global research and development outsourced services agreement with GSK in December 2009 with an initial term of three years. GSK has an option to extend the term for up to additional two years. Under this agreement, GSK may execute individual statements of work or research agreements with us for various laboratory services or research programs. We are entitled to receive payments for services performed. GSK may terminate this agreement upon 90-days’ notice for any reason.

Our Services

We provide a broad range of high-quality, integrated services across the drug discovery and development process to international and Chinese pharmaceutical and biotechnology companies. Our services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. We conduct our operations primarily at our headquarters in Shanghai Zhangjiang Hi-Tech Park and our R&D center in Chengdu. The following chart sets forth the drug R&D process and our services:

Discovery Chemistry

Our core service offering is discovery chemistry. In the drug discovery process, we seek to identify hits, which are chemical compounds or therapeutic antibodies or proteins that interact with a potential drug target with sufficient potency and selectivity to warrant further testing and refinement as possible drug candidates, or leads. When we identify and assess a lead, we further refine and optimize the chemical structure of the lead to improve its drug characteristics with the goal of producing a preclinical drug candidate. As of December 31, 2010, our discovery chemistry team consisted of 1,130 scientific research staff. Our discovery chemistry services include:

Medicinal chemistry. Our medicinal chemistry services include hit generation and assessment, hit-to-lead and lead optimization services. We focus on a traditional medicinal chemistry approach, a process through which a series of compounds are carefully designed with the aid of modern computational chemistry and SAR analysis, followed by chemical synthesis and evaluations of biological activities and drug metabolism and pharmacokinetics (DMPK), absorption, distribution, metabolism and excretion (ADME) or toxicology properties. We also design and synthesize focused libraries to support SAR analysis.

Synthetic chemistry. Our synthetic chemistry services include syntheses of custom-designed compounds, as well as complex reference compounds. We have completed the syntheses of a number of complex compounds with more than 20 steps.

Library generation. Our library generation services include designing and synthesizing libraries, as well as building blocks and scaffold for library synthesis, reference compound synthesis and custom synthesis.

Analytical chemistry. We provide broad analysis and purification services, including high throughput analysis and purification, large scale compound purification, natural product isolation and structure elucidation, among other things. Our analytical chemistry services internally support synthetic chemistry, library generation and medicinal chemistry services, and offer external services focused on chiral separation, bulk material purification and high-throughput library purification.

Discovery Biology and Preclinical Development

We began providing discovery biology and preclinical development offerings in 2007. As of December 31, 2010, our discovery biology and preclinical development team consisted of 259 scientific research staff. With increasing customer demand, we anticipate that discovery biology and preclinical development services will increasingly contribute to our growth and profitability.

Discovery Biology

Our discovery biology team provides biology-based assays, models and other services for the drug discovery process, which primarily include:

•

Assay development and high throughput screening. We develop biochemical and cell-based assays to examine the activity of small molecule compounds at targets such as kinases, non-kinase enzymes, G-protein-coupled receptors, nuclear receptors, transporters and ion channels. In addition, our cell biology group provides mode of action (MOA) studies in signal transduction and cell cycle pathways.

•

Pharmacology. We develop rodent and other animal disease models to evaluate compounds in various therapeutic categories including cancer, metabolic and central nervous system diseases, inflammation and infectious diseases to support in vivo efficacy evaluation and mechanistic characterization.

•	Reagent generation. We generate and produce proteins, antibodies and cell lines for biochemical and cell-based assays.

•	Target validation and biomarker research. We provide shRNA knockdown services for target identification and validation. We also conduct biomarker analysis to support translational research.

Preclinical Development

Our preclinical development team provides biology-based screening, profiling and other services for the drug preclinical development process, which primarily include:

•

DMPK. Our DMPK services include in vivo rodent screening based on pharmacokinetic characteristics for rapid drug candidate selection and dog and non-human primate PK for prediction of drug properties in humans. We have the expertise to administer drugs to animals orally, intravenously and by infusion and to sample various body fluids and tissues for evaluation of the in vivo behavior of new chemicals including absorption, distribution, metabolism and excretion.

•

Early formulation service. We provide discovery formulation support from initial dosing of new chemicals in animals, such as pharmacokinetic studies, to chronic dosing in efficacy or safety evaluations in rodents, including screening, identifying and optimizing proper dosing formulations and studying the pharmaceutical properties of compounds before dosing to animals.

•

In vitro ADME profiling. Our in vitro ADME profiling services include analyzing (i) the metabolic stability of drug candidates in blood and liver cells, (ii) drug-drug interaction, (iii) plasma protein binding and (iv) the manner in which drugs are transported in the body through transporter assays.

•

Metabolite identification. Our metabolite identification services include metabolite profiling, characterization, and structure elucidation as well as pharmacokinetic evaluation of parent and metabolites across various animal species in preclinical development.

•

Bioanalytical services. Our centralized bioanalytical labs provide quantitative and qualitative sample analysis for preclinical studies as well as clinical trials. In addition to internally supporting DMPK, toxicology and pharmacology studies, they offer external services such as immunoassay for protein drugs and biomarkers analysis for biologics drug development.

•

Non-GLP toxicology. We offer non-GLP toxicology services, including in vitro toxicity studies and exploratory toxicology studies in rodents, dogs and non-human primates. We operate an approximately 13,000 square-foot AAALAC-accredited animal facility in Shanghai Zhangjiang Hi-Tech Park and an approximately 18,000 square-foot large animal facility in Fengxian, Shanghai.

Pharmaceutical Development

We provide broad, integrated pharmaceutical development services to our customers to support the drug development process. Our pharmaceutical development services focus on the early phases of the drug development process and include preformulation and formulation, process R&D, analytical development and validation and research manufacturing services. We began offering pharmaceutical development services in 2005. As of December 31, 2010, our pharmaceutical development services team consisted of 226 scientific research staff. Our pharmaceutical development services include:

•

Preformulation and Formulation. Working in close collaboration with our process R&D, research manufacturing and analytical development groups, our preformulation and formulation groups offer a wide range of services for our customers’ new chemical entities in the preclinical stage. Our preformulation group provides analytical approaches to choose the right form of a drug candidate (e.g. salt and/or polymorph), evaluate its physical properties, and understand the drug candidate’s stability under various conditions per ICH guidelines. Our formulation group focuses on developing the most conventional solid or liquid dosage form or innovative dosage form and drug delivery system for the drug candidate.

•

Process R&D. Our process R&D service involves optimizing the chemical manufacturing synthesis process in order to develop a robust process to manufacture larger quantities of a drug than those needed in the previous development phases. Processes developed for small scale production of a compound may not be suitable for larger scale production because they may be too expensive, operationally inefficient, environmentally unacceptable or present safety concerns. Our process R&D team seeks to select and optimize the most cost-effective method of compound manufacture synthesis by, among other things, reducing the number of chemicals used in synthesis, improving the yield of the desired compound and reducing the time needed for manufacture.

•

Analytical Development and Validation. Our analytical development group provides analytical services for pharmaceutical development projects. It supports internal process R&D and offers external services focused on analytical method development, method validation, in-process quality control, reference standard qualification, release testing and stability sample storage testing.

•

Research Manufacturing. We provide manufacturing services for our customers to manufacture drug substances and drug products under cGMP regulations in sufficient quantities to conduct early stage drug development, including GLP Toxicology and Phase I Clinical Trial studies. Our cGMP kilo-lab facility located in Shanghai Zhangjiang Hi-Tech Park and pilot plant in Nanhui, Shanghai, have the capacity to manufacture advanced intermediates and APIs in increasing quantities ranging from lab quantities, which are measured in grams, to scale-up quantities to support drug development activities, which are measured in tens to hundreds of kilograms. Our cGMP product suite facility in Shanghai Zhangjiang Hi-Tech Park has the capacity to manufacture drug products to support Phase I Clinical Trial studies.

We are constructing an approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai designed to manufacture advanced intermediates and APIs for preclinical testing and clinical trials. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. We are also constructing an approximately 150,000 square-foot laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. Phase B of the Fengxian facility, comprising approximately 260,000 square feet, will include a cGMP- quality API plant and a formulation pilot plant. We plan for this facility to primarily manufacture APIs for later- stage clinical trials and potential FDA-approved drugs. We estimate it will commence operations in 2012 or later. We are constructing an approximately 150,000 square-foot laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. This building is expected to commence operations in 2011. We may build additional manufacturing facilities if we experience strong demand for commercial manufacturing of FDA- or EMEA-approved drugs.

Biologics

Capitalizing on the commercial success of therapeutic monoclonal antibodies and recombinant proteins in the past decade and the increasing demand for biologics contract research, we began providing biologics services in early 2010, with an initial focus on the discovery and preclinical stages, to design and implement strategies for the discovery, engineering and delivery of therapeutic antibody and recombinant protein drug candidates for clinical development. As of December 31, 2010, our biologics team consisted of 40 scientific research staff. Our current biologics services primarily include:

•

Therapeutic antibody generation. We use hybridoma technology, combined with stringent screening funnels, to identify early therapeutic antibody leads with the desired biological and pharmacological properties. As part of our integrated services, we also develop surrogate antibodies for in vivo studies in animal models for target validation and proof-of-concept analysis.

•

Antibody optimization and engineering. We provide humanization design services for selected therapeutic hybridoma antibody leads, and perform laboratory tests and analysis for humanized lead selection. In addition, we perform affinity maturation to improve the binding affinity and biological potency of the humanized antibodies using phage display technology.

•

Analytical services for large molecules. We provide experimental measures to analyze the biological and physicochemical properties of therapeutic antibody or recombinant protein drug candidates, such as affinity, potency, structural integrity, glycosylation profiling, as well as pharmacokinetic analysis in rodents and non-human primates. We also provide pre-formulation services to address the drug-like properties of the lead candidate. Such measures include stability and solubility studies to provide a better understanding of key properties of the drug candidate formulation.

Our biologics platform also extends to a broad spectrum of quality services across the drug discovery and development process, including general molecular biology, recombinant protein production and purification, cell line generation, epitome mapping, protein crystallography, assay development and bioanalytics. We intend to further expand our capability in biologics process development in the near future.

Marketing and Brand Promotion

We identify potential customers by actively networking with our existing customers, employees and consultants, conducting market research, participating in trade conferences and shows, and publishing marketing materials, among other activities. We also receive a significant amount of business from customer referrals.

Once we identify a potential customer and after making an initial customer contact, we seek to identify the potential customer’s needs for services and align such needs with our service capabilities either through on-site visits to, or teleconferences with, the potential customer. Subsequently, we typically conduct technical due diligence on the potential customer, make specific project proposals and, if the potential customer desires to use our services, negotiate and enter into a service agreement with the customer. We have entered into master services agreements with some customers, the terms of which typically range from one to five years.

We have expanded our sales and marketing teams in the U.S. and Europe to increase market penetration in our targeted markets and drive revenues growth.

Competition

We primarily compete with international and Chinese CROs. We anticipate that we will face increased competition as new companies enter the market and advanced technologies become available. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We face increasingly intense competition. If we do not compete successfully against new and existing competitors, demand for our services and related revenues may decrease and we may be subject to increasing pricing pressure.”

The pharmaceutical and biotechnology R&D outsourcing market remains highly competitive. We compete with WuXi PharmaTech across the breadth of our service offerings. We also compete with industry participants in certain service areas, for example with Albany Molecular Research, Inc. in discovery chemistry and pharmaceutical development, and Cerep S.A. and Covance Inc. in discovery biology and preclinical development.

We compete primarily on the basis of the quality and scope of services, the ability to protect confidential information and intellectual property, the ability to be responsive to and efficient with respect to customers’ requests and pricing. We emphasize high-quality services and place a strategic emphasis on protection of customer intellectual property. We also compete on the basis of our relationships with customers. In addition, we compete on the basis of our turnaround time, resources and geography. We believe we compete favorably on the basis of each of these factors. However, many of our current or future competitors may have longer operating histories, better name recognition, greater levels of consumer trust, stronger management capabilities, better supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. In addition, consolidation within the global pharmaceutical and biotechnology R&D outsourcing markets may create stronger competitors than those we currently face.

The successful recruitment and retention of highly qualified scientists is a key element in achieving our strategic goals. We believe that as competitive pressures in the drug R&D industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through other means. We believe the sophisticated drug R&D services that we perform and our growth prospects assist us in attracting and retaining highly qualified scientists. We also offer competitive salaries and benefits to recruit and retain highly skilled scientists.

Insurance

We maintain property insurance policies covering physical damage or loss of our equipment, and office furniture, employer’s liability insurance generally covering death or work injury of employees, public liability insurance covering third party bodily injury and property damage incurred in connection with our business within China, and directors and officers liability insurance. We do not have general liability or product liability insurance covering our whole business or all of our products and services. We currently maintain general liability insurance for five contracts covering, among other things, bodily injury and property damages arising out of the products or services provided under these contracts. The aggregate net revenues derived from these contracts in 2010 accounted for 7% of our total net revenues in this period. The aggregate maximum coverage amount under the insurance policy for these contracts is US$5.0 million for bodily injury and property damage arising out of our products or services and economic loss sustained by persons or entities due to deficiencies in our products or services. We do not maintain business disruption insurance or key man life insurance. We believe our insurance coverage is customary for companies of comparable size in comparable industries in China. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.”

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business. We are not currently a party to, nor are we aware of, any legal proceedings, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial condition or results of operations.

Regulations

Regulation of the Pharmaceutical and Biotechnology R&D Industry in China

This section summarizes the principal laws and regulations relevant to our business activities in China.

State Food and Drug Administration

In the PRC, the State Food and Drug Administration, or SFDA, is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food and cosmetics.

The SFDA’s primary responsibilities include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of food, dietary supplements, cosmetics and the pharmaceutical industry;

•	evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicine; and

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises for pharmaceutical manufacture and distribution.

PRC Drug Administration Law and Implementation Rules

The PRC Drug Administration Law promulgated by the Standing Committee of the National People’s Congress in 1984 and the Implementing Measures of the PRC Drug Administration Law promulgated by the MOH in 1989 have established the legal framework for the establishment of pharmaceutical manufacturing enterprises and pharmaceutical trading enterprises and for the administration of pharmaceutical products, which includes the development, research and manufacturing of new drugs and medical preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademark and advertisement of pharmaceutical products in the PRC.

Certain revisions to the PRC Drug Administration Law took effect in December 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality and safety of pharmaceutical products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medical preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisement of pharmaceutical products.

The PRC Drug Administration Implementing Rules promulgated by the State Council took effect in September 2002 to provide detailed implementing regulations for the revised PRC Drug Administration Law.

Blood and Reagent Import and Export

According to the Circular on Strengthening Administration on Entry and Exit Inspection and Quarantine of Special Articles for Medical Use, import or export of medical special articles, including without limitation blood and reagents, must be inspected by the relevant inspection and quarantine authorities and be approved by the Ministry of Health or its local counterparts or other authorities, as the case may be.

Safety, Health and Environmental Matters

Our operations and properties are subject to extensive environmental protection and health and safety laws and regulations. These laws and regulations govern, among other things, the generation, storage, handling, use and transportation of hazardous or radioactive materials, the handling and disposal of hazardous, biohazardous and radioactive waste generated at our facilities, and the prevention and treatment of occupational diseases.

These laws and regulations generally impose liability regardless of the negligence or fault of a responsible party, unless such party has legally defined immunities. These laws and regulations also require us to obtain verifications, approvals or permits from governmental authorities for certain operations or facilities. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Under certain environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third party waste disposal sites.

Although we believe that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially and adversely affect our business, results of operations or financial condition, they may do so. In addition, we cannot eliminate the risk of accidental contamination or injury from these hazardous materials. In that event, we could be liable for any resulting damage, which could exceed our resources and harm our results of operations. We also have not completed certain procedures required for compliance with safety and health laws for some of our facilities or projects. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in significant monetary damages and fines and other penalties” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are subject to safety and health laws and regulations in China, and any failure to comply could adversely affect our operations.”

Trade Secrets

According to the Anti-unfair Competition Law of the PRC, “trade secrets” refer to technical and business information that is unknown to the public, has utility and may create business interest or profit for its legal owners or holders, and which is maintained as secrets by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (i) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (ii) to disclose, use or permit others to use the trade secrets obtained illegally under item (i) above; or (iii) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses or discloses such trade secrets of others, it may be deemed to have misappropriated others’ trade secrets. The parties being harmed may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB10,000 to RMB200,000. Alternatively, persons being harmed may file lawsuits for damages caused due to the misappropriation of the trade secrets in a competent PRC court.

The measures to protect trade secrets include oral or written agreements or other reasonable measures to require the employees of or persons in business contact with legal owners or holders to keep such trade secrets confidential. As soon as the legal owners or holders request others to keep the trade secrets confidential and adopt reasonable protection measures, the requested persons shall bear the liability to keep the trade secrets confidential.

Animal Test Permit and Other Related Regulatory Requirements

According to the Administrative Measures on Certificate for Animal Experimentation (Trial), performing experimentation on animals requires a Certificate for Use of Laboratory Animals. Applicants must satisfy the conditions as follows: (i) laboratory animals must be qualified and from entities that have Certificates for Production of Laboratory Animals; (ii) environment and facilities for laboratory animals’ living and propagating must meet state requirements; (iii) laboratory animals’ feed must meet state requirements; (iv) workers feeding or experimenting on laboratory animals must have received professional training; (v) management systems must be effective and efficient; and (vi) the applicable entity must follow other requirements as stipulated by PRC laws and regulations.

Pathogenic Microorganisms Lab Classification

According to the Administrative Rules on the Bio-safety of Pathogenic Microorganism Labs promulgated by the State Council on November 12, 2004, the labs conducting pathogenic microorganism-related experiments in China are classified into four levels based on their different bio-safety protection levels as well as in accordance with the national bio-safety standards. All of our labs are Level 1 and Level 2 labs under the Administrative Rules and are prohibited from conducting experiments relating to highly pathogenic organisms. The establishment, alteration and extension of such labs are required to be filed with the local administrative health or veterinary authority.

Radioisotope Use License and Other Related Regulatory Requirements

According to applicable PRC laws and regulations, it is mandatory to obtain a radiation safety license for radioisotope material handling. To apply for such license, applicants are required to meet certain conditions, including having: (i) professionals who have the relevant safety and self-protection knowledge, meet health requirements and are qualified to handle radioisotope materials; (ii) the facilities and equipment that meet national environmental, health and safety standards; (iii) a dedicated safety and monitoring committee or dedicated safety and monitoring personnel equipped with appropriate protective equipment and monitoring instruments; (iv) sound internal safety and monitoring rules and procedures and emergency response measures to prevent and minimize the damages caused by radiation accidents; and (v) the capability to treat any radioactive waste gas, liquid or solid or having a feasible treatment plan to ensure that the radioactive waste is discharged appropriately.

In addition, the purchase of radioisotope materials needs to be approved by relevant environmental protection authorities and registered with relevant environmental protection authorities after the transfer and the disposal of radioisotope material waste should be performed by qualified entities and be filed with relevant environmental protection authorities.

Use of Narcotic Drugs and Psychotropic Drugs

China regulates the production, distribution and use of narcotic drugs and psychotropic drugs pursuant to the Regulations on the Administration of Narcotic Drugs and Psychotropic Drugs, which became effective on November 1, 2005. Under these regulations, only those entities designated by the State Food and Drug Administration or its provincial branches may engage in the production or distribution of narcotic drugs and psychotropic drugs. In case that an entity engaged in scientific researches needs to use narcotic drugs or psychotropic drugs to carry out experiment activities, it may, upon the approval of provincial food and drug administration, purchase such drugs from those designated entities.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementing Rules to the PRC Enterprise Income Tax Law, or the Implementing Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law imposes an uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the PRC Enterprise Income Tax Law and the Transition Preferential

Policy Circular, enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of a five-year period starting from January 1, 2008; during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Prior to the effectiveness of the PRC Enterprise Income Tax Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%. However, our PRC subsidiaries in China that satisfied certain conditions enjoyed preferential tax treatment.

The new PRC Enterprise Income Tax Law and the Implementing Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementing Rules, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification on April 14, 2008.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to a 25% PRC enterprise income tax on their worldwide income. The Implementing Rules define “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, SAT Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, foreigners or foreign enterprises, the determining criteria set forth in the Identification Circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals.

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or any of our Hong Kong subsidiaries is considered a PRC resident enterprise, (1) we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; and (2) dividend income that our Hong Kong subsidiaries receive from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for PRC resident enterprise recipients. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations.”

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008.

PRC Business Tax and Value Added Tax

Pursuant to applicable PRC laws and regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementing rules, we are required to pay a VAT on the gross sales proceeds received from compound delivery services or product sales activities, less any creditable input VAT already paid or borne. VAT is levied generally at a rate of 17%, while certain export sales are entitled to certain VAT credits.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempted from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in Hong Kong, which are the direct holding companies of our PRC subsidiaries. Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, as well as the Arrangement between the Mainland of China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Arrangement, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiaries may be subject to withholding tax at a preferential rate of no more than 5%, provided that our Hong Kong subsidiaries are determined by the relevant PRC tax authorities to be “non-resident enterprises” and hold at least 25% of the equity interests of our PRC subsidiaries. A non-resident enterprise under the PRC Enterprise Income Tax Law is incorporated in jurisdictions other than PRC but has an establishment or place of business (other than Management Bodies) in China or, despite the non-existence of such establishment or place in China, derives income within China. The State Administration for Taxation promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company established for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes, in which case dividends received by them from our PRC subsidiaries would be exempt from the PRC withholding tax because such income is exempt under the PRC Enterprise Income Tax Law for PRC resident enterprise recipients.

As there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules as well as the Arrangement, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations.”

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest and royalties payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments outside of China, after obtaining the required approvals of the relevant approval authorities, such as Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

Pursuant to Circular 142, the RMB fund from the settlement of foreign currency capital of a foreign- invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of the Circular 142 could result in severe monetary fines or penalties.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	the Companies Law (2005);

•	the Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Investment by PRC Residents

Pursuant to SAFE Circular 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic ties to the PRC, who is referred to as a PRC resident in Circular 75, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into a special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of SAFE; and (iii) when the special purpose company undergoes a material event outside of China, such as change in share capital, creation of any security interests on its assets or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of SAFE before March 31, 2006.

In 2003, our founders, who may be deemed PRC residents for the purpose of Circular 75, established our intermediary holding companies in Hong Kong, which subsequently acquired or established their directly-owned subsidiaries in China. Circular 75 retroactively applies to our initial formation of the corporate structure as a round-trip investment and required our founders to register their respective shareholdings in our company with the local SAFE branch in Shanghai by March 31, 2006. Our founders inadvertently missed this filing deadline. We have urged our founders to, and they have been making efforts in order to, apply for a remedial SAFE registration. Although such a remedial registration is permissible under supplementary rules of Circular 75, the local SAFE branch in Shanghai has not accepted our founders’ respective applications due to the lack of specific administrative procedures for remedial registrations. We will urge our founders to, and our founders will continue making efforts to, apply for a remedial SAFE registration.

On March 28, 2011, SAFE issued a new circular, or Circular 29, which specifically requires that any person who applies for a remedial SAFE registration under Circular 75 shall submit a special audit report of the domestic enterprise directly or indirectly controlled by the relevant offshore special purpose vehicle, or SPV, to provide details about any payment the domestic enterprise has made to the offshore SPV since November 1, 2005, the effective date of Circular 75, such as dividend distribution, equity transfer, capital decrease and repayment of shareholder loan. After review of such special audit report, SAFE may impose the following administrative penalties on the domestic person and the underlying domestic enterprises before it accepts the application for remedial registration under Circular 75: (i) if the offshore SPV has undergone a material change in its assets or equity interests since November 1, 2005, order for rectification, warning and a monetary fine up to RMB300,000 for domestic enterprise or up to RMB50,000 for domestic individual, (ii) if such domestic enterprise had made any false statement when applied for the SAFE registration, revoke the SAFE registration which could be re-granted after the relevant enterprise and individual are penalized according to (i), and/or (iii) if the domestic enterprise directly or indirectly controlled by the offshore SPV has made any overseas payment such as dividend distribution, equity transfer, capital decrease and repayment of shareholder loan since November 1, 2005, order to reclaim such amount of payment and a monetary fine up to 30% thereof or up to 100% thereof in serious cases. If for any reason the relevant government authorities in China determine that our founders do not comply with Circular 75, our founders and PRC Subsidiaries may be subject to administrative measures and penalties and any proposed foreign exchange transaction between our Hong Kong intermediary holding companies and their directly owned subsidiaries in China may be restricted. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Employee Share Options Plan

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee share ownership plans or share option plans of an overseas publicly-listed company. On March 28, 2007, the State Administration of Foreign Exchange promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee share holding plans and share option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with share holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the share and any other income or expenditures approved by SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase. Upon the completion of our initial public offering in October 2010, we became an overseas listed company, and we and our Chinese employees who have been granted share options, RSUs or shares are subject to, and intend to comply with, the foregoing requirements.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the Stock Option Rules require further interpretation. We and our PRC employees who have participated in an employee share ownership plan or share option plan became subject to the Stock Option Rules when our company became an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiaries.

In addition, the State Administration of Taxation has issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with employees in order to establish an employment relationship. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations. In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Overseas Listing

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. This rule requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval. In addition, this regulation requires that an overseas company controlled directly or indirectly by PRC companies or citizens and holding equity interests of PRC domestic companies needs to obtain the approval of the CSRC prior to listing its securities on an overseas stock exchange. On September 21, 2006, the CSRC, published a notice on its official website specifying the documents and materials required to be submitted by overseas special purpose companies seeking the CSRC’s approval of their overseas listings.

While the application of the M&A Rule remains unclear, based on their understanding of current PRC laws, regulations, and the notice published on September 21, 2006, our PRC counsel, Fangda Partners, has advised us that we are not required to submit an application to the CSRC for its approval for the listing and trading of our ADSs on the New York Stock Exchange, because our PRC subsidiaries were either converted into wholly foreign owned enterprises prior to September 8, 2006, the effective date of the M&A rule or were incorporated as wholly foreign owned enterprises.

Fangda has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clearer implementation and interpretations from the Ministry of Commerce and CSRC in any form relating to the M&A Rule.

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through our seven operating subsidiaries in China. We commenced operations in China in 2002 and established the holding company in the Cayman Islands on August 30, 2007. We own 100% of all of our operating subsidiaries in China through two wholly-owned companies, China Gateway Life Science (Holdings) Limited and ChemExplorer Company Limited, which were incorporated in Hong Kong on June 23, 2003 and January 3, 2003, respectively. Our corporate structure reflects common practice for companies with operations in China where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in the relevant jurisdictions.

The following diagram illustrates our corporate structure and the place of formation of our principal subsidiaries as of the date of this annual report on Form 20-F.

D. Property, Plants and Equipment

We are headquartered in Shanghai and conduct our laboratory activities in five primary facilities in China:

•

An approximately 554,000 square-foot headquarters in Shanghai Zhangjiang Hi-Tech Park, including laboratory facilities comprising approximately 104,000 square feet that were newly leased in January 2011, primarily used for discovery chemistry and discovery biology services.

•

An approximately 13,000 square-foot AAALAC-accredited animal facility in Shanghai Zhangjiang Hi-Tech Park and an approximately 18,000 square-foot large animal facility in Fengxian, Shanghai, primarily used for discovery biology and preclinical development services. We may build or lease additional animal facilities if the demand for our discovery biology and preclinical development services increases.

•

An approximately 68,000 square-foot R&D center in Chengdu, which replaced our former 36,000 square-foot facilities when it became operational in April 2011, to meet the increased demand for our discovery chemistry services.

•

An approximately 28,000 square-foot manufacturing facility, including a mini-pilot plant, a kilo-lab and a cleaning room unit, in Nanhui, Shanghai, which will substantially end operations in 2011, that was primarily used for pharmaceutical development services.

•

An approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai, which is under development, designed to manufacture advanced intermediates and APIs for preclinical testing and clinical trials.

With the exception of the Fengxian facility, our primary facilities consist of buildings leased from several property owners, including Shanghai PharmValley Corp., a related party. We have entered into a lease for each building. The leases generally have terms from two to five years and may be renewed by the parties. We generally make rental payments quarterly. Most of our leased buildings are used for office space and research activities.

We own the manufacturing facility in Fengxian. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. We are constructing an approximately 150,000 square-foot laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. This building is expected to commence operations in 2011. We will own this facility as well. We may build additional manufacturing facilities if we experience strong demand for commercial manufacturing of FDA- or EMEA-approved drugs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We are a leading China-based pharmaceutical and biotechnology R&D outsourcing company. We provide a broad range of high-quality, integrated services across the drug discovery and development process to international and Chinese pharmaceutical and biotechnology companies. Capitalizing on our broad service offerings, the experience and expertise of our skilled scientists and our state-of-the-art facilities and equipment, we help our customers discover and develop novel drug candidates efficiently. We have a strong and diversified customer base. We provide services to over 200 customers, including many of the top pharmaceutical and biotechnology companies in the world in terms of revenues and a number of fast-growing biotechnology and specialty pharmaceutical companies, as well as renowned academic and research institutions in the U.S. and China. We have experienced growth in recent years. The number of our customers increased from 99 in 2008 to 134 in 2009 and 237 in 2010, and our scientific research staff increased from 1,407 as of December 31, 2008 to 1,655 as of December 31, 2010.

We operate our business as a single segment. Our services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. Our core service offering is discovery chemistry. Newer services, such as discovery biology and preclinical development and pharmaceutical development, have grown at a higher rate than discovery chemistry. We began offering biologics services in early 2010. Our integrated service platform allows us to cross-sell additional services to our existing customers. We saw increasing demand from our existing and new customers for integrated services, and a significant majority of our customers hired us for more than one service in each of 2008, 2009 and 2010. We offer our services on an FTE basis or a fee-for-service basis. We derive a significant majority of our net revenues from FTE-based services.

Our net revenues increased from US$60.5 million in 2008 to US$72.3 million in 2009 and US$90.3 million in 2010, representing a CAGR of 22.17%. Such increases were primarily attributable to an increase in the number of customers and resulting projects, broadened service offerings and expanded service capabilities. Our average net revenues per top ten customer increased from US$4.7 million in each of 2008 and 2009 to US$5.7 million in 2010. Our profits from operations increased from US$9.9 million in 2008 to US$10.2 million in 2009 and US$10.4 million in 2010, including share-based compensation expenses of US$0.1 million, US$0.3 million, and US$3.7 million, respectively. Our net income increased from US$9.1 million in 2008 to US$9.8 million in 2009 and US$13.0 million in 2010.

The global pharmaceutical and biotechnology industry has experienced significant consolidation and, during the global financial crisis, some pharmaceutical and biotechnology companies experienced financial difficulties. As a result, some of our customers reduced their R&D budgets in 2009 and 2010. We believe our strong growth in net revenues from 2008 to 2010 despite industry consolidation and global financial crisis reflected our customers’ recognition of our high-quality, integrated services.

Factors Affecting Our Results of Operations

We believe the following factors have had, and will continue to have, a significant effect on our results of operations:

Growth of the Global Pharmaceutical and Biotechnology R&D Outsourcing Industry. The growth of the global pharmaceutical and biotechnology R&D outsourcing industry has significantly affected, and is expected to continue to significantly affect, our results of operations. This growth has been primarily driven by the need to contain the cost of drug R&D, accelerate drug R&D process and meet the rising demand from the biotechnology industry. Many large pharmaceutical and biotechnology companies have been “offshoring” and/or outsourcing R&D activities to regions with significant resource and cost advantages, such as China. Advantages offered by China include a large talent pool in the chemistry, biology and medical sciences and related fields, relatively low-cost labor, developed infrastructure and favorable government incentives. The global pharmaceutical and biotechnology industry has experienced significant consolidation and, during the global financial crisis, some pharmaceutical and biotechnology companies experienced financial difficulties. As a result, some of our customers reduced their R&D budgets in 2009. However, the trend in increasing global pharmaceutical and biotechnology R&D outsourcing activities has continued and is expected to continue in the near future.

Expansion of Our Service Offerings and Capabilities. Expansion and marketing of our service offerings and capabilities are essential to the growth of our business. We believe our customers value our ability to offer a wide range of quality services to meet their drug R&D needs, and we expect to capitalize on our strong customer base and expand our service offerings along the drug discovery and development value chain. Initially focusing on discovery chemistry services, we introduced pharmaceutical development services in 2005 and discovery biology and preclinical development services in 2007. We began offering biologics services in early 2010. We have an approximately 460,000 square- foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai, which is under development. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. We are constructing an approximately 150,000 square-foot laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. Our business and results of operations will depend significantly on our ability to expand our service offerings and capabilities as planned and create demand for those newly expanded services or capabilities.

Labor Costs. Labor costs, which constitute a significant component of our cost of revenues, selling and marketing expenses and general and administrative expenses, significantly affect our profitability. Our employee base increased substantially from 1,676 as of December 31, 2008 to 1,897 as of December 31, 2010 and is expected to increase to meet our anticipated growth needs. In addition, our labor costs increased from 2008 to 2010 as we hired more senior scientists for newer services, such as discovery biology and preclinical development, pharmaceutical development and biologics, as well as more senior management as part of our strategy to grow our business. The increases in labor costs were also attributable to appreciation of the Renminbi relative to the U.S. dollar, as we generally pay our employees in Renminbi, and overall rising labor costs in China. These increases were partially offset by efficiencies gained by our scientists and by our entry into higher margin services. We expect our labor costs as a percentage of total net revenues to decrease or remain relatively stable in the near future as we expect to hire more junior scientists to further expand our R&D team and leverage the experience and expertise of our senior scientists.

Fluctuations in Exchange Rates. Fluctuations in exchange rates affect our cost of revenues and net income and materially impact our operating margins, because our net revenues are primarily generated from sales denominated in U.S. dollars, and a majority of our cost of revenues and operating expenses are denominated in

Renminbi. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any further appreciation in the value of the Renminbi against the U.S. dollar will increase our cost of revenues and operating expenses and, if not passed on to our customers in the form of higher prices, adversely affect on our margins.

Selected Statements of Operations Items

Net Revenues

Our net revenues comprise our total revenues from operations, less sales taxes. We offer our laboratory services on an FTE basis or a fee-for-service basis. An FTE arrangement differs from fee-for-service arrangements in that generally a team of our scientists is assigned to the needs of an individual customer for a particular period. The customer pays a fixed rate per FTE regardless of the workload or changes in the assignment, as determined in each contract, and the price generally includes some of the material costs incurred. Fees from FTE services are generally not contingent on outcomes or other deliverables or milestones. Revenues from fee-for-service contracts are typically contingent on successful performance of a service or delivery of a product and the price is often fixed in the contract. Fee-for-service contracts have different terms but are generally shorter in duration than FTE contracts. Revenues from these contracts fluctuate from period to period depending on, among other things, the nature of services and the completion schedule. The increases in our net revenues from 2008 to 2010 were attributable primarily to a larger customer base, higher business volumes from our top customers and a broader scope of services we provided to our customers. We began providing pharmaceutical development services in 2005 and discovery biology and preclinical development services in 2007. We introduced biologics services in early 2010. We derive a significant majority of our revenues from FTE contracts. The following table sets forth our FTE-based net revenues and fee-for-service-based net revenues by amount and as a percentage of our total net revenues for the periods indicated:

	Years Ended December 31,
	2008		2009		2010
	Net Revenues	%	Net Revenues	%	Net Revenues	%
	(in millions of US$, except for percentages)
FTE-based net revenues	47.8	79.1%	56.7	78.4%	65.4	72.4%
Fee-for-service-based net revenues	12.7	20.9	15.6	21.6	24.9	27.6

Total net revenues:	60.5	100.0%	72.3	100.0%	90.3	100.0%

We derive FTE-based revenues primarily from our discovery chemistry services. FTE-based revenues as a percentage of our total net revenues decreased from 79.1% in 2008 to 78.4% in 2009 and 72.4% in 2010 as we expanded our newer service offerings, such as discovery biology and preclinical development and pharmaceutical development, which are more typically covered by fee-for-service contracts.

We generated a significant majority of our net revenues in 2008, 2009 and 2010 from U.S.-based customers, with most of the remaining revenues from customers based in Europe, Japan and China. A majority of our net revenues came from pharmaceutical companies, while biotechnology and specialty pharmaceutical customers contributed to a significant portion of our net revenues during the same periods.

Cost of Revenues

Cost of revenues consists primarily of (i) labor costs, including salaries, bonuses and other benefits, for employees who provide laboratory services, (ii) raw material costs, including catalysts, reagents, solvents and other laboratory supplies and (iii) overhead costs, which primarily include the depreciation of equipment, property improvement and operating lease expenses for our leased facilities.

Labor is a significant component of our cost of revenues and therefore an important factor affecting our profitability. Our headcount increased substantially from 2008 to 2010 as we expanded our service offerings and is expected to continue increasing to meet our anticipated growth needs. Our labor costs excluding share-based compensation expenses as a percentage of total net revenues increased slightly from 2008 to 2010 due to our hiring of more senior scientists for our newer services, appreciation of the Renminbi relative to the U.S. dollar and overall rising labor costs in China. Such increase was partially offset by efficiencies gained by our scientists and by our entry into higher margin services.

Our raw material costs as a percentage of our total net revenues decreased from 2008 to 2010 due to our tighter cost control measures, such as improving raw material usage efficiencies, as well as our increased bargaining power resulting from economies of scale.

Our overhead costs increased from 2008 to 2010 as we expanded our facilities and purchased new equipment. We expect our overhead costs to increase as a result of increasing operating lease expenses for our expanding laboratory facilities and depreciation of our manufacturing facility and laboratory services building in Fengxian, Shanghai upon its completion.

Cost of revenues also includes an allocation of our share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Gross Profit and Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Changes in our gross profit and margin from period to period are primarily driven by our service mix and net revenue per FTE as well as exchange rate fluctuations. Our gross margin was 33.0% in 2008, 33.0% in 2009 and 33.4% in 2010. Our gross margin was negatively impacted by the appreciation of the Renminbi relative to the U.S. dollar during these periods. Appreciation of the Renminbi, the currency in which we incur most of our expenses, in relation to the U.S. dollar, the currency in which we earn most of our revenues, puts pressure on our gross margin. Our gross margin was also negatively impacted by our increased share-based compensation costs and by increased depreciation expenses related to our expanded facilities and equipment. These adverse effects were offset by a favorable service mix, efficient material usage and improvements in operational efficiency.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries, bonuses, commissions and other benefits of our sales and business development personnel and promotional activities and tradeshow expenses. Our selling and marketing expenses increased from 2008 to 2010 primarily because we built sales and marketing teams in the U.S. and Europe during these periods. We expect that selling and marketing expenses will grow as a result of our efforts to increase market presence and drive revenue growth.

General and Administrative Expenses. General and administrative expenses consist primarily of (i) salaries, bonuses and other benefits for management and employees in our administration departments including finance, human resources, executive office, legal and information technology departments, (ii) professional service fees and (iii) other operating expenses attributable to general and administrative activities.

Our general and administrative expenses increased from 2008 to 2010 as our business expanded, including the hiring of additional executives and management staff. We expect our general and administrative expenses to increase in future periods as our business grows and we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company.

Our operating expenses include an allocation of our share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Income Taxes

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong. Our subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2008, 2009 and 2010. Accordingly, we did not pay Hong Kong profits tax during these periods.

PRC. Prior to the effectiveness of the PRC Enterprise Income Tax Law on January 1, 2008, enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Starting January 1, 2008, the PRC Enterprise Income Tax Law has imposed a uniform enterprise income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for certain exceptions. Enterprises established before March 16, 2007 that were entitled to the then available preferential tax treatment may continue to enjoy such treatment (i) in the case of preferential tax rates, for a maximum of a five-year period starting from January 1, 2008; during such period, the tax rate will gradually increase to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Shanghai ChemExplorer Co., Ltd. was entitled to a one-year exemption from enterprise income tax for 2007, and a 50% reduction on the otherwise applicable enterprise income tax rate for the subsequent three years, and Shanghai PharmaExplorer Co., Ltd. and Shanghai ChemPartner Co., Ltd. were entitled to a two-year exemption from enterprise income tax for 2007 and 2008, and a 50% reduction on the otherwise applicable enterprise income tax rate for the subsequent three years. Accordingly, the enterprise income tax rate applicable to Shanghai ChemExplorer Co., Ltd. gradually increased from 9% to 11% from 2008 to 2010. The enterprise income tax rate applicable to Shanghai PharmaExplorer Co., Ltd. and Shanghai ChemPartner Co., Ltd. gradually increased from 10% to 12% from 2009 to 2011. After the expiration of such preferential enterprise income tax rate, both Shanghai ChemExplorer Co., Ltd. and Shanghai ChemPartner Co., Ltd. will be entitled to a preferential tax rate of 15% until 2013 as approved Technical Advanced Service Enterprises, which status is effective from 2010 to 2013. In addition, Shanghai ChemExplorer Co., Ltd. and Shanghai ChemPartner Co., Ltd. were approved as high and new technology enterprises in 2008 and are entitled to a preferential tax rate of 15%. The high and new technology enterprise status is subject to approval and renewal every three years.

Chengdu Chempartner Co., Ltd. is located in Chengdu, China and was entitled to an exemption from income tax for the years 2008 and 2009, and a 50% reduced applicable corporate income tax rate for the subsequent three years (“2+3” tax holiday). In 2010, the local government announced Chengdu Chempartner Co., Ltd.’s entitlement to the 15% preferential tax rate for the development of China’s western regions up to 2010. The 2+3 tax holiday and preferential tax rate under the development of China’s western regions can be enjoyed at the same time. Accordingly, Chengdu Chempartner Co., Ltd. was subject to a preferential tax rate at 7.5% in 2010. Since 2011, the preferential policies under the development of China’s western regions have expired and Chengdu Chempartner Co., Ltd. will be subject to a tax rate of 12.5%. In addition, Chengdu Chempartner Co., Ltd. was recognized as a high and new technology enterprise in 2008 and is entitled to a preferential tax rate of 15% which cannot be enjoyed in the same time with the 2+3 tax holiday. The high and new technology enterprise status is subject to approval and renewal every three years.

Prior to 2006, we recorded a majority of our income in our offshore entities, which are exempted from China’s enterprise income tax. In 2007, we concluded that this treatment no longer corresponds to our operations. We subsequently revised the manner in which we record our income. We voluntarily disclosed the revision with the local tax authorities and agreed to pay a total of US$2.0 million to the tax authorities in April 2008, which consisted of income tax expense of US$1.7 million and a late filing interest charge of US$0.3 million. We recorded the US$1.7 million as income tax expenses in 2006 and the late interest charge of US$0.2 million and US$0.1 million for 2007 and 2008 as income tax expenses in 2007 and 2008, respectively.

Our effective enterprise tax rate was 3% for 2008, 14% for 2009, and 14% for 2010. See “Note 12—Taxation” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our historical experience and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds.

For laboratory services provided on an FTE basis, the customer pays a fixed rate per laboratory worker on a full time employment basis and we recognize revenue as the services are provided. There is no requirement for fixed deliverables by us or acceptance by our customers under the FTE contracts.

For laboratory services provided on a fee-for-service with one or multiple elements of deliverables, we recognize revenue as each element is earned, provided that the fair value of the undelivered element(s) has been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s) and we are in control of the undelivered element(s). An element is considered earned upon the delivery and acceptance of the deliverables. For arrangements that include service elements, revenue is recognized for the service element using the proportionate performance method.

Under certain arrangements, a customer pays us a bonus if we achieve certain milestones. Such bonus payment is recognized as revenue upon the achievement of the milestones.

Under certain fee-for-service arrangements, the customers confirm the acceptance of the completed deliverables but may require the Company to hold the deliverables temporarily to meet their shipping schedules. Under such arrangements, the Company retains the right to bill the customer upon acceptance of completed products, including any extra costs resulting from the delay in shipping. For such bill-and-hold arrangements, revenue is recognized upon acceptance of the deliverable by the customers whether or not delivery actually occurs. The amount of bill-and-hold sales were immaterial for all periods presented.

Costs incurred prior to the delivery and acceptance of the deliverables are capitalized in inventory as work in progress. Cash received in advance of the delivery and acceptance of the deliverables is recorded as an advance from customers.

Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer after title and risk of loss have been transferred.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparing their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value. We need to make judgments and estimates on expected cash flow and discount rates to derive fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2008, 2009 and 2010.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. We provide specific allowance for doubtful accounts when facts and circumstances indicate that the collection is doubtful and a loss is probable and estimable. For the years ended December 31, 2008, 2009 and 2010, we recorded allowances for doubtful accounts of US$83,435, US$30,000 and US$34,058, respectively, and we wrote off doubtful accounts of nil, nil and US$113,435, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability to generate taxable income in future years. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities. We follow the guidance on accounting for uncertain tax positions in income taxes to recognize and measure our uncertain tax positions.

Share-Based Compensation Expenses

2008 Equity and Performance Incentive Plan

On May 19, 2008, we adopted the Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. On February 24, 2010, we amended and restated the Plan to increase the maximum aggregate number of our shares that may be issued under the Plan to 36,562,358 shares. As of December 31, 2010, options to purchase 35,333,600 ordinary shares were outstanding. The following table sets forth the options granted since the adoption of the Plan that were outstanding as of December 31, 2010:

Date of Grant	Options Outstanding	Exercise Price	Grant Date Fair Value of Ordinary Shares(1)	Weighted Average Fair Value of Options	Grant Date Intrinsic Value
	(in US$, except for number of options)
May 19, 2008	11,026,100	0.50	0.20	0.04	—
October 27, 2008	6,007,800	0.50	0.21	0.04	—
May 13, 2009	3,504,700	0.50	0.45	0.20	—
October 14, 2009	3,750,950	0.50	0.55	0.27	0.05
May 24, 2010	3,644,450	0.65	0.65	0.30	—
July 30, 2010	7,099,600	0.65	0.69	0.33	0.04
November 19, 2010	300,000	0.83	0.63	0.22	—

Notes:

(1)	Prior to our initial public offering, grant date fair value for ordinary shares was determined based upon the valuation of an independent third party appraiser. After our initial public offering, grant date fair value for ordinary shares was determined based upon the closing price of our ADSs on the New York Stock Exchange on the grant date.

Share-based compensation expense for all share-based awards granted to employees is determined based on the grant date fair value. Share-based compensation is expensed ratably on a straight-line basis for awards with vesting schedules based on service conditions only over the requisite service period, which is generally the vesting term of the share-based awards. A graded vesting method is applied to awards with vesting schedules with performance conditions.

Certain recipients of our share options became our consultants after their respective grant dates. We account for equity instruments issued to external consultants under the fair value method. The measurement date of the fair value of an equity instrument issued is the date on which the consultant’s performance is completed. Prior to the measurement date, the equity instrument is measured at its then-current fair value at each of the reporting dates. Share-based expense will be recognized over the service period using the graded-vesting method, and will be adjusted to reflect changes in the fair value of our ordinary shares between the reporting periods up to the measurement date.

We engaged an independent third party appraiser to assess the fair value of our share options and the ordinary shares underlying the options prior to our initial public offering. Since our initial public offering, we have assessed the fair value of our share options without the assistance of a third party appraiser. We and the third party appraiser estimated share-based compensation expense for share options on the grant date based on each option’s fair value as calculated using the Black-Scholes option pricing model and the assumptions set forth in the following table:

	Years Ended December 31,
	2008	2009	2010
Risk-free interest rate(1)	4.42-5.34%	3-3.72%	1.68%-3.37%
Expected life (in years)(2)	5-7 years	5-7 years	5-7 years
Expected dividend yield(3)	0%	0%	0%
Expected volatility(4)	33-39%	42-43%	40%-44%
Fair value per option at grant date	$0.02-0.05	$0.18-0.28	$0.20-0.35

Notes:

(1)	The risk-free interest rate for the contractual term of the share option is based on the yield of China government bonds denominated in U.S. dollars in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	The expected life of the share options granted under the Plan is based on vesting period, contractual term, share price, the employee’s level within our company and the expected volatility of the underlying shares.
(3)	We do not expect to pay dividends on our ordinary shares during the term of the options.
(4)	Expected volatility is estimated based on the historical volatilities of the comparable companies in a similar industry as of the valuation dates.

As we were a private company with no quoted market for our ordinary shares prior to our initial public offering, we needed to estimate the fair value of our ordinary shares at the relevant grant dates. In determining the fair values of our ordinary shares as of each award grant date, the third party appraiser considered three generally accepted valuation approaches: market, cost and income. The market approach requires market transactions of comparable assets as an indication of value. However, current comparable market transactions were not identified. The cost approach considers the cost to reproduce or replace the subject assets for similar assets at current market prices. While useful for certain purposes, the cost approach is generally considered not applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. In view of the above, the third party appraiser determined that the income approach is the most appropriate method to derive the fair values of our ordinary shares.

The income approach involved applying appropriate discount rates to projected cash flows using management’s best estimates as of the valuation dates. The projected cash flows reflected, among other things, an analysis of projected revenue growth, profit margins, effective tax rates, capital expenditures and terminal multiples. The major assumptions used in determining the equity value of our company were consistent with our business plan and major milestones that we achieved. Other major assumptions used in determining the equity value of our company included the following:

•

weighted average costs of capital of 13.6%, 13.9%, 14.4%, 13.6%, 14.9% and 15.0% were used on May 19, 2008, October 27, 2008, May 13, 2009, October 14, 2009, May 24, 2010 and July 30, 2010, respectively. They were the combined results of changes in the risk-free rate, equity risk premium, industry average beta, country premium and size premium; and

•

discounts for lack of marketability of 17.6%, 17.6%, 17.6%, 17.6%, 7.5% and 8.0% were used on May 19, 2008, October 27, 2008, May 13, 2009, October 14, 2009, May 24, 2010 and July 30, 2010, respectively, to reflect that, as of these grant dates, we were a closely-held company and there was no public market for our ordinary shares. This took into consideration our proposed initial public offering in the near future.

We and the third party appraiser also used other general inherently uncertain but best available assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions and the CRO industry in China; no significant contingent liabilities, unusual contractual obligations or substantial commitments; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

The valuation model then allocated the equity value between our ordinary shares and our preferred shares. The fair value of the equity interest allocated to the preferred shares was calculated using the option pricing method. Under the option pricing method, the preferred shares were treated as a call option on our equity value, with the exercise price based on the liquidation preference of the preferred shares. Because a call option was used, the option pricing method commonly used is the Black-Scholes model, which takes into account the expected life of the option, a risk-free interest rate, dividend yield and volatility. Because we were a private company prior to our initial public offering, the third party appraiser approximated volatility using the historical volatility of selected comparable publicly traded CROs listed in the U.S. In selecting such comparable companies, the third party appraiser considered factors including the nature of business, product offerings in the drug R&D process, target markets and customers, financial performance and stage of development.

Based on the foregoing analysis and valuation performed by the third party appraiser, we concluded that the fair value of our ordinary shares was US$0.20, US$0.21, US$0.45, US$0.55, US$0.65 and US$0.69 per share as of May 19, 2008, October 27, 2008, May 13, 2009, October 14, 2009, May 24, 2010 and July 30, 2010, respectively.

The fair value of our ordinary shares only increased slightly from May 19, 2008 to October 27, 2008 because there were no significant developments in our business or changes in cash flow projections or other assumptions during this period.

The increase in the fair value of our ordinary shares from October 27, 2008 to May 13, 2009 was primarily attributable to the following developments during such period:

•	in response to the global financial crisis and economic downturn, we strengthened our measures to control costs and capital expenditures and improved operational efficiency, which were expected to sustain our gross and net profit margins for the following few years. For example, we established a monitoring and control system to achieve efficient staffing, improve procurement efficiency and maximize utilization of equipment;

•

we changed the construction schedule of Phase B of the manufacturing facility in Fengxian, Shanghai, so that we would start the construction of Phase B after Phase A achieves a satisfactory utilization rate (instead of shortly after Phase A commences operation), which was expected to reduce our capital expenditures in the near term; and

•

the Renminbi had appreciated at a slower pace, or approximately 0.4% from October 2008 to May 2009, and was expected to continue appreciating at a relatively slow pace, which benefited our results of operations.

The increase in the fair value of our ordinary shares from May 13, 2009 to October 14, 2009 was primarily attributable to the following developments during such period:

•

we strengthened our measures to control costs and capital expenditures and improved operational efficiency, which were expected to sustain our gross and net profit margins for the following few years; and

•	a decrease in weighted average costs of capital from 14.4% to 13.6% as a result of relevant capital market developments, including changes in the risk-free rate, equity risk premium and size premium.

The increase in the fair value of our ordinary shares from October 14, 2009 to May 24, 2010 was primarily attributable to the following developments during such period:

•	a decrease in the discount for lack of marketability from 17.6% to 7.5% as we prepared for our initial public offering in the first half of 2010;

•

we experienced increases in net revenues and net income from US$19.8 million and US$2.5 million, respectively, in the fourth quarter of 2009 to US$21.8 million and US$4.1 million, respectively, in the second quarter of 2010; and

•

our gross margin increased from 32.6% in the fourth quarter of 2009 to 33.9% in the second quarter of 2010, due in part to our measures to control costs and capital expenditures and our improved operational efficiency.

The increase in the fair value of our ordinary shares from May 24, 2010 to July 30, 2010 was primarily attributable to the increased probability that we would undertake our proposed initial public offering.

We have considered the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, in determining the fair value of our ordinary shares as of various dates before our initial public offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through July 30, 2010 is set out above. Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” We therefore believe the ultimate price of our initial public offering is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before our initial public offering.

Nevertheless, we believe that the implied increase in fair value of our ordinary shares from US$0.69 per share as of July 30, 2010 to the initial public offering price of US$0.83 per share (after adjusting for the ADS to ordinary share ratio), was primarily attributable to the following factors:

•	Our initial public offering provided us with additional capital, enhance our ability to access capital markets and raise our profile; and

•	The completion of our initial public offering increased liquidity and marketability of our ordinary shares.

Our share-based compensation expense related to the options granted by us under the Plan amounted to US$68,752 in 2008, US$251,950 in 2009 and US$930,355 in 2010. Determining the value of our share-based compensation expenses requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

Founder’s 2008 Equity and Performance Incentive Plan

In May 2008, our founders and our company established the Founder’s Plan to attract, motivate and retain our employees, non-employee directors and consultants. See “Item 6. Directors, Senior Management and Employees—Founder’s 2008 Equity and Performance Incentive Plan” for a summary of the key terms of the Founder’s Plan.

In 2008, 2009 and 2010, our founders granted RSUs convertible to 7,450,000, 2,100,000 and 2,200,000 ordinary shares, respectively, to certain members of our senior management and other employees under the Founder’s Plan. We estimated the share-based compensation expense for RSUs granted under the Founder’s Plan based on the fair value of the RSUs on the date of grant. The vesting of RSUs was subject to the occurrence of an initial public offering or a change of control event (as defined in the Founder’s Plan), whichever occurred earlier. As a result, we did not record any share-based compensation expense in connection with the RSU grants prior to our initial public offering in October 2010 because the vesting conditions for the RSUs (the occurrence of an initial public offering or a change of control event) were not met. For the year ended December 31, 2010, 7,541,592 RSUs became vested and approximately US$2.8 million was recorded as share-based compensation expense, including approximately US$2.5 million of share-based compensation expense recorded immediately upon the completion of our initial public offering.

Under the Founder’s Plan, 7,450,000, 2,100,000 and 2,200,000 RSUs were granted to certain members of our senior management and other employees in 2008, 2009 and 2010, respectively. Each RSU represents the right to receive one ordinary share upon vesting. Subject to the conditions described below, fifty-percent of each grantee’s RSUs will vest on the first anniversary of the date of grant and the remaining fifty-percent will vest on the second anniversary of the date of grant. The actual number of RSUs vesting annually is subject to certain annual corporate, business unit and individual performance targets. If the annual performance targets are not met, a portion of the awards may not vest and may be carried over to the third year of vesting. Any granted RSU that has not vested due to a grantee’s failure to meet the specified performance targets will be subject to a modified vesting schedule under which the RSU will vest on the third anniversary of the date of grant if the grantee remains our employee at that time. In addition, the vesting of RSUs was subject to the occurrence of an initial public offering or a change of control event (as defined in the Founder’s Plan), whichever occurred earlier. This condition was satisfied upon the completion of our initial public offering in 2010. As of December 31, 2010, the vesting schedules of a total of 956,915 RSUs held by our employees had been modified for the reason stated above.

A grantee has no rights as a shareholder with respect to any RSUs held by the grantee until the date when the RSUs are vested and the corresponding ordinary shares are transferred from our founders to the grantee through ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited. No adjustment will be made for dividends, distributions or other rights, the record date of which is prior to such conversion date.

2010 Share Incentive Plan

In December 2010, we established the 2010 Plan to promote our success and enhance value by linking the personal interests of our directors, employees and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The plan is further intended to provide flexibility to us in our ability to motivate, attract, and retain the services of directors, employees and consultants upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent. Under the 2010 Plan, a committee of the board of directors, in its sole discretion, is authorized to grant options, restricted shares or restricted share units to recipients. Options, restricted shares and restricted share units issued under the 2010 Plan will be issued pursuant to award agreements setting forth the conditions thereto, including, as applicable, the number of options, restricted shares or restricted share units awarded, vesting conditions, restrictions on transfer and exercise price. Michael Xin Hui, our chief executive officer and one of our founders, has agreed to contribute up to 18,000,000 ordinary shares of our company beneficially owned by him or his family to our company in connection with our issuance of ordinary shares upon vesting or exercise of share incentive awards granted to our employees under the 2010 Plan.

In January 2011, we granted 5,101,920 RSUs to certain of our directors and employees under the 2010 Plan. Each RSU represents the right to receive one ordinary share upon vesting. We estimate the share-based compensation expense for RSUs granted under the 2010 Plan based on the fair value of the RSUs on the date of grant. Total share-based compensation expenses related to the January 2011 grant of RSUs of approximately US$3.3 million will be amortized during the vesting period from 2011 to 2014. Total compensation cost may be adjusted for future changes in estimated forfeitures.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our total net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2008		2009		2010
	Net Revenues	%	Net Revenues	%	Net Revenues	%
	(in millions of US$, except for percentages and per share data)
Net revenues	60.5	100.0%	72.3	100.0%	90.3	100.0%
Cost of revenues	(40.5)	(67.0)	(48.4)	(67.0)	(60.2)	(66.6)

Gross profit	20.0	33.0	23.9	33.0	30.1	33.4

Operating expenses
Selling and marketing	(0.8)	(1.4)	(1.7)	(2.2)	(2.3)	(2.5)
General and administrative	(9.3)	(15.3)	(12.0)	(16.6)	(17.4)	(19.3)

Total operating expenses	(10.1)	(16.7)	(13.7)	(18.8)	(19.7)	(21.8)

Profit from operations	9.9	16.3	10.2	14.2	10.4	11.5
Interest income	0.2	0.4	*	**	0.1	0.1
Interest expense	—	—	—	—	*	**
Other income	0.9	1.5	1.3	1.8	4.8	5.3
Other expenses	(1.6)	(2.7)	(0.2)	(0.3)	(0.2)	(0.2)

Income from operations before income taxes	9.4	15.5	11.4	15.7	15.1	16.7
Income taxes	(0.3)	(0.5)	(1.6)	(2.1)	(2.1)	(2.3)

Net income	9.1	15.0	9.8	13.6	13.0	14.4

Allocation to preferred shareholders	(2.3)	(3.8)	(2.5)	(3.5)	(2.7)	(3.0)
Net income attributable to ShangPharma Corporation’s ordinary shareholders	6.8	11.2%	7.3	10.1%	10.3	11.4%

Net income attribute to Shangpharma Corporation’s ordinary shareholder per share
Basic	0.03		0.04		0.04

Diluted	0.03		0.04		0.04

Notes:
*	Less than US$50,000.
**	Less than 0.1%.

Year	Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

Our net revenues increased by 24.9% from US$72.3 million in 2009 to US$90.3 million in 2010, primarily due to a larger customer base, higher business volumes from the Company’s top customers, expanded service offering, higher FTE average rates and a favorable shift in the service mix. We provided services to 237 customers in 2010 compared to 134 customers in 2009. The following table sets forth our FTE-based net revenues and fee-for-service-based net revenues by amount and as a percentage of our total net revenues for the periods indicated:

	Years Ended December 31,
	2009		2010
	Net Revenues	%	Net Revenues	%
	(in millions of US$, except for percentages)
FTE-based net revenues	56.7	78.4%	65.4	72.4%
Fee-for-service-based net revenues	15.6	21.6	24.9	27.6

Total net revenues:	72.3	100.0%	90.3	100.0%

Net revenues from FTE-based services increased by 15.5% from US$56.7 million in 2009 to US$65.4 million in 2010 due to increases in the average number of FTEs and net revenue per FTE. Net revenues from our fee-for-service-based services increased by 59.0% from US$15.6 million in 2009 to US$24.9 million in 2010. The increase in demand for our FTE-based and fee-for-service-based services was primarily due to an increase in demand for our discovery biology and preclinical development, discovery chemistry and pharmaceutical development services. FTE-based revenues as a percentage of our total net revenues decreased from 78.4% in 2009 to 72.4% in 2010 as we expanded our newer service offerings, such as discovery biology and preclinical development and pharmaceutical development, which are more typically covered by fee-for-service contracts.

Cost of Revenues

Our cost of revenues increased by 24.2% from US$48.4 million in 2009 to US$60.2 million in 2010, in line with the increase in our net revenues. The increase in our cost of revenues was primarily due to increases in labor, raw materials, overhead costs and share-based compensation expenses, including one-time RSU costs of approximately US$0.3 million that were incurred upon completion of our initial public offering. Our labor costs increased from 2009 to 2010 primarily due to the increase in our headcount and the hiring of more senior scientists for our newer services, such as discovery biology and preclinical development, as well as overall rising labor costs in China. Such increase was partially offset by efficiencies gained by our scientists and by our entry into higher margin services. Our raw material costs as a percentage of our total net revenues decreased from 2009 to 2010 due to our cost control measures, such as improving raw materials usage efficiencies, as well as our increased bargaining power resulting from economies of scale. Our overhead costs increased as we expanded our facilities and purchased new equipment.

Gross Profit and Margin

Our gross profit increased by 26.2% from US$23.9 million in 2009 to US$30.1 million in 2010, primarily due to an increase in net revenues, favorable service mix, efficient material usage and operational efficiency improvement and was partially offset by continued appreciation of the Renminbi and higher share-based compensation expenses. Our gross margin increased from 33.0% in 2009 to 33.4% in 2010, primarily due to the favorable service mix, efficient material usage and operational efficiency improvement. The increase was partially offset by continued appreciation of the Renminbi and higher share-based compensation expenses.

Operating Expenses

Our total operating expenses increased by 45.0% from US$13.6 million in 2009 to US$19.7 million in 2010.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 42.5% from US$1.6 million in 2009 to US$2.3 million in 2010. The increase in selling and marketing expenses in 2010 was primarily due to a build-up of corporate marketing and sales infrastructure and higher share-based compensation expenses, including one-time RSU costs of approximately US$0.2 million that were incurred upon completion of our initial public offering.

General and Administrative Expenses. Our general and administrative expenses increased by 45.3% from US$12.0 million in 2009 to US$17.4 in 2010, primarily due to higher share-based compensation including the one-time RSU costs of approximately US$2.0 million that were incurred upon completion of our initial public offering and a build-up of corporate managerial, sales and supporting infrastructure.

Other Income

Our other income increased from US$1.3 million in 2009 to US$4.8 million in 2010, primarily due to a gain on foreign exchange forward contracts of US$3.0 million, income from government grants of US$1.4 million and consideration received from the sale of an investment of US$0.3 million.

Other Expenses

Our other expenses of US$0.2 million, which were unchanged from 2009 to 2010, primarily include foreign exchange losses and losses recognized on foreign exchange forward contracts.

Income Tax Expense

Our income tax expense increased from US$1.6 million in 2009 to US$2.1 million in 2010, primarily reflecting an increase in income before taxes. Our effective tax rate remained at 14% in both 2009 and 2010. See “—Selected Statements of Operations Items—Income Taxes.”

Net Income

As a result of the foregoing, our net income increased from US$9.8 million in 2009 to US$13.0 million in 2010.

Allocation to preferred shareholders

Allocation to preferred shareholders was US$2.7 million in 2010, compared to US$2.5 million in 2009.

Net income attributable to ShangPharma Corporation’s ordinary shareholders

Net income attributable to our ordinary shareholders was US$10.3 million in 2010, an increase of 39.9% from US$7.3 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended 31, December 2008

Net Revenues

Our net revenues increased by 19.5% from US$60.5 million in 2008 to US$72.3 million in 2009, primarily due to an increase in the number of customers and our expanded scope of services. We provided services to 134 customers in 2009 compared to 99 customers in 2008. The following table sets forth our FTE-based net revenues and fee-for-service-based net revenues by amount and as a percentage of our total net revenues for the periods indicated:

	Years Ended December 31,
	2008		2009
	Net Revenues	%	Net Revenues	%
	(in millions of US$, except for percentages)
FTE-based net revenues	47.8	79.1	56.7	78.4
Fee-for-service-based net revenues	12.7	20.9	15.6	21.6

Total net revenues:	60.5	100.0	72.3	100.0

Net revenues from FTE-based services increased by 18.4% from US$47.8 million in 2008 to US$56.7 million in 2009 due to increases in the average number of FTEs and net revenue per FTE. Net revenues from our fee-for-service-based services increased by 23.5% from US$12.7 million in 2008 to US$15.6 million in 2009. The increase in demand for our FTE-based and fee-for-service-based services was primarily due to an increase in demand for our discovery biology and preclinical development and discovery chemistry services. FTE-based revenues as a percentage of our total net revenues decreased from 79.1% in 2008 to 78.4% in 2009 as we expanded our newer service offerings, such as discovery biology and preclinical development and pharmaceutical development, which are more typically covered by fee-for-service contracts.

Cost of Revenues

Our cost of revenues increased by 19.5% from US$40.5 million in 2008 to US$48.4 million in 2009, in line with the increase in our net revenues. The increase in our cost of revenues was primarily due to increases in labor, raw materials and overhead costs. Our labor costs increased from 2008 to 2009 primarily due to the increase in our headcount and the hiring of more senior scientists for our newer services, such as discovery biology and preclinical development, as well as overall rising labor costs in China. Such increase was partially offset by efficiencies gained by our scientists and by our entry into higher margin services. Our raw material costs as a percentage of our total net revenues decreased from 2008 to 2009 due to our cost control measures, such as improving raw materials usage efficiencies, as well as our increased bargaining power resulting from economies of scale. Our overhead costs increased as we expanded our facilities and purchased new equipment.

Gross Profit and Margin

Our gross profit increased by 19.4% from US$20.0 million in 2008 to US$23.9 million in 2009, primarily due to the increase in our net revenues. Our gross margin was 33.0% in each of 2008 and 2009. Our gross margin was negatively impacted in 2009 by our increased labor costs, particularly those of newly hired senior scientists for our newer services still in development. These adverse effects were offset by our improved cost control measures, growth in higher margin services, economies of scale and improvements in operational efficiency.

Operating Expenses

Our total operating expenses increased by 34.8% from US$10.1 million in 2008 to US$13.6 million in 2009.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 93.0% from US$0.8 million in 2008 to US$1.6 million in 2009. The increase in selling and marketing expenses in 2009 was partially due to our hiring of several sales and business development personnel in the U.S. and Europe in 2009 to increase market penetration and demand for our services in those regions.

General and Administrative Expenses. Our general and administrative expenses increased by 29.5% from US$9.3 million in 2008 to US$12.0 million in 2009, primarily due to an increase in the headcount of our senior management and administrative employees.

Other Income

Our other income increased from US$0.9 million in 2008 to US$1.3 million in 2009, primarily due to an increase in government subsidies.

Other Expenses

Our other expenses decreased from US$1.6 million in 2008 to US$0.2 million in 2009, primarily due to a gain on foreign exchange forward contracts in 2009 compared to a loss on such contracts in 2008.

Income Tax Expense

Our income tax expense increased from US$0.3 million in 2008 to US$1.6 million in 2009 primarily reflecting (i) an increase in our effective tax rate from 3% in 2008 to 14% in 2009 as a result of the expiration of the full tax exempt status of some of our PRC subsidiaries and (ii) an increase in income before taxes. See “—Selected Statements of Operations Items—Income Taxes.”

Net Income

As a result of the foregoing, our net income increased from US$9.1 million in 2008 to US$9.8 million in 2009.

Allocation to preferred shareholders

Allocation to preferred shareholders was US$2.5 million in 2009, compared to US$2.3 million in 2008.

Net income attributable to ShangPharma Corporation’s ordinary shareholders

Net income attributable to our ordinary shareholders was US$7.3 million in 2009, an increase of 8.2% from US$6.8 million in 2008.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been cash generated from operating and financing activities, including proceeds from our initial public offering in October 2010. As of December 31, 2010, we had approximately US$49.2 million in cash and cash equivalents. In addition, we have a bank facility comprised of a series of credit facilities with an aggregate maximum of US$15.0 million, including (i) one short term revolving facility not to exceed US$12.5 million subject to sublimits of US$5.0 million, US$5.0 million and US$7.5 million, respectively, for letters of credit, short-term borrowings secured by the assignment of certain of our receivables as collateral and hedging and risk-management derivative transactions; and (ii) a US$2.0 million three-month revolving facility and a US$5.0 million three-year term loan commitment, both of which will be secured by properties owned by one of our subsidiaries. No amounts had been drawn down under these facilities and term loan commitment as of December 31, 2010. As of the same date, we had short-term revolving bank credit facilities of RMB35.0 million (US$5.3 million). As of December 31, 2010, we have drawn down and fully repaid RMB19.6 million (US$2.9 million) under these facilities. In July 2010, one of our subsidiaries entered into a loan agreement with a bank for a one-year working capital loan of up to RMB10.0 million (US$1.5 million). As of December 31, 2010, we had drawn down RMB5.0 million (US$0.8 million) under this loan.

We require cash to fund our ongoing business needs, particularly salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations, expenditures related to our manufacturing facility and laboratory services building in Fengxian, Shanghai, and purchase of equipment for our laboratory services. We believe that our cash (including the net proceeds from our initial public offering), anticipated cash flow from operations and proceeds from our bank credit facilities will be sufficient to meet our anticipated cash needs for the next 12 months, including the completion of construction of our manufacturing facility and the construction of our laboratory services building in Fengxian, Shanghai. The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2008	2009	2010
	(in millions of US$)
Net cash provided by operating activities	10.2	14.7	18.7
Net cash used by investing activities	(14.1)	(18.3)	(23.6)
Net cash provided by financing activities	—	—	41.4
Effect of foreign exchange rate changes on cash	0.1	*	0.4
Net increase (decrease) in cash	(3.7)	(3.6)	36.9
Cash at the beginning of the year	19.6	15.8	12.2
Cash at the end of the year	15.8	12.2	49.2

Notes:

*	Less than US$50,000.

Operating Activities

Net cash provided by operating activities consisted primarily of our net income increased by non-cash adjustments, such as depreciation and amortization of property, equipment and software, and adjusted by changes in assets and liabilities, such as accounts receivable, accounts payable and amounts due to related parties. Net cash provided by operating activities increased, year over year, primarily as a result of increases in net income, driven by our expanding revenue base. The increases in our accounts receivable were primarily due to the growth of our business and timing of revenue recognized and collection of accounts receivable. The slight increase in our accounts payable was primarily due to increased purchases related to the growth of our business and the timing of our payables. Amounts due to related parties decreased, primarily due to the timing of our payables.

Net cash provided by operating activities amounted to US$18.7 million in 2010, primarily attributable to net income of US$13.0 million, an increase in advances from customers and salary and welfare payable of US$1.3 million and US$1.0 million, respectively, and add-back of certain non-cash adjustments such as depreciation and amortization of US$6.7 million and share-based compensation expenses of US$3.7 million, partially offset by an increase in accounts receivable and prepayment and other current assets of US$2.6 million and US$1.1 million, respectively, and gains related to foreign exchange forward contracts of US$3.0 million.

Net cash provided by operating activities amounted to US$14.7 million in 2009, primarily attributable to net income of US$9.8 million, and add-back of certain non-cash adjustments such as depreciation and amortization of US$5.9 million and an increase of US$1.5 million in accounts payable, partially offset by an increase of US$4.8 million in accounts receivable.

Net cash provided by operating activities amounted to US$10.2 million in 2008, primarily attributable to net income of US$9.1 million and an add-back of certain non-cash adjustments such as depreciation and amortization of US$4.3 million, partially offset by an increase of US$3.8 million in accounts receivable and a decrease of US$1.7 million in income taxes payable related to the payment of income taxes for the years before 2007.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures, which consist of purchases of property, equipment and software made in connection with the expansion and upgrade of our laboratory facilities and the construction of our manufacturing facility in Fengxian, Shanghai, as well as purchase of land use rights.

We expect our net cash used in investing activities in 2011 to increase as we continue constructing our manufacturing facility and laboratory services building in Fengxian, Shanghai and continue expanding and upgrading our laboratory facilities in Zhangjiang, Shanghai and Chengdu, including an anticipated US$5.8 million of capital expenditures incurred in 2010 but to be paid in 2011.

Net cash used in investing activities amounted to US$23.6 million in 2010, primarily attributable to US$24.1 million in purchase of property, equipment and software.

Net cash used in investing activities amounted to US$18.3 million in 2009, primarily attributable to US$14.0 million in purchases of property, equipment and software and US$4.2 million in purchase of land use rights for our manufacturing facility in Fengxian, Shanghai.

Net cash used in investing activities amounted to US$14.1 million in 2008, primarily attributable to US$13.6 million in purchases of property, equipment and software.

Financing Activities

Net cash provided by financing activities amounted to US$41.4 million for 2010, attributable to a US$0.7 million borrowing under a one-year working capital loan and US$40.7 million in net proceeds from our initial public offering.

We did not have any inflows or outflows from financing activities in 2008 and 2009.

C. Research and Development, Patents and Licenses, etc.

Research and Development

During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.

Intellectual Property

Protection of intellectual property associated with drug R&D is critical to our customers. In our business of providing drug R&D services, our customers generally retain ownership of all associated intellectual property, including intellectual property they provide to us and intellectual property arising from the services we provide. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important because a substantial part of our operations are based in China, and China, as well as Chinese companies, have not traditionally enforced intellectual property protection to the same extent as the United States and U.S. companies.

We take necessary precautions to protect the intellectual property of our customers. We have established standard intellectual property protection procedures to control information access on a need-to know basis. We scan laboratory records into our electronic archives periodically and on an as-needed basis. We enter into agreements with all our employees under which they disown intellectual property they create during their employment, and they waive relevant intellectual property rights or claims. Our employees are also bound by confidentiality obligations and have agreed to disclose and assign to us inventions conceived by them during their respective terms of employment. During their entrance interviews, employees are required to confirm in writing that they will not disclose or use the intellectual property obtained from their previous employers and, during the exit interviews, the departing employees are required to confirm their confidentiality obligations to us and our customers in writing. Furthermore, our service agreements provide that all intellectual property generated during a project is exclusively the property of the customer for whom we are conducting the project.

Although our intellectual property rights are important to our results of operations, we believe that factors such as the technical expertise, knowledge, ability and experience of our employees are more important, and that, overall, these technical capabilities provide significant benefits to our customers.

Despite measures we take to protect intellectual property of our customers or our company, unauthorized parties may attempt to obtain and use information that we regard as proprietary. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to protect the intellectual property rights of our customers, we may be subject to liability for breach of contract and may suffer damage to our reputation.” To date, we are not aware of any material misuse of our proprietary information.

As of this annual report on Form 20-F, we had sixteen registered trademarks in China, two registered trademarks in Japan and two registered trademarks in the Europe Union. We also have one pending trademark application in China, two pending applications in the United States, and two pending applications in India. In addition, we own 48 Internet domain names as of the date hereof.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions except for certain foreign currency forward contracts as discussed in “—Quantitative and Qualitative Disclosure about Market Risk” below. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1-year	1-3 year	3-5 year	More than 5 years
	(in thousands of US$)
Operating lease	6.5	3.8	2.7	—	—

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our Directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Michael Xin Hui	39	Chairman of the board of directors and chief executive officer
Kevin Penghui Chen	39	Director and president
Wenjuan Xiao	69	Director
Julian Ralph Worley	66	Independent director
Yuk Lam Lo	62	Independent director
Benson Tsang	46	Independent director
William Dai	47	Chief financial officer
Lan Xie	38	Vice president of finance and operations

Michael Xin Hui has served as our chairman of the board of directors and chief executive officer since the inception of our company in 2002. Mr. Hui is a co-founder of our company and one of the key managerial personnel of our business, and is responsible for operations, strategic planning and business development. From 2000 to 2002, Mr. Hui was a vice president at Softbank Investment E2-Capital, a company based in Shanghai and Hong Kong, China. From 1999 to 2000, Mr. Hui worked as an investment manager of Phytomedica, Inc., a company in New York. In 1998, Mr. Hui worked as a project manager of China Innovation Center For Life Science in New York. Prior to that, Mr. Hui worked as a research scientist for American Home Products Corporation in New York. Mr. Hui holds a bachelor’s degree in chemistry from Oregon State University, a master’s degree in chemistry from Tulane University and an MBA from New York University.

Kevin Penghui Chen has served as our director and president since January 2011. Prior to his appointment as president, Mr. Chen served as our chief operating officer since 2008 and our chief financial officer since September 2010. Prior to joining our company, Mr. Chen was a vice president at CITIC Capital, a China-focused private equity fund in Shanghai, China. In 2007, Mr. Chen worked for Eaton Corporation in Shanghai, China in charge of corporate development. From 2003 to 2006, Mr. Chen worked for DuPont Corporation in Shanghai as a business development manager. Prior to that, he worked as a scientist at Ligand Pharmaceuticals, Inc. Mr. Chen holds a bachelor’s degree in chemistry from Nanjing University, a master’s degree in chemistry from Tulane University and an MBA from Kellogg School of Management, Northwestern University.

Wenjuan Xiao has served as our director since the inception of our company in 2002. Ms. Xiao is a co-founder of our company. Ms. Xiao was an associate professor from 1989 to 1997 and an research associate from 1980 to 1989 at Shanghai Institute of Organic Chemistry, Chinese Academy of Sciences. She holds a bachelor’s degree in science from Fudan University. Ms. Xiao is the mother of Michael Xin Hui.

Julian Ralph Worley has served as our independent director since October 18, 2010. Mr. Worley has served as an independent non-executive director of Suntech Power Holdings Co. Ltd, a leading solar energy company based in China and listed on the New York Stock Exchange, since 2006. From 2005 to February 2010, he was an independent non-executive director of Mandra Forestry Finance Limited and its holding company, Mandra Forestry Holdings Limited, an owner and operator of forestry plantations. From 2000 to 2003, he was a consultant at partner level in PricewaterhouseCoopers Philippines. He served as an audit partner in PricewaterhouseCoopers Hong Kong from 1998 to 2000 and an audit partner in Price Waterhouse Hong Kong from 1974 to 1998. He is a fellow of the Hong Kong Institute of Directors, a fellow of the Institute of Chartered Accountants in England and Wales and a fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Worley holds a bachelor’s degree in economics from London School of Economics and Political Science, University of London.

Yuk Lam Lo has served as our independent director since October 18, 2010. Mr. Lo has served as an independent director of Sinovac Biotech Limited, a biopharmaceutical company based in China and listed on NASDAQ, since 2006, an independent non-executive director of South East Group Limited, a property development and investment company listed on the Hong Kong Stock Exchange, since 2006 and as a senior director of Questmark Asia Limited, a private equity firm, since 2009. Mr. Lo is presently the chairman of the Chinese Manufacturers’ Association of Hong Kong—Innovation and Technology Committee and the honorary life chairman of Hong Kong Biotechnology Organization. He was the former chairman of the Innovation and Technology Fund (Biotechnology Projects) Vetting Committee and the Biotechnology Committee of the Industry and Technology Development Council of the Hong Kong government. Mr. Lo is currently an adjunct professor of the Chinese University of Hong Kong, a special advisor to the Hong Kong University of Science and Technology, an honorary court member of the Hong Kong Baptist University and honorary professor in several universities in mainland China. Mr. Lo has been awarded an honorary fellowship by the Hong Kong University of Science and Technology.

Benson Tsang has served as our independent director since November 8, 2010. Mr. Tsang has been the chief financial officer and financial and principal accounting officer of ATA Inc. since March 2010. Mr. Tsang has more than 21 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, the Stock Exchange of Hong Kong, and the Singapore Exchange. Mr. Tsang served as the chief financial officer of WuXi Pharmatech (Cayman) Inc. from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He worked at PricewaterhouseCoopers and Deloitte Touche Tohamatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a Bachelor of Commerce degree and an MBA degree from McMaster University in Canada.

William Dai has served as our chief financial officer since January 10, 2011. Mr. Dai has more than 17 years of experience in accounting, financial management, and the capital markets. Prior to ShangPharma, Mr. Dai served as chief financial officer of the New York Stock Exchange-listed China Nepster Drugstore Ltd. in Shenzhen, China since January 2009. From 2006 to 2008, Mr. Dai was the chief financial officer and vice chair of the executive committee at MicroPort Medical Co. Ltd. in Shanghai, China. From 1993 to 2005, Mr. Dai held a variety of financial and senior management roles at multinational companies in China and the United States. Mr. Dai holds a master’s degree in business administration with an emphasis in finance from Michigan State University and a bachelor’s degree in international business and English from Shanghai University’s College of International Business in Shanghai, China.

Lan Xie has served as our vice president of finance and operations since March 2010 and, prior to that, our financial controller and vice president of finance since November 2007. Prior to November 2007, Ms. Xie was a senior manager at PricewaterhouseCoopers in Shanghai, China from 2005 to 2007. From 2003 to 2005, Ms. Xie was a manager at Deloitte & Touche LLP in New York. From 1998 to 2002, Ms. Xie worked as a finance manager at Reuters Incorporated. Prior to that, Ms. Xie worked as a senior associate at PricewaterhouseCoopers LLP in Boston. Ms. Xie holds a bachelor’s degree in business administration from Boston University and an MBA from INSEAD.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as causing material losses and damages to our company via serious neglect of duties, serious misconduct for selfish ends and fraudulent behavior and being charged with criminal offense. We may also terminate an executive officer’s employment without cause with severance payments.

Each executive officer has agreed to hold, both during and after the termination or expiration of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secretes of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, each executive officer has agreed to be bound by non-competition restrictions during his or her employment and for one year after the termination of his or her employment. Specifically, each executive officer has agreed during the non-competition period (i) not to participate in R&D work at the top ten pharmaceutical and biotechnology R&D outsourcing companies in mainland China; (ii) not to provide services to, own or operate any business that provides products, services or technologies substantially similar to the business currently conducted or proposed to be conducted by us; and (iii) not to induce any of our employees or consultants to terminate his or her employment or engagement with us.

B. Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2009 and December 31, 2010, respectively, we paid an aggregate of approximately RMB5.3 million ($0.8 million) and RMB5.2 million ($0.8 million) in cash compensation to our executive officers and directors as a group, and paid an aggregate of approximately RMB25,200 ($3,700) and RMB21,200 ($3,200) in premiums for commercial medical insurance coverage for some of our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

Scientific Advisory Board

We have established a scientific advisory board comprising leading experts in their fields. Our scientific advisors participate in advisory board meetings as well as provide ad hoc individual consulting services to management and our scientists. We regularly seek advice and input from these experienced scientific leaders on matters related to our research and development programs. Our scientific advisory board consists of experts across a range of key disciplines relevant to our programs and science. We intend to leverage the broad expertise of our advisors by seeking their counsel on important topics relating to our drug discovery and development programs.

We pay our advisors a fee for their attendance at scientific advisory board meetings and consulting services, and reimburse them for their expenses. Our current advisors are:

Name	Professional Affiliation
Gregory Verdine, Ph.D. (chairman)	Erving Professor of Chemistry and Arthur Cope Scholar, Harvard University
Robert Booth, Ph.D.	Operating partner at TPG; former senior vice president at Roche; former chief scientific officer at Celera
Paul J. Reider, Ph.D.	Professor at Princeton University; former head of chemistry at Amgen Inc.; former vice president of process chemistry, Merck & Co., Inc.
Malcolm MacCoss, Ph.D.	Former vice president of basic chemistry and drug discovery science at Merck & Co., Inc.; former group vice president of chemistry at Schering-Plough; winner of two Thomas Edison Patent Awards and Arthur C. Cope Scholar Award
Robert Kaman, Ph.D.	Former president of Abbott Bioresearch Center and BASF Bioresearch Center

2008 Equity and Performance Incentive Plan

On May 19, 2008, we adopted the Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. On February 24, 2010, we amended and restated the Plan to increase the maximum aggregate number of our ordinary shares that may be issued under the Plan to 36,562,358 shares. As of December 31, 2010, options to purchase 35,333,600 ordinary shares were outstanding.

The following table summarizes the share options granted under the Plan to certain of our directors and executive officers and to other individuals as a group that were outstanding as of December 31, 2010. These share options will vest in equal amounts on the first, second, third and fourth anniversary of their respective dates of grant.

Name	Options Outstanding	Exercise Price ($/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Michael Xin Hui	—	—	—	—	—
Wenjuan Xiao	—	—	—	—	—
Kevin Penghui Chen	*	0.50	Oct. 27, 2008	Oct. 27, 2018	4 years
	*	0.65	July 30, 2010	July 30, 2020	4 years
Lan Xie	*	0.50	May 19, 2008	May 19, 2018	4 years
	*	0.65	July 30, 2010	July 30, 2020	4 years
Chunyu Zhang(1)	*	0.50	Oct. 14, 2009	Oct. 14, 2019	4 years
	*	0.65	May 24, 2010	May 24, 2020	4 years
	*	0.65	July 30, 2010	July 30, 2020	4 years
Julian Ralph Worley	*	0.83	Nov. 19, 2010	Nov. 19, 2020	4 years
Yuk Lam Lo	*	0.83	Nov. 19, 2010	Nov. 19, 2020	4 years
Benson Tsang	*	0.83	Nov. 19, 2010	Nov. 19, 2020	4 years
Other individuals as a group	10,738,100	0.50	May 19, 2008	May 19, 2018	4 years
	4,807,800	0.50	Oct. 27, 2008	Oct. 27, 2018	4 years
	3,504,700	0.50	May 13, 2009	May 13, 2019	4 years
	3,479,950	0.50	Oct. 14, 2009	Oct. 14, 2019	4 years
	3,627,450	0.65	May 24, 2010	May 24, 2020	4 years
	5,534,600	0.65	July 30, 2010	July 30, 2020	4 years

Total(2) :	35,333,600

Notes:

*	Less than 1% of our total outstanding shares.
(1)	Chunyu Zhang has resigned from the capacity of vice president of human resources and has served as a consultant of our company since February 2011.
(2)	Certain options have been transferred to family members of the grantees or entities established for the grantees’ estate planning purposes. The vesting of such options is subject to the same terms and conditions as if they were held by the original grantees.

The following paragraphs describe the principal terms of the Plan.

Plan Administration. Our board of directors, a committee or a sub-committee designated by our board of directors will administer the Plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted under the Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Evidence of Award. Awards can be evidenced by an agreement, certificate, resolution or other type of writing or an electronic medium approved by the board of directors that sets forth the terms and conditions of the awards granted. An evidence of award, with the approval of the board of directors, need not be signed by a representative of our company or the recipient.

Eligibility. We may grant awards to any employee, non-employee director, officer or consultant of our company or any one or more of our subsidiaries, or any person who has agreed to commence serving in any of such capacities within 90 days of the date of grant.

Acceleration of Awards upon Change in Control of the Company. The outstanding awards are subject to accelerated vesting upon occurrence of a change-of-control corporate transaction, as determined by our board of directors in its sole discretion.

Exercise Price and Term of Awards. Our board of directors, or a committee designated by our board of directors, determines the exercise price, grant price and expiration date for each award.

Vesting Schedule. In general, our board of directors, or a committee designated by our board of directors, determines, or the evidence of award specifies, the vesting schedule.

Transfer Restrictions. Subject to certain exceptions, awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution.

Termination of the Plan. Unless terminated earlier, the Plan will terminate automatically in 2018. Our board of directors has the authority to amend or terminate the Plan to the extent necessary to comply with applicable law or the rules of the principal securities exchange upon which our ADSs are traded or quoted.

Founder’s 2008 Equity and Performance Incentive Plan

In May 2008, two companies controlled by our founders, ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited, established the Founder’s Plan to attract, motivate and retain our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be transferred by these two companies to grantees upon vesting of RSUs granted under the Founder’s Plan is 20,000,000.

Under the Founder’s Plan, 7,450,000, 2,100,000 and 2,200,000 RSUs were granted to certain members of our senior management and other employees in 2008, 2009 and 2010, respectively. Each RSU represents the right to receive one ordinary share upon vesting. Subject to the conditions described below, fifty-percent of each grantee’s RSUs will vest on the first anniversary of the date of grant and the remaining fifty-percent will vest on the second anniversary of the date of grant. The actual number of RSUs vesting annually is subject to certain annual corporate, business unit and individual performance targets. If the annual performance targets are not met, a portion of the awards may not vest and may be carried over to the third year of vesting. Any granted RSU that has not vested due to a grantee’s failure to meet the specified performance targets will be subject to a modified vesting schedule under which the RSU will vest on the third anniversary of the date of grant if the grantee remains our employee at that time. As of December 31, 2010, the vesting schedules of a total of 956,915 RSUs held by our employees had been modified for the reason stated above.

In addition, the vesting of RSUs is subject to the occurrence of an initial public offering or a change of control event (as defined in the Founder’s Plan), whichever occurs earlier. Granted RSUs, whether vested or not, may be forfeited if a grantee’s employment with us is terminated for cause or the grantee voluntarily leaves our company prior to an initial public offering or a change of control event, whichever occurs earlier. Pursuant to the Founder’s Plan, ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited will transfer one ordinary share beneficially owned by them to a grantee for each vested RSU as soon as administratively practicable following the earlier of the effective date of an initial public offering or a change of control event described above.

As noted above, the vesting of RSUs was subject to the occurrence of an initial public offering or a change of control event (as defined in the Founder’s Plan), whichever occurred earlier. As a result, we did not record any share-based compensation expense in connection with the RSU grants prior to our initial public offering in October 2010 because the vesting conditions for the RSUs (the occurrence of an initial public offering or a change of control event) were not met. For the year ended December 31, 2010, 7,541,592 RSUs became vested and approximately US$2.8 million was recorded as share-based compensation expense, including approximately US$2.5 million of share-based compensation expenses recorded immediately upon the completion of our initial public offering. A grantee has no rights as a shareholder with respect to any RSUs held by the grantee until the date when the RSUs are vested and the corresponding ordinary shares are transferred from our founders to the grantee through ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited. No adjustment will be made for dividends, distributions or other rights, the record date of which is prior to such conversion date.

The following table summarizes, as of December 31, 2010, the RSUs granted under the Founder’s Plan to our senior management and other employees.

Name	RSU Granted	Date of Grant	Date of Expiration	Vesting Schedule

Kevin Penghui Chen	*	May 19, 2008	May 19, 2018	2 years

Lan Xie	*	May 19, 2008	May 19, 2018	3 years

Chunyu Zhang	*	Oct. 14, 2009	Oct. 14, 2019	2 years	(1)

Other individuals as a group	3,800,000	May 19, 2008	May 19, 2018	3 years

	*	Oct. 27, 2008	Oct. 27, 2018	3 years

	*	May 13, 2009	May 13, 2019	3 years

	*	Oct. 14, 2009	Oct. 14, 2019	3 years

	*	May 24, 2010	May 24, 2020	2 years	(2)

	*	Aug. 16, 2010	Aug. 16, 2020	2 years	(3)
Total:	11,750,000(4)

Notes:
*	Less than 1% of our total outstanding shares.
(1)	Chunyu Zhang has resigned from the capacity of vice president of human resources and has served as a consultant of our company since February 2011.
(2)	These RSUs were granted on May 24, 2010 and are scheduled to vest starting on May 24, 2011, the first anniversary of the grant date.
(3)	These RSUs were granted on August 16, 2010 and are scheduled to vest starting on August 16, 2011, the first anniversary of the grant date.
(4)	Most outstanding RSUs have been transferred to the family members of the grantees or entities established for the grantees’ estate planning purposes, and the vesting of these RSUs are subject to the same terms and conditions as if they were held by the original grantees.

2010 Share Incentive Plan

In December 2010, we established the 2010 Plan, to promote our success and enhance value by linking the personal interests of our directors, employees and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2010 Plan is further intended to provide flexibility to us in our ability to motivate, attract, and retain the services of directors, employees and consultants upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent. Under the 2010 Plan, a committee of the board of directors, in its sole discretion, is authorized to grant options, restricted shares or restricted share units to recipients. Options, restricted shares and restricted share units issued under the 2010 Plan will be issued pursuant to award agreements setting forth the conditions thereto, including, as applicable, the number of options, restricted shares or restricted share units awarded, vesting conditions, restrictions on transfer and exercise price. Michael Xin Hui, our chief executive officer and one of our founders, has agreed to contribute up to 18,000,000 ordinary shares of our company beneficially owned by him or his family to our company in connection with our issuance of ordinary shares upon vesting or exercise of share incentive awards granted to our employees under the 2010 Plan.

In January 2011, we granted 5,101,920 RSUs to certain of our directors and employees under the 2010 Plan. Each RSU represents the right to receive one ordinary share upon vesting. We estimate the share-based compensation expense for RSUs granted under the 2010 Plan based on the fair value of the RSUs on the date of grant. Total share-based compensation expenses of approximately US$3.3 million will be amortized during the vesting period from 2011 to 2014. Total compensation cost may be adjusted for future changes in estimated forfeitures.

C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment. There is no age limit requirement for directors.

Committees of the Board of Directors

We have established three committees under the board of directors: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consists of Messrs. Julian Ralph Worley, Yuk Lam Lo and Benson Tsang, and is chaired by Mr. Worley. Messrs. Worley, Lo and Tsang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Messrs. Worley and Tsang qualify as “audit committee financial experts.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving past or proposed related party transactions;

•	reviewing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our Compensation Committee consists of Messrs. Yuk Lam Lo, Julian Ralph Worley and Michael Xin Hui, and is chaired by Mr. Lo. Messrs. Lo and Worley satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board the compensation of our other executive officers;

•	evaluating the compensation of our non-employee directors; and

•	reviewing periodically our general compensation plans and other employee-related plans, including incentive compensation or equity plans.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Messrs. Michael Xin Hui, Julian Ralph Worley and Yuk Lam Lo, and is chaired by Mr. Hui. Messrs. Lo and Worley satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board of directors’ committees; and

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders or affirmative votes of at least two thirds of our directors then in office. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D. Employees

We had 1,676 and 1,717 employees as of December 31, 2008 and 2009, respectively. As of December 31, 2010, we had 1,897 employees, including 1,130 in our discovery chemistry group, 259 in our discovery biology and preclinical development group, 226 in our pharmaceutical development group, 40 in our biologics group and 242 non-scientific personnel. Of the total 1,897 employees as of December 31, 2010, 1,671 worked in our headquarters in Shanghai Zhangjiang Hi-Tech Park, 152 worked in our R&D center in Chengdu, 59 worked in our manufacturing facility in Nanhui, Shanghai, 10 worked at the construction site of our manufacturing facility and the planned laboratory services building in Fengxian, Shanghai, and 5 worked at our overseas offices. The following chart illustrates the composition of our scientific research staff by educational level as of December 31, 2010:

As of December 31, 2010, we had 1,655 scientific research staff members, over 56% of whom have post- college degrees. We recruit both recent graduates and experienced professionals. Our primary hiring strategy in China is to recruit from colleagues and universities. We also recruit overseas, primarily focusing on returnees and Ph.D.s with significant educational and/or industry background with major pharmaceutical and biotechnology companies, many of whom used to work for our customers, and through referrals, websites, advertisements in trade magazines and job fairs. We expect to hire a significant number of China-based employees during 2011.

Our future growth and profitability depend upon the research and efforts of our experienced and skilled scientists and mid-level managers, and their ability to keep pace with changes in drug discovery and development technologies. We compete vigorously with pharmaceutical firms, biotechnology firms, contract research firms and academic and research institutions to recruit scientists and mid-level managers and employees. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our ability to execute projects, maintain, expand or renew existing customer engagements and obtain new customers depends largely on our ability to attract, train, motivate and retain skilled scientists.”

We recognize that our employees constitute our most valuable assets and remain focused on training and retention. We are dedicated to cultivating a corporate culture that is customer centric and people oriented through employees who exhibit a can-do attitude, teamwork and innovation. In addition to on-the-job training programs, we have a comprehensive formal training program for employees at different levels, including orientation programs for recent college graduates, management and leadership training for senior employees, and technical skills training, team building and integration training and communication skills training for domestically-trained employees. We have implemented a comprehensive review and incentive system that aligns performance and compensation as well as internal promotions, which also help us motivate and retain our employees.

We pay base salaries and bonuses to all of our employees and pay additional awards to some employees for exceptional performance. As required by PRC regulations, for our China-based employees, we participate in various employee benefit plans organized by municipal and provincial governments, including pension insurance, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit plans and housing funds. We are required under PRC law to make contributions to the employee benefit plans for our China employees at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2011, we have 335,600,000 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Michael Xin Hui(1)	186,801,894	55.7
Wenjuan Xiao(2)	186,801,894	55.7
Kevin Penghui Chen	*	*
Julian Ralph Worley	—	—
Yuk Lam Lo	—	—
Benson Tsang	—	—
William Dai	—	—
Lan Xie	*	*
All Directors and Executive Officers as a Group	187,397,644	55.8

Principal Shareholders:
ChemExplorer Investment Holdings Ltd.(3)	82,798,901	24.7
ChemPartner Investment Holdings Limited(4)	104,002,993	31.0
Investment funds affiliated with TPG, represented by TPG Star Charisma Ltd. and TPG Biotech II Charisma Ltd.(5)	37,234,014	11.1

Notes:

*	Less than 1% of our total outstanding shares.
(1)	Includes 82,798,901 ordinary shares owned by ChemExplorer Investment Holdings Ltd. and 104,002,993 ordinary shares owned by ChemPartner Investment Holdings Limited, each a British Virgin Islands company ultimately owned by Michael Xin Hui and the Hui Family Trust, a British Virgin Islands trust, as of the date of this annual report on Form 20-F. Wenjuan Xiao is the settlor and one of the beneficiaries of Hui Family Trust. Wenjuan Xiao is the mother of Michael Xin Hui. Michael Xin Hui and Wenjuan Xiao are directors of ChemExplorer Investment Holdings Limited and ChemPartner Investment Holdings Limited. Michael Xin Hui disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address of Michael Xin Hui is No. 5 Building, 998 Halei Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai, China, 201203.
(2)	Includes 82,798,901 ordinary shares owned by ChemExplorer Investment Holdings Ltd. and 104,002,993 ordinary shares owned by ChemPartner Investment Holdings Limited, each a British Virgin Islands company ultimately owned by the Hui Family Trust, a British Virgin Islands trust and Michael Xin Hui, as of the date of this annual report. Wenjuan Xiao is the settlor of Hui Family Trust and one of the beneficiaries. Wenjuan Xiao is the mother of Michael Xin Hui. Michael Xin Hui and Wenjuan Xiao are directors of ChemExplorer Investment Holdings Limited. Wenjuan Xiao disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address of Wenjuan Xiao is No. 5 Building, 998 Halei Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai, China, 201203.
(3)	ChemExplorer Investment Holdings Ltd. is a British Virgin Islands company ultimately owned by Michael Xin Hui and the Hui Family Trust, a British Virgin Islands trust. Wenjuan Xiao is the settlor and one of the beneficiaries of Hui Family Trust.
(4)	ChemPartner Investment Holdings Limited is a British Virgin Islands company ultimately owned by Michael Xin Hui and the Hui Family Trust, a British Virgin Islands trust. Wenjuan Xiao is the settlor and one of the beneficiaries of Hui Family Trust.
(5)

Includes 46,676,543 ordinary shares held by TPG Star Charisma Limited and 23,317,471 ordinary shares held by TPG Biotech II Charisma Limited. TPG Star Charisma Limited is a company incorporated in Hong Kong, whose sole shareholder is TPG Star, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star GenPar, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Ventures Holdings, LLC, whose managing member is TPG Ventures Partners, L.P., which is managed by its general partner, TPG Ventures Professionals, L.P., which is managed by its general partner, Tarrant

Advisors, Inc., whose sole shareholder is Tarrant Capital Advisors, Inc., whose shareholders are David Bonderman and James G. Coulter. TPG Biotech II Charisma Limited is a company incorporated in Hong Kong, whose sole shareholder is TPG Biotechnology Partners II, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Biotech Advisors II, LLC, a Delaware limited liability company, whose sole member is TPG Ventures Holdings, LLC, a Delaware limited liability company, whose managing member is TPG Ventures Partners, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Ventures Professionals, L.P., a Delaware limited partnership, which is managed by its general partner, Tarrant Advisors, Inc., a Texas company, whose sole shareholder is Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James G. Coulter. The registered address for both of these companies is 57th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, 104,400,000 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers, employees and consultants, please refer to “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Share Issuances and Splits

Bonus share issuance. In May 2008, we effected a bonus share issuance in the form of a share split such that an additional 20,800 ordinary shares were issued for each ordinary share outstanding and additional approximately 20,800 preferred shares for each preferred shares outstanding.

Investors’ Rights Agreement

In connection with the issuance and sale of our preferred shares, we entered into an investors’ rights agreement with holders of our preferred shares, holders of our ordinary shares, our founders and certain other parties. We have granted the holders of our preferred shares certain registration rights, including demand and piggyback registration rights and Form F-3 registration rights. In addition, the investors’ rights agreement provided that grants of share options pursuant to the Plan shall be subject to the condition that we achieve certain profit targets. On May 19, 2008, this agreement was amended and, among other things, this requirement was waived. On September 30, 2010, the investor’s rights agreement was further amended such that the definition of a qualified public offering has the same meaning as that in our memorandum and articles of association, as amended on September 30, 2010.

Loans Extended to Related Parties

Historically, we extended a loan to Shanghai BioExplorer Co., Ltd., or BioSH, a company wholly- owned by ChemExplorer Investment Holdings Limited. On December 27, 2006, we sold our interest in BioSH to BioExplorer Company Limited, which was a related party of us at that time and became an unrelated party of us in April 2007. The loan receivable from BioSH was US$273,800 as of December 31, 2007, and was fully paid in 2008.

Transactions with Related Parties

Since April 2007, Labpartner, a company 50%-owned by immediate family members of Mr. Michael Xin Hui, has become our largest supplier for reagents and other raw materials. Labpartner follows the same bidding and selection process as all of our other suppliers. In the first half of 2007, we had four PRC subsidiaries, each of which entered into a separate framework service outsourcing agreement with LabPartner for a five year term, which may be terminated by either party upon six months’ notice. Under the framework agreements, each of these subsidiaries entered into additional agreements with LabPartner, including a purchase and sales agreement and a warehousing and logistics agreement, for the supply of reagents and other raw materials, logistics management, equipment purchase and maintenance and customs clearance. We purchase raw materials from LabPartner at prices determined through a competitive bidding process with other third party vendors. We pay LabPartner purchase prices and service fees on a monthly basis. The purchase prices and service fees charged by Labpartner amounted to US$10.4 million, US$6.1 million and US$8.5 million in 2008, 2009 and 2010, respectively.

Shanghai Kehui Catering Management Co., Ltd., a company wholly-owned by immediate family members of Mr. Michael Xin Hui, provides employee lunches, dinners and other catering services in our company cafeteria. The services fee charged by Shanghai Kehui Catering Management Co., Ltd. amounted to US$0.9 million, US$0.8 million and US$0.9 million in 2008, 2009 and 2010, respectively.

We lease four buildings at our headquarters in Shanghai Zhangjiang Hi-Tech Park from Shanghai PharmValley Corp., a company 20%-owned by immediate family members of Mr. Michael Xin Hui. These buildings are used for office space and research activities and have an aggregate gross floor area of approximately 200,000 square feet. The office rent charged by Shanghai PharmValley Corp. amounted to US$1.2 million, US$2.0 million and US$2.3 million in 2008, 2009 and 2010, respectively.

We believe the foregoing related party transactions were entered into on arm’s length terms.

Employment Agreements

See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Equity and Performance Incentive Plan

See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—2008 Equity and Performance Incentive Plan,” “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Founder’s 2008 Equity and Performance Incentive Plan” and “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—2010 Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business. We are not currently a party to, nor are we aware of, any legal proceedings, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial condition or results of operations.

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has significant discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since October 19, 2010 under the symbol “SHP”. Each ADS represents eighteen of our ordinary shares.

In 2010, the trading price of our ADSs on the New York Stock Exchange ranged from US$11.19 to US$15.85 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Sales Price ($)
	High	Low
2010
Fourth quarter	15.85	11.19
October	15.85	12.52
November	13.18	11.19
December	13.11	11.37
2011
First quarter	14.11	11.46
January	14.11	11.63
February	13.71	11.90
March	13.16	11.46
April (through April 22)	12.21	11.50

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each of which represents eighteen of our ordinary shares, have been traded on the New York Stock Exchange since October 19, 2010. Our ADSs trade under the symbol “SHP.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our second amended and restated memorandum and articles of association, as well as the Companies Law (2010 Revision), insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.

board of directors

See “Item 6. Board practices—board of directors.”

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our second amended and restated memorandum and articles of association.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless voting by way of a poll is required by the rules of the stock exchange where our ADSs are traded. A poll may be demanded by our chairman of such meeting or any one shareholder present in person or by proxy, or if the shareholder is a corporation, by its duly authorized representative. Voting cannot be conducted electronically.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as amending our second amended and restated memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares. Subject to the restrictions contained in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) the ordinary shares transferred are fully paid and free of any lien in favor of us; (e) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (f) any fee related to the transfer has been paid to us.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirements of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares. Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. In the event that a call remains unpaid after it has become due and payable, our board of directors may give to the person from whom it is due not less than 14 days notice requiring payment of the amount unpaid, together with any interest that may accrue up to the date of payment, and stating that the shares in question will be forfeited if the notice is not complied with. If the requirements of any such notice are not complied with, any share subject to such notice may at any time thereafter, before payment of all calls and interest due in respect thereof have been made, be forfeited by a resolution of our board of directors to that effect.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such previously existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our second amended and restated memorandum and articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to call general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders. Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, 100% of our equity interests in our subsidiaries in the PRC. Our operations are principally conducted through our PRC subsidiaries. The New Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is a non-PRC resident enterprise, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As our Hong Kong subsidiaries owns 100% of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be PRC tax resident enterprises as described below. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Tax—Dividend Withholding Tax.”

Under the New Enterprise Income Tax Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the New Enterprise Income Tax Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New Enterprise Income Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders who are non-resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code.

This summary is based upon the provisions of the Code and regulations, rulings, and decisions thereunder as of the date hereof, and such authorities may be replaced, revoked, or modified, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who acquire our ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not discuss any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by such ADSs.

PFIC Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. In addition, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We primarily operate as a provider of pharmaceutical and biotechnology R&D outsourcing services. Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for the 2010 taxable year and we do not expect to be classified as a PFIC for any subsequent taxable years. Despite our expectation, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us.

Additionally, the composition of our income and our assets will also be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income as non-passive income, which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill, no assurance can be given that we are not or will not become classified as a PFIC for the current taxable year or any subsequent taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the 2010 taxable year or any subsequent taxable years are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15 percent rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on shares (or ADSs in respect of such shares) which is readily tradable on an established securities market in the United States. In 2010, our ADSs were approved for listing on the New York Stock Exchange, which is an established securities market in the United States. We believe that our ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on our ADSs. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. (See “— People’s Republic of China Taxation” above). A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if our ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate taxpayers derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

PFIC Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

•

amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be subject to tax as ordinary income;

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC, each such subsidiary, a lower-tier PFIC, for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs continue to be listed on the New York Stock Exchange and that our ADSs are regularly traded. We believe that our ADSs qualify as regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF, elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder holds our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held our ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the U.S. Internal Revenue Service certain information with respect to his or her beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed $50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the U.S. Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or ordinary shares.

In addition, dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. We will withhold amounts from such dividend payments as required by applicable law. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our Internet website is www.shangpharma.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Fluctuations in exchange rates affect our cost of revenues and net income and significantly impact our operating margins, because our net revenues are primarily generated from sales denominated in U.S. dollars, and a majority of our cost of revenues and operating expenses are denominated in Renminbi. In addition, we are exposed to foreign exchange risk related to cash and cash equivalents dominated in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into the U.S. dollar for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar in relation to the Renminbi would negatively affect the corresponding U.S. dollar amount available to us. Considering the amount of our cash denominated in U.S. dollars as of December 31, 2010, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease in the amount in the Renminbi of RMB1.2 million to our total cash denominated in U.S. dollars.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-U.S. dollar currency-exchange risk. The counterparties for these contracts are generally banks. The maturity periods of these contracts range from one to 18 months. We recorded a loss of US$0.7 million on foreign-exchange forward contracts in 2008. We recorded a gain of US$0.1 million and US$3.1 million on foreign-exchange forward contracts in 2009 and 2010, respectively. Our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. We held foreign-exchange forward contracts with an aggregate notional amount of US$102.0 million as of December 31, 2010. As of December 31, 2010, the forward contracts had a fair value of US$2.7 million.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of shares regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the fees and expenses owing to it from distributions made to holders of ADSs. If, however, no distribution exists and payment owing to the depositary is not timely received by it, it may refuse to provide any further services to holders that have not paid those fees and expenses owing to it until such fees and expenses have been paid.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number 333-169699) for our initial public offering of 5,800,000 ADSs, representing 104,400,000 ordinary shares, which registration statement was declared effective by the SEC on October 18, 2010. We issued and sold all registered ADSs at an initial offering price of US$15.00 per ADS.

For the period from the effective date to December 31, 2010, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$7.3 million, which included US$3.4 million in underwriting discounts and commissions and US$3.9 million for other expenses. We received net proceeds of approximately US$40.7 million from our initial public offering.

For the period from the effective date to December 31, 2010, we used net proceeds from our initial public offering as follows:

•	approximately US$5.4 million for the construction of our manufacturing facility and laboratory services building in Fengxian, Shanghai; and

•	approximately US$2.1 million for the purchase of equipment.

For the period from the effective date to December 31, 2010, except as set forth above, we did not use the net proceeds from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2010. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were not effective solely because of the material weakness in internal control over financial reporting set forth below.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

We are subject to the reporting obligations under U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in October 2010, we were a private company and had limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of preparing our consolidated financial statements, a material weakness, as defined in Auditing Standard No. 5 of the U.S. Public Company Accounting Oversight Board, or Auditing Standard No. 5, was identified in our internal control over financial reporting as of December 31, 2009. As defined in Auditing Standard No. 5, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weakness identified related to a lack of sufficient competent personnel with appropriate levels of accounting knowledge and experience to perform period end reporting procedures, address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures under U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting control deficiencies prior to our initial public offering. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weakness and other control deficiencies, we have taken several measures to remedy the material weakness and control deficiencies and improve our internal control over financial reporting. We hired additional finance and accounting personnel, including a finance controller in late 2009, a finance manager in early 2010 and William Dai, our new chief financial officer in early 2011, all with significant U.S. GAAP and SEC reporting experience. These additional personnel are responsible for the preparation and review of financial statements and accompanying footnotes in accordance with U.S. GAAP and implementing or improving the internal reporting process under U.S. GAAP. In addition, we have (i) provided, and intend to continue to provide, on-going training to our accounting and operating personnel across different subsidiaries and departments to improve their U.S. GAAP accounting knowledge; (ii) established and strengthened our IT systems and controls related to the IT systems to ensure proper record keeping; (iii) developed comprehensive quarterly closing procedures that require certain documentation and records to be completed and reviewed; (iv) updated and improved our accounting manual; and (v) engaged an outside consultant to assist us in preparing for compliance with Section 404 of the Sarbanes-Oxley Act. We are also in the process of, among other things, evaluating our financial accounting system for adequacy and potential upgrade. We will continue to implement measures to support our internal control over financial reporting. However, the implementation of these measures may not fully address the material weakness and other control deficiencies in our internal control over financial reporting, and the material weakness and other control deficiencies have not been fully remedied as of December 31, 2010.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Julian Ralph Worley and Benson Tsang, members of our Audit Committee, are audit committee financial experts.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-169699).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2009	2010
	(in millions of US$)	(in millions of US$)
Audit fees(1)	0.4	1.0
Audit-related fees	—	*
Tax fees(2)	—	0.1

Notes:

*	Less than US$50,000.
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Because Mr. Michael Xin Hui and Mrs. Wenjuan Xiao each beneficially own more than 50% of the shares of our company, and therefore hold more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NYSE Corporate Governance Rules. We intend to rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors must be comprised of independent directors; and

•

that we have a compensation committee and a corporate governance and nominating committee that are composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemption, our investors will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance requirements.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ShangPharma Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of Registrant (incorporated by reference to Exhibit 3.4 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.4	Investors’ Rights Agreement between the Registrant and other parties therein dated September 7, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.5	Waiver and Amendment Agreement No. 1 to Investors’ Rights Agreement dated as of May 19, 2008 (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.6	Amendment Agreement No. 2 to Investors’ Rights Agreement dated as of September 30, 2010 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.1	2008 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.2	Founder’s 2008 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.3	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our S-8 registration statement (File No. 333-172435), filed with the Commission on February 25, 2011)

4.4	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.5	Form of Employment Agreement between the Registrant and the Officers of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.6	Form of Non-Competition Agreement between the Registrant and the Officers of the Registrant (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.7	Master Laboratory Services Agreement, dated in March 2008, between Shanghai ChemPartner Co., Ltd. and Eli Lilly and Company (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

Exhibit Number	Description of Document
4.8	Master Laboratory Services Agreement, dated in February 2009, between Shanghai ChemPartner Co., Ltd. and Eli Lilly and Company (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.9	Amendment to Master Laboratory Services Agreement(s) with Eli Lilly and Company dated on September 18, 2009 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.10	Global Research and Development Outsourced Services Agreement, dated as of December 23, 2009, among Shanghai Chempartner Co., Ltd., China Gateway Life Science (Holding) Ltd. (HK) and GlaxoSmithKline Research & Development Limited ((incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.11	English translation of Service Outsourcing Agreement, dated as of June 1, 2007, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.12	English translation of Purchase and Sales Agreement, dated as of June 1, 2007, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.13	English translation of Purchase and Sales Agreement, dated as of July 1, 2008, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.14	English translation of Warehousing and Logistics Service Agreement, dated as of July 1, 2008, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.15	English translation of Warehousing and Logistics Service Agreement, dated as of July 1, 2008, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.16	English translation of Service Outsourcing Agreement, dated as of June 1, 2007, between Shanghai ChemExplorer Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.17	English translation of Warehousing and Logistics Service Agreement, dated as of July 1, 2008, between Shanghai ChemExplorer Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.18	English translation of Service Outsourcing Agreement, dated as of April 1, 2007, between China Gateway Pharma Products (Shanghai) Limited and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

Exhibit Number	Description of Document
4.19	English translation of Purchase and Sales Agreement, dated as of April 1, 2007, between China Gateway Pharma Products (Shanghai) Limited and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.20	English translation of Warehousing and Logistics Service Agreement, effective as of April 26, 2007, between China Gateway Pharma Products (Shanghai) Limited and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.21	English translation of Form of Lease between the Registrant and Shanghai PharmValley Corp. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.22	English translation of Form of Catering Service Agreement between the Registrant and Shanghai Kehui Catering Management Co., Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

8.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm

15.2*	Consent of Fangda Partners

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANGPHARMA CORPORATION

By:	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title:	Chief Executive Officer and Chairman of the Board

Date: April 29, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ShangPharma Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of ShangPharma Corporation (the “Company”) and its subsidiaries at December 31, 2009 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 29, 2011

SHANGPHARMA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

	Note	2008	2009	2010
Net revenues
Unrelated parties	2(m)	60,493,412	72,284,657	90,281,397

Cost of revenues
Unrelated parties		(29,833,173)	(40,490,139)	(49,957,227)
Related parties	16	(10,683,823)	(7,942,831)	(10,211,423)

		(40,516,996)	(48,432,970)	(60,168,650)
Gross profit		19,976,416	23,851,687	30,112,747

Operating expenses:
Selling and marketing		(833,507)	(1,608,584)	(2,292,880)
General and administrative		(9,259,453)	(11,994,024)	(17,428,575)

Total operating expenses		(10,092,960)	(13,602,608)	(19,721,455)

Profit from operations		9,883,456	10,249,079	10,391,292
Interest income		241,426	29,621	103,370
Interest expense		—	—	(40,079)
Other income	2(r)	893,161	1,273,276	4,801,609
Other expenses	2(s)	(1,645,242)	(200,938)	(174,366)

Income from operations before income taxes		9,372,801	11,351,038	15,081,826
Income taxes	12	(314,655)	(1,552,223)	(2,085,312)

Net income attributable to ShangPharma Corporation		9,058,146	9,798,815	12,996,514
Allocation to preferred shareholders		(2,280,633)	(2,467,117)	(2,738,594)

Net income attributable to ShangPharma Corporation’s ordinary shareholders		6,777,513	7,331,698	10,257,920

Net income attributable to ShangPharma Corporation’s ordinary shareholders per share	13
Basic		0.03	0.04	0.04

Diluted		0.03	0.04	0.04

Weighted average ordinary shares outstanding
Basic		208,005,986	208,005,986	233,874,361

Diluted		278,000,000	278,051,299	238,000,199

Share-based compensation included in:
Cost of revenues		(61,100)	(178,906)	(1,002,750)
Selling and marketing		—	(4,274)	(227,351)
General and administrative		(7,652)	(68,770)	(2,517,774)

The accompanying notes are an integral part of these consolidated financial statements.

SHANGPHARMA CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 and 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

	Note	December 31,
		2009	2010
ASSETS
Current assets:
Cash and cash equivalents	2(e)	12,238,137	49,160,335
Restricted cash	2(f)	146,106	688,414
Investment in securities	2(i)	417,000	—
Accounts receivable, net	2(g)	14,291,689	16,907,696
Inventories	3	1,145,398	1,259,163
Prepayments and other current assets	4	1,452,937	4,778,625
Deferred tax assets	12	374,027	315,402

Total current assets		30,065,294	73,109,635

Non-current assets:
Derivative assets		—	260,899
Property, plant, equipment and software, net	5	35,725,474	60,146,599
Land use right, net	6	4,178,474	4,220,508
Other long-term assets		—	204,000

Total non-current assets		39,903,948	64,832,006

Total assets		69,969,242	137,941,641

LIABILITIES
Current liabilities:
Short-term bank borrowings	7	—	754,979
Accounts payable		4,717,038	10,549,090
Amounts due to related parties	16	1,786,796	1,024,647
Salary and welfare payable		2,991,129	4,039,824
Income taxes payable		1,588,697	1,910,245
Advance from customers		391,908	1,649,737
Other payables and accruals	8	4,014,553	4,477,213

Total current liabilities		15,490,121	24,405,735

Total liabilities		15,490,121	24,405,735

Commitments and contingencies	17

Series A convertible preferred shares (US$0.001 par value; 70,000,650 shares and none authorized as of December 31, 2009 and 2010, respectively; 69,994,014 and none issued and outstanding as of December 31, 2009 and 2010, respectively	10	34,355,775	—

EQUITY
Ordinary shares (US$0.001 par value; 429,999,350 shares authorized; 208,005,986 and 335,600,000 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	11	208,006	335,600
Additional paid in capital		320,702	78,989,313
Statutory reserves	2(y)	5,446,416	6,795,484
Retained earnings		12,007,936	23,655,382
Accumulated other comprehensive income		2,140,286	3,760,127

Total equity		20,123,346	113,535,906

Total liabilities and equity		69,969,242	137,941,641

The accompanying notes are an integral part of these consolidated financial statements.

SHANGPHARMA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

	Ordinary shares (US$0.001 par value)		Additional paid in Capital	Statutory reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Comprehensive income	Equity (deficit)
	Number of shares	Par value
Balance as of January 1, 2008	208,005,986	208,006	—	182,382	(1,584,991)	618,914	—	(575,689)
Comprehensive income:
Net income	—	—	—	—	9,058,146	—	9,058,146	9,058,146
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	1,456,273	1,456,273	1,456,273

Total comprehensive income							10,514,419	10,514,419

Share-based compensation expense	—	—	68,752	—	—	—		68,752
Appropriations to statutory reserves (Note 2(y))	—	—	—	3,702,974	(3,702,974)	—		—

Balance as of December 31, 2008	208,005,986	208,006	68,752	3,885,356	3,770,181	2,075,187		10,007,482

Comprehensive income:
Net income	—	—	—	—	9,798,815	—	9,798,815	9,798,815
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	65,099	65,099	65,099

Total comprehensive income							9,863,914	9,863,914

Share-based compensation expense	—	—	251,950	—	—	—		251,950
Appropriations to statutory reserves (Note 2(y))	—	—	—	1,561,060	(1,561,060)	—		—

Balance as of December 31, 2009	208,005,986	208,006	320,702	5,446,416	12,007,936	2,140,286		20,123,346

Comprehensive income:
Net income	—	—	—	—	12,996,514	—	12,996,514	12,996,514
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	1,619,841	1,619,841	1,619,841

Total comprehensive income							14,616,355	14,616,355

Series A convertible preferred shares converted into ordinary shares upon initial public offering	69,994,014	69,994	34,285,781	—	—	—		34,355,775
Issuance of ordinary shares upon initial public offering, net of direct costs	57,600,000	57,600	40,634,955	—	—	—		40,692,555
Share-based compensation expense	—	—	3,747,875		—	—		3,747,875
Appropriations to statutory reserves (Note 2(y))	—	—	—	1,349,068	(1,349,068)	—		—

Balance as of December 31, 2010	335,600,000	335,600	78,989,313	6,795,484	23,655,382	3,760,127		113,535,906

The accompanying notes are an integral part of these consolidated financial statements.

SHANGPHARMA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

	Note	2008	2009	2010
Cash flows from operating activities:
Net income		9,058,146	9,798,815	12,996,514
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, equipment and software		4,265,014	5,830,472	6,698,448
Amortization of land use right		—	70,822	85,758
Bad debt provision		83,435	30,000	34,058
Inventories provision		83,330	51,940	44,914
Impairment in value of investment securities		—	25,857	—
Gain from investment securities		—	—	(275,929)
Loss (gain) related to derivatives		724,755	(74,546)	(3,033,942)
Gain from disposal of fixed assets		—	—	(79,237)
Deferred taxes		(101,145)	(272,882)	58,625
Share-based compensation expense		68,752	251,950	3,747,875
Change in assets and liabilities:
Increase in accounts receivable		(3,832,401)	(4,809,690)	(2,584,041)
Increase in inventories		(290,428)	(103,152)	(158,679)
Increase in amounts due from related parties		(2,317)	—	—
Increase in prepayments and other current assets		(696,781)	(90,894)	(1,076,004)
Increase in other long-term assets		—	—	(204,000)
Increase in accounts payable		488,079	1,541,480	42,179
Increase (decrease) in amounts due to related parties		1,198,628	(1,141,464)	(762,148)
Increase in salary and welfare payable		885,672	931,781	1,048,695
Increase (decrease) in income taxes payable		(1,710,627)	1,277,221	321,548
Increase (decrease) in advance from customers		(880,680)	312,472	1,257,829
Increase in other payables and accruals		877,418	1,089,969	492,059

Net cash provided by operating activities		10,218,850	14,720,151	18,654,522

Cash flows from investing activities:
Proceeds from repayment of loan due from a related party		287,172	—	—
Purchase of property, plant, equipment and software		(13,579,160)	(13,969,335)	(24,130,434)
Purchase of land use right		—	(4,249,296)	—
Proceeds from disposal of fixed assets		—	—	138,206
Proceeds from disposal of investment securities		—	—	627,308
Payment for investment in securities		(166,666)	(142,857)	—
Proceeds (loss) from settlement of derivatives		—	(650,116)	319,351
(Increase) decrease in restricted cash		(625,372)	685,854	(542,308)

Net cash used in investing activities		(14,084,026)	(18,325,750)	(23,587,877)

Cash flows from financing activities:
Proceeds from short-term bank borrowings		—	—	3,608,718
Repayment of short-term bank borrowings		—	—	(2,871,343)
Cash proceeds from initial public offering, net of issuance costs		—	—	40,692,555

Net cash provided by financing activities		—	—	41,429,930

Effect of foreign exchange rate changes on cash and cash equivalents		146,000	159	425,623

Net (decrease) increase in cash and cash equivalents		(3,719,176)	(3,605,440)	36,922,198
Cash and cash equivalents at beginning of year		19,562,753	15,843,577	12,238,137

Cash and cash equivalents at end of year		15,843,577	12,238,137	49,160,335

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes		2,124,539	541,818	1,763,764
Cash paid during the year for interest		—	—	40,079
Supplemental disclosure of non-cash investing and financing activities:
Increase (decrease) in accounts payable for purchase of property, plant, equipment and software		4,254,989	(5,151,948)	5,800,744

The accompanying notes are an integral part of these consolidated financial statements.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of ShangPharma Corporation (the “Company”) and its wholly owned subsidiaries, which mainly consist of ChemExplorer Company Limited (“CEHK”), China Gateway Life Science (Holdings) Limited (“CGHK”), Shanghai ChemExplorer Co., Ltd. (“CESH”), Shanghai PharmaExplorer Co., Ltd (“PESH”), Shanghai ChemPartner Co., Ltd (“CPSH”), China Gateway Pharma Products (Shanghai) Limited (“CGNH”), Chengdu Chempartner Co., Ltd. (“CPCD”), China Gateway Technology Development (Shanghai) Ltd. (“CGTD”) and China Gateway Pharmatheutical Development Co., Ltd. (“CGFX”). The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in providing pharmaceutical and biotechnology research and development services.

Substantially all of the Group’s business is conducted in the People’s Republic of China (“PRC”) through its wholly owned operating subsidiaries, CESH, PESH, CPSH, CGNH, CPCD, CGTD and CGFX (collectively referred to as “PRC Operating Subsidiaries”).

CEHK and CGHK were incorporated in Hong Kong on January 3, 2003 and June 23, 2003, respectively, as direct holding companies of the PRC operating subsidiaries. CEHK and CGHK are indirectly wholly owned by two co-founders who are immediate family members prior to the restructuring undertaken in September 2007 as described below.

ShangPharma Corporation was incorporated in Cayman Islands on August 30, 2007. On September 5, 2007, the Group undertook a restructuring in anticipation of the issuance of Series A Convertible Preferred Shares to a third party investor (Note 9), whereby the Company became the ultimate holding company after all of the then existing shareholders of CEHK and CGHK exchanged their respective shares in these two entities for equivalent classes of shares of the Company on a one for one basis. The restructuring was accounted for as a legal reorganization of entities under common control in a manner similar to pooling of interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence from inception of the Group.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidations

The accompanying consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the Board of directors (“Board”); to cast a majority of votes at the meeting of the Board of Directors or to govern the financial and operating policies of the investee under a statue or agreement among the shareholders or equity holders.

(b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Use of estimates (continued)

statements and related disclosures. Actual results could materially differ from these estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, bad debt provision, inventories provision, valuation of investment in securities, valuation of derivative assets, useful lives and estimated residual value of property, equipment and software, valuation allowance on deferred tax assets, assumptions related to the valuation of share-based compensation.

(c) Fair value of financial instruments

The Company adopted the guidance on fair value measurements on January 1, 2008 for financial assets and liabilities. On January 1, 2009, the Company also adopted the guidance on fair value measurements for all non-financial assets and non-financial liabilities. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The guidance on fair value measurements establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income.

The Company has entered into foreign exchange forward contracts with certain banks to reduce the exposure of significant changes in exchange rates between RMB and foreign currencies. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(c) Fair value of financial instruments (continued)

upon quoted market prices for comparable instruments. The Company’s derivative instruments have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within other income or other expense in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company used a discounted cash flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument.

(d) Functional currency and foreign currency translations

The Company and its non-PRC subsidiaries’ functional currency is the United States dollar (“US dollar” or “US$”). The Company’s PRC subsidiaries’ functional currency is the Renminbi (“RMB”), the official currency in the PRC. Transactions denominated in currencies other than the functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the transaction dates. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are recognized in the consolidated statements of operations.

The reporting currency of the Group is US dollar. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statements of changes in equity (deficit).

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and highly liquid investments that are unrestricted as to withdrawal and use that have original maturities of three months or less from the date of purchase. There were no cash equivalents as of December 31, 2009. Included in the cash and cash equivalent balance as of December 31, 2009 and 2010 are balances denominated in US$ amounting to US$10,058,119 and US$16,823,630, respectively.

(f) Restricted cash

Restricted cash at December 31, 2009 includes cash held as collateral for letters of credit issued for purchases of equipment. Restricted cash at December 31, 2010 includes cash held as collateral for foreign exchange forward contracts.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(g) Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group provides specific provisions for bad debts when facts and circumstances indicate that the collection is doubtful and a loss is probable and estimable. For the years ended December 31, 2008, 2009 and 2010, the Group recorded allowance for doubtful accounts of US$83,435, US$30,000 and US$34,058, respectively, and wrote off bad debts of nil, nil and US$113,435 for the years presented, respectively. Allowance for doubtful accounts was US$113,435 and US$34,058 as of December 31, 2009 and 2010, respectively.

(h) Inventories

Inventories consisting of raw materials, costs incurred prior to delivery and customer acceptance of undelivered compounds are stated at the lower of cost or market. The Company determines cost on a weighted-average basis. Cost comprises direct materials and where applicable, of direct labor and overhead costs that has been incurred in bringing the inventories to their present location and condition. Writedowns for inventories valuation were US$83,330, US$51,940 and US$ 44,914 for the years ended December 31, 2008, 2009 and 2010, respectively, and once recorded, result in a new cost basis for the related inventories and such writedowns are not reversed until such inventory were sold or otherwise disposed. For the year ended December 31, 2010, US$70,052 such reserves were removed with the sale of such inventories.

(i) Investment in securities

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income.

The Group recorded the investment in convertible and redeemable preferred shares, which are in nature of debt securities, as an available-for-sale investment. Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in the consolidated statement of changes in equity(deficit) When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in other comprehensive income are removed from the consolidated statement of changes in equity(deficit) and recognized in the consolidated statements of operation. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the current period operating results. The Group evaluates the investments periodically for possible other-than-temporary impairment. An other-than-temporary impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis.

In 2007 and 2008, the Group, through one of its subsidiaries, acquired 300,000 redeemable and convertible preferred shares of a pharmaceutical and biotechnology research and development company (“investee”)

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(i) Investment in securities (continued)

incorporated in the United States of America for a consideration of US$300,000. The Company’s investment represents 2.9% of investee’s equity interests, on an as converted basis. The preferred shares are convertible into shares of the investee’s common share at a 1:1 ratio and are redeemable, if more than 72% of the outstanding preferred shareholders request redemption on or after the fifth anniversary of the preferred share original issuance date.

In 2009, the investee issued promissory notes to the Group for cash consideration of US$142,857. In connection with the promissory notes, the Group was granted warrants to purchase additional preferred shares offered in connection with a qualified financing at the lower of the per share price of the Series A redeemable and convertible preferred shares or price per preferred share issued pursuant to the qualified financing, or, Series A redeemable and convertible preferred shares at the per share price of the Series A redeemable and convertible preferred shares. The promissory notes are convertible into preferred shares offered in connection with a qualified financing at the lower of the price per share of the preferred shares the Company sells and issues pursuant to a qualified financing or the per share price of the Series A redeemable and convertible preferred shares.

In February 2010, the Group, together with other original investors of the investee, sold their investments in the investee to a third party (Note 18). According to the share purchase agreement, the Group received cash of US$351,379 in February 2010 and is entitled to receive additional cash of up to US$65,714 set aside in an escrow account. The Group is also eligible to certain future consideration of up to approximately US$1.5 million. The receipts of the future payments are contingent upon the investee achieving certain milestones defined in the share purchase agreement. As for the year ended December 31, 2010, US$275,929 of future considerations has been collected by the Group and recognized as other income.

Given total cash consideration received for the disposal of this investment was less than the carrying value of the investment as of December 31, 2009, the Company recognized an impairment of US$25,857 as of December 31, 2009. No impairment was recognized during the years ended December 31, 2008.

As adjusted, as of December 31, 2009, the fair value of the debt securities approximated the carrying value.

(j) Property, plant, equipment and software

Property, plant, equipment and software are stated at cost less accumulated depreciation and amortization. Costs include amounts paid to acquire or construct the assets. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Assets classified as construction in progress mainly relate to the leasehold improvements, equipments which need construction or installation and the construction of new manufacturing facility for pharmaceutical development services. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation/amortization are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations. Repair and maintenance costs are expensed as incurred.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(j) Property, plant, equipment and software (continued)

Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Leasehold improvements	Shorter of the lease term or the estimated useful lives
Building and constructions	20 years
Experimental equipment	5-10 years
Vehicles	5 years
Office equipment and others	5 years
Software licenses	1-10 years

Residual value is determined based on the economic value of the property, plant and equipment at the end of the estimated useful period, with a range from 0% to 10% of the original costs.

(k) Land use right

Land use right represents fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in the land use right certificate of 50 years.

(l) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2008, 2009 and 2010.

(m) Revenue recognition

The Group provides a broad range of integrated laboratory and manufacturing services in the drug discovery and development process to pharmaceutical and biotechnology companies. Laboratory services include contracts on full time equivalent (“FTE”) basis and fee-for-service basis.

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds.

For laboratory services provided under a FTE basis, the customer pays a fixed rate per laboratory worker on a full time employment basis and the Group recognizes revenue as the services are provided. The FTE contracts do not require acceptance by the customer or have obligations for fixed deliverables by the Group.

Laboratory services provided on a fee-for-service basis often include multiple elements of deliverables. Revenue is recognized as each element is earned, provided that the fair value of the undelivered element(s) has

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(m) Revenue recognition (continued)

been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and the Company is in control of the undelivered element(s). An element is considered earned upon the delivery and acceptance of the deliverables. For arrangements that include service elements, revenue is recognized for the service element using the proportionate performance method.

Under certain arrangements, the customers provide to the Company bonus payments that are contingent on the Company achieving certain milestones. Such bonus payments are recognized as revenue upon the achievement of the milestones.

Under certain fee-for-service arrangements, the customers confirm the acceptance of the completed deliverables but require the Company to hold the deliverables temporarily to meet their shipping schedules. Under such arrangements, the customers also confirm that the Company has the rights to bill them upon the acceptance and any extra reprocessing costs due to the delay of shipping are to be burdened by them. So for such bill and hold arrangements, revenue is recognized upon acceptance of the deliverables by the customers even if the delivery doesn’t incur. The amount of bill and hold sales were immaterial for all periods presented.

Costs incurred prior to the delivery and acceptance of the deliverables are capitalized in inventory as work in progress. Cash received in advance of the delivery and acceptance of the deliverables are recorded as advance from customers.

The Group also provides manufacturing services to its customers. Revenue from the sale of manufactured products is recognized upon delivery and acceptance by the customer when title and risk of loss have been transferred. Revenue from the sale of manufactured products was not material for the years ended December 31, 2008, 2009 and 2010, respectively.

(n) Sales taxes

Certain laboratory services provided are subject to sales tax at a rate of 5%. Sales tax and related charges are recognized as sales taxes and are deducted from gross revenues and recorded as a liability to the taxing authorities to arrive at net revenues. The Group historically received sales tax exemptions for certain laboratory services upon the approval from local authorities. Tax exemptions for the years ended December 31, 2008, 2009 and 2010 were US$2,163,723, US$2,598,524 and US$3,566,799, respectively.

(o) Shipping and handling costs

Shipping and handling costs are included in selling and marketing expenses in the consolidated statements of operations. For the years ended December 31, 2008, 2009 and 2010, shipping and handling costs were US$168,054, US$183,628 and US$229,385, respectively.

(p) Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives from the lessor are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(q) Government subsidies

Government subsidies represent cash subsidies received from the government.

Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income when received.

Other cash subsidies received from the government, for which the Company has to meet certain obligations, are initially recorded as liabilities and recognized as other income upon fulfilling the obligations.

For the years ended December 31, 2008, 2009 and 2010, cash subsidies of US$185,150, US$645,897 and US$1,419,118 were recognized as other income, respectively. The balance of the cash subsidies recorded as other payables and accruals were US$398,380 and US$638,011 as of December 31, 2009 and 2010, respectively.

(r) Other income

Other income primarily includes rental income from the sublease of the leased office building, recognized government subsidies (Note 2(q)), investment income from the sales of investment and gains recognized on foreign exchange forward contracts. Rental income was US$657,855, US$420,625 and nil for the years ended December 31, 2008, 2009 and 2010, respectively. Investment income recognized for the contingent consideration upon the achievement of milestones by investee and cash receipt was nil, nil and US$275,929 for the years ended December 31, 2008, 2009 and 2010, respectively. Gains recognized on foreign exchange forward contracts were nil, US$74,546 and US$3,049,211 for the years ended December 31, 2008, 2009 and 2010, respectively.

(s) Other expenses

Other expenses primarily include foreign exchange losses and losses recognized on foreign exchange forward contracts. Foreign exchange losses were US$843,142, US$125,305 and US$29,855 for the years ended December 31, 2008, 2009 and 2010, respectively. Losses recognized on foreign exchange forward contracts were US$724,755, nil and US$15,269 for the years ended December 31, 2008, 2009 and 2010, respectively.

(t) Share-based compensation

Share-based compensation expense for all share-based payment awards granted is determined based on the grant date fair value. Share-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes option pricing model (“Black-Scholes model”). Share-based compensation is expensed ratably on a straight-line basis for awards with service conditions only over the requisite service period, which is generally the vesting term of the share-based payment awards. The graded vesting method is applied to awards with performance conditions.

(u) Income tax

Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. A valuation

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(u) Income tax (continued)

allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

The guidance on accounting for uncertain tax positions in income taxes clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

(v) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Series A convertible preferred shares using the if-converted method, and shares issuable upon the exercise of stock options for the purchase of ordinary shares using the treasury method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(w) Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of equity (deficit) but are excluded from net income. For all periods presented, other comprehensive income represented impacts of foreign currency translation adjustments. The Group discloses this information in the consolidated statements of changes in equity (deficit).

(x) Segment reporting

The Company currently operates and manages its business as a single segment.

(y) Profit appropriation and statutory reserves in PRC

PRC Operating Subsidiaries are wholly foreign owned enterprises incorporated in the PRC, and are required to make appropriations from after-tax profits to non-distributable reserve funds. The subsidiary, after recouping its accumulated losses, need to make appropriations to general reserve fund and staff bonus and welfare fund (“the statutory reserves”). The general reserve fund requires annual appropriations of 10% of after-tax profit (determined by generally accepted accounting principles in the PRC (“PRC GAAP”)) until such fund has reached

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(y) Profit appropriation and statutory reserves in PRC (continued)

50% of the subsidiary’s registered capital; the percentage of appropriation for staff bonus and welfare fund is determined at the discretion of its Board. The statutory reserves can only be used for specific purposes, such as offsetting accumulated losses, enterprise expansion or staff welfare. These reserves are not transferrable to the Group in the form of dividends, advances or loans. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves. The Group made appropriations to the general reserve funds of US$3,702,974, US$1,561,060 and US$1,349,068 for the years ended December 31, 2008, 2009 and 2010, respectively.

(z) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2008, 2009 and 2010.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(y)).

(aa) Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash equivalents, accounts receivables and prepayments and other current assets. As of December 31, 2009 and 2010, substantially all of the Group’s cash equivalents were held in major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivables are typically unsecured and primarily denominated in US dollars. The Group does not require collateral or other security to support financial instruments subject to credit risks.

The Group’s customers include pharmaceutical and biotechnology companies. In the majority of circumstances, there are agreements in force with these entities that provide for the Group’s continued involvement in present research projects. However, there exists the possibility that the Group will have no further association with these entities once the ongoing projects conclude.

The following table summarizes the percentage of the Group’s revenue and accounts receivable represented by customers with balances over 10% of total revenue for the years ended December 31, 2008, 2009, and 2010, and over 10% of accounts receivable as of December 31, 2009 and 2010, respectively:

	2008	2009	2010
Revenue
Customer A	34%	27%	21%
Customer B	13%	10%	8%

	As of December 31,
	2009	2010
Accounts receivable
Customer A	22%	20%
Customer C	5%	10%

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ab) Recent accounting pronouncements

In October 2009, the FASB issued new guidance for arrangements with multiple deliverables under which a company is required to use its best estimate of selling price (“BESP”) for the deliverables in an arrangement when vendor specific objective evidence (“VSOE”) or third party evidence of the selling price (“TPE”) is not available. The BESP should be determined in a way that is consistent with the price at which the company would sell the deliverable if the item were to be sold separately. The residual method of allocating arrangement consideration will no longer be permitted. The updated guidance, including the requirement for expanded qualitative and quantitative disclosures, is effective for fiscal years beginning on or after June 15, 2010. Companies may early adopt in interim or annual periods for which financial statements have not been issued. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company will adopt this guidance at the beginning of its fiscal year of 2011, and is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning on or after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. The Company has adopted the guidance at the beginning of its fiscal year 2010 except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis (Note 18). The adoption of this guidance did not have any material impact on the Company’s consolidated financial statement

The FASB issued an update in April 2010 that provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. A milestone should be considered substantive in its entirety. An individual milestone may not be bifurcated. An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in the April 2010 update is a policy election. A vendor that is affected by the amendments in this update is required to provide certain disclosures. This update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted with certain disclosures required. A vendor may also elect, but is not required, to adopt the amendments in this update retrospectively for all prior periods. The Company is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In April 2010, FASB issued amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ab) Recent accounting pronouncements (continued)

years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The Company does not expect any impact from adoption of this update.

3. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2009	2010
Raw materials	297,547	197,025
Work in progress	458,484	997,701
Finished goods	389,367	64,437

	1,145,398	1,259,163

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2009	2010
Prepaid rental and deposit	510,608	1,303,396
Deposit to be refunded for purchase of land use right	400,000	—
Prepayments for purchase of raw materials	246,929	447,864
Derivative assets—foreign-exchange forward contracts	—	2,464,457
Prepayment for D&O insurance	—	105,853
Others	295,400	457,055

	1,452,937	4,778,625

5. PROPERTY, PLANT, EQUIPMENT AND SOFTWARE, NET

Property, plant, equipment and software consist of the following:

	As of December 31,
	2009	2010
Leasehold improvements	14,230,866	15,750,282
Experimental equipment	28,257,112	38,175,211
Vehicles	534,091	618,484
Office equipment and others	2,731,790	3,057,229
Buildings and constructions	—	11,956,223
Software licenses	1,803,838	2,090,706
Construction in progress	3,195,624	10,699,377

	50,753,321	82,347,512
Less: accumulated depreciation and amortization	(15,027,847)	(22,200,913)

Property, plant, equipment and software	35,725,474	60,146,599

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

5. PROPERTY, PLANT, EQUIPMENT AND SOFTWARE, NET (CONTINUED)

Depreciation and amortization expenses were US$ 4,265,014, US$ 5,830,472 and US$ 6,698,448 for the years ended December 31, 2008, 2009 and 2010, respectively.

The new addition of buildings and constructions in 2010 represents phase A of the cGMP-quality multi-purpose manufacturing facility under development in Fengxian, Shanghai.

The annual estimated amortization expense of software licenses for the next five years is as follows:

2011	151,167
2012	130,909
2013	121,089
2014	120,788
2015	120,788

644,741

6. LAND USE RIGHT, NET

Land use rights represent fees paid to the government to obtain the right to use certain land over periods of 50 years in the PRC.

	As of December 31,
	2009	2010
Land use right	4,249,296	4,381,150
Less: accumulated amortization	(70,822)	(160,642)

	4,178,474	4,220,508

Amortization expenses were US$70,822 and US$85,758 for the year ended December 31, 2009 and December 31, 2010, respectively. As of December 31, 2010, estimated amortization expense in each of the next five years is US$87,623, respectively.

7. BORROWINGS

In October 2009, certain subsidiaries of the Company entered into a short term revolving facility agreement with a bank. Under the agreement, the bank agreed to grant a credit facility of US$7.5 million. In consideration of the extension of the foregoing credit facility, the subsidiaries agreed to assign certain of their accounts receivable to the bank as collateral. In July, 2010, the original agreement was superseded by a series of new facility agreements, including:

A short term revolving facility agreement not exceeding US$12.5 million

Under this facility agreement, the subsidiaries can either issue letters of credit guaranteed by the bank up to US$5.0 million through a one-year period bearing a commission at the rate of 0.15% quarterly for each letter of

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

7. BORROWINGS (CONTINUED)

credit; or make financing by assigning certain of their accounts receivable as collateral up to US$5.0 million through a three-month period bearing an interest at the rate of Libor + 4.5% per annum; or make financing up to US$7.5 million with interest-free for hedging and risk management derivative transactions with the bank.

A pledged facility agreement in the amount of US$7.0 million

This facility agreement includes a $2.0 million three-month revolving facility bearing interest at the rate of Libor + 4.5% per annum for borrowings in US dollars and 90% of the prevailing base lending rate set by PBOC for borrowings in RMB and a $5.0 million three-year fixed term facility bearing interest at the rate of Libor + 4.5% per annum for borrowings in US dollars and the prevailing base lending rate set by PBOC for borrowings in RMB. The Group agreed to assign certain of its buildings and constructions in accompany with the land use right as the pledge up to RMB 39.6 million (US$5.98 million) for any draw down under the facility agreement. In addition of the pledge, the facility agreement also contains financial covenants that require the Group to meet certain ratio for debt to earnings before interest, tax, depreciation and amortization (“EBITDA”). The financing under the three-year fixed term facility is restricted to be only used on the subsidiaries’ capital expenditure activities.

The facility agreements above as a whole have a limited facility not exceeding US$15.0 million simultaneously. The Group did not draw down any amount under the revolving facility as of December 31, 2009 and 2010.

In October 2009, certain subsidiaries of the Company signed a 60-day revolving facility offer letter with a bank. Under the letter, the bank agreed to grant a credit facility up to US$6.5 million and to purchase the subsidiaries’ accounts receivable with full recourse. The facility bears interest at the rate of Libor + 2% per annum for a one year period through October 12, 2010. There was no outstanding loan balance under these facilities as of December 31, 2009 and 2010.

In March 2010, certain subsidiaries of the Company entered into short term revolving facility agreements with a bank. Under the agreements, the bank agreed to grant total credit facility of RMB35.0 million (US$5.3 million), for a one year period through March 2011. The Company has drawn down RMB19.6 million (US$2.9million) bearing interest at the rate of 4.86% during 2010. All such loans have been repaid and there was no outstanding loan balance under these facilities as of December 31, 2010.

In July 2010, certain subsidiaries of the Company entered into a loan agreement with a bank in relation to an one-year loan in the principal amount of RMB10.0 million (US$1.51 million). As of December 31, 2010, the Group has drawn down RMB5.0 million (US$0.75 million) bearing interest at the rate of 6.372% per annum.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

8. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:

	As of December 31,
	2009	2010
Value added tax and other taxes payable	2,028,207	1,817,609
Accrued rental and utilities	500,337	429,432
Derivative liability—foreign-exchange forward contracts	13,868	15,269
Accrued professional fees	197,245	315,758
Unearned government subsidies	398,380	638,011
Accrued employee annual leave	245,824	207,614
Accrued IPO bonuses and other employee incentives	—	399,970
Others	630,692	653,550

	4,014,553	4,477,213

9. EMPLOYEE BENEFITS

Full-time employees of PRC Operating Subsidiaries are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. PRC Operating Subsidiaries are required to pay for these benefits based on certain percentages of salaries in accordance with the relevant regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total contribution made for such employee benefits and amounts charged to the consolidated statements of operations were US$3,034,899, US$4,248,654 and US$5,691,653 for the years ended December 31, 2008, 2009 and 2010, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

10. SERIES A CONVERTIBLE PREFERRED SHARES

On September 7, 2007, the Company issued and sold 3,365 (prior to bonus share issuance (Note 11)) Series A Preferred Shares. The Company sold 2,019 of these shares (prior to bonus share issuance (Note 11)) to a third party investor for cash proceeds of US$21,000,000 pursuant to a Securities Purchase Agreement dated September 5, 2007, or approximately US$10,401 per share, determined to be the fair value of such shares at the date of issuance. The Company issued the remaining 1,346 (prior to bonus share issuance (Note 11)) shares to Joint Benefit Group Limited (“JBGL”), a company indirectly owned and controlled by all of the Company’s ultimate ordinary shareholders for a nominal price (such that it was a pro rata distribution to all ultimate ordinary shareholders).

Pursuant to the Securities Purchase Agreement, JBGL simultaneously sold the 1,346 (prior to bonus share issuance (Note 11)) Series A Preferred Shares to the same third party investor for cash proceeds of US$14,000,000, or approximately US$10,401 per share, on September 7, 2007. While the form of the transaction was a distribution of preferred shares to the ultimate ordinary shareholders, the Company effectively made a cash distribution of US$14,000,000 to the ultimate ordinary shareholders in connection with the sale of 3,365 Series A Preferred Shares. The Company recorded the US$14,000,000 payment as a pro rata dividend to all of the ultimate ordinary shareholders in consideration of the dilution in their ownership interest in the Company as a result of the Series A Convertible Share investment.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

10. SERIES A CONVERTIBLE PREFERRED SHARES (CONTINUED)

The initial carrying value of the Series A Preferred Shares was offset by direct issuance costs of US$644,225.

The par value of the Company’s Series A Preferred Shares was US$0.001 per share. The significant terms were as follows:

Conversion

Each Series A Preferred Share is initially convertible into one ordinary share at any time after the date of issuance of such share, and shall be automatically converted into ordinary shares at the then-effective conversion price upon the completion of a qualifying Initial Public Offering(“IPO”).

A qualifying IPO, as defined in the Company’s memorandum and articles of association, means an underwritten public offering of the Company’s ordinary shares on a recognized share exchange that values the Company at no less than US$250,000,000 and that result in aggregate proceeds to the Company (net of selling expenses) of no less than US$62,500,000. On September 30, 2010, the definition of a qualifying IPO was amended to mean an initial public offering on a qualified exchange that values the Company at no less than US$250,000,000 immediately after the offering and that results in aggregate gross proceeds from the offering to be no less than US$75,000,000, including aggregate gross proceeds to the investor in Series A Preferred Shares of no less than US$25,000,000.

The conversion price of the Series A Preferred Shares is subject to adjustment for certain events, including but not limited to share splits, share dividends, reorganizations, mergers, consolidations, reclassifications, exchanges and substitutions. The conversion price of the Series A Preferred Shares is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price of the Series A Preferred Shares shall be reduced, concurrently with such issuance, to the price per share at which the additional shares are issued.

In addition to the foregoing, if the Company’s aggregate adjusted net profit after taxes for the 24 months period beginning January 1, 2007 and ending December 31, 2008 is less than US$18,000,000, the then effective conversion price of the Series A Preferred Shares shall be adjusted downwards in accordance with the formula set forth in the Company’s memorandum and articles of association. The aggregate adjusted net profit was greater than US$18,000,000 for the said 24 months and thus no adjustment event occurred.

The conversion price of the Series A Preferred Shares was adjusted to US$0.50 per share in May 2008 on a retrospective basis (Note 11).

No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance and at the time of the aforementioned conversion adjustment assessment.

Voting rights

Each Series A Preferred Share has voting rights equivalent to the number of the Company’s ordinary shares into which it is convertible.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

10. SERIES A CONVERTIBLE PREFERRED SHARES (CONTINUED)

Dividends

The holders of the outstanding Series A Preferred Shares shall be entitled to receive, out of any funds legally available, non cumulative dividends for each Series A Preferred Share held as and when declared by the Board of Directors. In the event the Company shall declare a dividend or similar distribution to the holders of ordinary shares, the holders of Series A Preferred Shares shall be entitled to a proportionate share of any such dividend or distribution as though the Series A Preferred Shares were converted into ordinary shares on the record date.

Redemption rights

Holders of the Series A Preferred Shares have the option to redeem such shares, in whole or in part, upon the occurrence of a material breach of one or more of the investment agreements in connection with the Series A Preferred Shares, as set forth in the Company’s memorandum and articles of association.

The redemption price per Series A Preferred Share is equal to the original purchase price per share (as adjusted in accordance with the Company’s memorandum and articles of association), plus an additional sum equal to a return of 12% on the purchase price, compounded quarterly from the date of the issuance to the date on which the actual payment is made, plus all accrued but unpaid dividends.

The Company has not recorded accretion as the likelihood of occurrence for the redemption event is considered remote. The Company classified the Series A Preferred Shares in the mezzanine section of the consolidated balance sheets in accordance with the provisions of Accounting Series Release No. 268 (“ASR 268”).

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company or any consolidation, amalgamation, trade sale, merger, corporate reorganization or other transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving entity, or a sale of all or substantially all the Company’s assets, the holders of Series A Preferred Shares are entitled to receive an amount per Series A Preferred Share equal to 100% of the original purchase price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all declared but unpaid dividends, plus an amount equal to a return of 12% on the purchase price, compounded quarterly from the date of the sale to the date on which the actual payment is made.

Form of charge agreement

On September 4, 2007, the founders agreed to pledge to the third party investor 2,673 (prior to bonus share issuance (Note 11)) ordinary shares for certain enforcement events as defined in the Securities Purchase Agreement resulting in an amount becoming payable to the third party investor by the indemnifying parties (including the Company and the founder). Pledged shares shall be released upon the earlier of the expiration of the enforcement events, a qualified public offering and/or liquidation event. During the pledge period, the founder is still entitled to the voting and dividend rights. The charged shares were all released in April 2010.

All of the outstanding 69,994,014 Series A Preferred Shares were automatically converted into 69,994,014 ordinary shares on a one-for-one basis upon the completion of the qualifying IPO that occurred on October 19, 2010.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

11. SHARE CAPITAL

Upon incorporation of the Company, the authorized share capital was US$50,000 divided into 49,990,000 ordinary shares at a par value of US$0.001 each, and 10,000 convertible preferred shares of a par value at US$0.001 each, all of which were designated Series A Preferred Shares. The amount of issued and outstanding ordinary shares was 10,000.

On May 19, 2008, the Company affected a bonus share issuance in the form of a share split such that each holder of ordinary shares and Series A Preferred Shares received approximately 20,800 ordinary shares and Series A Preferred Shares for each ordinary share and Series A Preferred Share held, respectively. The amount of issued and outstanding ordinary shares and Series A Preferred Shares were increased to 208,005,986 shares and 69,994,014 shares, respectively, as a result of the bonus share issuance. The par value of both ordinary shares and Series A Preferred Shares remains unchanged at US$0.001 per share. The conversion price of Series A Preferred Shares was adjusted to US$0.50 per share as a result of the bonus share issuance without changing the aggregate liquidation value. The authorized share capital was increased to US$500,000 divided into 429,999,350 ordinary shares of a par value of US$0.001 each, and 70,000,650 convertible preferred shares of a par value of US$0.001 each, all of which are designated Series A Preferred Shares.

The effect of the bonus share issuance was retroactively adjusted to reflect the change for all years presented, as if such share split had occurred from inception of the Group. The par value of US$207,996 related to ordinary shares first offset against the additional paid-in capital of US$2,554 and the remaining of US$205,442 was recorded against retained earnings as of January 1, 2007.

On October 19, 2010, with the completion of the qualifying IPO, the amount of issued and outstanding ordinary shares were increased to 335,600,000, among which 57,600,000 ordinary shares were increased from public issuance and 69,994,014 ordinary shares were automatically converted from Series A Preferred Shares.

12. TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2008, 2009 and 2010. Accordingly, no Hong Kong profit tax has been provided for.

PRC

Prior to January 1, 2008, the Company’s subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (collectively the “previous PRC Income Tax Laws”). Pursuant to the previous PRC Income Tax Laws and rules, enterprises were generally subject to a statutory tax rate of 33% (30% state income tax plus 3% local income tax). Subsidiaries that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

12. TAXATION (CONTINUED)

In March 2007, the Chinese government enacted the Corporate Income Tax Law (the “new CIT Law”), and promulgated related regulation Implementing Regulations for the PRC Corporate Income Tax Law. The new CIT law and regulation went into effect on January 1, 2008. The new CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The new CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of corporations which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlaps with preferential policies provided by the new CIT Law, a corporation may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Also the policy cannot be changed once determined.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they were re-approved for “high and new technology enterprise” status under the regulations released on April 14, 2008.

Additionally, under the new CIT Law, 10% withholding income tax (“WHT”) will be levied on foreign investors for dividend distributions from foreign invested enterprises’ profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed tax arrangement with the PRC, the WHT rate is 5%.

As of December 31, 2009 and 2010, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, as the Company intends to indefinitely reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

CESH, PESH and CPSH, foreign invested enterprises, are located in the Shanghai Pudong Zhangjiang High-Tech Park. They were subject to an income tax rate of 15% before 2008 prior to the implementation of Corporate Income Tax Law. In 2008, the local government announced the recognition of CESH and CPSH as high-new technology enterprises. Accordingly, they are entitled to a preferential tax rate of 15%, which is effective from January 1, 2008. The high and new technology enterprise status is subject to approval and renewal every three years. Neither CESH nor CPSH applied to, or obtained approval from the local taxing authority to enjoy the preferential tax rate applicable to high and new technology enterprises. In addition, CESH is entitled to tax exemption from income tax for year 2007, and a 50% reduced applicable corporate income tax rate for the subsequent three years. PESH and CPSH are entitled to a two-year exemption from income tax for the years of 2007 and 2008, and a 50% reduced applicable corporate income tax rate for the subsequent three years. Accordingly, CESH will gradually transit from income tax rate of 9% to 11% from 2008 to 2010, and PESH and CPSH will gradually transit from the income tax rate of 10% to 12% from 2009 to 2011. After the expiration of CESH and CPSH’s 50% reduced applicable corporate income tax rate preference, with the entitlement to

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

12. TAXATION (CONTINUED)

Technical Advanced Service Enterprise (“TASE”) effectively from 2010 to 2013, CESH will be subject to a preferential tax rate of 15% from 2011 to 2013 and CPSH will be subject to a preferential tax rate of 15% from 2012 to 2013.

CGTD, a foreign invested enterprise, is located in the Shanghai Pudong Zhangjiang High-Tech Park. It was subject to an income tax rate of 15% before 2008 prior to the implementation of Corporate Income Tax Law. CGTD will gradually transit from the income tax rate of 18% to 25% from 2008 to 2012.

CGNH, a foreign invested enterprise, is located in the Shanghai Nanhui Industrial Zone. It was subject to an income tax rate of 24% plus a local income tax 3% before 2008 prior to the implementation of Corporate Income Tax Law. CGNH transited to the uniform tax rate of 25% in 2008 from the rate of 27%.

CPCD, a foreign invested enterprise, is located in Chengdu, China. In 2008, the local government announced the recognition of CPCD as a high-new technology enterprise. Accordingly, CPCD is entitled to a preferential tax rate of 15% (2007: 33%), which is effective from January 1, 2008. The high and new technology enterprise status is subject to approval and renewal every three years. In addition, CPCD is entitled to tax exemption from income tax for year 2008 and 2009, and a 50% reduced applicable corporate income tax rate for the subsequent three years (“2+3” tax holiday). The tax preferences under high-new technology enterprise and 2+3 tax holiday cannot be enjoyed at the same time and CPCD did not apply to, or obtain approval from the local taxing authority to enjoy the preferential tax rate applicable to high and new technology enterprises. In 2010, the local government announced CPCD’s entitlement to the 15% preferential tax rate for the development of China’s western regions effectively up to 2010. The 2+3 tax holiday and preferential tax rate under the development of China’s western regions can be enjoyed at the same time. Accordingly, CPCD was subject to a preferential tax rate at 7.5% in 2010. Since 2011, the preferential policies under the development of China’s western regions have expired and CPCD will be subject to a tax rate of 12.5%.

CGFX, a foreign invested enterprise, is located in Shanghai Fengxian, China. It is subject to an income tax rate of 25% in 2008, 2009 and 2010.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
Current income tax expense	413,912	1,824,879	2,026,687
Deferred tax expenses (benefits)	(99,257)	(272,656)	58,625

Income tax expense	314,655	1,552,223	2,085,312

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

12. TAXATION (CONTINUED)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2008	2009	2010
PRC statutory CIT rate	25%	25%	25%
Permanent differences	2%	3%	(1)%
Effect of differences in foreign tax rates	7%	4%	(1)%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(13)%	(6)%	2%
Late filing interest charge	1%	—	—
Effects of tax holiday	(32)%	(12)%	(14)%
Change in valuation allowances	13%	—	3%

Effective CIT rate	3%	14%	14%

The aggregate amount and per share effect of the tax holidays are as follows:

	2008	2009	2010
Aggregate effect	3,020,774	1,369,896	2,096,546
Basic ordinary share effect	0.01	0.01	0.01
Diluted ordinary share effect	0.01	—	0.01

Significant components of deferred tax assets

The principal components of deferred tax assets are as follows:

	As of December 31,
	2009	2010
Deferred tax assets:
Net operating loss carry-forward	1,578,533	1,783,302
Accrued expense	467,737	821,985
Other temporary differences	159,931	210,118
Less: valuation allowance	(1,787,106)	(2,270,669)

Total deferred tax assets, net of valuation allowance	419,095	544,736
Deferred tax liabilities:
Temporary difference related to revenue recognition	—	(59,455)
Temporary difference related to cost of revenues	(45,068)	(45,744)
Other temporary differences	—	(124,135)

Total deferred tax liabilities	(45,068)	(229,334)

Deferred tax assets, net	374,027	315,402

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

12. TAXATION (CONTINUED)

Movement of valuation allowances:

	2008	2009	2010
At beginning of year	512,801	1,764,766	1,787,106
Current year additions	1,251,965	22,340	1,140,056
Current year reversals	—	—	(656,493)

At end of year	1,764,766	1,787,106	2,270,669

The Group adopted the provisions issued by FASB on accounting for uncertain tax positions effective January 1, 2007. Based on its analysis documentation, the Group made its assessment of tax liabilities for each tax position (including the potential application of interest and penalties) based on technical merits, and measured the unrecognized tax benefits associated with the tax positions. As of December 31, 2009 and 2010, the guidance did not have any material impact on the Company’s consolidated total liabilities or shareholders’ equity(deficit) , thus the required rollforward of uncertain tax positions is not being provided because the impact is not material. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009 and 2010, the amount of interest and penalties related to uncertain tax positions was immaterial.

Prior to 2006, the Group structure resulted in a majority of the Group’s income being recorded in offshore entities, which are exempted from income tax. In 2007, the Group reviewed its structure and concluded that such structure no longer corresponds to the Group’s operations and revised its structure. The Group voluntarily disclosed the revision with the local tax bureau and agreed to pay a total of US$1,972,634 to the tax authority in April 2008, which consisted of income tax exposure of US$1,676,209 and the late filing interest charge of US$296,425. The Group recorded US$1,676,209 as income tax expenses in year 2006 and the late interest charge of US$188,179 and US$108,246 for year 2007 and 2008 as income tax expenses in year 2007 and 2008, respectively.

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2009 and 2010, valuation allowances on a majority of deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries. As of December 31, 2010, US$675,421 valuation allowances were reversed with the utilization of tax losses carried forwards generated by certain subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

As of December 31, 2010, total tax losses carry forward of the Company’s subsidiaries in the PRC of approximately US$10,245,243 , will expire if not used between 2011 and 2015.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

13. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with FASB issued guidance on computation of earnings per share for the years ended December 31, 2008, 2009 and 2010 as follows:

	2008	2009	2010
Numerator:
Net income	9,058,146	9,798,815	12,996,514
Allocation to preferred shareholders	(2,280,633)	(2,467,117)	(2,738,594)

Net income attributable to ShangPharma Corporation’s ordinary shareholders—Basic	6,777,513	7,331,698	10,257,920
Add back of allocation to preferred shareholders	2,280,633	2,467,117	—

Net income for diluted earnings per share	9,058,146	9,798,815	10,257,920

Denominator:
Denominator for basic earnings per share
Weighted-average ordinary shares outstanding	208,005,986	208,005,986	233,874,361
Dilutive effect of share options	—	51,299	4,125,838
Dilutive effect of Series A Preferred Shares	69,994,014	69,994,014	—

Denominator for diluted earnings per share	278,000,000	278,051,299	238,000,199

Basic earnings per share	0.03	0.04	0.04

Diluted earnings per share	0.03	0.04	0.04

Allocation to preferred shareholders represents the share of net income attributable to ShangPharma Corporation by the preferred shareholders based on the preferred shareholders interests as a percentage of the total preferred and ordinary shareholders interests. No dividend has been declared to date. For the year ended December 31, 2010, the allocation to preferred shareholders of 55,803,447 shares has been excluded from the determination of dilutive earnings per share because the inclusion would have been anti-dilutive.

For the years ended December 31, 2008, all share equivalents related to share based compensation have been excluded from the determination of dilutive earnings per share because the inclusion would have been anti-dilutive.

14. SHARE INCENTIVE PLANS

2008 Equity and Performance Incentive Plan

In May 2008, the Company authorized an equity compensation plan (the “2008 Equity and Performance Incentive Plan”) that provides for the issuance of options to purchase up to 30,888,889 ordinary shares to the Company’s employees, non-employee directors, officers and consultants. The maximum aggregate number of ordinary shares that may be issued was increased to 36,562,358 shares on February 24, 2010 in an amendment to the 2008 Equity and Performance Incentive Plan.

In 2008, 2009 and 2010, the Company granted options to employees to purchase 21,500,600, 8,778,000 and 11,539,550 ordinary shares, respectively, under the Company’s 2008 Equity and Performance Incentive Plan at

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. SHARE INCENTIVE PLANS (CONTINUED)

an exercise price of US$0.50 per share for 2008 and 2009 and US$0.65 per share for 2010. Pursuant to the 2008 Equity and Performance Incentive Plan, 25% of the option will vest and become exercisable on each of the four anniversaries of the date of grant. The options granted shall become immediately exercisable upon the consummation of a change of control (excluding a public offering).

The Company’s share-based compensation expense with respect to options granted to the employees was measured based on the estimated fair value of the Company’s ordinary shares at the date of grant using the Black-Scholes option pricing model and is recognized, adjusted for the estimated forfeiture, on a straight-line basis. Management utilized the results from a third party valuation firm to assist in the determination of the fair value of the ordinary shares underlying the options prepared on a retrospective basis before the consummation of the qualifying IPO dated October 19, 2010.

Share-based compensation expense related to the options granted by the Company under the 2008 Equity and Performance Incentive Plan amounted to approximately US$68,752, US$251,950 and US$930,355 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company’s share option activities as of December 31, 2009 and 2010 and changes during the years then ended are presented below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2008	20,615,700	0.50	9.54	—

Granted	8,778,000	0.50
Exercised	—	—
Forfeited	(2,591,825)	0.50
Cancelled	(278,975)	0.50

Outstanding at December 31, 2009	26,522,900	0.50	8.87	1,326,145

Vested and expected to vest at December 31, 2009	18,989,364	0.50	8.86	949,468

Vested and exercisable at December 31, 2009	4,503,975	0.50	8.54	225,199

Granted	11,539,550	0.65
Exercised	—	—
Forfeited	(2,230,000)	0.53
Cancelled	(498,850)	0.50

Outstanding at December 31, 2010	35,333,600	0.55	8.38	3,195,837

Vested and expected to vest at December 31, 2010	30,360,591	0.53	8.34	3,297,614

Vested and exercisable at December 31, 2010	10,330,863	0.50	7.72	1,434,842

As the exercise price exceeds the fair value of the ordinary share of the Company as of December 31, 2008, there is no intrinsic value as of December 31, 2008.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. SHARE INCENTIVE PLANS (CONTINUED)

The aggregate intrinsic value is calculated as the difference between the fair value of ordinary shares in an amount of US$0.55 and US$0.64 per share as of December 31, 2009 and 2010, respectively and the exercise prices of the options.

The weighted average grant date fair value of options granted during the two years ended December 31, 2009 and 2010 was US$0.23 and US$0.32, respectively. The total fair value of options vested during the two years ended December 31, 2009 and 2010 was US$116,949 and US$543,571, respectively.

As of December 31, 2010, there was US$2,867,542 of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested share-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted average period of 2.0 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

The fair value of each option granted under the Company’s 2008 Equity and Performance Incentive Plan is estimated on the date of grant using the Black-Scholes option pricing model that used assumptions noted in the following table:

	For the Years Ended December 31,
	2008	2009	2010
Risk-free interest rate(1)	4.42%-5.34%	3%-3.72%	1.68%-3.37%
Expected life (in years)(2)	5-7 years	5-7 years	5-7 years
Expected dividend yield(3)	0%	0%	0%
Expected volatility(4)	33%-39%	42%-43%	40%-44%
Fair value per option at grant date	0.02-0.05	0.18-0.28	0.20-0.35

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the rate of US$ China government bond yield in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of share options granted under the 2008 Equity and Performance Incentive Plan is developed giving consideration to vesting period, contractual term, share price, employee’s level within the organization and the expected volatility of the underlying share.

(3)	The Company has no expectation of paying dividends on its common shares during the term of the options.

(4)	Expected volatility related to share options is estimated based on the historical data volatilities of the comparable companies in similar industry over a time period commensurate with the expected term of the awards as at the valuation dates.

Founder’s 2008 Equity and Performance Incentive Plan

In May 2008, the Company authorized Founder’s 2008 Equity and Performance Incentive Plan. The founders of the Company have authorized grants of restricted share units (“RSUs”) currently owned by them to certain members of the senior management of the Company (the “Founder’s 2008 Equity and Performance Incentive Plan”). The RSUs provide for the issuance of up to 20,000,000 ordinary shares upon the vesting of RSUs.

In 2008, 2009 and 2010, the founders granted RSUs representing the rights to receive 7,450,000, 2,100,000 and 2,200,000 ordinary shares, respectively. Fifty-percent (50%) of the grantee’s RSUs awarded shall vest on the

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. SHARE INCENTIVE PLANS (CONTINUED)

first anniversary of the date of grant and the remaining fifty-percent (50%) will vest on the second anniversary of the date of grant. The actual number of RSUs vesting annually is subject to certain performance criteria. If certain annual performance conditions are not met, a portion of the awards may not vest and be carried over to the third year of vesting. If the grantee remains an employee of the Company on the third anniversary of the date of grant, any RSUs that have not vested due to not meeting the performance criteria shall vest upon such date. In addition, the vesting of the RSUs is subject to the earlier of the Company completing an initial public offering or a change of control (the “First Conversion Date”). Any RSUs that have not vested as of a change of control event (excluding an initial public offering) shall become fully vested upon such date.

If the grantee’s employment is terminated for cause or he or she terminates with the Company or any subsidiary for any reason prior to the earlier of an initial public offering or change of control (the “Restriction Period”), then all vested and unvested RSUs will be forfeited and become null and void at no cost to the founders or the Company (or convert into ordinary shares only on a case-by-case basis as determined by the Board of Directors for a PRC employee).

No share-based compensation expense was recorded in 2008 and 2009 on the RSUs as the IPO performance condition is not considered probable until it occurs. The RSUs are accounted for as if they were unvested as of December 31, 2008 and 2009. The grantee shall have no rights as a shareholder with respect to any shares covered by the RSUs until the date shares are vested and the corresponding ordinary shares are transferred from our founders to the grantee. No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to such date.

For the year ended December 31, 2010, compensation costs of US$2,817,520 on the RSUs were recognized after the IPO performance condition was realized, including compensation costs of US$2,478,731 were recognized immediately upon the completion of the qualifying IPO.

A summary of unvested restricted share unit activities as of December 31, 2008 and 2009 is presented below:

Unvested Restricted Share Units	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2008	7,450,000	0.20
Granted	2,100,000	0.47
Vested	—	—
Forfeited	—	—

Unvested at December 31, 2009	9,550,000	0.26

Expected to vest at December 31, 2009	9,550,000	0.26

Granted	2,200,000	0.66
Vested	(7,541,592)	0.23
Forfeited	—	—

Unvested at December 31, 2010	4,208,408	0.52

Expected to vest at December 31, 2010	3,716,408	0.52

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. SHARE INCENTIVE PLANS (CONTINUED)

The weighted average vesting date fair value of the vested RSUs in 2010 was US$0.71.

As of December 31, 2010, there was US$1,131,480 of total unrecognized compensation expense related to unvested RSUs under Founder’s 2008 Equity and Performance Incentive Plan, which is expected to be recognized over a weighted-average period of 1.1 years.

15. SEGMENT REPORTING

The criteria established by FASB on segments disclosures of an enterprise establish standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Group currently operates and manages its business as a single segment. For the years ended December 31, 2008, 2009 and 2010, the Group’s net revenues are mainly derived from laboratory services. The Group’s net revenues from manufacturing are insignificant for the years ended December 31, 2008, 2009 and 2010.

All the long-lived assets of the Group are located in the PRC.

The Company’s net revenues by geographic region determined according to the location of the customer are as follows:

	2008	2009	2010
North America	47,816,027	57,956,395	72,953,167
Europe	9,428,721	9,547,818	8,016,135
China	1,347,841	2,217,969	4,703,941
Japan and other areas	2,263,335	2,785,495	4,817,831

	60,855,924	72,507,677	90,491,074
Sales tax	(362,512)	(223,020)	(209,677)

Net revenues	60,493,412	72,284,657	90,281,397

16. RELATED PARTY TRANSACTIONS AND BALANCES

Significant related party transactions are as follows:

	2008	2009	2010
Purchases from Lab Partner	9,831,380	5,770,458	8,076,783
Service fees charged by Lab Partner	523,409	357,611	401,025
Service fees charged by Shanghai Kehui	858,946	813,862	929,760
Office rent charged by Pharm Valley	1,246,247	2,022,116	2,339,425

Labpartner (Shanghai) Co., Ltd. (“Lab Partner”) acts as a raw material procurement agent for the Group since April 2007. It was owned and controlled by an immediate family member of one of the founders in 2007. In 2008, the family member disposed 50% of its equity interests in Lab Partner to two third parties. The daily operation of Lab Partner is managed by these third parties after the disposal.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

16. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Shanghai Kehui Catering Management Co., Ltd. (“Shanghai Kehui”) is a catering service provider. It was owned and controlled by one of the founders for the years ended December 31, 2008, 2009 and 2010.

The Group leases certain office facilities from Pharm Valley. The Company’s founders and their immediate family member own 20% shares of Pharm Valley.

Balances with related parties are as follows:

	As of December 31,
	2009	2010
Amounts due to related parties:
Lab Partner	1,625,056	817,909
Shanghai Kehui	47,981	98,432
PharmValley	113,759	108,306

	1,786,796	1,024,647

The amounts due from and due to related parties as of December 31, 2009 and 2010 mainly arose from the transactions disclosed above. They were unsecured, interest-free and had no fixed repayment terms.

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into leasing arrangements for office premises that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases at December 31, 2010 are as follows:

	Office premises	Vehicle	Total
2011	3,729,208	41,856	3,771,064
2012	2,167,949	—	2,167,949
2013	560,998	—	560,998

	6,458,155	41,856	6,500,011

Rental expenses amounted to US$2,771,903, US$3,472,379 and US$3,848,296 for the years ended December 31, 2008, 2009 and 2010, respectively, and were charged to the consolidated statements of operations when incurred.

Capital commitments

As of December 31, 2010, capital commitments for new plant construction and equipment to be purchased amounted to US$2,148,489.

Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that as these matters arise some may be decided unfavorably for the Group. The Group did not have any claims or legal proceedings that have a significant impact on its business, assets or operations.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

18. FAIR VALUE MEASUREMENTS

The guidance on fair value measurements establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use current market-based or independently sourced market parameters, such as interest rates and currency rates, when possible.

From time to time, the Company enters into foreign-exchange forward contracts with financial institutions. These contracts are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. The Company held foreign-exchange forward contracts with a total notional value of $15,000,000 and $102,000,000 as of December 31, 2009 and 2010, respectively. These foreign exchange forward contracts mature between one to 13 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2.

The gain or losses from foreign-exchange forward contracts for the years ended December 31, 2009 and 2010 were included in other income (Note 2(r)) and other expenses (Note 2(s)).

As of December 31, 2009 and 2010, information about inputs for the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Description	Year ended December 31, 2009	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in securities	417,000	—	—	417,000
Foreign-exchange forward contracts	(13,868)	—	(13,868)	—

Description	Year ended December 31, 2010	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
3-month time deposits	25,733,543	25,733,543	—	—
Foreign-exchange forward contracts	2,710,087	—	2,710,087	—

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

18. FAIR VALUE MEASUREMENTS (CONTINUED)

As of December 31, 2009 and 2010, no items were transferred into or out of Level 1 and 2 in the fair value hierarchy.

A summary of changes in the fair value of the Level 3 investment in securities for the years ended December 31, 2009 and 2010 were as follows, respectively:

At January 1, 2009	300,000
Current year purchase	142,857
Realized impairment loss in value	(25,857)

December 31, 2009	417,000

Current year disposal	(417,000)

December 31, 2010	—

19. SUBSEQUENT EVENTS

In December 2010, the Company established the 2010 Share Incentive Plan (the “2010 Plan”). Under the 2010 Plan, a committee of the board of directors, in its sole discretion, is authorized to grant options, restricted shares or RSUs to recipients including directors, employees and consultants.

In January 2011, the Company granted RSUs representing the rights to receive 5,101,920 ordinary shares under the 2010 Plan. Each of the grantee’s RSUs shall vest every month up to the first to fourth anniversary of the date of grant. The actual number of RSUs vesting is subject to certain performance criteria for certain grantees. If the grantee remains an employee of the Company on the first to fourth anniversary of the date of grant, any RSUs that have not vested due to not meeting the performance criteria shall vest upon such date. Any RSUs that have not vested as of a change of control event shall become fully vested upon such date.

If the grantee’s employment is terminated for cause or he or she terminates with the Company or any subsidiary for any reason prior to the earlier of the first to fourth anniversary of the date of grant or change of control (the “Restriction Period”), then all unvested RSUs will be forfeited and become null and void at no cost to the founders or the Company.

The grant date fair value of these RSUs is US$0.64. The total compensation costs of approximately US$3.3 million of the RSUs will be recognized during the vesting period from 2011 to 2014.

20. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately US$77.0 million, or 68% of the Company’s total

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

20. RESTRICTED NET ASSETS (CONTINUED)

consolidated net assets as of December 31, 2010. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholder.

21. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Interests in subsidiaries” and the profit of the subsidiaries is presented as “Equity in profit of subsidiaries” on the statement of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2009 and 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

Financial information of ShangPharma Corporation

Condensed Statements of Operations

	For the years ended December 31,
	2008	2009	2010
Net revenues	—	—	—
Cost of services	—	—	—

Gross profit	—	—	—

Total operating expenses	(71,106)	(251,950)	(3,747,875)

Loss from operations	(71,106)	(251,950)	(3,747,875)

Income before income tax expense and equity in profit of subsidiaries and equity in loss of affiliated companies	(71,106)	(251,950)	(3,747,875)

Income tax expense	—	—	—
Equity in profit of subsidiaries	9,129,252	10,050,765	16,744,389

Net income	9,058,146	9,798,815	12,996,514

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

Financial information of ShangPharma Corporation

Condensed Balance Sheets

	December 31,
	2009	2010
ASSETS
Amounts due from subsidiaries	21,000,000	21,000,000
Investment in subsidiaries	34,125,734	93,183,655

Total non-current assets	55,125,734	114,183,655

Total assets	55,125,734	114,183,655

LIABILITIES
Amounts due to subsidiaries	646,613	647,749

Total liabilities	646,613	647,749

Series A Convertible Preferred Shares (US$0.001 par value; 70,000,650 shares authorized; 69,994,014 and none issued and outstanding as of December 31, 2009 and 2010, respectively (liquidation value of US$45,446,441 as of December 31, 2009))	34,355,775	—

EQUITY
Ordinary shares (US$0.001 par value; 429,999,350 shares authorized; 208,005,986 and 335,600,000 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	208,006	335,600
Additional paid-in capital	5,767,118	85,760,476
Retained earnings	12,007,936	23,679,703
Accumulated other comprehensive income	2,140,286	3,760,127

Total equity	20,123,346	113,535,906

Total liabilities and equity	55,125,734	114,183,655

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amount expressed in US dollars, except share data, unless otherwise stated)

Financial information of ShangPharma Corporation

Condensed Statements of Cash Flows

For the years ended December 31
	2008	2009	2010
Net cash provided by (used in) operating activities	—	—	—

Net cash provided by (used in) investing activities	—	—	—

Net cash provided by (used in) financing activities	—	—	—

Effect of foreign exchange rate changes on cash	—	—	—

Net increase (decrease) in cash	—	—	—

Cash at beginning of year	—	—	—

Cash at end of year	—	—	—