Form 20-F
period 2011-12-31
ShangPharma Corp
filed 2012-04-30
CIK 1499470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 336,109,400 ordinary shares, par value US$0.001 per share, as of December 31, 2011.

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

Large accelerated filer  ☐                Accelerated filer  ☑                Non-accelerated filer  ☐

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

•

“preferred shares” refers to our Series A convertible preferred shares, par value US$0.001 per share, all of which were automatically converted into ordinary shares upon the completion of our initial public offering in October 2010, and

•

“outstanding ordinary shares” refers to our outstanding ordinary shares, excluding 17,490,600 ordinary shares that have been issued to JPMorgan Chase Bank, N.A., the depositary of our ADS program, but are reserved in anticipation of the exercise of options under our share incentive plans.

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

Our selected consolidated statement of operations data presented below for the years ended December 31, 2009, 2010 and 2011 and our balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated statement of operations data presented below for the years ended December 31, 2007 and 2008 and our balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in millions of US$, except for share, per share, and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	34.7	60.5	72.3	90.3	111.6
Cost of revenues	(22.8)	(40.5)	(48.4)	(60.2)	(75.5)

Gross profit	11.9	20.0	23.9	30.1	36.1

Operating expenses:
Selling and marketing	(0.5)	(0.8)	(1.7)	(2.3)	(2.6)
General and administrative	(4.0)	(9.3)	(12.0)	(17.4)	(24.0)
Other operating income(1)	—	—	—	—	0.4
Other operating expenses(1)	—	—	—	—	(0.2)

Total operating expenses	(4.5)	(10.1)	(13.7)	(19.7)	(26.4)

Profit from operations	7.4	9.9	10.2	10.4	9.7
Interest income	0.2	0.2	*	0.1	1.0
Interest expense	—	—	—	*	*
Other income(1)	0.2	0.9	1.3	4.8	4.0
Other expenses	(0.1)	(1.6)	(0.2)	(0.2)	(1.1)

Income from operations before income taxes	7.7	9.4	11.4	15.1	13.5
Income taxes	(0.2)	(0.3)	(1.6)	(2.1)	(2.4)
Net income attributable to ShangPharma Corporation	7.5	9.1	9.8	13.0	11.1
Allocation to preferred shareholders	(0.7)	(2.3)	(2.5)	(2.7)	—

Net income attributable to ShangPharma Corporation’s ordinary shareholders	6.8	6.8	7.3	10.3	11.1

Net income attributable to ShangPharma Corporation’s ordinary shareholders per share
Basic	0.03	0.03	0.04	0.04	0.03

Diluted	0.03	0.03	0.04	0.04	0.03

Net income attributable to ShangPharma Corporation’s ordinary shareholder per ADS(2)
Basic	0.59	0.59	0.63	0.79	0.60

Diluted	0.59	0.59	0.63	0.78	0.60

Weighted average ordinary shares outstanding(3)
Basic	208,005,986	208,005,986	208,005,986	233,874,361	335,538,405

Diluted	230,381,122	278,000,000	278,051,299	238,000,199	337,885,258

Notes:
*	Less than US$50,000.

(1)	Other operating income and expenses consist of research and hiring or training related government subsidies and the costs incurred related to such subsidies. Such income and expenses were recorded in other income and cost of revenues or general and administrative expenses, respectively in 2009, 2010 and the first half of 2011. Since the third quarter of 2011, as a result of an accounting policy change, the research and hiring or training related government subsidies were reclassified to other operating income, the costs related to research related subsidies were reclassified from cost of revenues to other operating expenses, and expenses related to hiring or training related subsidies continue to be recorded in general and administrative expenses. Although ASC 250 requires a retrospective application, management determined that a prospective application is deemed reasonable due to the insignificant impact on prior periods. See “—Critical Accounting Policies—Government Subsidies.”
(2)	Each ADS represents 18 ordinary shares.
(3)	In May 2008, we effected a bonus share issuance in the form of a share split by issuing an additional approximately 20,800 ordinary shares for each ordinary share outstanding and an additional approximately 20,800 preferred shares for each preferred share outstanding. As a result of the bonus share issuance, the number of ordinary shares and preferred shares increased to 208,005,986 and 69,994,014, respectively. The effect of the bonus share issuance is retroactively reflected for all periods presented herein.

	As of December 31,
	2007	2008	2009	2010	2011
	(in millions of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	19.6	15.8	12.2	49.2	37.8
Total current assets	27.5	28.7	30.1	73.1	72.3
Total assets	45.3	61.7	70.0	138.0	166.9
Total current liabilities	11.5	17.3	15.5	24.4	33.9
Total liabilities	11.5	17.3	15.5	24.4	33.9
Series A convertible preferred shares	34.4	34.4	34.4	—	—
Total equity (deficit)	(0.6)	10.0	20.1	113.5	133.0

Exchange Rate Information

We use U.S. dollars as our reporting currency in our consolidated financial statements and in this annual report. We conduct substantially all of our operations in China. A substantial portion of our sales are denominated in U.S. dollars, while a significant portion of our costs and expenses are denominated in Renminbi. This annual report contains translations of RMB into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the exchange rate on December 30, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 20, 2012, the certified exchange rate was RMB6.3080 to US$1.00.

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

	Exchange Rate
Period	Period End	Average(1)	Low	High
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3145	6.3315	6.2975
April (through April 20)	6.3080	6.3052	6.3150	6.2975

Source: Federal Reserve Statistical Release

Notes:
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Our ability to execute projects, maintain, expand or renew existing customer engagements and obtain new customers depends largely on our ability to attract, train, motivate and retain skilled scientists.

Our success largely depends on the R&D efforts of our skilled scientists and their ability to keep pace with changes in pharmaceutical and biotechnology R&D technologies and methodologies. In particular, our customers value highly skilled Western-trained scientists, preferably with large pharmaceutical and/or biotechnology company experience. Our success also depends on the depth and quantity of our scientific personnel. We face challenges in attracting new employees and maintaining consistent quality standards throughout our employee base at our current growth rate. Our employee base increased from 1,676 as of December 2008 to 2,076 as of December 31, 2011.

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

Our two largest customers in 2009 and 2010 accounted for 27% and 10% of our net revenues in 2009 and 21% and 8% of our net revenues in 2010, respectively. Our two largest customers in 2011 accounted for 18% and 11% of our net revenues in 2011, respectively. No other customer accounted for more than 10% of our net revenues in 2009, 2010 or 2011. Our top ten customers, which varied in each of the last three years, accounted for approximately 65%, 63% and 62% of our net revenues in 2009, 2010 and 2011, respectively. Furthermore, we generated a significant majority of our net revenues during the same periods from sales to customers located in the United States.

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

Fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants could significantly affect the demand for our services. R&D budgets fluctuate due to, among other things, pharmaceutical and biotechnology industry downturns, consolidation of pharmaceutical and biotechnology companies, general economic conditions, and changes in available resources, spending priorities and institutional budgetary policies. In addition, the global pharmaceutical and biotechnology industry has experienced significant consolidation in recent years. If pharmaceutical and biotechnology companies discontinue or decrease the use of our services due to factors such as slowdown in the overall U.S. or global economy or further industry consolidation, our revenues and earnings could be lower than we expect and our revenues may decrease or fail to grow at historical rates.

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

While the outsourcing trend is expected to continue for the foreseeable future, a reversal or slowing of this trend could result in diminished growth in our expected growth areas and materially adversely affect our business, financial condition, results of operations and prospects.

We have experienced and may continue to experience declining gross margin as a result of multiple factors, including appreciation of the Renminbi against the U.S. dollar, rising labor costs in China, increased depreciation and rental expenses related to our expanded facilities and equipments, and competition.

A number of factors have negatively impacted and may continue to adversely affect our gross margin. The reporting currency of our holding company, ShangPharma Corporation, is the U.S. dollar. A significant majority of our revenues are denominated in U.S. dollars and most of our costs and expenses are denominated in Renminbi. Appreciation in the value of the Renminbi relative to the U.S. dollar would increase our cost of revenues reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The overall rising labor costs in China and increased depreciation and rental expenses related to our expanded facilities and equipments also increases our cost of revenues. In addition, we face considerable pricing pressure on our service offerings due to intense competition both domestically and internationally and from other contract research organizations and the in-house R&D facilities in China founded by major pharmaceutical and biology companies. Primarily as a result of the foregoing, our gross margin decreased from 33.4% in 2010 to 32.3 % in 2011, and we may continue to experience declining gross margin.

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

As our pharmaceutical and biotechnology R&D processes generate waste water, toxic and hazardous substances and other industrial wastes, we must comply with all national and local environmental laws and regulations in China. We are required to undertake environmental impact assessment procedures and pass the subsequent inspection and approval procedures before commencing our operations. We are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated in our operations. We have not completed certain environmental assessment or approval procedures for some of our facilities. We have taken remedial measures to obtain the required approvals. We had received approvals for environmental impact assessments report for our principal facilities, and are now applying for the inspection and approval of such facilities. According to relevant PRC regulations, the local environmental protection authorities are required to complete the inspection and approval procedures within several months upon receipt of an application for such inspection and approval. However, we cannot assure you that the remedial measures we are taking will be completed timely and successfully. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental laws and regulations, we may be required to pay fines or damages to third parties or suspend our operations. In addition, because the requirements imposed by environmental laws and regulations may change and more stringent regulations may be adopted, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

We are subject to safety and health laws and regulations in China, and any failure to comply could adversely affect our operations.

Our operations and facilities are subject to extensive safety and health laws and regulations. We must ensure that our operations and facilities comply with PRC standards and requirements on fire prevention, hazardous and radioactive materials handling, work environment safety and employees’ health conditions. We have not completed certain procedures for some of our facilities or projects required for compliance with these laws and regulations, such as having our relevant work environments inspected for occupational hazards and preparing and filing annual evaluation report in respect of radioisotope substance. We are taking remedial measures to rectify such non-compliance. For example, we have had our work areas inspected for occupational hazards. However, we may be subject to government orders to rectify non-compliance within a specified period, pay fines or suspend our operations. In addition, we cannot eliminate the risk of accidental contamination or injury from hazardous or radioactive materials used in our operations. If we fail to prevent contamination or injury, we could be liable for any resulting damages, which may materially and adversely impact our business, financial condition, results of operations and prospects.

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

The global pharmaceutical and biotechnology R&D outsourcing market is highly competitive, and we expect competition to intensify. We face competition based on several factors, including the quality and scope of services, the ability to protect confidential information and intellectual property, the ability to be responsive and efficient with respect to customers’ requests, depth of customer relationship and pricing. We compete with WuXi

PharmaTech (Cayman) Inc., or WuXi PharmaTech, across the breadth of our service offerings and compete with some local contract research companies in China in various service areas. We also compete with industry participants in particular service areas, including Albany Molecular Research, Inc. in discovery chemistry and pharmaceutical development, and Cerep S.A. and Covance Inc. in discovery biology and preclinical development.

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

We may fail to effectively expand and market our service offerings and capabilities or create demand for our newly expanded services, which may harm our growth opportunities and prospects, possibly resulting in related losses.

We intend to expand our existing services and offer new services across the drug discovery value chain. Initially focusing on discovery chemistry services, we introduced pharmaceutical development services in 2005 and discovery biology and preclinical development services in 2007. We began offering biologics services in early 2010 which has experienced rapid growth during 2011. In September 2011, we formed our first strategic partnership with Jiangsu Hengrui Medicine Co., Ltd. for the development of novel therapeutic monoclonal antibodies, under which we are heading pre-clinical research activities. We plan to construct an approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai designed to manufacture advanced intermediates and active pharmaceutical ingredients, or APIs, for preclinical testing and clinical trials. We also plan to construct an approximately 150,000 square-foot office and laboratory services building in Fengxian, Shanghai primarily to expand our pharmaceutical development services. To successfully develop and market our new services, we must:

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

If we are unable to expand our service offerings or create demand for those newly expanded services, our business, results of operations, financial condition and prospects may be materially and adversely affected.

We may be unable to expand our capacity and scale up our operations as anticipated, possibly resulting in material delay, increased costs and lost business opportunities.

We plan to construct an approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai designed to manufacture advanced intermediates and APIs for preclinical testing and clinical trials. Phase A of the multi-purpose manufacturing facility has been completed and commenced its operations in January 2011. The construction and development of the rest of the manufacturing facility will start when demanded by our future business growth. We also plan to construct an approximately 150,000 square-foot office and laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. Approximately 32,000 square-foot of the laboratory service building has been completed and went into operation in November 2011 and the construction of the rest of the areas will start when demanded by our future business growth. In April 2011, Chengdu Chempartner Co., Ltd., our subsidiary in Chengdu moved into a 68,000 square-foot new lab and office building which replaced the original 36,000 square foot facility. In November 2011, we took over Charles River’s lease for a research facility, which provides us with an additional approximately 32,000 square-foot in-vivo research facility and approximately 10,000 square-foot lab and office space. Also, we opened an approximately 105,000 square-foot laboratory and office facility in Zhangjiang, Shanghai in December 2011, which is dedicated to supporting discovery services for one of our largest customers. We may lease or build additional animal facilities in Shanghai if the demand for our discovery biology and preclinical development services increases. Any material delay in bringing these facilities online or scaling up operations or any substantial cost increases to complete them or scale up operations could materially and adversely affect our financial condition and results of operations and result in lost business opportunities.

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

If our company or our founders grant employees share options and other share-based compensation in the future or modify any existing share-based awards, our net income may be adversely affected.

Our equity incentive plans and other similar types of incentive plans are important in order to attract and retain key personnel. As of March 31, 2012, our company and our founders have granted our employees share options in the past pursuant to our 2008 Equity and Performance Incentive Plan, or the 2008 Plan, and restricted share units pursuant to our Founder’s 2008 Equity and Performance Incentive Plan, or the 2008 Founder’s Plan, our 2010 Share Incentive Plan, or the 2010 Plan, and our 2011 Share Incentive Plan, or the 2011 Plan. As a result of the issuance of options and restricted share units, or RSUs, under these plans, we have in the past incurred and expect in the future to incur share-based compensation expenses. We account for compensation costs for all share options, including share options granted to our employees, non-employee directors and officers using the fair value determined at the grant date and recognize the expense in our consolidated statement of operations. We also account for compensation costs for the conversion of RSUs into our ordinary shares. The compensation costs arising from the grant of options and restricted shares and from the modification of any existing share-based awards may materially and adversely affect our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

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

We do not have general liability or product liability insurance covering our whole business or all of our products and services. We currently maintain general liability insurance for five contracts covering, among other things, bodily injury and property damage arising out of the products or services provided under these contracts. The aggregate net revenues derived from these contracts in 2011 accounted for 16% of our total net revenues in this period. The aggregate maximum coverage amount under the insurance policy for these contracts is US$5 million for bodily injury and property damage arising out of our products or services and economic loss sustained by persons or entities due to deficiencies in our products or services. Damages awarded in a product liability action could be substantial and, to the extent not covered by our insurance, could materially and adversely impact our business, financial condition and results of operations.

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

Failure to achieve and maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. We sometimes hire a professional consultant to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2011. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Although we are uncertain about the extent to which the global financial market disruption and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

Our customer agreements contain provisions that are adverse to our interests or expose us to potential liability.

Our agreements with our customers generally provide that customers can terminate the agreements or reduce the scope of services under the agreements upon short notice. In a majority of our customer agreements, our customers have the unilateral right to terminate for convenience upon one to three months’ prior notice. Although we have not been materially and adversely affected by previous contract cancellations or modifications, if a customer terminates a contract with us, we are only entitled under the terms of the contract to receive revenue earned until the date of termination. Therefore, cancellation or modification of a large contract or cancellation or modification of multiple contracts could materially and adversely affect our future business, financial condition, results of operations and prospects.

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

We use a limited number of suppliers, including a former related party, Labpartner (Shanghai) Co., Ltd., for several of our service offerings, which, if interrupted, could disrupt or delay our services, reduce our sales and force us to use more expensive supply sources.

We use a limited number of sources for our supply of certain reagents and other chemicals required in our product and service offerings. In particular, we purchased significant amounts of reagents and other chemicals from Labpartner (Shanghai) Co., Ltd., or Labpartner, a former related party, in each of 2009, 2010 and 2011. Disruptions or delays with respect to our suppliers may arise from health problems, export or import restrictions or embargoes, foreign government or economic instability, severe weather conditions, disruptions to the air travel system, contract disputes or other disruptions. If the supply of certain materials were interrupted, our services may be delayed. We also may not be able to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials that meet our standards or at acceptable costs, or at all, our ability to accept and fulfill customer orders in the required quality and quantity and at the required time could be restricted, which in turn may materially and adversely affect our business, financial condition, results of operations and prospects.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage or loss of our equipment and office furniture, employer’s liability insurance generally covering death or work injury of employees, public liability insurance covering third party bodily injury and property damage incurred in connection with our business in China, and directors and officers liability insurance. We do not have general liability or product liability insurance covering our whole business or all of our products and services. We currently maintain general liability insurance for five contracts covering, among other things, bodily injury and property damage arising out of the products or services provided under these contracts. The aggregate net revenues derived from these contracts in 2011 accounted for 16% of our total net revenues in this period. The aggregate maximum coverage amount under the insurance policy for these contracts is US$5 million for bodily injury and property damage arising out of our products or services and economic loss sustained by persons or entities due to deficiencies in our products or services. We do not maintain business disruption insurance or key man life insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in substantial costs and a diversion of resources.

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

•

changes in the mix of our revenues from our services based on a fee-for-service or full-time-equivalent, or FTE, basis or the percentage of our fee-for-service based contracts that are contingent upon successful completion;

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

In March 2010, the United States Congress passed the Patient Protection and Affordable Care Act. Implementation of this act, which is intended to control health care costs, may limit profits from the development of new drugs. This in turn may decrease research and development expenditures by pharmaceutical and biotechnology companies. Similar reform movements have occurred or may occur in parts of Europe and Asia. As a result, these reforms could result in decrease in the potential business opportunities available to us both in the United States and in other countries and create uncertainty in the need for our services.

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

Our principal facilities may be vulnerable to natural disasters, other unforeseen catastrophic events or failure of information technology and communications systems.

We conduct our operations primarily at our headquarters in Shanghai Zhangjiang Hi-Tech Park and our R&D center in Chengdu. We have animal facilities in Shanghai Zhangjiang Hi-Tech Park and Fengxian, Shanghai. We commenced operations on the initial phase of Phase A of a cGMP-quality multiple-purpose manufacturing facility located in Fengxian, Shanghai in January 2011. In addition, we are developing an approximately 150,000 square-foot office and laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. Approximately 32,000 square-foot of the laboratory service building has been completed and went into operation in November 2011 and the construction of the rest of the areas will start when demanded by our future business growth. We moved into a 68,000 square foot new lab and office building in Chengdu in April 2011. The assumed lease from Charles River in November 2011 provided us with an additional approximately 32,000 square-foot in-vivo research facility and approximately 10,000 square-foot lab and office space. We depend on our facilities for our business. Natural disasters, other unanticipated catastrophic events or failure of information technology and communications systems including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks, wars, telecommunications failures, computer viruses, hacking or other attempts to harm our computer systems, could significantly impair our ability to operate our business in its ordinary course. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement time. The occurrence of any such event may materially and adversely affect our business, financial condition, results of operations and prospects.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In response to high GDP growth in recent years, beginning in early 2010, the People’s Bank of China started to take measures including increasing the statutory deposit reserve and the benchmark interest rate to lower the pace of growth of the Chinese economy. It is unclear whether the PRC government will continue such policies, or whether PRC economic policies will be effective in creating stable economic growth. Any further slowdown in the economic growth of China could reduce demand for our solutions and services, which could materially and adversely affect our business, our financial condition and results of operations.

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

If we finance our PRC subsidiaries through additional capital contributions, the Ministry of Commerce in China or its local counterpart must approve the amount of these capital contributions. Further, any loan by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. Further, SAFE promulgated an official notice on November 19, 2010, requiring the authenticity of the settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to finance our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

On October 21, 2005, SAFE issued a public circular, or Circular 75, which became effective on November 1, 2005. Circular 75 requires PRC residents to register with the local SAFE branch before establishing or controlling any company, referred to in the circular as an “offshore special purpose vehicle,” outside of the PRC for capital financing and to register again after completing an investment in or acquisition of any operating subsidiaries in the PRC, which is commonly referred to as a round-trip investment. Also, any change of shareholding or any other material capital alteration in such offshore special purpose vehicle shall be filed with the local SAFE branch within 30 days after the shareholding change or capital alteration. In May 2011, SAFE issued Circular 19 which provides detailed procedures and specific instructions for SAFE registration under the Circular 75.

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

Under applicable PRC regulations, all foreign exchange matters relating to employee share ownership plans, share option plans or similar plans in which Chinese citizens participate require approval from SAFE or its authorized local branch. In addition, Chinese citizens who are granted share options, shares or other equity interests such as RSUs by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures. As an offshore listed company, we and our Chinese employees who have been granted share options, RSUs or shares are subject to these regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may face sanctions imposed by SAFE or other PRC government authorities, including restrictions on foreign currency conversions and additional capital contributions to our PRC subsidiaries.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could materially and adversely affect our ability to conduct our business.

We are a holding company and we rely principally on dividends from our subsidiaries in Hong Kong for our cash requirements, including any debt we may incur. We currently receive substantially all of our revenues in U.S. dollars. In future periods, however, we expect to receive an increasing portion of our revenues in RMB. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2011, our aggregate net assets in the amount of US$90.1 million were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The PRC governments have also used different incentives to encourage or accelerate the development of pharmaceutical and biotechnology R&D outsourcing industries. Starting from July 1, 2010 and ending on

December 31, 2013, government recognized Technical Advanced Service Enterprises in a number of selected cities, including Shanghai and Chengdu, may enjoy a preferential enterprise income tax rate of 15%. We have historically received sales tax exemptions for certain laboratory services upon approval from local authorities. We also benefited from government incentives in the form of cash subsidies in 2009, 2010 and 2011.

In addition, according to a preferential tax policy adopted by the PRC government in July 2011 to promote the development of China’s western regions, starting from January 1, 2011 and ending on December 31, 2020, enterprises incorporated in the western regions of China and engage in businesses which fall within certain encouraged industries may enjoy a preferential enterprise income tax rate of 15%.

Preferential tax treatment and other government incentives granted to our subsidiaries by local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatment or other government incentives available to us and our wholly-owned PRC subsidiaries will cause our effective tax rate to increase or our other income to decrease, which could materially and adversely affect our financial condition and results of operations. For more information regarding the preferential tax treatment enjoyed by our Company, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Income Taxes.”

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations.

Under the PRC Enterprise Income Tax Law and its implementing rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Tax Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued Administrative Measures on Income Tax of Chinese-controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, which became effective on September 1, 2011, to supplement Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues related to the determination of PRC resident enterprise status and post-determination administration.

Although SAT Circular 82 and Circular 45 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect State Tax Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors that are non-PRC resident enterprises will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in Hong Kong, which are the direct holding companies of our PRC subsidiaries. If our Hong Kong subsidiaries are considered non-PRC resident enterprises, dividends that they receive from our PRC subsidiaries may be subject to withholding tax at a preferential rate of no more than 5% under certain tax arrangements between the PRC and Hong Kong. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of our PRC subsidiaries under such arrangements, such dividends would be subject to withholding tax at a rate of 10%.

Under the PRC Enterprise Income Tax Law and its implementing rules, dividends paid to a resident enterprise from its subsidiaries qualify as tax-exempt income. However, if we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to our non-PRC holding companies, as the SAT and other PRC authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals for PRC enterprise income tax purposes.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and ADSs may also be subject to PRC tax if we are treated as a PRC “resident enterprise”.

If we are considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, we may be obligated to withhold PRC income tax on payments of dividends on our ordinary shares and ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our ordinary shares and ADSs may be regarded as being derived from sources within the PRC. The withholding tax rate would generally be 10% on dividends paid to non-resident enterprises unless such non-resident enterprise is entitled to a lower rate under a tax treaty. In addition, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares or ADSs may be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax.

Moreover, if we are treated as a PRC resident enterprise, non-resident individual investors might be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and ADSs if such dividends and gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Under a tax treaty between the PRC and the United States, a lower income tax rate of 10% will apply to dividends if certain conditions are met. The foregoing PRC tax may reduce your investment return on our ordinary shares and ADSs and may also affect the price of our ordinary shares and ADSs.

The M&A Rule and other relevant rules and regulations set forth complex procedures for acquisitions conducted by foreign investors that could make it more difficult to pursue acquisitions.

The M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds are met. In addition, the State Council issued a circular, or Circular 6, on February 3, 2011, which requires that merger and acquisition activities by foreign investors of enterprises relating to national defense and mergers and acquisitions through which foreign investors may acquire de facto control of domestic enterprises raising national security concerns will be subject to national security review. In August 2011, the Ministry of Commerce published a implementation rules to implement Circular 6. Complying with the requirements of the M&A Rule and other relevant rules and regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The failure of the owners of our leased facilities to comply with PRC property related laws and other matters may materially and adversely affect our ability to use our R&D facilities.

We perform various R&D services in leased facilities in Shanghai. The owners of our leased facilities have not met a number of land- and property-related legal requirements. For example, owners of some of our leased facilities have not been able to provide us with relevant building ownership certificates. Certain properties leased by us are used for R&D purposes while they are under zoning restrictions to be used for industrial or other purposes. Certain leased properties have not been registered with the local real estate administrative authorities. In addition, certain leased facilities have been mortgaged by their respective owners.

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

The lack of certain certificates or permits or failure to complete certain inspection and acceptance procedures required by PRC local government for some of our facilities may materially and adversely affect our use of these facilities.

We have not obtained the title certificate for the property that we acquired to host our Chengdu R&D center. The developer and seller of the property is still in the process of obtaining the land use right certificates and certain construction related permits from local government and conducting the required inspection and acceptance procedures. In addition, Phase A of our multi-purpose manufacturing facility and the laboratory services building in Fengxian commenced its operations in January 2011 before the required inspection and acceptance procedures have been completed. The lack of these required certificates or permits or failure to complete the required inspection and acceptance procedures may subject us to various administrative penalties and restrictions, including fine and suspension of operation, which may materially and adversely affect our use of these facilities.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, in the United States and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards in connection with their audits of financial statements filed with the SEC. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011, we had 336,109,400 ordinary shares issued and outstanding including 114,012,000 ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Our directors, executive officers and principal shareholders beneficially owned approximately 54.6% of our outstanding ordinary shares as of March 31, 2012. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

Based on our current income and assets and projections as to the value of our ADSs and ordinary shares, we do not expect to be classified as a “passive foreign investment company,” or PFIC (as defined for United States federal income tax purposes and as described below), for the taxable year ending December 31, 2012, or for the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects and we will make a separate determination for each taxable year as to whether we are a PFIC (after the close of each taxable year). Depending upon the value of our assets based on the market value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be or become classified as a PFIC for United States federal income tax purposes. Hence, fluctuations in the market price of our ADSs or ordinary shares may cause us to be or become classified as a PFIC for the current taxable year or any subsequent taxable year.

A non-United States corporation will be treated as a PFIC for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income means any income that would be considered foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. The market value of our assets will be determined based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information. see “Item 10. Additional Information—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

In January 2011, we commenced operation on the initial phase of production at our new multi-purpose pharmaceutical development and cGMP manufacturing facility located in Fengxian, Shanghai, China. The facility operates under the name of China Gateway Pharmaceutical Development Co., Ltd., and is principally engaged in process research and development, formulation research and development, analytical method development and validation, and cGMP manufacturing of intermediates and APIs. In January 2011, our old manufacturing facility located in Nanhui, Shanghai, China under the name of China Gateway Pharma Products (Shanghai) Limited substantially discontinued its operation and is in the process of being closed.

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

B. Business Overview

Overview

We are a leading China-based pharmaceutical and biotechnology R&D outsourcing company. We provide a broad range of high-quality, integrated services across the drug discovery and development process to international and Chinese pharmaceutical and biotechnology companies. Our services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. We offer our services on an FTE basis or a fee-for-service basis. Capitalizing on our broad service offerings, the experience and expertise of our skilled scientists and our state-of-the-art facilities and equipment, we help our customers discover and develop novel drug candidates efficiently. We have a diversified and loyal global customer base. We provide services to nearly 400 customers, including many of the top pharmaceutical and biotechnology companies in the world based on revenues and a number of fast-growing biotechnology and specialty pharmaceutical companies, as well as renowned academic and research institutions in the U.S. and China. Most of our customers return to us for additional and often larger projects, and all of our top ten customers in each of 2009 and 2010 remained our customers in 2011, except that one top ten customer ceased business with us since 2010 as a result of a change in business focus after its merger with another customer.

Our experienced and strong R&D team contributes significantly to our market leadership. We have successfully grown our scientific research staff from 1,470 as of December 31, 2009 to 1,796 as of December 31, 2011. Over 62% of our scientific research staff has post-graduate or higher degrees, including many native Chinese scientists and managers who have returned to China after studying or working overseas with experience in global pharmaceutical and biotechnology companies and knowledge of Western business practices. Based in China and headquartered in Shanghai, we are well-positioned to attract a large number of returnees and benefit from an abundant supply of highly skilled, domestically-trained scientific talent in China. We attract, retain and motivate our employees through a comprehensive training and career development program and equity incentive plans.

We conduct our laboratory activities in five primary facilities in China: (i) an approximately 701,000 square-foot headquarters in Shanghai Zhangjiang Hi-Tech Park, including an approximately 105,000 square-foot laboratory and office facility put into use in December 2011 that is dedicated to supporting discovery services for one of our largest customers and approximately 32,000 square-foot in-vivo research facilities and approximately 10,000 square-foot lab and office space that were taken over from Charles River Laboratories International, Inc. in November 2011; (ii) an approximately 13,000 square-foot AAALAC-accredited animal facility in Shanghai Zhangjiang Hi-Tech Park and an approximately 18,000 square-foot large animal facility in Fengxian, Shanghai; (iii) an approximately 68,000 square-foot R&D center in Chengdu, which replaced our former 36,000 square-foot facilities when it became operational in April 2011; (iv) an approximately 28,000 square-foot manufacturing facility in Nanhui, Shanghai, which substantially ended operations in 2011 and is in the process of being closed; and (v) an approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai under development. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. The construction and development of the rest of the manufacturing facility will start when demanded by our future business growth. We are also developing an approximately 150,000 square-foot office and laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. Approximately 32,000 square-foot of the laboratory service building has been completed and went into operation in November 2011 and the construction of the rest of the areas will start when demanded by our future business growth. Our strategic location in China provides us many advantages, including relatively low-cost labor, developed infrastructure and favorable government incentives as well as a large talent pool.

We have experienced solid growth in recent years. Our net revenues increased from US$72.3 million in 2009 to US$90.3 million in 2010 and US$111.6 million in 2011, representing a Compound Annual Growth Rate, or CAGR, of 24.2%. The number of our customers increased from 134 in 2009 to 237 in 2010 and 395 in 2011. Our net income increased from US$9.8 million in 2009 to US$13.0 million in 2010 and slightly decreased to US$11.2 million in 2011, mostly due to higher share-based compensation expenses.

Customers

Our customers consist primarily of large pharmaceutical and biotechnology companies located throughout the world. We provide services to nearly 400 customers, including many of the top pharmaceutical and biotechnology companies in the world in terms of revenues and a number of fast-growing biotechnology and specialty pharmaceutical companies, as well as renowned academic and research institutions in the U.S. and China. We generated a significant majority of our total net revenues over the last three years from sales to customers located in the United States. All of our top ten customers in each of 2009 and 2010 remained our customers in 2011, except that one top ten customer ceased business with us since 2010 as a result of a change in business focus after its merger with another customer.

The following table sets forth our growing customer base:

	For the years ended December 31,
	2009	2010		2011
Top ten customer concentration (% of net revenues)	65	63		62
Total number of customers	134	237		395
Number of top ten customers that remain as our customers in 2011	10	9	(1)	9	(1)
Average net revenues per top ten customer (millions of US$)	4.7	5.7		6.9

Notes:
(1)	Two of our top-ten customers in 2009 were merged with other customers in 2010. One continues to do business with us after its merger. The other ceased doing business with us as a result of a change in the focus of its business after its merger.

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

Our two largest customers in 2009 and 2010, accounted for 27% and 10% of our net revenues in 2009 and 21% and 8% of our net revenues in 2010, respectively. Our two largest customers in 2011, accounted for 18% and 11% of our net revenues in 2011, respectively. No other customer accounted for more than 10% of our net revenues in those periods. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—A limited number of our customers have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these customers could significantly reduce our revenues and materially and adversely affect our financial condition, results of operations and prospects.”

Our Services

We provide a broad range of high-quality, integrated services across the drug discovery and development process to international and Chinese pharmaceutical and biotechnology companies. Our services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. We conduct our operations primarily at our headquarters in Shanghai Zhangjiang Hi-Tech Park, our cGMP manufacturing facility in Fengxian, Shanghai and our R&D center in Chengdu. The following chart sets forth the drug R&D process and our services:

Discovery Chemistry

Our core service offering is discovery chemistry. In the drug discovery process, we seek to identify hits, which are chemical compounds or therapeutic antibodies or proteins that interact with a potential drug target with sufficient potency and selectivity to warrant further testing and refinement as possible drug candidates, or leads. When we identify and assess a lead, we further refine and optimize the chemical structure of the lead to improve its drug characteristics with the goal of producing a preclinical drug candidate. As of December 31, 2011, our discovery chemistry team consisted of 1,255 scientific research staff. Our discovery chemistry services include:

Medicinal chemistry. Our medicinal chemistry services include hit generation and assessment, hit-to-lead and lead optimization services. We focus on a traditional medicinal chemistry approach, a process through which a series of compounds are carefully designed with the aid of modern computational chemistry and structure-activity relationship or SAR analysis, followed by chemical synthesis and evaluations of biological activities and drug metabolism and pharmacokinetics (DMPK), absorption, distribution, metabolism and excretion (ADME) or toxicology properties. We also design and synthesize focused libraries to support SAR analysis.

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

Discovery Biology and Preclinical Development

We began providing discovery biology and preclinical development offerings in 2007. As of December 31, 2011, our discovery biology and preclinical development team consisted of 338 scientific research staff. With increasing customer demand, we anticipate that discovery biology and preclinical development services will increasingly contribute to our growth and profitability.

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

Preclinical Development

Our preclinical development team provides biology-based screening, profiling and other services for the drug preclinical development process, which primarily include:

•

In Vivo. Our In Vivo services include rodent screening based on pharmacokinetic characteristics for rapid drug candidate selection and dog and non-human primate PK for prediction of drug properties in humans. We have the expertise to administer drugs to animals orally, intravenously and by infusion and to sample various body fluids and tissues for evaluation of the in vivo behavior of new chemicals including absorption, distribution, metabolism and excretion.

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

Pharmaceutical Development

We provide broad, integrated pharmaceutical development services to our customers to support the drug development process. Our pharmaceutical development services focus on the early phases of the drug development process and include preformulation and formulation, process R&D, analytical development and validation and research manufacturing services. We began offering pharmaceutical development services in 2005. As of December 31, 2011, our pharmaceutical development services team consisted of 130 scientific research staff. Our pharmaceutical development services include:

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

•

Research Manufacturing. We provide manufacturing services for our customers to manufacture drug substances and drug products under cGMP regulations in sufficient quantities to conduct early stage drug development, including GLP Toxicology and Phase I Clinical Trial studies. Our cGMP kilo-lab facility located in Shanghai Zhangjiang Hi-Tech Park has the capacity to manufacture advanced intermediates and APIs in increasing quantities ranging from lab quantities, which are measured in grams, to scale-up quantities to support drug development activities, which are measured in tens to hundreds of kilograms. Our cGMP product suite facility in Shanghai Zhangjiang Hi-Tech Park has the capacity to manufacture drug products to support Phase I Clinical Trial studies.

We are developing an approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai designed to manufacture advanced intermediates and APIs for preclinical testing and clinical trials. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. Phase B of the Fengxian facility, comprising approximately 260,000 square feet, will include a cGMP- quality API plant and a formulation pilot plant. We plan for this facility to primarily manufacture APIs for later- stage clinical trials and potential FDA-approved drugs. The phase B construction will start when demanded by our future business growth. We are also developing an approximately 150,000 square-foot office and laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. Approximately 32,000 square-foot of the laboratory service building has been completed and went into operation in November 2011 and the construction of the rest of the areas will start when demanded by our future business growth. We may build additional manufacturing facilities if we experience strong demand for commercial manufacturing of FDA- or EMEA-approved drugs.

Biologics

Capitalizing on the commercial success of therapeutic monoclonal antibodies and recombinant proteins in the past decade and the increasing demand for biologics contract research, we began providing biologics services in early 2010, with an initial focus on the discovery and preclinical stages, to design and implement strategies for the discovery, engineering and delivery of therapeutic antibody and recombinant protein drug candidates for clinical development. As of December 31, 2011, our biologics team consisted of 73 scientific research staff. Our current biologics services primarily include:

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

Competition

We primarily compete with international and Chinese contract research organizations, or CROs. We anticipate that we will face increased competition as new companies enter the market and advanced technologies become available. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We face increasingly intense competition. If we do not compete successfully against new and existing competitors, demand for our services and related revenues may decrease and we may be subject to increasing pricing pressure.”

The pharmaceutical and biotechnology R&D outsourcing market remains highly competitive. We compete with WuXi PharmaTech across the breadth of our service offerings and compete with local Chinese contract research companies in various service areas. We also compete with industry participants in certain service areas, for example with Albany Molecular Research, Inc. in discovery chemistry and pharmaceutical development, and Cerep S.A. and Covance Inc. in discovery biology and preclinical development.

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

Insurance

We maintain property insurance policies covering physical damage or loss of our equipment, and office furniture, employer’s liability insurance generally covering death or work injury of employees, public liability insurance covering third party bodily injury and property damage incurred in connection with our business within China, and directors and officers liability insurance. We do not have general liability or product liability insurance covering our whole business or all of our products and services. We currently maintain general liability insurance for five contracts covering, among other things, bodily injury and property damages arising out of the products or services provided under these contracts. The aggregate net revenues derived from these contracts in 2011 accounted for 16% of our total net revenues in this period. The aggregate maximum coverage amount under the insurance policy for these contracts is US$5 million for bodily injury and property damage arising out of our products or services and economic loss sustained by persons or entities due to deficiencies in our products or services. We do not maintain business disruption insurance or key man life insurance. We believe our insurance coverage is customary for companies of comparable size in comparable industries in China. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.”

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

In addition, the purchase of radioisotope materials needs to be approved by relevant environmental protection authorities and registered with relevant environmental protection authorities after the transfer and the disposal of radioisotope material waste should be performed by qualified entities and be filed with relevant environmental protection authorities. Enterprises using radioisotopes and radial equipment should conduct yearly evaluation on the safety and maintenance conditions of these equipment, and submit such report to the relevant environmental protection authorities.

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

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to a 25% PRC enterprise income tax on their worldwide income. The Implementing Rules define “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, SAT Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. SAT Circular 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Circular 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to PRC resident enterprises incorporated offshore. Although the SAT Circular 82 and Circular 45 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, foreigners or foreign enterprises, the determining criteria set forth in the Identification Circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals.

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or any of our Hong Kong subsidiaries is considered a PRC resident enterprise, (1) we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; and (2) there is no assurance that dividend we receive from our subsidiaries would qualify as tax-exempt income pursuant to the PRC Enterprise Income Law as the SAT and other PRC authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals for PRC enterprise income tax purposes. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations.”

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

Pursuant to the PRC Provisional Regulation on VAT, and its implementing rules, we are required to pay a VAT on the gross sales proceeds received from compound delivery services or product sales activities, less any creditable Input VAT already paid or borne. VAT is levied generally at a rate of 17%, while certain export sales are entitled to certain VAT credits.

On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies which are designated by Shanghai local tax authorities as operating in certain modern service sectors are required to pay value added tax, or VAT, in lieu of business tax. As a result of the pilot program, our PRC subsidiaries located in Shanghai are subject to VAT at the rate of 6% for sales proceeds received from certain laboratory services and 17% for sales proceeds received from compound delivery services or product sales activities. The services related to technology development and transfer remain to be tax exempted subject to the approval of relevant tax authorities.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempted from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in Hong Kong, which are the direct holding companies of our PRC subsidiaries. Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, as well as the Arrangement between the Mainland of China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Arrangement, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiaries may be subject to withholding tax at a preferential rate of no more than 5%, provided that our Hong Kong subsidiaries are determined by the relevant PRC tax authorities to be “non-resident enterprises” and hold at least 25% of the equity interests of our PRC subsidiaries. A non-resident enterprise under the PRC Enterprise Income Tax Law is incorporated in jurisdictions other than PRC but has an establishment or place of business (other than Management Bodies) in China or, despite the non-existence of such establishment or place in China, derives income within China. The State Administration for Taxation promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company established for the purpose of avoiding or reducing taxes or transferring or accumulating profits. If we are considered as a PRC tax resident enterprise for tax purposes, any dividends paid by us as well as gains realized by our shareholders or ADS holders from the transfer of our shares may be regarded as China-sourced income and as a result subject to PRC withholding tax at a rate of up to 10% in the event that such shareholders or ADS holders are non-resident enterprises. In addition, our individual shareholders may be subject to a PRC individual income tax on such dividends and gains at a rate of 20% in accordance with the PRC Individual Income Tax Law if such dividends and gains are deemed income derived from sources within the PRC. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and ADSs may also be subject to PRC tax if we are treated as a PRC “resident enterprise.”

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

Pursuant to Circular 142, the RMB fund from the settlement of foreign currency capital of a foreign- invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In November 2010, SAFE promulgated an official notice requiring the authenticity of settlement of the funds raised from offshore offerings to be closely examined and the settlement of funds should conform to their intended use as listed in the offering document. For the settlement of funds in excess of those intended by the offering document or for a purpose other than that listed in the offering document, resolutions by the board of directors of such enterprises relating to the use of funds shall be submitted as a separate application document. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of the Circular 142 could result in severe monetary fines or penalties.

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

In May 2011, SAFE issued Circular 19 which provides for detailed operating procedures and specific instructions for SAFE registration under the Circular 75. According to Circular 19, before SAFE accepts the application for remedial registration under Circular 75, SAFE may impose administrative penalties on the PRC resident individuals and the relevant PRC domestic enterprises if: (i) the relevant offshore enterprise has undergone a material change in its assets or equity interests, (ii) such domestic enterprise made any false statement when applied for the SAFE registration, and/or (iii) the domestic enterprise directly or indirectly controlled by the offshore enterprise has made any overseas payment such as dividend distribution, equity transfer, capital decrease and repayment of shareholder loan since November 1, 2005. If for any reason the relevant government authorities in China determine that our founders do not comply with Circular 75, our founders and PRC Subsidiaries may be subject to administrative measures and penalties and any proposed foreign exchange transaction between our Hong Kong intermediary holding companies and their directly owned subsidiaries in China may be restricted. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

On February 20, 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or the Stock Option Rules, which supersedes certain rules issued by SAFE in 2007. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee share holding plans and share option plans or other similar share incentive plans of overseas listed companies.

According to the Stock Option Rules, PRC citizens or residents habitually residing in the PRC continuously for over one year, who have been granted shares or share options by an overseas-listed company according to its share incentive plans, are required to, through a PRC subsidiary of such overseas listed company, appoint a PRC domestic qualified agent, register with SAFE or its local counterpart and complete certain other procedures related to the share incentive plans. Concurrent with the registration with SAFE or its local counterpart, the PRC domestic qualified agent shall obtain approval from SAFE or its local counterpart for an annual foreign exchange allowance and the opening of a special foreign exchange account at a PRC domestic bank to hold the funds in connection with share holding or share option exercises. Currently, foreign exchange income of the participating PRC residents received from the sale of share and dividends distributed by the overseas listed company are required to be fully remitted into such special domestic foreign currency account before the distribution to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Stock Option Rules. As an overseas listed company, we and our Chinese employees who have been granted share options, RSUs or shares are subject to, and intend to comply with, the foregoing requirements.

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

Many issues with respect to the Stock Option Rules require further interpretation. We and our PRC employees who have participated in an employee share ownership plan or share option plan are subject to the Stock Option Rules. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiaries.

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

D. Property, Plants and Equipment

We are headquartered in Shanghai and conduct our business operations in five primary facilities in China:

•

An approximately 701,000 square-foot headquarters in Shanghai Zhangjiang Hi-Tech Park, including an approximately 105,000 square-foot laboratory and office facility put into use in December 2011 that is dedicated to supporting discovery services for one of our largest customers and approximately 32,000 square-foot in-vivo research facilities and 10,000 square-foot lab and office space that were taken over from Charles River Laboratories International, Inc. in November 2011.

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

•

An approximately 68,000 square-foot R&D center in Chengdu when it became operational in April 2011, which replaced our former 36,000 square-foot facility in Chengdu, to meet the increased demand for our discovery chemistry services.

•

An approximately 460,000 square-foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai, which is under development, designed to manufacture advanced intermediates and APIs for preclinical testing and clinical trials. Phase A of the cGMP-quality multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. The construction and development of the rest of the manufacturing facility will start when demanded by our future business growth.

•

An approximately 150,000 square-foot office and laboratory services building in Fengxian, Shanghai, which is under development primarily for pharmaceutical development services. Approximately 32,000 square-foot of the laboratory service building has been completed and went into operation in November 2011 and the construction of the rest of the areas will start when demanded by our future business growth.

We also have an approximately 28,000 square-foot manufacturing facility, including a mini-pilot plant, a kilo-lab and a cleaning room unit, in Nanhui, Shanghai primarily used for pharmaceutical development services before our Fengxian manufacturing facility commenced its operation. The Nanhui facility substantially ended its operations in January 2011 and is in the process of being closed.

We own the Chengdu new R&D center and the manufacturing facility and the laboratory services building in Fengxian, Shanghai. Our remaining primary facilities consist of buildings leased from several property owners, including Shanghai PharmValley Corp., a related party. We have entered into a lease for each building. The leases generally have terms from two to five years and may be renewed by the parties. We generally make rental payments quarterly. Most of our leased buildings are used for office space and research activities.

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

A. Operating Results

Overview

We are a leading China-based pharmaceutical and biotechnology R&D outsourcing company. We provide a broad range of high-quality, integrated services across the drug discovery and development process to international and Chinese pharmaceutical and biotechnology companies. Capitalizing on our broad service offerings, the experience and expertise of our skilled scientists and our state-of-the-art facilities and equipment, we help our customers discover and develop novel drug candidates efficiently. We have a strong and diversified customer base. We provide services to nearly 400 customers, including many of the top pharmaceutical and biotechnology companies in the world in terms of revenues and a number of fast-growing biotechnology and specialty pharmaceutical companies, as well as renowned academic and research institutions in the U.S. and China. We have experienced solid growth in recent years. The number of our customers increased from 134 in 2009 to 237 in 2010 and 395 in 2011, and our scientific research staff increased from 1,470 as of December 31, 2009 to 1,796 as of December 31, 2011.

We operate our business as a single segment. Our services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. Our core service offering is discovery chemistry. Newer services, such as discovery biology, preclinical development and biologics services have grown at a higher rate than discovery chemistry. For example, in September 2011, we formed our first strategic partnership with Jiangsu Hengrui Medicine Co., Ltd. for the development of novel therapeutic monoclonal antibodies. Our integrated service platform allows us to cross-sell additional services to our existing customers. We saw increasing demand from our existing and new customers for integrated services, and a significant majority of our customers hired us for more than one service in each of 2009, 2010 and 2011. We offer our services on an FTE basis or a fee-for-service basis. We derive a significant majority of our net revenues from FTE-based services.

Our net revenues increased from US$72.3 million in 2009 to US$90.3 million in 2010 and US$111.6 million in 2011, representing a CAGR of 24.2%. Such increases were primarily attributable to an increase in the number of customers and resulting projects, broadened service offerings and expanded service capabilities. Our average net revenues per top ten customers increased from US$4.7 million in 2009 to US$6.9 million in 2011.

Our profits from operations increased from US$10.2 million in 2009 to US$10.4 million in 2010 and decreased to US$9.7 million in 2011. Our net income increased from US$9.8 million in 2009 to US$13.0 million in 2010 and decreased to US$11.2 million in 2011. The decrease in 2011 was mostly due to higher share-based compensation expenses totaled US$0.3 million, US$3.7 million, and US$6.2 million, respectively.

The global pharmaceutical and biotechnology industry has experienced significant consolidation and, during the global financial crisis, some pharmaceutical and biotechnology companies experienced financial difficulties. As a result, some of our customers reduced their R&D budgets especially in 2009 and 2010. We believe our strong growth in net revenues from 2009 to 2011 despite industry consolidation and global financial crisis reflected our customers’ recognition of our high-quality, integrated services.

Factors Affecting Our Results of Operations

We believe the following factors have had, and will continue to have, a significant effect on our results of operations:

Growth of the Global Pharmaceutical and Biotechnology R&D Outsourcing Industry. The growth of the global pharmaceutical and biotechnology R&D outsourcing industry has significantly affected, and is expected to continue to significantly affect, our results of operations. This growth has been primarily driven by the need to contain the cost of drug R&D, accelerate drug R&D process and meet the rising demand from the biotechnology industry. Many large pharmaceutical and biotechnology companies have been “offshoring” and/or outsourcing R&D activities to regions with significant resource and cost advantages, such as China. Advantages offered by China include a large talent pool in the chemistry, biology and medical sciences and related fields, relatively low-cost labor, developed infrastructure and favorable government incentives. The global pharmaceutical and biotechnology industry has experienced significant consolidation and, during the global financial crisis, some pharmaceutical and biotechnology companies experienced financial difficulties. As a result, some of our customers reduced their R&D budgets especially in 2009 and 2010. However, the trend in increasing global pharmaceutical and biotechnology R&D outsourcing activities has continued and is expected to continue in the near future.

Expansion of Our Service Offerings and Capabilities. Expansion and marketing of our service offerings and capabilities are essential to the growth of our business. We believe our customers value our ability to offer a wide range of quality services to meet their drug R&D needs, and we expect to capitalize on our strong customer base and expand our service offerings along the drug discovery and development value chain. Initially focusing on discovery chemistry services, we introduced pharmaceutical development services in 2005 and discovery biology and preclinical development services in 2007. We began offering biologics services in early 2010 which have experienced rapid growth since 2011. We have an approximately 460,000 square- foot cGMP-quality multi-purpose manufacturing facility in Fengxian, Shanghai, which is under development. Phase A of the multi-purpose manufacturing facility commenced operations on its initial phase of production in January 2011. The construction and development for the rest of the manufacturing facility will start when demanded by our future business growth. We are also developing an approximately 150,000 square-foot office and laboratory services building in Fengxian, Shanghai primarily for pharmaceutical development services. Approximately 32,000 square-foot of the laboratory service building has been completed and went into operation in November 2011 and the construction of the rest of the areas will start when demanded by our future business growth. Our business and results of operations will depend significantly on our ability to expand our service offerings and capabilities as planned and create demand for those newly expanded services or capabilities.

Labor Costs. Labor costs, which constitute a significant component of our cost of revenues, selling and marketing expenses and general and administrative expenses, significantly affect our profitability. Our employee base increased substantially from 1,713 as of December 31, 2009 to 2,076 as of December 31, 2011 and is expected to increase to meet our anticipated growth needs. In addition, our labor costs increased from 2009 to 2011 as we hired more senior scientists for newer services, such as discovery biology and preclinical development, pharmaceutical development and biologics, as well as more senior management as part of our strategy to grow our business. The build-up of our senior management team and corporate managerial and supporting infrastructure was near completion at the end of 2010 and we believe that our current infrastructure will be sufficient to support our growth in the near future. The increases in labor costs were also attributable to appreciation of the Renminbi relative to the U.S. dollar, as we generally pay our employees in Renminbi, and overall rising labor costs in China. These increases were partially offset by efficiencies gained by our scientists and by our entry into higher margin services. We expect our labor costs as a percentage of total net revenues to decrease or remain relatively stable in the near future as we expect to hire more junior scientists to further expand our R&D team and leverage the experience and expertise of our senior scientists.

Fluctuations in Exchange Rates. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. Any further appreciation in the value of the Renminbi against the U.S. dollar will increase our cost of revenues and operating expenses and, if not passed on to our customers in the form of higher prices, adversely affect our margins.

Selected Statements of Operations Items

Net Revenues

Our net revenues comprise our total revenues from operations, less sales taxes. We offer our laboratory services on an FTE basis or a fee-for-service basis. An FTE arrangement differs from fee-for-service arrangements in that generally a team of our scientists is assigned to the needs of an individual customer for a particular period. The customer pays a fixed rate per FTE regardless of the workload or changes in the assignment, as determined in each contract, and the price generally includes some of the material costs incurred. Fees from FTE services are generally not contingent on outcomes or other deliverables or milestones. Revenues from fee-for-service contracts are typically contingent on successful performance of a service or delivery of a product and the price is often fixed in the contract. Fee-for-service contracts have different terms but are generally shorter in duration than FTE contracts. Revenues from these contracts fluctuate from period to period depending on, among other things, the nature of services and the completion schedule. The increases in our net revenues from 2009 to 2011 were attributable primarily to higher volumes from our top customers, greater cross selling of services, an increase in the size of our customer base and a broader scope of services we provided to our customers. We began providing pharmaceutical development services in 2005 and discovery biology and preclinical development services in 2007. We introduced biologics services in early 2010 which have experienced rapid growth since 2011. We derive a significant majority of our revenues from FTE contracts. The following table sets forth our FTE-based net revenues and fee-for-service-based net revenues by amount and as a percentage of our total net revenues for the periods indicated:

	Years Ended December 31,
	2009		2010		2011
	Net Revenues	%	Net Revenues	%	Net Revenues	%
	(in millions of US$, except for percentages)
FTE-based net revenues	56.7	78.4%	65.4	72.4%	80.7	72.3%
Fee-for-service-based net revenues	15.6	21.6	24.9	27.6	30.9	27.7

Total net revenues:	72.3	100.0%	90.3	100.0%	111.6	100.0%

We derive FTE-based revenues primarily from our discovery chemistry and discovery biology services. FTE-based revenues as a percentage of our total net revenues decreased from 78.4% in 2009 to 72.4% in 2010 and 72.3% in 2011 as we expanded our newer service offerings, such as preclinical development and biologics services, which are more typically covered by fee-for-service contracts.

We generated a majority of our net revenues in 2009, 2010 and 2011 from U.S.-based customers, with most of the remaining revenues from customers based in Europe, Japan and China. In 2011, we experienced significant revenue growth from customers based in China, including both local pharmaceutical companies and smaller domestic laboratories, as well as major multinational biotech and pharmaceutical companies’ Chinese R&D centers. In light of the increased drug development activities from domestic pharmaceutical and biotech companies and increased R&D investment into China by global pharmaceutical and biotech companies, we anticipate our China business will continue to grow and generate a larger percentage of our total revenues. A majority of our net revenues came from pharmaceutical companies, while biotechnology and specialty pharmaceutical customers contributed a significant portion of our net revenues during the same periods.

Cost of Revenues

Cost of revenues consists primarily of (i) labor costs, including salaries, bonuses and other benefits, for employees who provide laboratory services, (ii) raw material costs, including catalysts, reagents, solvents and other laboratory supplies and (iii) overhead costs, which primarily include the depreciation of equipment and owned facilities, property improvement and operating lease expenses for our leased facilities as well as utility expenses related to all our facilities.

Labor is a significant component of our cost of revenues and therefore an important factor affecting our profitability. Our headcount increased substantially from 2009 to 2011 as we expanded our service offerings and is expected to continue increasing to meet our anticipated growth needs. Our labor costs excluding share-based compensation expenses as a percentage of total net revenues remained relatively stable from 2009 to 2011 due to our hiring of more senior scientists for our newer services, appreciation of the Renminbi relative to the U.S. dollar and overall rising labor costs in China, offset by efficiencies gained by our scientists and by our entry into higher margin services.

Our raw material costs as a percentage of our total net revenues decreased from 2009 to 2010 but increased in 2011. Our newer service offerings including discovery biology, pharmaceutical development and biologics services generally have much higher raw material consumptions than our core discovery chemistry services although major expensive reagents can be reimbursed from our customers. With the strong growth of these newer service offerings in 2011, the overall raw material costs as a percentage of our total net revenues increased as a result of changes in service mix, which was partially offset by our tighter cost control measures such as improving raw material usage efficiencies, as well as our increased purchase bargaining power resulted from our economies of scale.

Our overhead costs increased from 2009 to 2011 as we expanded our facilities and purchased new equipment; for example, our overhead costs increased as a result of increasing operating lease expenses for our expanding laboratory facilities and depreciation of our new R&D center in Chengdu, our manufacturing facility and laboratory services building in Fengxian, Shanghai.

Cost of revenues also includes an allocation of our share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Gross Profit and Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Changes in our gross profit and margin from period to period are primarily driven by an allocation of our share-based compensation charges from period to period, changes in our service mix and net revenue per FTE as well as exchange rate fluctuations. Our gross margin was 33.0% in 2009, 33.4% in 2010 and 32.3% in 2011. Our gross margin was negatively impacted by the appreciation of the Renminbi relative to the U.S. dollar during these periods. Appreciation of the Renminbi, the currency in which we incur most of our expenses, in relation to the U.S. dollar, the currency in which we earn most of our revenues, puts pressure on our gross margin. Our gross margin was also negatively impacted by our increased share-based compensation costs and by increased depreciation expenses related to our expanded facilities and equipment as well as increased rental and utility expenses related to our expanded facilities. These adverse effects were partially offset by efficient material usage and improvements in operational efficiency.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and other operating income and expenses.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries, bonuses, commissions and other benefits of our sales and business development personnel and promotional activities and tradeshow expenses. Our selling and marketing expenses increased from 2009 to 2011 primarily because we have built and are continuing to expand our sales and marketing teams in the U.S. and Europe during these periods. We expect that selling and marketing expenses will grow as a result of our efforts to increase market presence and drive revenue growth.

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

Our general and administrative expenses increased from 2009 to 2011 as our business expanded, including the hiring of additional executives and management staff. The build-up of our managerial and supporting infrastructure was near completion at the end of 2010 and we believe that the current infrastructure will be sufficient to support our growth in the near future. The increase of our general and administrative expenses was also attributable to the increased professional fees we incurred as a public company. We expect our general and administrative expenses to increase in future periods as our business grows but decrease or keep relatively stable in future periods as a percentage of our net revenues.

Other Operating Income and Expenses. Other operating income and expenses consist of research and hiring or training related government subsidies and the costs incurred related to such subsidies. Such income and expenses were recorded in other income and cost of revenues or general and administrative expenses, respectively in 2009, 2010 and the first half of 2011. Since the third quarter of 2011, as a result of an accounting policy change, the research and hiring or training related government subsidies were reclassified to other operating income, the costs related to research related subsidies were reclassified from cost of revenues to other operating expenses, and expenses related to hiring or training related subsidies continue to be recorded in general and administrative expenses. Although ASC 250 requires a retrospective application, management determined that a prospective application is deemed reasonable due to the insignificant impact on prior periods. See “—Critical Accounting Policies—Government Subsidies.”

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

Hong Kong. Our subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2009, 2010 and 2011. Accordingly, we did not pay Hong Kong profits tax during these periods.

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

Shanghai ChemExplorer Co., Ltd. was entitled to a one-year exemption from enterprise income tax for 2007, and a 50% reduction on the otherwise applicable enterprise income tax rate for the subsequent three years, and Shanghai PharmaExplorer Co., Ltd. and Shanghai ChemPartner Co., Ltd. were entitled to a two-year exemption from enterprise income tax for 2007 and 2008, and a 50% reduction on the otherwise applicable enterprise income tax rate for the subsequent three years. Accordingly, the enterprise income tax rate applicable to Shanghai ChemExplorer Co., Ltd. increased from 10% in 2009 to 11% in 2010. The enterprise income tax rate applicable to Shanghai PharmaExplorer Co., Ltd. and Shanghai ChemPartner Co., Ltd. increased from 10% in 2009 to 12% in 2011. After the expiration of such preferential enterprise income tax rate, both Shanghai ChemExplorer Co., Ltd. and Shanghai ChemPartner Co., Ltd. will be entitled to a preferential tax rate of 15% until 2013 as approved Technical Advanced Service Enterprises, which status is effective from 2010 to 2013, subject to review by the tax authority and the approval authority. Shanghai PharmaExplorer Co., Ltd will be subject to a uniform tax rate of 25% starting 2012. In addition, Shanghai ChemExplorer Co., Ltd. and Shanghai ChemPartner Co., Ltd. were approved as high and new technology enterprises in 2008 and are entitled to a preferential tax rate of 15% effective from January 1, 2008. The high and new technology enterprise status is subject to approval and renewal every three years with current approval extending to October 19, 2014. Neither Shanghai ChemExplorer Co., Ltd. nor Shanghai ChemPartner Co., Ltd. has applied to, or obtained approval from, the local tax authority for the 15% preferential tax rate as a high and new technology enterprise since the two companies are already enjoying the 15% rate as Technical Advanced Service Enterprises.

Chengdu ChemPartner Co., Ltd. is located in Chengdu, China and was entitled to an exemption from income tax for the years 2008 and 2009 and a 50% reduced applicable corporate income tax rate for the subsequent three years (“2+3” tax holiday). In 2010, the local government approved that Chengdu ChemPartner Co., Ltd. was entitled to a 15% preferential tax rate in 2010 according to a preferential tax policy adopted to promote the development of China’s western regions. The 2+3 tax holiday and that preferential tax rate can be enjoyed at the same time. Accordingly, Chengdu ChemPartner Co., Ltd. was subject to a preferential tax rate at 7.5% in 2010. The preferential tax policy expired on December 31, 2010 and was renewed for another ten years effective January 1, 2011. As a result, Chengdu ChemPartner Co., Ltd. would be entitled to a preferential tax rate at 7.5% in 2011 as well. The entitlement to such preferential tax rate is subject to approval and renewal by local government annually. In addition, Chengdu ChemPartner Co., Ltd. was recognized as a high and new technology enterprise in 2008 and is entitled to a preferential tax rate of 15% which cannot be enjoyed at the same time with the 2+3 tax holiday. The high and new technology enterprise status is subject to approval and renewal every three years with current approval extending to October 11, 2014. Chengdu ChemPartner Co., Ltd has not applied to, or obtained approval from, the local tax authority for the 15% preferential tax rate as a high and new technology enterprise since we are already enjoying the 7.5% rate under the preference of promoting the development of China’s western regions and the 2+3 tax holiday.

Our effective enterprise tax rate increased to 18% in 2011 from 14% in 2009 and 2010, mainly as a result of these changes. See “Note 14—Taxation” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Revenue Recognition

We provide a broad range of integrated laboratory and manufacturing services in the drug discovery and development process to pharmaceutical and biotechnology companies. Laboratory services include contracts on FTE basis and fee-for-service basis.

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds.

For laboratory services provided under a FTE basis, the customer pays a fixed rate per laboratory worker on a full time employment basis and we recognize revenue as the services are provided. The FTE contracts do not require acceptance by the customer or have obligations for fixed deliverables by us.

Prior to January 1, 2011, Laboratory services provided on a fee-for-service basis often include multiple elements of deliverables. Upon entering into such contractual agreements involving multiple elements of deliverables, we first determine whether each deliverable has standalone value to the customer. If the deliverables each have standalone value to the customer, then a separate unit of accounting is adopted to each separate deliverable. If any of the deliverables are not considered to have standalone value to the customer, then the deliverables are considered bundled and only one unit of accounting is assigned to the entire arrangement.

In September 2009, the FASB amended the accounting standards for multiple deliverables revenue arrangements. The new standard was adopted effective January 1, 2011 and requires us to use our best estimate of selling price (“BESP”) for the deliverables in an arrangement when vendor specific objective evidence (“VSOE”) or third party evidence of the selling price (“TPE”) is not available. The BESP should be determined in a way that is consistent with the price at which we would sell the deliverable if the item were to be sold separately. The residual method of allocating arrangement consideration will no longer be permitted.

We generally are not able to establish TPE or VSOE for our services, as the deliverables are highly customized and competitor pricing is not available or we are unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis. BESP for deliverables is generally established based on labor costs, reagents and supplies costs, overhead costs, risks and complexity of the work and expected profit margins developed from the competitive bidding process for customer contracts. We allocate the contractual arrangement’s value at the inception of the arrangement using relative fair value method based upon BESP. Consistent with our accounting policies prior to the adoption of this standard, revenue is recognized as each element is earned, provided that the fair value of the undelivered element(s) has been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and we are in control of the undelivered element(s). An element is considered earned upon the delivery or acceptance of the deliverables. The adoption of this standard did not have any impact on our consolidated financial statements.

For arrangements that include service elements, revenue is recognized for the service element using the proportionate performance method. We base measurement of performance on a comparison of direct labor hours through that date to the estimated total direct labor hours to complete the arrangement under the contract. We believe this is the best indicator of the performance of the contractual obligations. Changes in the estimated total direct labor hours to complete a contract without a corresponding proportional change to the contract value result in a cumulative adjustment to the amount of revenue recognized in the period in which the change in estimate is determined.

Under certain arrangements, a portion of the payments owed to the Group are contingent upon successful achievement of performance standards or research and development success milestones. Revenues are recognized when the milestone achievements are accepted by the customers.

Under certain fee-for-service arrangements, the customers confirm the acceptance of the completed deliverables but require us to hold the deliverables temporarily to meet their shipping schedules. Under such arrangements, the customers also confirm that we have the rights to bill them upon the acceptance and any extra reprocessing costs due to the delay of shipping are to be burdened by them. So for such bill and hold arrangements, revenue is recognized upon acceptance of the deliverables by the customers even if delivery doesn’t occur. The amount of bill and hold sales were immaterial for 2009, 2010 and 2011. At December 31, 2011, there were no bill and hold arrangements outstanding.

In the event of changes in the scope, nature, duration, or volume of services of the contract with a customer, we negotiate to modify its existing contract or establish a new contract to reflect the changes. We recognize renegotiated amounts as revenue by revision to the total contract value resulting from the renegotiated contract.

Most of our revenue contracts can be terminated by our customers either immediately or after a specified period following notice. These contracts typically require the customer to pay the Group the fees earned through the termination date. Therefore, revenue recognized prior to cancellation generally does not require an adjustment upon cancellation.

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

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparing their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value. We need to make judgments and estimates on expected cash flow and discount rates to derive fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2009, 2010 and 2011.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. We provide specific allowance for doubtful accounts when facts and circumstances indicate that the collection is doubtful and a loss is probable and estimable. For the years ended December 31, 2009, 2010 and 2011, we recorded allowances for doubtful accounts of US$30,000, US$34,058 and US$149,783, respectively, and we wrote off doubtful accounts of nil, US$113,435 and nil, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability to generate taxable income in future years. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities. We follow the guidance on accounting for uncertain tax positions in income taxes to recognize and measure our uncertain tax positions. We recognize a tax benefit from an uncertain tax position only if we believe it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that we believes is more likely than not to be realized upon ultimate settlement of the position. Components of the reserve are classified as either a current or long-term liability in the consolidated balance sheets based on when we expect each of the items to be settled. We accrue interest and penalties in relation to unrecognized tax benefits as a component of income tax expense.

Share-Based Compensation Expenses

2008 Equity and Performance Incentive Plan

On May 19, 2008, we adopted the 2008 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. On February 24, 2010, we amended and restated the 2008 Plan to increase the maximum aggregate number of our shares that may be issued under the 2008 Plan to 36,562,358 shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2008 Equity and Performance Incentive Plan” for a summary of the key terms of the 2008 Plan. As of December 31, 2011, options to purchase 32,593,840 ordinary shares were outstanding. The following table sets forth the options granted since the adoption of the 2008 Plan that were outstanding as of December 31, 2011:

Date of Grant	Options Outstanding	Exercise Price	Grant Date Fair Value of Ordinary Shares(1)	Weighted Average Fair Value of Options	Grant Date Intrinsic Value
	(in US$, except for number of options)
May 19, 2008	8,525,754	0.50	0.20	0.04	—
October 27, 2008	4,867,812	0.50	0.21	0.04	—
May 13, 2009	2,869,200	0.50	0.45	0.20	—
October 14, 2009	3,014,244	0.50	0.55	0.27	0.05
May 24, 2010	2,917,350	0.65	0.65	0.30	—
July 30, 2010	6,170,760	0.65	0.69	0.33	0.04
November 19, 2010	300,000	0.83	0.63	0.22	—
January 10, 2011	1,800,000	0.69	0.69	0.30	—
June 30, 2011	595,800	0.58	0.58	0.24	—
September 30, 2011	785,200	0.46	0.46	0.19	—
December 30, 2011	747,720	0.40	0.40	0.17	—

Notes:

(1)	Prior to our initial public offering, grant date fair value for ordinary shares was determined based upon the valuation of an independent third party appraiser. After our initial public offering, grant date fair value for ordinary shares was determined based upon the closing price of our ADSs on the New York Stock Exchange on the grant date.

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

We engaged an independent third party appraiser to assess the fair value of our share options and the ordinary shares underlying the options prior to our initial public offering. Since our initial public offering, we have assessed the fair value of our share options without the assistance of a third party appraiser. The share-based compensation expense for share options on the grant date were estimated based on each option’s fair value as calculated using the Black-Scholes option pricing model and the assumptions set forth in the following table:

	Years Ended December 31,
	2009	2010	2011
Risk-free interest rate(1)	3-3.72%	1.68%-3.37%	1.08-2.65%
Expected life (in years)(2)	5-7 years	5-7 years	5-7 years
Expected dividend yield(3)	0%	0%	0%
Expected volatility(4)	42-43%	40%-44%	37%-44%
Fair value per option at grant date	$0.18-0.28	$0.20-0.35	$0.16-0.32

Notes:

(1)	The risk-free interest rate for the contractual term of the share option is based on the yield of China government bonds denominated in U.S. dollars in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	The expected life of the share options granted under the 2008 Plan is based on vesting period, contractual term, share price, the employee’s level within our company and the expected volatility of the underlying shares.
(3)	We do not expect to pay dividends on our ordinary shares during the term of the options.
(4)	Expected volatility related to share options is estimated based on the average historical volatilities data of our company and our comparable companies in similar industry over a time period commensurate with the expected term of the awards as at the valuation dates.

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

•

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

Our share-based compensation expense related to the options granted by us under the 2008 Plan amounted to US$251,950 in 2009, US$930,355 in 2010 and US$1,420,531 in 2011. Determining the value of our share-based compensation expenses requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

Founder’s 2008 Equity and Performance Incentive Plan

In May 2008, our founders and our company established the 2008 Founder’s Plan to attract, motivate and retain our employees, non-employee directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Founder’s 2008 Equity and Performance Incentive Plan” for a summary of the key terms of the 2008 Founder’s Plan.

In 2009 and 2010, our founders granted RSUs convertible to 2,100,000 and 2,200,000 ordinary shares, respectively, to certain members of our senior management and other employees under the 2008 Founder’s Plan. We estimated the share-based compensation expense for RSUs granted under the 2008 Founder’s Plan based on the fair value of the RSUs on the date of grant. The vesting of RSUs was subject to the occurrence of an initial public offering or a change of control event (as defined in the 2008 Founder’s Plan), whichever occurred earlier. As a result, we did not record any share-based compensation expense in connection with the RSU grants prior to our initial public offering in October 2010 because the vesting conditions for the RSUs (the occurrence of an initial public offering or a change of control event) were not met. For the years ended December 31, 2010 and 2011, 7,541,592 and 2,426,386 RSUs became vested, respectively, and approximately US$2.8 million and US$0.8 million, respectively, were recorded as share-based compensation expense, including approximately US$2.5 million of share-based compensation expense recorded immediately upon the completion of our initial public offering.

2010 Share Incentive Plan and 2011 Share Incentive Plan

We established the 2010 Plan in December 2010 and 2011 Plan in August 2011 to promote our success and enhance value by linking the personal interests of our directors, employees and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. See “Item 6. Directors, Senior Management and Employees— B. Compensation of Directors and Executive Officers—2010 Share Incentive Plan and 2011 Share Incentive Plan” for a summary of the key terms of the 2010 Plan and 2011 Plan. During 2011, we granted a total of 15,016,320 RSUs to certain of our directors, employees and consultants under the 2010 Plan and the 2011 Plan. Each RSU represents the right to receive one ordinary share upon vesting. We estimate the share-based compensation expense for RSUs granted under these two plans based on the fair value of the RSUs on the date of grant. For 5,118,120 of the RSUs granted, each of the grantee’s RSUs shall vest every month up to the first to fourth anniversary of the date of grant. And for the rest of the RSUs granted, each of the grantee’s RSUs shall vest every quarter up to the tenth quarter of the date of grant. Total share-based compensation expenses related to the 2011 grant of RSUs of approximately US$9.1 million will be amortized during the vesting period from 2011 to 2014. Total compensation cost may be adjusted for future changes in estimated forfeitures.

Government Subsidies

Our government subsidies can generally be divided into (i) research related, (ii) hiring or training related, (iii) capital expenditure related and (iv) others.

For research related and hiring or training related government subsidies, we originally recognized the cash subsidies as other income when received if there is no defined rules and regulations to govern the criteria necessary for us to enjoy the benefits or initially recorded as liabilities and recognized as other income upon the obligations for earning such subsidies have been met.

For capital expenditure related government subsidies, the subsidies are initially recorded as advanced subsidies and recognized as a reduction of depreciation expenses using the straight-line method over the useful life of the assets acquired.

For other government subsidies, we recognize the cash subsidies as other income when received if there are no defined rules and regulations governing the criteria necessary for us to enjoy the benefits, or initially record them as liabilities and recognize as other income when the obligations for earning such subsidies have been met.

Effective July 1, 2011, we changed the accounting policy for research and hiring or training related government subsidies by classifying such subsidies as other operating income rather than the original other income. In addition, research related costs were reclassified from cost of revenues to other operating expenses, and hiring or training related expenses continue to be recorded in general and administrative expenses. Although ASC 250 requires a retrospective application, we determined that a prospective application is deemed reasonable due to the insignificant impact on prior periods.

Recent Accounting Pronouncements

In May 2011, FASB issued amendments to achieve common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The new guidance is to be applied prospectively and is effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. We will adopt this guidance effective January 1, 2012, and are currently evaluating the impact of the adoption of this standard to our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for us means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have a material impact on our financial statements.

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

	Years Ended December 31,
	2009		2010		2011
	Net Revenues	%	Net Revenues	%	Net Revenues	%
	(in millions of US$, except for percentages and per share data)
Net revenues	72.3	100.0%	90.3	100.0%	111.6	100.0%
Cost of revenues	(48.4)	(67.0)	(60.2)	(66.6)	(75.5)	(67.7)

Gross profit	23.9	33.0	30.1	33.4	36.1	32.3

Operating expenses
Selling and marketing	(1.7)	(2.2)	(2.3)	(2.5)	(2.6)	(2.4)
General and administrative	(12.0)	(16.6)	(17.4)	(19.3)	(24.0)	(21.5)
Other operating income(1)	—	—	—	—	0.4	0.3
Other operating expenses(1)	—	—	—	—	(0.2)	(0.2)
Total operating expenses	(13.7)	(18.8)	(19.7)	(21.8)	(26.4)	(23.7)

Profit from operations	10.2	14.2	10.4	11.5	9.7	8.7
Interest income	*	**	0.1	0.1	1.0	0.9
Interest expense	—	—	*	**	*	**
Other income	1.3	1.8	4.8	5.3	4.0	3.6
Other expenses	(0.2)	(0.3)	(0.2)	(0.2)	(1.1)	(1.0)

Income from operations before income taxes	11.4	15.7	15.1	16.7	13.5	12.1
Income taxes	(1.6)	(2.1)	(2.1)	(2.3)	(2.4)	(2.2)

Net income	9.8	13.6	13.0	14.4	11.1	10.0

Allocation to preferred shareholders	(2.5)	(3.5)	(2.7)	(3.0)	—	—
Net income attributable to ShangPharma Corporation’s ordinary shareholders	7.3	10.1%	10.3	11.4%	11.1	10.0%

Net income attributable to ShangPharma Corporation’s ordinary shareholder per share
Basic	0.04		0.04		0.03

Diluted	0.04		0.04		0.03

Notes:
*	Less than US$50,000.
**	Less than 0.1%.

(1)	Other operating income and expenses consist of research and hiring or training related government subsidies and the costs incurred related to such subsidies. Such income and expenses were recorded in other income and cost of revenues or general and administrative expenses, respectively, in 2009, 2010 and the first half of 2011. Since the third quarter of 2011, as a result of an accounting policy change, the research and hiring or training related government subsidies were reclassified to other operating income, the costs related to research related subsidies were reclassified from cost of revenues to other operating expenses, and expenses related to hiring or training related subsidies continue to be recorded in general and administrative expenses. Although ASC 250 requires a retrospective application, management determined that a prospective application is deemed reasonable due to the insignificant impact on prior periods. See “—Critical Accounting Policies—Government Subsidies.”

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

Our net revenues increased by 23.6% from US$90.3 million in 2010 to US$111.6 million in 2011, primarily due to higher volumes from our top customers, greater cross selling of services and an increase in the size of the customer base. We provided services to 395 customers in 2011 compared to 237 customers in 2010. The following table sets forth our FTE-based net revenues and fee-for-service-based net revenues by amount and as a percentage of our total net revenues for the periods indicated:

	Years Ended December 31,
	2010		2011
	Net Revenues	%	Net Revenues	%
	(in millions of US$, except for percentages)
FTE-based net revenues	65.4	72.4%	80.7	72.3%
Fee-for-service-based net revenues	24.9	27.6	30.9	27.7

Total net revenues:	90.3	100.0%	111.6	100.0%

Net revenues from FTE-based services increased by 23.4% from US$65.4 million in 2010 to US$80.7 million in 2011 due to increases in the average number of FTEs. Net revenues from our fee-for-service-based services increased by 24.3% from US$24.9 million in 2010 to US$30.9 million in 2011. The increase in demand for our FTE-based and fee-for-service-based services was primarily due to our continued strengthening of integrated service offerings, successful service cross-selling and rapid increased demand for services including discovery biology, preclinical development and biologics services. FTE-based revenues as a percentage of our total net revenues slightly decreased from 72.4% in 2010 to 72.3% in 2011 as we expanded our newer service offerings, such as preclinical development and biologics services, which are more typically covered by fee-for-service contracts.

Cost of Revenues

Our cost of revenues increased by 25.5% from US$60.2 million in 2010 to US$75.5 million in 2011, in line with the increase in our net revenues. The increase in our cost of revenues was primarily due to increases in labor, raw materials, overhead costs, continued appreciation of Renminbi and share-based compensation expenses. Our labor costs increased from 2010 to 2011 primarily due to the increase in our headcount to meet our business growth demand, as well as overall rising labor costs in China. Such increase was partially offset by efficiencies gained by our scientists and by our entry into higher margin services. Our raw material costs as a percentage of our total net revenues increased from 2010 to 2011 due to a shift of service mix as a result of the faster expansion of our newer service offerings such as discovery biology and biologics which generally have higher reagent consumption although major expensive reagents can be reimbursed from our customers. The impact from such shift of service mix was partially offset by our cost control measures, such as improving raw materials usage efficiencies, as well as our increased purchase bargaining power resulting from economies of scale. Our overhead costs increased primarily due to our continued large capital expenditures on new equipment and the additional rental, utility and depreciation charges for our expanded facilities such as our new Chengdu R&D center, new building dedicated to supporting discovery services for one of our largest customers, assumed lease taken over from Charles River of in-vivo research facilities and office space, as well as Fengxian manufacturing facility that commenced operations in 2011.

Gross Profit and Margin

Our gross profit increased by 19.9% from US$30.1 million in 2010 to US$36.1 million in 2011. The increase in revenues and operational efficiency improvements were partially offset by continued appreciation of the Renminbi, higher share-based compensation expenses and higher materials costs as a result of changes in our services mix. Our gross margin decreased from 33.4% in 2010 to 32.3% in 2011, primarily due to the continued appreciation of Renminbi, higher share-based compensation expenses and higher material costs as a result of service mix, which were partially offset by our operational efficiency improvements.

Operating Expenses

Our total operating expenses increased by 34.0% from US$19.7 million in 2010 to US$26.4 million in 2011.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 15.1% from US$2.3 million in 2010 to US$2.6 million in 2011. The increase in selling and marketing expenses in 2011 was primarily due to our continued efforts to increase market presence and drive revenue growth and higher share-based compensation expenses.

General and Administrative Expenses. Our general and administrative expenses increased by 37.5% from US$17.4 million in 2010 to US$24.0 million in 2011, primarily due to additional headcount resulting from a build-up of corporate managerial and supporting infrastructure during the second half of 2010, higher share-based compensation expenses, higher professional fees we incurred as a public company and increased operating costs related to our expanded facilities including the new building dedicated to support discovery services for one of our largest customers as well as the assumed lease of in-vivo research facilities and office space taken over from Charles River.

Other Operating Income and Expenses. Other operating income and expenses consist of research and hiring or training related government subsidies and the costs incurred related to such subsidies. Such income and expenses were recorded in other income and cost of revenues or general and administrative expenses, respectively in 2009, 2010 and the first half of 2011. Effective since the third quarter of 2011, as a result of an accounting policy change, research and hiring or training related government subsidies were reclassified to other operating income, the costs related to research related subsidies were reclassified from cost of revenues to other operating expenses, and expenses related to hiring or training related subsidies continue to be recorded in general and administrative expenses. See “—Critical Accounting Policies—Government Subsidies.”

Other Income

Our other income decreased from US$4.8 million in 2010 to US$4.0 million in 2011, primarily due to the accounting policy change to reclassify research and hiring or training related government subsidy income to other operating income since the third quarter of 2011 and a smaller gain recognized on foreign exchange forward contracts. The accounting policy change was not retroactively applied due to immateriality. See “—Critical Accounting Policies—Government Subsidies.”

Other Expenses

Our other expenses of US$1.1 million, which increased from US$0.2 million in 2010, primarily include a larger loss recognized on foreign exchange forward contracts, a one-time expense related to potential merger and acquisition projects and disposal losses incurred in the fourth quarter of 2011 during the closure process of our old manufacturing facility located in Nanhui, Shanghai, which was replaced by our new Fengxian manufacturing facility.

Income Tax Expense

Our income tax expense increased from US$2.1 million in 2010 to US$2.4 million in 2011, primarily reflecting an increase in effective tax rate. Our effective tax rate increase to 18% in 2011 from 14% in 2010. See “—Selected Statements of Operations Items—Income Taxes.”

Net Income

As a result of the foregoing, our net income decreased from US$13.0 million in 2010 to US$11.1 million in 2011.

Net income attributable to ShangPharma Corporation’s ordinary shareholders

Net income attributable to our ordinary shareholders was US$11.1 million in 2011, an increase of 8.4% from US$10.3 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

Our net revenues increased by 24.9% from US$72.3 million in 2009 to US$90.3 million in 2010, primarily due to a larger customer base, higher business volumes from our top customers, expanded service offering, higher FTE average rates and a favorable shift in the service mix. We provided services to 237 customers in 2010 compared to 134 customers in 2009. The following table sets forth our FTE-based net revenues and fee-for-service-based net revenues by amount and as a percentage of our total net revenues for the periods indicated:

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

B. Liquidity and Capital Resources

Our primary sources of liquidity have been cash generated from operating and financing activities, including proceeds from our initial public offering in October 2010. As of December 31, 2011, we had approximately US$37.8 million in cash and cash equivalents. In addition, we have a bank facility comprised of a series of credit facilities including (i) one short term revolving facility not to exceed US$13.0 million subject to sublimits of US$5.0 million, US$5.0 million and US$8.0 million, respectively, for letters of credit, short-term borrowings secured by the assignment of certain of our receivables as collateral and hedging and risk-management derivative transactions; and (ii) a US$2.0 million three-month revolving facility and a US$5.0 million three-year term loan commitment, both of which will be secured by properties owned by one of our subsidiaries. No amounts had been drawn down under these facilities and term loan commitment as of December 31, 2011. As of the same date, we had a 60-day revolving facility with certain bank secured by the assignment of certain of our receivables as collateral and no amounts had been drawn down under this facility as of December 31, 2011. In July 2010, one of our subsidiaries entered into a loan agreement with a bank for a one-year working capital loan of up to RMB10.0 million (US$1.5 million). We had drawn down RMB5.0 million (US$0.75 million) under this loan, which had been fully repaid as of December 31, 2011.

We require cash to fund our ongoing business needs, particularly salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations, capital expenditures related to our expanded facilities, and purchase of equipment for our laboratory services. We believe that our cash, anticipated cash flow from operations and proceeds from our bank credit facilities will be sufficient to meet our anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2009	2010	2011
	(in millions of US$)
Net cash provided by operating activities	14.7	18.7	18.3
Net cash used by investing activities	(18.3)	(23.6)	(28.6)
Net cash provided by (used in) financing activities	—	41.4	(2.4)
Effect of foreign exchange rate changes on cash and cash equivalents	*	0.4	1.3
Net increase (decrease) in cash and cash equivalents	(3.6)	36.9	(11.4)
Cash and cash equivalents at the beginning of the year	15.8	12.2	49.2
Cash and cash equivalents at the end of the year	12.2	49.2	37.8

Notes:

*	Less than US$50,000.

Operating Activities

Net cash provided by operating activities amounted to US$18.3 million in 2011, attributable to net income of US$11.1 million, (a) adjusted for certain non-cash expenses, primarily depreciation and amortization of

US$9.2 million and share-based compensation expenses of US$6.2 million, and for changes in working capital accounts that positively affected cash flow, primarily an increase in other payables and accrued liabilities of US$3.9 million, an increase in income taxes payable of US$1.3 million and an increase in accounts payable of US$1.2 million, and (b) partially offset by certain non-cash adjustments, primarily gains related to derivatives of US$1.9 million, and changes in working capital accounts that negatively affected cash flow, primarily an increase in accounts receivable of US$8.2 million and an increase in inventories of US$2.0 million. The increase in other payables and accrued liabilities is primarily due to larger unearned government subsidies, government subsidies received by us first which is necessary to be paid to certain of our entitled scientists and higher derivative liabilities for foreign-exchange forward contracts. The increase in income tax payable is due to the timing of our payments for 2011 income taxes. The increase in our accounts payable and accounts receivable were primarily due to the growth of our business and timing differences. The increase in our inventory balances were primarily due to the growth of our business, changes in completion schedule of each fee-for-service projects as well as a trend that we had more large and long-term projects with our major customers as a result of our increased customer acceptance and expanded services capabilities.

Net cash provided by operating activities amounted to US$18.7 million in 2010, primarily attributable to net income of US$13.0 million, an increase in advances from customers and salary and welfare payable of US$1.3 million and US$1.0 million, respectively, and add-back of certain non-cash adjustments such as depreciation and amortization of US$6.7 million and share-based compensation expenses of US$3.7 million, partially offset by an increase in accounts receivable and prepayment and others of US$2.6 million and US$1.1 million, respectively, and gains related to foreign exchange forward contracts of US$3.0 million.

Net cash provided by operating activities amounted to US$14.7 million in 2009, primarily attributable to net income of US$9.8 million, and add-back of certain non-cash adjustments such as depreciation and amortization of US$5.9 million and an increase of US$1.5 million in accounts payable, partially offset by an increase of US$4.8 million in accounts receivable.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures, which consist of purchases of property, equipment and software made in connection with the expansion and upgrade of our laboratory facilities and capabilities and the development of our manufacturing facility in Fengxian, Shanghai, as well as purchase of land use rights. We expect our net cash used in investing activities in 2012 to decrease as part of our manufacturing facility and laboratory service building have commenced operation in 2011 which is expected to be sufficient to support our current business growth of pharmaceutical development services. In addition, we do not expect to have large capital expenditures similar to those in 2011 which were related to our new Chengdu R&D center, our new building dedicated to supporting discovery services for one of our largest customers, in-vivo research facilities and office space acquired from Charles River as these facilities are also expected to be sufficient to support our laboratory service growth at least in 2012. The capital expenditures in 2012 are primarily expected to consist of the unpaid amounts to be paid in 2012 in connection with large projects completed in 2011 as well as general purchases of equipment and improvement of our current facilities.

Net cash used in investing activities amounted to US$28.6 million in 2011, primarily attributable to US$28.4 million in purchase of property, equipment and software, US$2.3 million in purchase of land use rights for our new Chengdu R&D center and US$1.9 million increase of restricted cash, which was partially offset by proceeds from settlement of foreign-exchange forward contracts of US$3.8 million.

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

Financing Activities

Net cash used in financing activities amounted to US$2.4 million for 2011, attributable to repayment of short-term borrowings of US$0.8 million, issuance costs paid for initial public offerings of US$0.7 million and repurchase of ordinary shares of US$1.1 million, which was partially offset by proceeds from issuance of ordinary shares upon exercise of options.

Net cash provided by financing activities amounted to US$41.4 million for 2010, attributable to a US$0.7 million borrowing under a one-year working capital loan and US$40.7 million in net proceeds from our initial public offering.

We did not have any inflows or outflows from financing activities in 2009.

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

As of this annual report on Form 20-F, we had seventeen registered trademarks in China, two registered trademarks in Japan and two registered trademarks in the Europe Union. We also have five pending trademarks application in China, two pending applications in the United States, and two pending applications in India. In addition, we own 49 Internet domain names as of the date hereof.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1-year	1-3 year	3-5 year	More than 5 years
	(in thousands of US$)
Operating leases	13.4	4.8	5.6	2.7	0.3

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2011.

G. Safe Harbor

See “Forward-Looking information” on page 2 of this annual report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our Directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Michael Xin Hui	40	Chairman of the board of directors and chief executive officer
Kevin Penghui Chen	40	Director
Julian Ralph Worley	67	Independent director
Yuk Lam Lo	63	Independent director
Benson Tsang	47	Independent director
William Dai	48	Chief financial officer
Lan Xie	39	Vice president of finance and Investor Relations

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

Kevin Penghui Chen has served as our director since 2008. He has served as a managing director of Everbright Healthcare Investment Management Company since December 2011. He was our chief operating officer between 2008 and 2011 and our president in 2011. From September 2010 to January 2011, Mr. Chen also served as our chief financial officer. Prior to joining our company, Mr. Chen was a vice president at CITIC Capital, a China-focused private equity fund in Shanghai, China. In 2007, Mr. Chen worked for Eaton Corporation in Shanghai, China in charge of corporate development. From 2003 to 2006, Mr. Chen worked for DuPont Corporation in Shanghai as a business development manager. Prior to that, he worked as a scientist at Ligand Pharmaceuticals, Inc. Mr. Chen holds a bachelor’s degree in chemistry from Nanjing University, a master’s degree in chemistry from Tulane University and an MBA from Kellogg School of Management, Northwestern University.

Julian Ralph Worley has served as our independent director since October 2010. Mr. Worley is also the chairman of our audit Committee and a member of our compensation committee and nominating and corporate governance committee. Mr. Worley has served as an independent non-executive director of Suntech Power Holdings Co. Ltd, a leading solar energy company based in China and listed on the New York Stock Exchange, since 2006. From 2005 to February 2010, he was an independent non-executive director of Mandra Forestry Finance Limited and its holding company, Mandra Forestry Holdings Limited, an owner and operator of forestry plantations. From 2000 to 2003, he was a consultant at partner level in PricewaterhouseCoopers Philippines. He served as an audit partner in PricewaterhouseCoopers Hong Kong from 1998 to 2000 and an audit partner in Price Waterhouse Hong Kong from 1974 to 1998. He is a fellow of the Hong Kong Institute of Directors, a fellow of the Institute of Chartered Accountants in England and Wales and a fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Worley holds a bachelor’s degree in economics from London School of Economics and Political Science, University of London.

Yuk Lam Lo has served as our independent director since October 2010. Mr. Lo is the chairman of our compensation committee, and a member of our audit Committee and nominating and corporate governance Committee. Mr. Lo has served as an independent director of Sinovac Biotech Limited, a biopharmaceutical company based in China and listed on NASDAQ, since 2006, an independent non-executive director of South East Group Limited, a property development and investment company listed on the Hong Kong Stock Exchange, since 2006 and as a senior director of Questmark Asia Limited, a private equity firm, since 2009. Mr. Lo has held several positions in different committees of the Hong Kong government. Mr. Lo is presently the chairman of the Chinese Manufacturers’ Association of Hong Kong—Innovation and Technology Committee, the honorary life chairman of Hong Kong Biotechnology Organization and a member of the Advisory Council for Food Safety of the Food and Health Bureau. Mr. Lo is also the honorary founding chairman of Hong Kong Bio-Organization, a member of the Advisory Committee of the Vocational Training Council and an executive vice-president of Asian College of Management. He was the former chairman of the Innovation and Technology Fund (Biotechnology Projects) Vetting Committee and the Biotechnology Committee of the Industry and Technology Development Council of the Hong Kong government. Mr. Lo is currently an adjunct professor of the Chinese University of Hong Kong, a special advisor to the Hong Kong University of Science and Technology, an honorary court member of the Hong Kong Baptist University and honorary professor in several universities in mainland China. Mr. Lo has been elected as an honorary fellow by the Hong Kong University of Science and Technology. In

China, he is also a consultant of the Centre for Disease Control and Prevention of China. Mr. Lo was a consultant to the Economic Bureau of Changchun and a member of the Advisory Committee of the Shenzhen Municipal Science and Technology Bureau.

Benson Tsang has served as our independent director since November 2010. Mr. Tsang is the chairman of our nominating and corporate governance committee, and a member of our audit committee and compensation committee. Since March 2010, Mr. Tsang has been the chief financial officer and financial and principal accounting officer of ATA Inc., a Nasdaq listed company. Mr. Tsang has more than 21 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, the Stock Exchange of Hong Kong, and the Singapore Exchange. Mr. Tsang served as the chief financial officer of WuXi Pharmatech (Cayman) Inc. from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He worked at PricewaterhouseCoopers and Deloitte Touche Tohmatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a Bachelor of Commerce degree and an MBA degree from McMaster University in Canada.

William Dai has served as our chief financial officer since January 2011. Mr. Dai has more than 17 years of experience in accounting, financial management, and the capital markets. Prior to ShangPharma, Mr. Dai served as chief financial officer of the New York Stock Exchange-listed China Nepster Drugstore Ltd. in Shenzhen, China since January 2009. From 2006 to 2008, Mr. Dai was the chief financial officer and vice chair of the executive committee at MicroPort Medical Co. Ltd. in Shanghai, China. From 1993 to 2005, Mr. Dai held a variety of financial and senior management roles at multinational companies in China and the United States. Mr. Dai holds a master’s degree in business administration with an emphasis in finance from Michigan State University and a bachelor’s degree in international business and English from Shanghai University’s College of International Business in Shanghai, China.

Lan Xie has served as our vice president of finance and Investor Relations since August 2011 and, prior to that, she served on various roles in our company since November 2007, including vice president of finance and operations, financial controller and vice president of finance. Prior to November 2007, Ms. Xie was a senior manager at PricewaterhouseCoopers in Shanghai, China from 2005 to 2007. From 2003 to 2005, Ms. Xie was a manager at Deloitte & Touche LLP in New York. From 1998 to 2002, Ms. Xie worked as a finance manager at Reuters Incorporated. Prior to that, Ms. Xie worked as a senior associate at PricewaterhouseCoopers LLP in Boston. Ms. Xie holds a bachelor’s degree in business administration from Boston University and an MBA from INSEAD.

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

B. Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2011, we paid an aggregate of approximately RMB7.6 million ($1.2 million) in cash compensation to our executive officers and directors as a group, and paid an aggregate of approximately RMB33,200 ($5,300) in premiums for commercial medical insurance coverage for some of our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

We pay our advisors a fee for their attendance at scientific advisory board meetings and consulting services, and reimburse them for their expenses. Our current advisors are:

Name	Professional Affiliation
Gregory Verdine, Ph.D. (chairman)	Erving Professor of Chemistry and Arthur Cope Scholar, Harvard University
Robert Booth, Ph.D.	Chief executive officer of Virobay, Inc.; former operating partner at TPG; former senior vice president at Roche; former chief scientific officer at Celera
Paul J. Reider, Ph.D.	Professor at Princeton University; former head of chemistry at Amgen Inc.; former vice president of process chemistry, Merck & Co., Inc.
Malcolm MacCoss, Ph.D.	Former vice president of basic chemistry and drug discovery science at Merck & Co., Inc.; former group vice president of chemistry at Schering-Plough; winner of two Thomas Edison Patent Awards and Arthur C. Cope Scholar Award
Robert Kaman, Ph.D.	Former president of Abbott Bioresearch Center and BASF Bioresearch Center

2008 Equity and Performance Incentive Plan

On May 19, 2008, we adopted the 2008 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. On February 24, 2010, we amended and restated the 2008 Plan to increase the maximum aggregate number of our ordinary shares that may be issued under the 2008 Plan to 36,562,358 shares. As of December 31, 2011, options to purchase 32,593,840 ordinary shares were outstanding.

The following paragraphs describe the principal terms of the 2008 Plan.

Plan Administration. Our board of directors, a committee or a sub-committee designated by our board of directors will administer the 2008 Plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted under the 2008 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

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

Acceleration of Awards upon Change in Control. The outstanding awards are subject to accelerated vesting upon occurrence of a change-of-control corporate transaction, as determined by our board of directors in its sole discretion.

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

Termination of the 2008 Plan. Unless terminated earlier, the 2008 Plan will terminate automatically in 2018. Our board of directors has the authority to amend or terminate the 2008 Plan to the extent necessary to comply with applicable law or the rules of the principal securities exchange upon which our ADSs are traded or quoted.

Founder’s 2008 Equity and Performance Incentive Plan

In May 2008, two companies controlled by our founders, ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited, established the 2008 Founder’s Plan to attract, motivate and retain our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be transferred by these two companies to grantees upon vesting of RSUs granted under the 2008 Founder’s Plan is 20,000,000.

Under the 2008 Founder’s Plan, 2,100,000, 2,200,000 and nil RSUs were granted to certain members of our senior management and other employees in 2009, 2010 and 2011, respectively. Each RSU represents the right to receive one ordinary share upon vesting. Subject to the conditions described below, fifty-percent of each grantee’s RSUs will vest on the first anniversary of the date of grant and the remaining fifty-percent will vest on the second anniversary of the date of grant. The actual number of RSUs vesting annually is subject to certain annual corporate, business unit and individual performance targets. If the annual performance targets are not met, a portion of the awards may not vest and may be carried over to the third year of vesting. Any granted RSU that has not vested due to a grantee’s failure to meet the specified performance targets will be subject to a modified vesting schedule under which the RSU will vest on the third anniversary of the date of grant if the grantee remains our employee at that time.

In addition, the vesting of RSUs was subject to the occurrence of an initial public offering or a change of control event (as defined in the 2008 Founder’s Plan), whichever occured earlier. Granted RSUs, whether vested or not, would be forfeited if a grantee’s employment with us was terminated for cause or the grantee voluntarily left our company prior to an initial public offering or a change of control event, whichever occured earlier. Pursuant to the 2008 Founder’s Plan, ChemExplorer Investment Holdings Ltd. or ChemPartner Investment Holdings Limited would transfer one ordinary share beneficially owned by them to a grantee for each vested RSU as soon as administratively practicable following the earlier of the effective date of an initial public offering or a change of control event described above.

As noted above, the vesting of RSUs was subject to the occurrence of an initial public offering or a change of control event (as defined in the 2008 Founder’s Plan), whichever occurred earlier. As a result, we did not record any share-based compensation expense in connection with the RSU grants prior to our initial public offering in October 2010 because the vesting conditions for the RSUs (the occurrence of an initial public offering or a change of control event) were not met. For the years ended December 31, 2010 and 2011, 7,541,592 and 2,426,386 RSUs became vested, respectively, and approximately US$2.8 million and US$0.8 million, respectively, were recorded as share-based compensation expense, including approximately US$2.5 million of share-based compensation expense recorded immediately upon the completion of our initial public offering. A grantee has no rights as a shareholder with respect to any RSUs held by the grantee until the date when the RSUs are vested and the corresponding ordinary shares are transferred from our founders to the grantee through ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited. No adjustment will be made for dividends, distributions or other rights, the record date of which is prior to such conversion date.

2010 Share Incentive Plan and 2011 Share Incentive Plan

We established the 2010 Plan in December 2010 and 2011 Plan in August 2011 to promote our success and enhance value by linking the personal interests of our directors, employees and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The two plans are further intended to provide flexibility to us in our ability to motivate, attract, and retain the services of directors, employees and consultants upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent. Under the two plans, a committee of the board of directors, in its sole discretion, is authorized to grant options, restricted shares or restricted share units to recipients. Options, restricted shares and restricted share units issued under the two plans will be issued pursuant to award agreements setting forth the conditions thereto, including, as applicable, the number of options, restricted shares or restricted share units awarded, vesting conditions, restrictions on transfer and exercise price. Michael Xin Hui, our chief executive officer and one of our founders, has agreed to contribute up to 18,000,000 ordinary shares of our company beneficially owned by him or his family to our company in connection with our issuance of ordinary shares upon vesting or exercise of share incentive awards granted to our employees under the 2010 Plan. Under the 2011 Plan, the maximum aggregate number of ordinary shares authorized for issuance, or the award pool, will be replenished to 2% of the then total outstanding of ordinary shares on an as-converted basis whenever the unissued ordinary shares reserved in the award pool account for no more than 10% of the then effective award pool.

The following table summarizes the share options granted to certain of our directors and executive officers and to other individuals as a group that were outstanding as of December 31, 2011. These share options will vest in equal amounts on the first, second, third and fourth anniversary of their respective dates of grant.

Name	Options Outstanding	Exercise Price ($/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Kevin Penghui Chen	*	0.50	Oct. 27, 2008	Oct. 27, 2018	4 years
	*	0.65	July 30, 2010	July 30, 2020	4 years
William Dai	*	0.69	Jan. 10, 2011	Jan. 10, 2021	4 years
Lan Xie	*	0.50	May 19, 2008	May 19, 2018	4 years
	*	0.65	July 30, 2010	July 30, 2020	4 years
Julian Ralph Worley	*	0.83	Nov. 19, 2010	Nov. 19, 2020	4 years
Yuk Lam Lo	*	0.83	Nov. 19, 2010	Nov. 19, 2020	4 years
Benson Tsang	*	0.83	Nov. 19, 2010	Nov. 19, 2020	4 years
Other individuals as a group	8,453,754	0.50	May 19, 2008	May 19, 2018	4 years
	3,667,812	0.50	Oct. 27, 2008	Oct. 27, 2018	4 years
	*	0.50	May 13, 2009	May 13, 2019	4 years
	*	0.50	Oct. 14, 2009	Oct. 14, 2019	4 years
	*	0.65	May 24, 2010	May 24, 2020	4 years
	4,711,760	0.65	July 30, 2010	July 30, 2020	4 years
	*	0.58	June 30, 2011	June 30, 2021	4 years
	*	0.46	Sep. 30, 2011	Sep. 30, 2021	4 years
	*	0.40	Dec, 30, 2011	Dec. 30, 2021	4 years

Total(1) :	32,593,840

Notes:

*	Less than 1% of our total outstanding shares.
(1)	Certain options have been transferred to family members of the grantees or entities established for the grantees’ estate planning purposes. The vesting of such options is subject to the same terms and conditions as if they were held by the original grantees.

The following table summarizes, as of December 31, 2011, the RSUs granted to our directors, senior management and other employees.

Name	RSU Granted	Date of Grant	Date of Expiration	Vesting Schedule
Kevin Penghui Chen	*	May 19, 2008	May 19, 2018	2 years
William Dai	*	Jan. 10, 2011	Jan. 10, 2021	4 years
Lan Xie	*	May 19, 2008	May 19, 2018	3 years
	*	Jan. 1, 2011	Jan. 1, 2021	2 years
Julian Ralph Worley	*	May 31, 2011	May 31, 2021	10 quarters
Yuk Lam Lo	*	May 31, 2011	May 31, 2021	10 quarters
Benson Tsang	*	May 31, 2011	May 31, 2021	10 quarters
Other individuals as a group	3,800,000	May 19, 2008	May 19, 2018	3 years
	*	Oct. 27, 2008	Oct. 27, 2018	3 years
	*	May 13, 2009	May 13, 2019	3 years
	*	Oct. 14, 2009	Oct. 14, 2019	3 years
	*	May 24, 2010	May 24, 2020	2 years(1)
	*	Aug. 16, 2010	Aug. 16, 2020	2 years(2)
	3,805,920	Jan. 1, 2011	Jan. 1, 2021	1 year(3)
	*	Apr. 1, 2011	Apr. , 2021	1 year(4)
	9,498,600	May 31, 2011	May 31, 2021	10 quarters(5)
	*	Oct. 12, 2011	Oct. 12, 2021	Immediately

Total:	26,766,320(6)

Notes:

*	Less than 1% of our total outstanding shares.
(1)	These RSUs were granted on May 24, 2010 and were scheduled to vest starting on May 24, 2011, the first anniversary of the grant date.
(2)	These RSUs were granted on August 16, 2010 and were scheduled to vest starting on August 16, 2011, the first anniversary of the grant date.
(3)	These RSUs were granted on January 1, 2011 and fully vested on January 1, 2012.
(4)	These RSUs were granted on April 1, 2011 and fully vested on April 1, 2012.
(5)	These RSUs were granted on May 31, 2011 and were scheduled to vest starting on August 31, 2011, the first quarter of the grant date.
(6)	Some of the RSUs granted in 2008, 2009 and 2010 have been transferred to the family members of the grantees or entities established for the grantees’ estate planning purposes, and the vesting of these RSUs are subject to the same terms and conditions as if they were held by the original grantees.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment. There is no age limit requirement for directors.

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

Compensation Committee. Our Compensation Committee consists of Messrs. Yuk Lam Lo, Julian Ralph Worley and Benson Tsang, and is chaired by Mr. Lo. Messrs. Lo, Worley and Tsang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board the compensation of our other executive officers;

•	evaluating the compensation of our non-employee directors; and

•	reviewing periodically our general compensation plans and other employee-related plans, including incentive compensation or equity plans.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Messrs. Benson Tsang, Julian Ralph Worley and Yuk Lam Lo, and is chaired by Mr. Benson Tsang. Messrs. Tsang, Worley and Lo satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

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

D. Employees

We had 1,717 and 1,897 employees as of December 31, 2009 and 2010, respectively. As of December 31, 2011, we had 2,076 employees, including 1,255 in our discovery chemistry group, 338 in our discovery biology and preclinical development group, 130 in our pharmaceutical development group, 73 in our biologics group and 280 non-scientific personnel. Of the total 2,076 employees as of December 31, 2011, 1,753 worked in our headquarters in Shanghai Zhangjiang Hi-Tech Park, 172 worked in our R&D center in Chengdu, 147 worked at our manufacturing facility and laboratory services building in Fengxian, Shanghai, and 4 worked at our overseas offices. The following chart illustrates the composition of our scientific research staff by educational level as of December 31, 2011:

As of December 31, 2011, we had 1,796 scientific research staff members, over 62% of whom have post- college degrees. We recruit both recent graduates and experienced professionals. Our primary hiring strategy in China is to recruit from colleagues and universities. We also recruit overseas, primarily focusing on returnees and Ph.D.s with significant educational and/or industry background with major pharmaceutical and biotechnology companies, many of whom used to work for our customers, and through referrals, websites, advertisements in trade magazines and job fairs. We expect to hire a significant number of China-based employees during 2012.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2012, we have 336,109,400 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2012, including through the exercise of any option, warrant or other right, vesting of restricted share units or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Michael Xin Hui(1)	183,706,830	54.5
Kevin Penghui Chen	*	*
Julian Ralph Worley	*	*
Yuk Lam Lo	*	*
Benson Tsang	*	*
William Dai	*	*
Lan Xie	*	*
All Directors and Executive Officers as a Group	184,165,894	54.6

Principal Shareholders:
ChemExplorer Investment Holdings Ltd.(2)	79,253,837	23.5
ChemPartner Investment Holdings Limited(3)	104,002,993	30.9
Investment funds affiliated with TPG, represented by TPG Star Charisma Ltd. and TPG Biotech II Charisma Ltd.(4)	37,234,014	11.1
Ameriprise Financial, Inc.(5)	23,171,490	6.9

Notes:

*	Less than 1% of our total outstanding shares.
(1)	Includes (i) 79,253,837 ordinary shares owned by ChemExplorer Investment Holdings Ltd., (ii) 104,002,993 ordinary shares owned by ChemPartner Investment Holdings Limited, and (iii) 450,000 ordinary shares issuable upon the vested RSUs that Mr. Hui holds. Each of ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited is a British Virgin Islands company ultimately owned by Michael Xin Hui and the Hui Family Trust, a British Virgin Islands trust, as of the date of this annual report on Form 20-F. Michael Xin Hui is a director of ChemExplorer Investment Holdings Limited and ChemPartner Investment Holdings Limited. Michael Xin Hui disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address of Michael Xin Hui is No. 5 Building, 998 Halei Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai, China, 201203.
(2)	ChemExplorer Investment Holdings Ltd. is a British Virgin Islands company ultimately owned by Michael Xin Hui and the Hui Family Trust, a British Virgin Islands trust.
(3)	ChemPartner Investment Holdings Limited is a British Virgin Islands company ultimately owned by Michael Xin Hui and the Hui Family Trust, a British Virgin Islands trust.

(4)	Includes 24,836,549 ordinary shares held by TPG Star Charisma Limited and 12,397,465 ordinary shares held by TPG Biotech II Charisma Limited. TPG Star Charisma Limited is a company incorporated in Hong Kong, whose sole shareholder is TPG Star, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star GenPar, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Ventures Holdings, LLC, whose managing member is TPG Ventures Partners, L.P., which is managed by its general partner, TPG Ventures Professionals, L.P., which is managed by its general partner, Tarrant Advisors, Inc., whose sole shareholder is Tarrant Capital Advisors, Inc., whose shareholders are David Bonderman and James G. Coulter. TPG Biotech II Charisma Limited is a company incorporated in Hong Kong, whose sole shareholder is TPG Biotechnology Partners II, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Biotech Advisors II, LLC, a Delaware limited liability company, whose sole member is TPG Ventures Holdings, LLC, a Delaware limited liability company, whose managing member is TPG Ventures Partners, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Ventures Professionals, L.P., a Delaware limited partnership, which is managed by its general partner, Tarrant Advisors, Inc., a Texas company, whose sole shareholder is Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James G. Coulter. The registered address for both of these companies is 57th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.
(5)	Based on a Schedule 13G jointly filed on February 14, 2012 by Ameriprise Financial, Inc., which listed its business address as 145 Ameriprise Financial Center, Minneapolis, MN 55474, and Columbia Management Investment, which listed its business address as 225 Franklin St., Boston, MA 02110.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, 131,502,600 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers, employees and consultants, please refer to “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Investors’ Rights Agreement

In connection with the issuance and sale of our preferred shares in 2007, we entered into an investors’ rights agreement with holders of our preferred shares, holders of our ordinary shares, our founders and certain other parties. We have granted the holders of our preferred shares certain registration rights, including demand and piggyback registration rights and Form F-3 registration rights. In addition, the investors’ rights agreement provided that grants of share options pursuant to the 2008 Plan shall be subject to the condition that we achieve certain profit targets. On May 19, 2008, this agreement was amended and, among other things, this requirement was waived. On September 30, 2010, the investor’s rights agreement was further amended such that the definition of a qualified public offering has the same meaning as that in our memorandum and articles of association, as amended on September 30, 2010.

Transactions with Related Parties

Since April 2007, Labpartner, a company 50%-owned by immediate family members of Mr. Michael Xin Hui, has become our largest supplier for reagents and other raw materials. Labpartner follows the same bidding and selection process as all of our other suppliers. In the first half of 2007, we had four PRC subsidiaries, each of which entered into a separate framework service outsourcing agreement with LabPartner for a five year term, which may be terminated by either party upon six months’ notice. Under the framework agreements, each of these subsidiaries entered into additional agreements with LabPartner, including a purchase and sales agreement and a warehousing and logistics agreement, for the supply of reagents and other raw materials, logistics management, equipment purchase and maintenance and customs clearance. We purchase raw materials from LabPartner at prices determined through a competitive bidding process with other third party vendors. We pay LabPartner purchase prices and service fees on a monthly basis. In August 2011, all the equity interests originally owned by the immediate family members of Mr. Michael Xin Hui was disposed to a third party and Labpartner ceased to be our related party since then, although the volumes and amounts of our purchase from LabPartner remained significant. The purchase prices and service fees charged by Labpartner amounted to US$6.1 million, US$8.5 million and US$4.0 million in 2009, 2010 and seven months ended July 2011, respectively.

Shanghai Kehui Catering Management Co., Ltd., a company wholly-owned by immediate family members of Mr. Michael Xin Hui, provides employee lunches, dinners and other catering services in our company cafeteria. The services fee charged by Shanghai Kehui Catering Management Co., Ltd. amounted to US$0.8 million, US$0.9 million and US$1.1 million in 2009, 2010 and 2011, respectively.

We lease five buildings at our headquarters in Shanghai Zhangjiang Hi-Tech Park from Shanghai PharmValley Corp., a company 20%-owned by immediate family members of Mr. Michael Xin Hui. These buildings are used for office space and research activities and have an aggregate gross floor area of approximately 242,000 square feet. The office rent, utility and service fee charged by Shanghai PharmValley Corp. amounted to US$2.0 million, US$2.3 million and US$ 3.0 million in 2009, 2010 and 2011, respectively.

We started to render certain laboratory services to Shanghai Yunyi Health Management Consultancy Co., Ltd., a company wholly-owned by Mr. Michael Xin Hui and his immediate family members since 2011. The revenues generated from Shanghai Yunyi Health Management Consultancy Co., Ltd. amounted to US$0.5 million in 2011.

We believe the foregoing related party transactions were entered into on arm’s length terms.

Employment Agreements

See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Equity and Performance Incentive Plan

See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—2008 Equity and Performance Incentive Plan,” “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Founder’s 2008 Equity and Performance Incentive Plan” and “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—2010 Share Incentive Plan and 2011 Share Incentive Plan.”

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

In 2011, the trading price of our ADSs on the New York Stock Exchange ranged from US$7.23 to US$14.11 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Sales Price ($)
	High	Low
2010
Fourth quarter	15.85	11.19
2011
Full year	14.11	7.23
First quarter	14.11	11.46
Second quarter	13.00	9.37
Third quarter	12.25	7.70
Fourth quarter	10.42	7.23
October	10.42	7.74
November	9.60	7.75
December	9.5	7.23
2012
First quarter	9.58	7.27
January	9.42	7.27
February	9.58	8.08
March	8.50	7.58
April (through April 27, 2012)	8.59	7.85

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our second amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision), insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Under the PRC Individual Income Tax Law, if we are treated as a PRC resident enterprise for tax purposes, it is possible that non-resident individual investors may be subject to PRC individual income tax at a rate of 20% on any dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, unless such individuals qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a preferential income tax rate of 10% will apply to dividends, provided that certain conditions are met. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and ADSs may also be subject to PRC tax if we are treated as a PRC “resident enterprise.”

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, passive income means any income which would be foreign personal holding company income under the U.S. Tax Code, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. In addition, cash and assets readily convertible into cash are categorized as passive assets and our unbooked intangibles are taken into account for determining the value of our assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We primarily operate as a provider of pharmaceutical and biotechnology R&D outsourcing services. Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for the 2011 taxable year and we do not expect to be classified as a PFIC for the current taxable year or any subsequent taxable year. Despite our expectation, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent taxable year, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. Although we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us. Additionally, the composition of our income and our assets will also be affected by future growth in activities that may potentially produce passive income and by how, and how quickly, we spend our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply for such taxable year and will apply in future years even if we cease to be a PFIC in subsequent years, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “—Passive Foreign Investment Company Rules.”

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

The U.S. Treasury Department has determined that the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, or the Treaty, meets the requirements described above. We believe that we are a qualified foreign corporation for United States federal income tax purposes because our ADSs are readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Accordingly, we believe that we will qualify for the benefits under the Treaty and that we are not currently, and are not likely to become in the near future, a PFIC. However, the eligibility requirements for foreign corporations are technical and uncertain and therefore, each U.S. Holder is urged to consult its tax advisor regarding the impact of these provisions and the availability of the preferential rate in its particular circumstances.

In the event that we are deemed to be a PRC resident enterprise under the PRC New Enterprise Income Tax Law, we believe that we would be eligible for benefits under the Treaty. (See “Item 10. Additional Information—Taxation—People’s Republic of China Taxation” above). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. In the event that we are deemed to be a PRC “resident enterprise” under the PRC New Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes, if any, on dividends paid on our ADSs. Each U.S. Holder is urged to consult its tax advisors regarding the availability under the Treaty of a reduced tax rate on dividends in its particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. Depending on its particular circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if our ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate taxpayers derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the Treaty. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

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

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the U.S. Internal Revenue Service certain information with respect to his or her beneficial ownership of our ADSs or ordinary shares if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non- United States corporation) when the aggregate value of such interests exceed $50,000 during any taxable year. This new law also imposes penalties if an individual U.S.

Holder is required to submit such information to the U.S. Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or ordinary shares.

In addition, dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible United States backup withholding at a rate of 28 percent. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. We will withhold amounts from such dividend payments as required by applicable law. Each U.S. Holder is urged to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31, for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into the U.S. dollar for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar in relation to the Renminbi would negatively affect the corresponding U.S. dollar amount available to us. Considering the amount of our cash denominated in U.S. dollars as of December 31, 2011, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease in the amount of approximately RMB1.0 million to our total cash denominated in U.S. dollars.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-U.S. dollar currency-exchange risk. The counterparties for these contracts are generally banks. The maturity periods of these contracts range from one to 21 months. We recorded a net gain of US$0.1 million and US$3.1 million on foreign-exchange forward contracts in 2009 and 2010, respectively. We recorded a net gain of US$1.9 million on foreign-exchange forward contracts in 2011. Our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. We held foreign-exchange forward contracts with an aggregate notional amount of US$129.0 million as of December 31, 2011. As of December 31, 2011, the forward contracts had a fair value of US$0.8 million.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. In 2011, we received the following direct and indirect payments: US$0.5 million, which were recorded as a deduction of general and administrative expenses.

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

For the period from the effective date to December 31, 2011, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$8.0 million, which included US$3.4 million in underwriting discounts and commissions and US$4.6 million for other expenses. We received net proceeds of approximately US$40.0 million from our initial public offering.

For the period from the effective date to December 31, 2010, we used net proceeds from our initial public offering as follows:

•	approximately US$5.4 million for the construction of our manufacturing facility and laboratory services building in Fengxian, Shanghai; and

•	approximately US$2.1 million for the purchase of equipment.

For the year ended December 31, 2011, we used approximately US$25.4 million net proceeds received from our IPO for capital expenditures, including US$7.0 million for the construction of our manufacturing facility and laboratory services building in Fengxian, Shanghai; US$5.5 million for the purchase of new Chengdu R&D center; US$3.1 million for renovation of the new building dedicated to one of our largest customers; US$ 4.0 million for facilities acquired from Charles River and US$ 5.8 million for the purchase of equipment.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2011. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting can only provide reasonable assurance with respect to financial statements preparation and presentation and may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

Remediation of Material Weakness

As of December 31, 2010, we did not maintain effective internal control over financial reporting due to the material weakness identified, including lack of sufficient competent personnel with appropriate levels of accounting knowledge and experience to perform period end reporting procedures, address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures under U.S. GAAP.

A material weakness is a significant deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 5), or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work.

For the year ended December 31, 2011, we completed the following remediation efforts specifically designed to address the material weaknesses that we identified as of December 31, 2010:

•

We hired additional finance and accounting personnel, including a finance controller, a finance manager and William Dai, our new chief financial officer in early 2011, each of whom has solid knowledge of and experience with U.S. GAAP and Sarbanes Oxley compliance and are responsible for the oversight of day to day accounting and preparation of the consolidated financial statements;

•	We provided various U.S. GAAP and Sarbanes Oxley trainings to our accounting staff, finance department and internal audit department;

•

We formulated the internal policies relating to internal control over financial reporting, including the preparation of an accounting manual containing comprehensive written accounting policies and procedures to guide our financial personnel in preparing consolidated financial statements that are in compliance with U.S. GAAP and SEC requirements;

•	We established and strengthened our IT systems and controls related to the IT systems to ensure proper record keeping and;

•	We engaged a reputable internal control consultant to assist the Company in implementing internal controls and meet the compliance requirements.

Other than these remediation measures, no significant changes have been made to our internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As of December 31, 2011, our management determined that applicable controls were effectively designed and operated so as to enable our management to conclude that the previously identified material weaknesses had been remediated and our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above under “Remediation of Material Weakness” includes descriptions of the material actual changes to our internal control over financial reporting in the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2010	2011
	(in millions of US$)	(in millions of US$)
Audit fees(1)	1.0	0.8
Audit-related fees	*	0.2
Tax fees(2)	0.1	*

Notes:

*	Less than US$50,000.
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. All fees listed above were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
September 2011	50,143	$8.71	50,143	9,563,417
October 2011	8,533	$8.37	58,676	9,491,983
November 2011	3,769	$8.33	62,445	9,460,596
December 2011	61,841	$8.94	124,286	8,907,725
Total	124,286	$8.79	124,286	8,907,725

(1)	Each ADS represents 18 ordinary shares.

(2)	We publicly announced a share repurchase program on August 12, 2011, pursuant to which we are authorized to repurchase up to US$10 million of our ADSs within two years from August 24, 2011.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Because Mr. Michael Xin Hui and his family members beneficially own more than 50% of the shares of our company, and therefore hold more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NYSE Corporate Governance Rules. We relied on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the requirements that we have a compensation committee and a corporate governance and nominating committee that are composed entirely of independent directors.

Starting October 2011, our compensation committee and corporate governance and nominating committee have been composed of entirely of independent directors. We intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our current corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ShangPharma Corporation and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of Registrant (incorporated by reference to Exhibit 3.4 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.4	Investors’ Rights Agreement between the Registrant and other parties therein dated September 7, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.5	Waiver and Amendment Agreement No. 1 to Investors’ Rights Agreement dated as of May 19, 2008 (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

2.6	Amendment Agreement No. 2 to Investors’ Rights Agreement dated as of September 30, 2010 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.1	2008 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.2	Founder’s 2008 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.3	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our S-8 registration statement (File No. 333-172435), filed with the Commission on February 25, 2011)

4.4	2011 Share Incentive Plan incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-178534), as amended, initially filed with the Commission on December 16, 2011)

4.5	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.6	Form of Employment Agreement between the Registrant and the Officers of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.7	Form of Non-Competition Agreement between the Registrant and the Officers of the Registrant (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

Exhibit Number	Description of Document
4.8	Master Laboratory Services Agreement, dated in March 2008, between Shanghai ChemPartner Co., Ltd. and Eli Lilly and Company (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.9	Master Laboratory Services Agreement, dated in February 2009, between Shanghai ChemPartner Co., Ltd. and Eli Lilly and Company (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.10	Amendment to Master Laboratory Services Agreement(s) with Eli Lilly and Company dated on September 18, 2009 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.11	Global Research and Development Outsourced Services Agreement, dated as of December 23, 2009, among Shanghai Chempartner Co., Ltd., China Gateway Life Science (Holding) Ltd. (HK) and GlaxoSmithKline Research & Development Limited ((incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.12	English translation of Service Outsourcing Agreement, dated as of June 1, 2007, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.13	English translation of Purchase and Sales Agreement, dated as of June 1, 2007, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.14	English translation of Purchase and Sales Agreement, dated as of July 1, 2008, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.15	English translation of Warehousing and Logistics Service Agreement, dated as of July 1, 2008, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.16	English translation of Warehousing and Logistics Service Agreement, dated as of July 1, 2008, between Shanghai ChemPartner Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.17	English translation of Service Outsourcing Agreement, dated as of June 1, 2007, between Shanghai ChemExplorer Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.18	English translation of Warehousing and Logistics Service Agreement, dated as of July 1, 2008, between Shanghai ChemExplorer Co., Ltd. and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

Exhibit Number	Description of Document
4.19	English translation of Service Outsourcing Agreement, dated as of April 1, 2007, between China Gateway Pharma Products (Shanghai) Limited and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.20	English translation of Purchase and Sales Agreement, dated as of April 1, 2007, between China Gateway Pharma Products (Shanghai) Limited and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.21	English translation of Warehousing and Logistics Service Agreement, effective as of April 26, 2007, between China Gateway Pharma Products (Shanghai) Limited and LabPartner (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.22	English translation of Form of Lease between the Registrant and Shanghai PharmValley Corp. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

4.23	English translation of Form of Catering Service Agreement between the Registrant and Shanghai Kehui Catering Management Co., Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-169699), as amended, initially filed with the Commission on September 30, 2010)

8.1*	Subsidiaries of Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm

15.2*	Consent of Fangda Partners

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANGPHARMA CORPORATION

By:	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title:	Chief Executive Officer and Chairman of the Board

Date: April 30, 2012

SHANGPHARMA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ShangPharma Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of ShangPharma Corporation (“the Company”) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 30, 2012

SHANGPHARMA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

	Note	2009	2010	2011
Net revenues
Unrelated parties	2(n)	72,284,657	90,281,397	111,149,778
Related parties	18	—	—	451,911

		72,284,657	90,281,397	111,601,689

Cost of revenues
Unrelated parties		(40,490,139)	(49,957,227)	(68,893,594)
Related parties	18	(7,942,831)	(10,211,423)	(6,609,829)

		(48,432,970)	(60,168,650)	(75,503,423)

Gross profit		23,851,687	30,112,747	36,098,266

Operating expenses:
Selling and marketing		(1,608,584)	(2,292,880)	(2,640,095)
General and administrative		(11,994,024)	(17,428,575)	(23,961,054)
Other operating income	2(r)	—	—	360,378
Other operating expenses	2(r)	—	—	(193,763)

Total operating expenses		(13,602,608)	(19,721,455)	(26,434,534)

Profit from operations		10,249,079	10,391,292	9,663,732

Interest income		29,621	103,370	966,532
Interest expense		—	(40,079)	(37,792)
Other income	2(s)	1,273,276	4,801,609	4,046,860
Other expenses	2(t)	(200,938)	(174,366)	(1,081,919)

Income from operations before income taxes		11,351,038	15,081,826	13,557,413
Income taxes	14	(1,552,223)	(2,085,312)	(2,442,562)

Net income		9,798,815	12,996,514	11,114,851

Allocation to preferred shareholders		(2,467,117)	(2,738,594)	—

Net income attributable to ShangPharma Corporation’s ordinary shareholders		7,331,698	10,257,920	11,114,851

Net income attributable to ShangPharma Corporation’s ordinary shareholders per share	15
Basic		0.04	0.04	0.03

Diluted		0.04	0.04	0.03

Weighted average ordinary shares outstanding
Basic		208,005,986	233,874,361	335,538,405

Diluted		278,051,299	238,000,199	337,885,258

The accompanying notes are an integral part of these consolidated financial statements.

SHANGPHARMA CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 and 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

	Note	December 31,
		2010	2011

ASSETS
Current assets:
Cash and cash equivalents	2(f)	49,160,335	37,777,960
Restricted cash	2(g)	688,414	2,562,475
Accounts receivable, net	2(h)	16,907,696	23,973,518
Amounts due from related parties	18	—	503,069
Inventories	3	1,259,163	2,841,992
Prepayments and others	4	4,778,625	4,425,066
Deferred tax assets	14	315,402	263,627

Total current assets		73,109,635	72,347,707

Non-current assets:
Derivative assets		260,899	6,938
Property, plant, equipment and software, net	5	60,146,599	86,520,808
Land use right, net	6	4,220,508	6,633,954
Amounts due from related parties	18	—	225,206
Other long-term assets		204,000	558,902
Deferred tax assets	14	—	608,578
Total non-current assets		64,832,006	94,554,386

Total assets		137,941,641	166,902,093

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	7	754,979	—
Accounts payable		10,549,090	16,306,610
Amounts due to related parties	18	1,024,647	122,512
Salary and welfare payables		4,039,824	3,864,117
Income taxes payable		1,910,245	3,241,109
Advance from customers		1,649,737	1,595,866
Other payables and accrued liabilities	8	4,477,213	5,612,884

Total current liabilities		24,405,735	30,743,098
Non-current liabilities
Advanced Subsidies		—	3,120,768

Total non-current liabilities		—	3,120,768

Total liabilities		24,405,735	33,863,866

Commitments and contingencies	19

Shareholders’ equity:
Ordinary shares (US$0.001 par value; 500,000,000 shares authorized; 335,600,000 and 336,109,400 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	12	335,600	336,109
Additional paid in capital		78,989,313	84,924,280
Statutory reserves	2(z)	6,795,484	8,552,344
Retained earnings		23,655,382	33,013,373
Accumulated other comprehensive income		3,760,127	7,304,396
Less: treasury stock, at cost; nil and 2,237,148 shares as of December 31, 2010 and 2011, respectively	13	—	(1,092,275)

Total shareholders’ equity		113,535,906	133,038,227

Total liabilities and shareholders’ equity		137,941,641	166,902,093

The accompanying notes are an integral part of these consolidated financial statements.

SHANGPHARMA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

	Ordinary shares					Accumulated		Less:
	(US$0.001 par value)		Additional			Other		Treasury stock
	Number		paid in	Statutory	Retained	Comprehensive	Comprehensive	Number		Shareholders’
	of shares	Par value	Capital	reserves	earnings	Income	Income	of shares	Amount	Equity
Balance as of January 1, 2009	208,005,986	208,006	68,752	3,885,356	3,770,181	2,075,187		—	—	10,007,482
Comprehensive income:
Net income	—	—	—	—	9,798,815	—	9,798,815	—	—	9,798,815
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	65,099	65,099	—	—	65,099

Total comprehensive income							9,863,914			9,863,914

Share-based compensation expense	—	—	251,950	—	—	—		—	—	251,950
Appropriations to statutory reserves (Note 2(z))	—	—	—	1,561,060	(1,561,060)	—		—	—	—

Balance as of December 31, 2009	208,005,986	208,006	320,702	5,446,416	12,007,936	2,140,286		—	—	20,123,346

Comprehensive income:
Net income	—	—	—	—	12,996,514	—	12,996,514	—	—	12,996,514
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	1,619,841	1,619,841	—	—	1,619,841

Total comprehensive income							14,616,355			14,616,355

Series A convertible preferred shares converted into ordinary shares upon initial public offering	69,994,014	69,994	34,285,781	—	—	—		—	—	34,355,775
Issuance of ordinary shares upon initial public offering, net of direct costs	57,600,000	57,600	40,634,955	—	—	—		—	—	40,692,555
Share-based compensation expense	—	—	3,747,875	—	—	—		—	—	3,747,875
Appropriations to statutory reserves (Note 2(z))	—	—	—	1,349,068	(1,349,068)	—		—	—	—

Balance as of December 31, 2010	335,600,000	335,600	78,989,313	6,795,484	23,655,382	3,760,127		—	—	113,535,906

Comprehensive income:
Net income	—	—	—	—	11,114,851	—	11,114,851	—	—	11,114,851
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	3,544,269	3,544,269	—	—	3,544,269

Total comprehensive income							14,659,120			14,659,120

Repurchase of treasury stock, at cost	—	—	—	—	—	—		(2,237,148)	(1,092,275)	(1,092,275)

Direct costs related to the issuance of ordinary shares upon initial public offering	—	—	(529,311)	—	—	—		—	—	(529,311)
Share-based compensation expense	—	—	6,227,558	—	—	—		—	—	6,227,558
Exercise of share options	509,400	509	236,720	—	—	—		—	—	237,229
Appropriations to statutory reserves (Note 2(y))	—	—	—	1,756,860	(1,756,860)	—		—	—	—

Balance as of December 31, 2011	336,109,400	336,109	84,924,280	8,552,344	33,013,373	7,304,396		(2,237,148)	(1,092,275)	133,038,227

The accompanying notes are an integral part of these consolidated financial statements.

SHANGPHARMA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

	Note	2009	2010	2011
Cash flows from operating activities:
Net income		9,798,815	12,996,514	11,114,851
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, equipment and software		5,830,472	6,698,448	9,185,140
Amortization of land use right		70,822	85,758	121,541
Bad debt provision		30,000	34,058	149,783
Inventories provision		51,940	44,914	369,100
Impairment in value of investment securities		25,857	—	—
Gain from investment securities		—	(275,929)	—
Gain related to derivatives		(74,546)	(3,033,942)	(1,851,860)
Loss (gain) from disposal of fixed assets		—	(79,237)	100,964
Deferred taxes		(272,882)	58,625	(556,802)
Share-based compensation expense		251,950	3,747,875	6,227,558
Change in assets and liabilities:
Increase in accounts receivable		(4,809,690)	(2,584,041)	(8,167,182)
Increase in inventories		(103,152)	(158,679)	(1,951,929)
Increase in amounts due from related parties		—	—	(705,965)
Increase in prepayments and others		(90,894)	(1,076,004)	(675,833)
Increase in other long-term assets		—	(204,000)	(377,213)
Increase in accounts payable		1,541,480	42,179	1,234,682
Decrease in amounts due to related parties		(1,141,464)	(762,148)	(902,135)
Increase (decrease) in salary and welfare payables		931,781	1,048,695	(175,707)
Increase in income taxes payable		1,277,221	321,548	1,330,865
Increase in advance from customers		312,472	1,257,829	(53,871)
Increase in advanced subsidies		—	—	3,120,768
Increase in other payables and accrued liabilities		1,089,969	492,059	740,937

Net cash provided by operating activities		14,720,151	18,654,522	18,277,692

Cash flows from investing activities:
Purchase of property, plant, equipment and software		(13,969,335)	(24,130,434)	(28,430,906)
Purchase of land use right		(4,249,296)	—	(2,251,739)
Proceeds from disposal of fixed assets		—	138,206	129,643
Proceeds from disposal of investment securities		—	627,308	41,726
Payment for investment in securities		(142,857)	—	—
Proceeds (payments) from settlement of derivatives		(650,116)	319,351	3,807,292
(Increase) decrease in restricted cash		685,854	(542,308)	(1,874,061)

Net cash used in investing activities		(18,325,750)	(23,587,877)	(28,578,045)

Cash flows from financing activities:
Proceeds from short-term bank borrowings		—	3,608,718	—
Repayment of short-term bank borrowings		—	(2,871,343)	(777,101)
Cash proceeds from initial public offering, net of issuance costs		—	40,692,555	(721,414)
Proceeds from issuance of ordinary shares upon exercise of stock options		—	—	237,229
Repurchase of ordinary shares		—	—	(1,092,275)

Net cash provided by (used in) financing activities		—	41,429,930	(2,353,561)

Effect of foreign exchange rate changes on cash and cash equivalents		159	425,623	1,271,539

Net (decrease) increase in cash and cash equivalents		(3,605,440)	36,922,198	(11,382,375)
Cash and cash equivalents at beginning of year		15,843,577	12,238,137	49,160,335

Cash and cash equivalents at end of year		12,238,137	49,160,335	37,777,960

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes		541,818	1,763,764	1,668,501
Cash paid during the year for interest		—	40,079	37,792
Supplemental disclosure of non-cash investing and financing activities:
Increase (decrease) in accounts payable for purchase of property, plant, equipment and software		(5,151,948)	5,800,744	4,522,837

The accompanying notes are an integral part of these consolidated financial statements

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of ShangPharma Corporation (the “Company”) and its wholly owned subsidiaries, which mainly consist of ChemExplorer Company Limited (“CEHK”), China Gateway Life Science (Holdings) Limited (“CGHK”), Shanghai ChemExplorer Co., Ltd. (“CESH”), Shanghai PharmaExplorer Co., Ltd (“PESH”), Shanghai ChemPartner Co., Ltd (“CPSH”), China Gateway Pharma Products (Shanghai) Limited (“CGNH”), Chengdu Chempartner Co., Ltd. (“CPCD”), China Gateway Technology Development (Shanghai) Ltd. (“CGTD”) and China Gateway Pharmaceutical Development Co., Ltd. (“CGFX”). The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in providing pharmaceutical and biotechnology research and development services.

Substantially all of the Group’s business is conducted in the People’s Republic of China (“PRC”) through its wholly owned operating subsidiaries, CESH, PESH, CPSH, CGNH, CPCD, CGTD and CGFX (collectively referred to as “PRC Operating Subsidiaries”). CGNH, the original manufacturing facility primarily for pharmaceutical development services, was going through legal closure process as of December 31, 2011 and all substantial operations have been transferred to CGFX, the new cGMP(“certified General Manufacturing Practice”)-quality multi-purpose manufacturing facility during 2011.

CEHK and CGHK were incorporated in Hong Kong on January 3, 2003 and June 23, 2003, respectively, as direct holding companies of the PRC operating subsidiaries. CEHK and CGHK are indirectly wholly owned by two co-founders who are immediate family members prior to the restructuring undertaken in September 2007 as described below.

ShangPharma Corporation was incorporated in Cayman Islands on August 30, 2007. On September 5, 2007, the Group undertook a restructuring in anticipation of the issuance of Series A Convertible Preferred Shares to a third party investor (Note 10), whereby the Company became the ultimate holding company after all of the then existing shareholders of CEHK and CGHK exchanged their respective shares in these two entities for equivalent classes of shares of the Company on a one for one basis. The restructuring was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence from inception of the Group.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidations

The accompanying consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions, balances and profits between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the Board of Directors (“Board”); to cast a majority of votes at the meeting of the Board of Directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, bad debt provision, inventories provision, loss contract accruals, valuation of investment in securities, valuation of derivative assets, useful lives and estimated residual value of property, equipment and software, valuation allowance on deferred tax assets, provision for uncertain tax positions and certain assumptions related to the valuation of share-based compensation.

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income.

(d) Derivatives and Hedging Activities

The Company has entered into foreign exchange forward contracts with certain banks to reduce the exposure of significant changes in exchange rates between RMB and foreign currencies. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Derivatives and Hedging Activities (continued)

the consolidated statements of operations. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s derivative instruments have not met the criteria for hedge accounting within the authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with gains or losses on these transactions recorded in the consolidated statements of operations within other income or other expense in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company used a discounted cash flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument.

(e) Functional currency and foreign currency translations

The Company and its non-PRC subsidiaries’ functional currency is the United States dollar (“US dollar” or “US$”). The Company’s PRC subsidiaries’ functional currency is the Renminbi (“RMB”), the official currency in the PRC. Transactions denominated in currencies other than the functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the transaction dates. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are recognized in the consolidated statements of operations. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the PBOC at the date when the assets and liabilities occur.

The reporting currency of the Group is US dollar. Assets and liabilities are translated at the exchange rates at the balance sheet date, shareholders’ equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown, net of tax, as a separate component in the consolidated statements of changes in shareholders’ equity.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and highly liquid investments that are unrestricted as to withdrawal and use that have original maturities of three months or less from the date of purchase. Included in the cash and cash equivalents balance as of December 31, 2010 and 2011 are balances denominated in US$ amounting to US$16,823,630 and US$15,459,546, respectively. As of December 31, 2011, US$31,443,050 and US$5,985,093 of cash and cash equivalents are under the jurisdiction of PRC and Hong Kong, respectively. As of December 31, 2010, US$44,136,696 and US$4,755,982 of cash and cash equivalents are under the jurisdiction of PRC and Hong Kong, respectively.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(g) Restricted cash

Restricted cash at December 31, 2010 includes cash held as collateral for foreign exchange forward contracts. Restricted cash at December 31, 2011 includes cash held as collateral for foreign exchange forward contracts of US$697,409, cash in the depositary bank intended for future repurchase of shares of US$1,007,725, funds received from government eligible to certain scientists of the Company of US$753,861 and payables to employees for exercised share options of US$103,480.

(h) Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group provides specific provisions for bad debts when facts and circumstances indicate that the collection is doubtful and a loss is probable and estimable. For the years ended December 31, 2009, 2010 and 2011, the Group recorded allowance for doubtful accounts of US$30,000, US$34,058 and US$149,783, respectively, and wrote off bad debts of nil, US$113,435 and nil for the years presented, respectively. Allowance for doubtful accounts was US$34,058 and US$183,841 as of December 31, 2010 and 2011, respectively.

(i) Inventories

Inventories consisting of raw materials, costs incurred prior to delivery and customer acceptance of undelivered compounds are stated at the lower of cost or market. The Company determines cost on a weighted-average basis. Cost comprises direct materials and where applicable, of direct labor and overhead costs that has been incurred in bringing inventories to their present location and condition. Writedowns for inventories valuation were US$51,940, US$44,914 and US$369,100 for the years ended December 31, 2009, 2010 and 2011, respectively, and once recorded, result in a new cost basis for the related inventories and such writedowns are not reversed until such inventory are sold or otherwise disposed. For the years ended December 31, 2009, 2010 and 2011, nil, US$70,052 and US$44,211 of such reserves were removed with the sale or disposal of such inventories, respectively.

(j) Investment in securities

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

The Group recorded the investment in convertible and redeemable preferred shares, which are in nature of debt securities, as an available-for-sale investment. Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in the consolidated statement of changes in shareholders’ equity. When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in other comprehensive income are removed from the consolidated statement of changes in

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(j) Investment in securities (continued)

shareholders’ equity and recognized in the consolidated statements of operations. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the current period operating results. The Group evaluates the investments periodically for possible other-than-temporary impairment. An other-than-temporary impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis.

(k) Property, plant, equipment and software

Property, plant, equipment and software are stated at cost less accumulated depreciation and amortization. Costs include amounts paid to acquire or construct the assets. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. As of December 31, 2010 and 2011, assets classified as construction in progress mainly relate to the construction of manufacturing facility and laboratory service building located in Fengxian for pharmaceutical development services, the leasehold improvements and equipments which need construction or installation. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation/amortization are removed from the accounts and any resulting gains or losses are recognized in the consolidated statements of operations. Repair and maintenance costs are expensed as incurred.

Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual values:

Leasehold improvements	Shorter of the lease term or the estimated useful lives
Building and constructions	20 years
Experimental equipment	3-10 years
Vehicles	5 years
Office equipment and others	5 years
Software licenses	1-10 years

Residual value is determined based on the economic value of the property, plant and equipment at the end of the estimated useful period, with a range from 0% to 10% of the original costs.

(l) Land use right

Land use right represents fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in the land use right certificate of 50 year or the remaining term in the certificate from the acquisition of the land use right.

(m) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows the assets are expected to generate. If

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(m) Impairment of long-lived assets (continued)

the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2009, 2010 and 2011.

(n) Revenue recognition

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

Prior to January 1, 2011, Laboratory services provided on a fee-for-service basis often include multiple elements of deliverables. Upon entering into such contractual agreements involving multiple elements of deliverables, the Group first determines whether each deliverable has standalone value to the customer. If the deliverables each have standalone value to the customer, then a separate unit of accounting is adopted to each separate deliverable. If any of the deliverables are not considered to have standalone value to the customer, then the deliverables are considered bundled and only one unit of accounting is assigned to the entire arrangement.

In September 2009, the FASB amended the accounting standards for multiple deliverables revenue arrangements. The new standard was adopted effective January 1, 2011 and requires the Group to use its best estimate of selling price (“BESP”) for the deliverables in an arrangement when vendor specific objective evidence (“VSOE”) or third party evidence of the selling price (“TPE”) is not available. The BESP should be determined in a way that is consistent with the price at which the Company would sell the deliverable if the item were to be sold separately. The residual method of allocating arrangement consideration will no longer be permitted.

The Group generally is not able to establish TPE or VSOE for its services, as the deliverables are highly customized and competitor pricing is not available or the Group is unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis. BESP for deliverables is generally established based on labor costs, reagents and supplies costs, overhead costs, risks and complexity of the work and expected profit margins developed from the competitive bidding process for customer contracts. The Group allocates the contractual arrangement’s value at the inception of the arrangement using relative fair value method based upon BESP. Consistent with the Group’s accounting policies prior to the adoption of this standard, revenue is recognized as each element is earned, provided that the fair value of the undelivered element(s) has been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and the Group is in control of the undelivered element(s). An element is considered earned upon the delivery or acceptance of the deliverables. The adoption of this standard did not have any impact on the consolidated financial statements.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n) Revenue recognition (continued)

For arrangements that include service elements, revenue is recognized for the service element using the proportionate performance method. The Group bases measurement of performance on a comparison of direct labor hours through that date to estimated total direct labor hours to complete the arrangement under the contract. The Group believes this is the best indicator of the performance of the contractual obligations. Changes in the estimated total direct labor hours to complete a contract without a corresponding proportional change to the contract value result in a cumulative adjustment to the amount of revenue recognized in the period in which the change in estimate is determined.

Under certain arrangements, a portion of the payments owed to the Group are contingent upon successful achievement of performance standards or research and development success milestones. Revenues are recognized when the milestone achievements are accepted by the customers.

Under certain fee-for-service arrangements, the customers confirm the acceptance of the completed deliverables but require the Group to hold the deliverables temporarily to meet their shipping schedules. Under such arrangements, the customers also confirm that the Group has the rights to bill them upon the acceptance and any extra reprocessing costs due to the delay of shipping are to be burdened by them. So for such bill and hold arrangements, revenue is recognized upon acceptance of the deliverables by the customers even if the delivery doesn’t incur. The amount of bill and hold sales were immaterial for all periods presented. At December 31, 2011, there were no bill and hold arrangements outstanding.

In the event of changes in the scope, nature, duration, or volume of services of the contract with a customer, the Group negotiates to modify its existing contract or establish a new contract to reflect the changes. The Group recognizes renegotiated amounts as revenue by revision to the total contract value resulting from the renegotiated contract.

Most of the Group’s revenue contracts can be terminated by its customers either immediately or after a specified period following notice. These contracts typically require the customer to pay the Group the fees earned through the termination date. Therefore, revenue recognized prior to cancellation generally does not require an adjustment upon cancellation.

Costs incurred prior to the delivery and acceptances of the deliverables are capitalized in inventory as work in progress. Cash received in advance of the delivery and acceptances of the deliverables are recorded as advances from customers.

The Group also provides research manufacturing services to its customers. Revenue from the sale of manufactured products is recognized upon delivery and acceptance by the customer when title and risk of loss have been transferred. Revenue from the sale of manufactured products was not material for the years ended December 31, 2009, 2010 and 2011, respectively.

(o) Sales taxes

Certain laboratory services provided are subject to sales tax at a rate of 5%. Sales tax and related charges are recognized as sales taxes and are deducted from gross revenues and recorded as a liability to the taxing

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(o) Sales taxes (continued)

authorities to arrive at net revenues. The Group historically received sales tax exemptions for certain laboratory services upon the approval from local authorities. Tax exemptions for the years ended December 31, 2009, 2010 and 2011 were US$2,598,524, US$3,566,799 and US$4,479,751, respectively.

(p) Shipping and handling costs

Shipping and handling costs are included in selling and marketing expenses in the consolidated statements of operations. For the years ended December 31, 2009, 2010 and 2011, shipping and handling costs were US$183,628, US$229,385 and US$271,409, respectively.

(q) Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives from the lessor are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(r) Government subsidies

The Group’s government subsidies can generally be divided into 1) research related, 2) hiring and training related 3) capital expenditure related and 4) others.

For capital expenditure related government subsidies, the subsidies are initially recorded as advanced subsidies and recognized as a reduction of depreciation expenses using straight-line method over the useful life of the assets ready in use. The Group recognized nil, US$10,097 and US$444,407 as a reduction of depreciation expenses in cost of revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

For other government subsidies, the Group recognizes the cash subsidies as other income when received if there are no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits, or initially record as liabilities and recognize as other income upon when the obligations for earning such subsidies have been met. Other government subsidies were immaterial for all periods presented.

For research related and hiring or training related government subsidies, the Group originally recognized the cash subsidies as other income when received if there is no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits, or initially recorded as liabilities and recognized as other income upon when the obligations for earning such subsidies have been met.

Effective on July 1, 2011, the Group changed the accounting policy for research and hiring or training related government subsidies by classifying such subsidies as operating income rather than the original non-operating income. In addition research related costs were reclassified from cost of revenues to other operating expenses, and hiring or training related expenses continue to be recorded in general and administrative expenses. Although ASC 250 requires a retrospective application, the Group determined that a prospective application is deemed reasonable due to the insignificant impact in prior periods. As a result of the change in accounting policy, effective from July 1, 2011 under the prospective application, the Group’s gross profit and profit from operations for fiscal 2011 increased by $194,000 and $360,000, respectively. Should a retrospective application

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Government subsidies (continued)

be adopted, the impact on the Company’s gross profit would increase by nil, $266,000, and $120,000 for fiscal years 2009, 2010 and 2011, respectively, and the impact on the Company’s profit from operations would increase by $453,000, $607,000 and $384,000 for fiscal years 2009, 2010 and 2011, respectively. There would be no impact on the Company’s net income for fiscal years 2009, 2010 and 2011. After the accounting policy change, the cash subsidies are recognized as other operating income when received if there are no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits or initially recorded as liabilities and recognized as other operating income upon when the obligations for earning such subsidies have been met. Accordingly the costs related to such subsidies are recognized as other operating expenses to better reflect the economics of the subsidies.

The Group believes the change in accounting policy is preferable as it better reflects the substance of the government assistance which is more in line with the operating nature of the transaction. The accounting policy change is not retrospectively applied to all prior periods as well as current periods (the first and second quarter of 2011) because the financial impact of such change is assessed to be immaterial both qualitatively and quantitatively.

For the years ended December 31, 2009, 2010 and 2011, research and hiring or training related subsidies of US$453,016, US$606,445 and US$384,474 were recognized as other income, respectively. After the accounting policy change, US$360,378 of such subsidies were recognized as other operating income and US$193,763 of such subsidies related costs were recognized as other operating expenses for the year ended December 31, 2011.

The balance of the cash subsidies recorded as other payables and accrued liabilities were US$638,011 and US$151,423 as of December 31, 2010 and 2011, respectively. And the balance of the cash subsidies recorded as non-current advanced subsidies were nil and US$3,120,768, respectively.

(s) Other income

Other income primarily includes rental income from the sublease of the leased office building, recognized research and hiring or training related government subsidies before the accounting policy change effective since the third quarter of 2011(Note 2(r)), investment income from the sales of investment, foreign exchange gain, reversal of long aging accounts payable and gains recognized on foreign exchange forward contracts. The long aging accounts payables that were reversed all had aging over five years with no correspondence from vendors asking for payments during the period so the Company believes the risk and possibility to pay such liabilities are very low and it is proper to reverse such long aging balances. Rental income was US$420,625, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively. Investment income recognized for the contingent consideration upon the achievement of milestones by investee and cash receipt was nil, US$275,929 and nil for the years ended December 31, 2009, 2010 and 2011, respectively. Foreign exchange gain was nil, nil and US$770,979 for the years ended December 31, 2009, 2010 and 2011. Reversal of long aging accounts payable was nil, nil and US$276,885 for the years ended December 31, 2009, 2010 and 2011, respectively. Gains recognized on foreign exchange forward contracts were US$74,546, US$3,049,211 and US$2,445,470 for the years ended December 31, 2009, 2010 and 2011, respectively.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(t) Other expenses

Other expenses primarily include foreign exchange losses, losses recognized on foreign exchange forward contracts, one-time fees for potential merger & acquisition projects and disposal losses during the legal closure process of CGNH. Foreign exchange losses were US$125,305, US$29,855 and nil for the years ended December 31, 2009, 2010 and 2011, respectively. Losses recognized on foreign exchange forward contracts were nil, US$15,269 and US$586,838 for the years ended December 31, 2009, 2010 and 2011, respectively. One-time fees for potential merger and acquisition projects were nil, nil and US$132,703 for the years ended December 31, 2009, 2010 and 2011. Disposal losses during the legal closure process of CGNH were nil, nil and US$196,636 for the years ended December 31, 2009, 2010 and 2011, respectively.

(u) Share-based compensation

Share-based compensation expense for all share-based payment awards granted is determined based on the grant date fair value. Share-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated using a Black-Scholes option pricing model (“Black-Scholes model”). Share-based compensation is expensed ratably on a straight-line basis for awards with service conditions only over the requisite service period, which is generally the vesting term of the share-based payment awards. The graded vesting method is applied to awards with performance conditions.

(v) Income tax

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

The guidance on accounting for uncertain tax positions in income taxes clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company’s policy is to recognize, if any, uncertain tax position related interest as interest expenses and penalties as other expenses.

(w) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the change in income or loss resulting from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(w) Earnings per share (continued)

conversion of the Series A convertible preferred shares using the if-converted method, and shares issuable upon the exercise of stock options for the purchase of ordinary shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(x) Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of shareholders’ equity but are excluded from net income. For all periods presented, other comprehensive income represented impacts of foreign currency translation adjustments. The Group discloses this information in the consolidated statements of changes in shareholders’ equity.

(y) Segment reporting

The Company currently operates and manages its business as a single segment. In accordance with “Disclosures about Segment of an Enterprise and Related Information”, the Company’s chief operating decision-maker has been identified as the chief executive officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the consolidated financial statements.

(z) Profit appropriation and statutory reserves in PRC

PRC Operating Subsidiaries are wholly foreign owned enterprises incorporated in the PRC, and are required to make appropriations from after-tax profits to non-distributable reserve funds. A subsidiary, after recouping its accumulated losses, need to make appropriations to general reserve fund and staff bonus and welfare fund (“the statutory reserves”). The general reserve fund requires annual appropriations of 10% of after-tax profit (determined by generally accepted accounting principles in the PRC (“PRC GAAP”)) until such fund has reached 50% of the subsidiary’s registered capital; the percentage of appropriation for staff bonus and welfare fund is determined at the discretion of its Board. The statutory reserves can only be used for specific purposes, such as offsetting accumulated losses, enterprise expansion or staff welfare. These reserves are not transferrable to the Group in the form of dividends, advances or loans. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves. The Group made appropriations to the general reserve funds of US$1,561,060, US$1,349,068 and US$1,756,860 for the years ended December 31, 2009, 2010 and 2011, respectively.

(aa) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2009, 2010 and 2011.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(z)).

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ab) Certain risks and concentration

A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by PBOC. Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash equivalents, accounts receivables and prepayments and other current assets. As of December 31, 2010 and 2011, substantially all of the Group’s cash equivalents were held in major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash equivalents are financially sound based on public available information. Accounts receivables are typically unsecured and primarily denominated in US dollars. The Group does not require collateral or other security to support financial instruments subject to credit risks.

The Group’s customers include pharmaceutical and biotechnology companies. In the majority of circumstances, there are agreements in force with these entities that provide for the Group’s continued involvement in present research projects. However, there exists the possibility that the Group will have no further association with these entities once the ongoing projects conclude.

The following table summarizes the percentage of the Group’s revenue and accounts receivable represented by customers with balances over 10% of total revenue for the years ended December 31, 2009, 2010, and 2011, and over 10% of accounts receivable as of December 31, 2010 and 2011, respectively:

	2009	2010	2011
Revenue

Customer A	27%	21%	18%
Customer B	10%	8%	7%
Customer C	3%	7%	11%

	As of December 31,
	2010	2011
Accounts receivable

Customer A	20%	15%
Customer C	10%	16%

(ac) Repurchase of shares

When the Company’s shares are retired, or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), the excess of the purchase prices over their par value is allocated between retained earnings and additional paid-in capital subject to the limitation on the amount to be additional paid-in capital described in ASC 505-30-30-8.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ac) Repurchase of shares (continued)

When the Company’s shares are acquired for purposes other than retirement, the treasury stock is accounted for under the cost method.

(ad) Recent accounting pronouncements

In May 2011, FASB issued amendments to achieve common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The new guidance is to be applied prospectively and is effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Company will adopt this guidance effective January 1, 2012, and are currently evaluating the impact of the adoption of this standard to our consolidated financial.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for the Company means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have a material impact on the Group’s financial statements.

3. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2010	2011
Raw materials	197,025	376,489
Work in progress	997,701	2,456,981
Finished goods	64,437	8,522

	1,259,163	2,841,992

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

4. PREPAYMENTS AND OTHERS

Prepayments and others consist of the following:

	As of December 31,
	2010	2011
Prepaid rental and deposit	1,303,396	938,025
Security deposits prepaid to PRC custom’s office for importation of equipments	—	634,077
Prepayments for purchase of raw materials	447,864	357,921
Prepayment for D&O insurance	105,853	186,090
Derivative assets - foreign-exchange forward contracts	2,464,457	1,377,384
Receivables for transferring parts of the assets acquired from Charles River	—	126,966
Exportation value-added tax to be refunded	48,645	100,660
Unamortized large animal costs	—	77,678
Interest receivable	—	83,169
Others	408,410	543,096

	4,778,625	4,425,066

5. PROPERTY, PLANT, EQUIPMENT AND SOFTWARE, NET

Property, plant, equipment and software consist of the following:

	As of December 31,
	2010	2011
Leasehold improvements	15,750,282	27,181,270
Experimental equipment	38,175,211	56,543,539
Vehicles	618,484	887,087
Office equipment and others	3,057,229	3,943,192
Buildings and constructions	11,956,223	18,035,051
Software licenses	2,090,706	2,357,324
Construction in progress	10,699,377	9,149,877

	82,347,512	118,097,340
Less: accumulated depreciation and amortization	(22,200,913)	(31,576,532)

Property, plant, equipment and software	60,146,599	86,520,808

The balance of buildings and constructions as of December 31, 2010 represents phase A of the cGMP-quality multi-purpose manufacturing facility built up in Fengxian, Shanghai. The balance of buildings and constructions as of December 31, 2011 includes US$13.4 million related to phase A of the cGMP-quality multi-purpose manufacturing facility built up in Fengxian, Shanghai, US$1.0 million of the laboratory service building built up in Fengxian, Shanghai and US$3.7 million of the laboratory service building purchased in Chengdu.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

5. PROPERTY, PLANT, EQUIPMENT AND SOFTWARE, NET (CONTINUED)

As of October 31, 2011, the Group, through one of its main PRC Operating Subsidiaries CPSH, acquired a group of assets from Charles River Laboratories International, Inc (“Charles River”)’s Shanghai In-vivo drug research facility with a total cash consideration of US$4,954,559. The total cash consideration is allocated to each acquired equipment and renovation based on the relative fair values of the acquired assets as of the transfer date. The remaining useful life of each equipment and renovation upon acquisition is estimated to be ranged from 3 to 10 years based on the assessment of the nature, condition and usage status of each item. Included in the construction in progress as of December 31, 2011 is US$3,883,819 related to the renovation acquired from Charles River.

Depreciation and amortization expenses were US$5,830,472, US$6,698,448 and US$9,185,140 for the years ended December 31, 2009, 2010 and 2011, respectively.

The annual estimated amortization expense of software licenses for the next five years is as follows:

2012	159,351
2013	149,265
2014	148,426
2015	145,069
2016	139,356

741,467

6. LAND USE RIGHT, NET

Land use rights represent fees paid to obtain the right to use certain lands over periods specified in the land use right certificate of 50 years or the remaining term in the certificate from the acquisition of the land use right.

	As of December 31,
	2010	2011
Land use right	4,381,150	6,927,438
Less: accumulated amortization	(160,642)	(293,484)

	4,220,508	6,633,954

Amortization expenses were US$70,822, US$85,758 and US$121,541 for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, estimated amortization expense in each of the next five years is US$140,908, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

7. BORROWINGS (CONTINUED)

facility agreements with a maximum borrowing capacity of US$15.0 million. In June, 2011, resulting from a renewal of the series of facility agreements, the maximum borrowing capacity increased to US$20.0 million. The detailed terms as below:

A short term revolving facility agreement not exceeding US$13.0 million, increased from US$12.5 million before the renewal

Under the renewed facility agreement, the subsidiaries can either issue letters of credit guaranteed by the bank up to US$5.0 million unchanged after the renewal through a one-year period bearing a commission at the rate of 0.15% quarterly for each letter of credit; or make financing by assigning certain of their accounts receivable as collateral up to US$5.0 million unchanged after the renewal through a three-month period bearing an interest at the rate of Libor + 4.5% per annum; or make financing up to US$8.0 million increased from US$7.5 million before the renewal with interest-free for hedging and risk management derivative transactions with the bank through a two-year period.

A pledged facility agreement in the amount of US$7.0 million unchanged

This facility agreement includes a $2.0 million three-month revolving facility bearing interest at the rate of Libor + 4.5% per annum for borrowings in US dollars and 90% of the prevailing base lending rate set by PBOC for borrowings in RMB and a $5.0 million three-year fixed term facility bearing interest at the rate of Libor + 4.5% per annum for borrowings in US dollars and the prevailing base lending rate set by PBOC for borrowings in RMB. The Group agreed to assign certain of its buildings and constructions in progress in accompany with the land use right as the pledge up to RMB 39.6 million (US$5.98 million) for any draw down under the facility agreement. In addition of the pledge, the facility agreement also contains financial covenants that require the Group to meet certain ratio for debt to earnings before interest, tax, depreciation and amortization (“EBITDA”). The financing under the three-year fixed term facility is restricted to be only used on the subsidiaries’ capital expenditure activities.

The Group did not draw down any amount under the short term revolving facility or pledged facility as of December 31, 2010 and 2011. At December 31, 2011, the Group was in compliance with the terms of the facility agreements, including covenants.

In October 2009, certain subsidiaries of the Company signed a 60-day revolving facility offer letter with a bank. Under the letter, the bank agreed to grant a credit facility up to US$6.5 million and to purchase the subsidiaries’ accounts receivable with full recourse. The facility bears interest at the rate of Libor + 2% per annum for a one year period through October 12, 2010. In September, 2011, a new 60-day revolving facility offer letter was entered into between the bank and certain subsidiaries of the Company. Under the new letter, the bank agreed to grant a credit facility up to US$3.0 million and to purchase the subsidiaries’ accounts receivable with full recourse. The facility bears interest at the rate of Libor + 2% per annum. During 2011, the Company has not used the facility and did not sell any accounts receivable. There was no outstanding loan balance under both the old and new facilities as of December 31, 2010 and 2011, respectively. At December 31, 2011, the Group was in compliance with the terms of the facility agreements.

In March 2010, certain subsidiaries of the Company entered into short term revolving facility agreements with a bank. Under the agreements, the bank agreed to grant total credit facility of RMB35.0 million (US$5.3 million), for a one year period through March 2011. The Group had drawn down RMB19.6 million (US$2.9

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

7. BORROWINGS (CONTINUED)

million) bearing interest at the rate of 4.86% during 2010. All such loans have been repaid and there was no outstanding loan balance under these facilities as of December 31, 2010 and 2011, respectively.

In July 2010, certain subsidiaries of the Company entered into a loan agreement with a bank in relation to an one-year loan in the principal amount of RMB10.0 million (US$1.51 million) bearing interest at the rate of 120% of the prevailing base lending rate set by PBOC for borrowings in RMB . The Group had drawn down RMB5.0 million (US$0.75 million) in 2010 and the outstanding loan balances as of December 31, 2010 and 2011 were US$0.75 million in short-term bank borrowings on the balance sheet and nil, respectively. The actual weighted average interest rates for the years ended December 31, 2010 and 2011 were 6.672% and 7.092%, respectively. At December 31, 2011, the Group was in compliance with the terms of the loan agreement.

8. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	As of December 31,
	2010	2011
Value added tax and other taxes payable	1,817,609	1,501,662
Accrued rental and utilities	429,432	804,039
Derivative liability- foreign-exchange forward contracts	15,269	602,107
Accrued professional fees	315,758	394,705
Unearned government subsidies	638,011	151,423
Accrued employee annual leave	207,614	149,980
Accrued IPO bonuses and other employee incentives	399,970	—
Accrued lab partner service fees	—	100,134
Provision for loss contract accruals	—	218,951
Government incentives received by the Company to be paid to the Company’s certain entitled scientists	—	753,861
Payable to employees due to the exercise of options and vesting of RSUs	—	103,480
Others	653,550	832,542

	4,477,213	5,612,884

The Company prepares a detailed budget for each individual project with contract value higher than certain threshold including budget for labor costs, reagent and supplies costs and overhead costs and true up the budget at each reporting date to reflect the actual project status and change of estimates on completion. As of each reporting date, if the project is assessed to be a loss contract according to the budget analysis, the realized loss is recorded as a write-down of inventory balances, and the unrealized future losses are accrued in other payables and accrued liabilities. As of December 31, 2010 and 2011, the provision for loss contract accruals were nil and US$218,951, respectively.

9. EMPLOYEE BENEFITS

Full-time employees of PRC Operating Subsidiaries are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. PRC Operating Subsidiaries are required

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

9. EMPLOYEE BENEFITS (CONTINUED)

to pay for these benefits based on certain percentages of salaries in accordance with the relevant regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total contribution made for such employee benefits and amounts charged to the consolidated statements of operations were US$4,248,654, US$5,691,653 and US$8,023,850 for the years ended December 31, 2009, 2010 and 2011, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

10. SERIES A CONVERTIBLE PREFERRED SHARES

On September 7, 2007, the Company issued and sold 3,365 (prior to bonus share issuance (Note 12)) Series A Preferred Shares. The Company sold 2,019 of these shares (prior to bonus share issuance (Note 12)) to a third party investor for cash proceeds of US$21,000,000 pursuant to a Securities Purchase Agreement dated September 5, 2007, or approximately US$10,401 per share, determined to be the fair value of such shares at the date of issuance. The Company issued the remaining 1,346 (prior to bonus share issuance (Note 12)) shares to Joint Benefit Group Limited (“JBGL”), a company indirectly owned and controlled by all of the Company’s ultimate ordinary shareholders for a nominal price (such that it was a pro rata distribution to all ultimate ordinary shareholders).

Pursuant to the Securities Purchase Agreement, JBGL simultaneously sold the 1,346 (prior to bonus share issuance (Note 12)) Series A Preferred Shares to the same third party investor for cash proceeds of US$14,000,000, or approximately US$10,401 per share, on September 7, 2007. While the form of the transaction was a distribution of preferred shares to the ultimate ordinary shareholders, the Company effectively made a cash distribution of US$14,000,000 to the ultimate ordinary shareholders in connection with the sale of 3,365 Series A Preferred Shares. The Company recorded the US$14,000,000 payment as a pro rata dividend to all of the ultimate ordinary shareholders in consideration of the dilution in their ownership interest in the Company as a result of the Series A Convertible Share investment.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The conversion price of the Series A Preferred Shares was adjusted to US$0.50 per share in May 2008 on a retrospective basis (Note 12).

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Form of charge agreement

On September 4, 2007, the founders agreed to pledge to the third party investor 2,673 (prior to bonus share issuance (Note 12)) ordinary shares for certain enforcement events as defined in the Securities Purchase Agreement resulting in an amount becoming payable to the third party investor by the indemnifying parties (including the Company and the founder). Pledged shares shall be released upon the earlier of the expiration of the enforcement events, a qualified public offering and/or liquidation event. During the pledge period, the founder is still entitled to the voting and dividend rights. The charged shares were all released in April 2010.

All of the outstanding 69,994,014 Series A Preferred Shares were automatically converted into 69,994,014 ordinary shares on a one-for-one basis upon the completion of the qualifying IPO that occurred on October 19, 2010.

11. INVESTMENT IN SECURITIES

In 2007 and 2008, the Group, through one of its subsidiaries, acquired 300,000 Series A redeemable and convertible preferred shares of a pharmaceutical and biotechnology research and development company (“investee”) incorporated in the United States of America for a consideration of US$300,000. The Company’s investment represents 2.9% of investee’s equity interests, on an as converted basis. The preferred shares are convertible into shares of the investee’s common share at a 1:1 ratio and are redeemable, if more than 72% of the outstanding preferred shareholders request redemption on or after the fifth anniversary of the preferred share original issuance date.

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

In February 2010, the Group, together with other original investors of the investee, sold their investments in the investee to a third party (Note 20). According to the share purchase agreement, the Group received cash of US$351,379 in February 2010 and is entitled to receive additional cash of up to US$65,714 set aside in an escrow account. In May 2011, US$41,726 set aside in the escrow account was received by the Group. The Group is also eligible for certain future consideration of up to approximately US$1.5 million. The receipts of the future

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

11. INVESTMENT IN SECURITIES (CONTINUED)

payments are contingent upon the investee achieving certain milestones defined in the share purchase agreement. As for the years ended December 31, 2010 and 2011, US$275,929 and nil of future considerations has been recognized by the Group as other income.

12. SHARE CAPITAL

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

On October 19, 2010, with the completion of the qualifying IPO, the amounts of issued and outstanding ordinary shares were increased to 335,600,000, among which 57,600,000 ordinary shares were increased from public issuance and 69,994,014 ordinary shares were automatically converted from Series A Preferred Shares.

As of December 31, 2011, the total issued and outstanding ordinary shares were increased to 336,109,400, from the exercise of share options.

13. REPURCHASE OF SHARES

In August 2011, the Board of Directors approved a share repurchase program to repurchase outstanding ADSs of the Company with an aggregate value of up to US$10.0 million within two years. The repurchase will be made from time to time depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions. The program may be suspended or discontinued at any time.

During 2011, ShangPharma repurchased an aggregate volume of 124,286 ADSs from the open market for a total consideration of US$1,092,275. All repurchased shares were accounted for under the cost method in treasury stock as of December 31, 2011. In addition, the Company made prepayments to the depositary bank of approximately US$1.0 million, the amount is intended for future repurchases and was recorded as restricted cash.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2009, 2010 and 2011. Accordingly, no Hong Kong profit tax has been provided.

PRC

Prior to January 1, 2008, the Company’s subsidiaries that are incorporated in the PRC were subject to Enterprise Income Tax (“EIT”) in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (collectively the “previous PRC Income Tax Laws”). Pursuant to the previous PRC Income Tax Laws and rules, enterprises were generally subject to a statutory tax rate of 33% (30% state income tax plus 3% local income tax). Subsidiaries that were registered in the Pudong New District of Shanghai were, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008.

In March 2007, the Chinese government enacted the Corporate Income Tax Law (the “new CIT Law”), and promulgated related regulation Implementing Regulations for the PRC Corporate Income Tax Law. The new CIT law and regulation went into effect on January 1, 2008. The new CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The new CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of corporations which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlap with preferential policies provided by the new CIT Law, a corporation may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Also, the policy cannot be changed once determined.

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

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. TAXATION (CONTINUED)

As of December 31, 2010 and 2011, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, as the Company intends to indefinitely reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

CESH, PESH and CPSH, foreign invested enterprises, are located in the Shanghai Pudong Zhangjiang High-Tech Park. They were subject to an income tax rate of 15% before 2008 prior to the implementation of Corporate Income Tax Law. In 2008, the local government announced the recognition of CESH and CPSH as high-new technology enterprises. Accordingly, they are entitled to a preferential tax rate of 15%, which is effective from January 1, 2008. The high and new technology enterprise status is subject to approval and renewal every three years. In 2011, with the approval by local government, CESH and CPSH’s high and new technology enterprise status was renewed for another three years effective from January 1, 2011. Neither CESH nor CPSH applied to, or obtained approval from the local taxing authority to enjoy the preferential tax rate applicable to high and new technology enterprises. In addition, CESH is entitled to tax exemption from income tax for year 2007, and a 50% reduced applicable corporate income tax rate for the subsequent three years. PESH and CPSH are entitled to a two-year exemption from income tax for the years of 2007 and 2008, and a 50% reduced applicable corporate income tax rate for the subsequent three years. Accordingly, CESH gradually transits from income tax rate of 9% to 11% from 2008 to 2010, and PESH and CPSH gradually transits from the income tax rate of 10% to 12% from 2009 to 2011. After the expiration of CESH and CPSH’s 50% reduced applicable corporate income tax rate preference, with the entitlement to Technical Advanced Service Enterprise (“TASE”) effective from 2010 to 2013, CESH will be subject to a preferential tax rate of 15% from 2011 to 2013 and CPSH will be subject to a preferential tax rate of 15% from 2012 to 2013. PESH will be subject to a uniform tax rate of 25% after the expiration of its 50% reduced applicable corporate income tax rate preference starting 2012.

CGTD, a foreign invested enterprise, is located in the Shanghai Pudong Zhangjiang High-Tech Park. It was subject to an income tax rate of 15% before 2008 prior to the implementation of Corporate Income Tax Law. CGTD gradually transitions from the income tax rate of 18% to 25% from 2008 to 2012.

CGNH, a foreign invested enterprise, is located in the Shanghai Nanhui Industrial Zone. It was subject to an income tax rate of 24% plus a local income tax 3% before 2008 prior to the implementation of the Corporate Income Tax Law. CGNH transitions to the uniform tax rate of 25% in 2008 from the rate of 27%.

CPCD, a foreign invested enterprise, is located in Chengdu, China. In 2008, the local government announced the recognition of CPCD as a high-new technology enterprise. Accordingly, CPCD is entitled to a preferential tax rate of 15% (2007: 33%), which is effective from January 1, 2008. The high and new technology enterprise status is subject to approval and renewal every three years. In 2011, with the approval by local government, CPCD’s high and new technology enterprise status was renewed for another three years effective from January 1, 2011. In addition, CPCD is entitled to tax exemption from income tax for years 2008 and 2009, and a 50% reduced applicable corporate income tax rate for the subsequent three years (“2+3” tax holiday). The tax preferences under high-new technology enterprise and 2+3 tax holiday cannot be enjoyed at the same time and CPCD did not apply to, or obtain approval from the local taxing authority to enjoy the preferential tax rate applicable to high and new technology enterprises. In 2010, the local government announced CPCD’s entitlement to the 15% preferential tax rate for the development of China’s western regions effectively up to 2010. The 2+3 tax holiday and preferential tax rate under the development of China’s western regions can be enjoyed at the same time. Accordingly, CPCD was subject to a preferential tax rate at 7.5% in 2010. The original preferential policies under the development of China’s western regions expired as of December 31, 2010 and in July 2011,

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. TAXATION (CONTINUED)

the Chinese government renewed the preferential policies for another ten years effectively from January 1, 2011. As a result, with the approval by local government for the entitlement to the preferential policies in 2011, CPCD was subject to a preferential tax rate at 7.5% in 2011 as well. The entitlement to the preferential policies under the development of China’s western regions is subject to approval and renewal by local government annually.

CGFX, a foreign invested enterprise, is located in Shanghai Fengxian, China. It is subject to a uniform income tax rate of 25% since its incorporation in 2008 up to 2011 and going forward.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
Current income tax expense	1,824,879	2,026,687	2,999,364
PRC	1,824,879	2,026,687	2,664,180
Non-PRC	—	—	335,184
Deferred tax expenses (benefits)	(272,656)	58,625	(556,802)
PRC	(272,656)	58,625	(521,450)
Non-PRC	—	—	(35,352)

Income tax expense	1,552,223	2,085,312	2,442,562

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2009	2010	2011
PRC statutory CIT rate	25%	25%	25%
Permanent differences	3%	(1%)	2%
Effect of differences in foreign tax rates	4%	(1%)	20%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(6%)	2%	(3%)
Effects of tax holiday	(12%)	(14%)	(23%)
Change in valuation allowances	—	3%	(3%)

Effective CIT rate	14%	14%	18%

The aggregate amount and per share effect of the tax holidays are as follows:

	2009	2010	2011
Aggregate effect	1,369,896	2,096,546	3,051,721
Basic ordinary share effect	0.01	0.01	0.01
Diluted ordinary share effect	—	0.01	0.01

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. TAXATION (CONTINUED)

Significant components of deferred tax assets

The principal components of deferred tax assets are as follows:

	As of December 31,
	2010	2011
Current deferred tax assets:
Net operating loss carry-forward	238,111	521,255
Accrued expense	821,985	797,954
Other temporary differences	135,962	385,957
Less: valuation allowance	(651,322)	(503,679)

Sub-total	544,736	1,201,487
Non-current deferred tax assets:
Net operating loss carry-forward	1,545,191	1,438,735
Deferred government subsidy income	74,156	597,744
Less: valuation allowance	(1,619,347)	(1,427,901)

Sub-total	—	608,578

Total deferred tax assets, net of valuation allowance	544,736	1,810,065

Current deferred tax liabilities:
Temporary difference related to revenue recognition	(59,455)	(532,037)
Temporary difference related to cost of revenues	(45,744)	(178,738)
Other temporary differences	(124,135)	(227,085)

Sub-total	(229,334)	(937,860)

Total deferred tax liabilities	(229,334)	(937,860)

Deferred tax assets, net	315,402	872,205

Movement of valuation allowances:

	2009	2010	2011
At beginning of year	1,764,766	1,787,106	2,270,669
Current year additions	22,340	1,140,056	963,166
Current year reversals	—	(656,493)	(1,302,255)

At end of year	1,787,106	2,270,669	1,931,580

The Group adopted the provisions issued by FASB on accounting for uncertain tax positions effective January 1, 2007. Based on its analysis documentation, the Group made its assessment of tax liabilities for each tax position (including the potential application of interest and penalties) based on technical merits, and measured the unrecognized tax benefits associated with the tax positions. As of December 31, 2010, the guidance did not

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

14. TAXATION (CONTINUED)

have any material impact on the Company’s consolidated total liabilities or shareholders’ equity. As of December 31, 2011, the Company had approximately US$0.3 million of unrecognized tax benefits related to gains from forward foreign exchange contracts, all of which would impact its effective tax rate if recognized. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010 and 2011, the amount of interest and penalties related to uncertain tax positions was immaterial. The Company does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a roll-forward of the unrecognized tax benefits from January 1, 2010 to December 31, 2011:

Balance at January 1, 2010 and December 31, 2010	—
Additions:
Tax positions related to the current year	299,832

Balance at December 31, 2011	299,832

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2010 and 2011, valuation allowances on a large part of deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries. As of December 31, 2011, as determined by management after consideration of all available evidence, both positive and negative, that it is more likely than not that these deferred tax assets will be realized, US$1,302,255 valuation allowances were reversed. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. For the years ended December 31, 2010 and 2011, the valuation allowances increased by US$1,140,056 and US$963,166, respectively. As of December 31, 2010 and 2011, a total valuation allowance of US$2,270,669 and US$1,931,580 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Company’s estimate of future taxable incomes of all its subsidiaries.

As of December 31, 2011, total tax losses carry forward of the Company’s subsidiaries in the PRC of approximately US$10,548,921, will expire if not used between 2012 and 2016.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

15. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with ASC issued guidance on computation of earnings per share for the years ended December 31, 2009, 2010 and 2011 as follows:

	2009	2010	2011
Numerator:
Net income	9,798,815	12,996,514	11,114,851
Allocation to preferred shareholders	(2,467,117)	(2,738,594)	—

Net income attributable to ShangPharma Corporation’s ordinary shareholders - Basic	7,331,698	10,257,920	11,114,851
Add back of allocation to preferred shareholders	2,467,117	—	—

Net income for diluted earnings per share	9,798,815	10,257,920	11,114,851

Denominator:
Denominator for basic earnings per share
Weighted-average ordinary shares outstanding	208,005,986	233,874,361	335,538,405
Dilutive effect of share options	51,299	4,125,838	2,346,853
Dilutive effect of Series A Preferred Shares	69,994,014	—	—

Denominator for diluted earnings per share	278,051,299	238,000,199	337,885,258

Basic earnings per share	0.04	0.04	0.03

Diluted earnings per share	0.04	0.04	0.03

Allocation to preferred shareholders represents the share of net income attributable to ShangPharma Corporation by the preferred shareholders based on the preferred shareholders interests as a percentage of the total preferred and ordinary shareholders interests. No dividend has been declared to date. For the year ended December 31, 2010, the allocation to preferred shareholders of 55,803,447 shares has been excluded from the determination of dilutive earnings per share because the inclusion would have been anti-dilutive. For the year ended December 31, 2011, the impact of allocation to preferred shareholders was nil with the auto-conversion of all preferred shares upon the completion of the qualifying IPO that occurred on October 19, 2010.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

16. SHARE INCENTIVE PLANS

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

In 2009, 2010 and 2011, the Company granted options to employees to purchase 8,778,000, 11,539,550 and 3,928,720 ordinary shares, respectively, under the Company’s 2008 Equity and Performance Incentive Plan at a weighted average exercise price of US$0.50 per share for 2009, US$0.65 per share for 2010 and US$0.57 per share for 2011. Pursuant to the 2008 Equity and Performance Incentive Plan, 25% of the options will vest and become exercisable on each of the four anniversaries of the date of grant. The options granted shall become immediately exercisable upon the consummation of a change of control (excluding a public offering).

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

Share-based compensation expense related to the options granted by the Company under the 2008 Equity and Performance Incentive Plan amounted to approximately US$251,950, US$930,355 and US$1,420,531 for the years ended December 31, 2009, 2010 and 2011, respectively.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

16. SHARE INCENTIVE PLANS (CONTINUED)

The Company’s share option activities as of December 31, 2010 and 2011 and changes during the years then ended are presented below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2008	20,615,700	0.50	9.54

Granted	8,778,000	0.50
Exercised	—
Forfeited	(2,591,825)	0.50
Cancelled	(278,975)	0.50

Outstanding at December 31, 2009	26,522,900	0.50	8.87	1,326,145

Vested and expected to vest at December 31, 2009	18,989,364	0.50	8.86	949,468

Vested and exercisable at December 31, 2009	4,503,975	0.50	8.54	225,199

Granted	11,539,550	0.65
Exercised	—	—
Forfeited	(2,230,000)	0.53
Cancelled	(498,850)	0.50

Outstanding at December 31, 2010	35,333,600	0.55	8.38	3,195,837

Vested and expected to vest at December 31, 2010	30,360,591	0.53	8.34	3,297,614

Vested and exercisable at December 31, 2010	10,330,863	0.50	7.72	1,434,842

Granted	3,928,720	0.57
Exercised	(509,400)	0.50
Forfeited	(3,619,373)	0.56
Cancelled	(2,539,707)	0.51

Outstanding at December 31, 2011	32,593,840	0.55	7.65	—

Vested and expected to vest at December 31, 2011	29,978,915	0.55	7.60	—

Vested and exercisable at December 31, 2011	15,366,864	0.52	7.05	—

As the weighted average exercise price exceeds the fair value of the ordinary share of the Company as of December 31, 2011, there is no intrinsic value as of December 31, 2011.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

16. SHARE INCENTIVE PLANS (CONTINUED)

The aggregate intrinsic value is calculated as the difference between the fair value of ordinary shares in an amount of US$0.55, US$0.64 and US$0.40 per share as of December 31, 2009, 2010 and 2011, respectively and the exercise prices of the options.

The weighted average grant date fair value of options granted during the two years ended December 31, 2010 and 2011 was US$0.32 and US$0.24, respectively. The total fair value of options vested during the two years ended December 31, 2010 and 2011 was US$543,571 and US$1,182,809, respectively.

The options exercised during 2009, 2010 and 2011 were nil, nil and 509,400 which had an aggregate intrinsic value of nil, nil and US$69,316, respectively. In 2011, total cash received from the exercise of options amounted to US$237,229.

In 2011, the Company reached an agreement with certain employee to keep the vested portion of granted options as of resignation date still effective and exercisable for a longer period. The total options subject to such modification were 386,100. Accordingly the incremental fair value was assessed using the Black-Scholes option pricing model as of the modification dates and charged immediately upon the modification amounting to US$76,424.

As of December 31, 2011, there was US$2,771,131 of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested share-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted average period of 1.7 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

The fair value of each option granted under the Company’s 2008 Equity and Performance Incentive Plan is estimated on the date of grant using the Black-Scholes option pricing model that used assumptions noted in the following table:

	For the Years Ended December 31,
	2009	2010	2011
Risk-free interest rate(1)	3%-3.72%	1.68%-3.37%	1.08%-2.65%
Expected life (in years)(2)	5-7 years	5-7 years	5-7 years
Expected dividend yield(3)	0%	0%	0%
Expected volatility(4)	42%-43%	40%-44%	37%-44%
Fair value per option at grant date	0.18-0.28	0.20-0.35	0.16-0.32

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the rate of US$ China government bond yield in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	The expected term of share options granted under the 2008 Equity and Performance Incentive Plan is developed giving consideration to vesting period, contractual term, share price, employee’s level within the organization and the expected volatility of the underlying share.
(3)	The Company has no expectation of paying dividends on its common shares during the term of the options.
(4)	Expected volatility related to share options is estimated based on the average historical data volatilities of the Company and comparable companies’ ordinary shares in similar industry over a time period commensurate with the expected term of the awards as at the valuation dates.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

16. SHARE INCENTIVE PLANS (CONTINUED)

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

In 2009, 2010 and 2011, the founders granted RSUs representing the rights to receive 2,100,000, 2,200,000 and nil ordinary shares under the Founder’s 2008 Equity and Performance Incentive Plan, respectively. Fifty-percent (50%) of the grantee’s RSUs awarded shall vest on the first anniversary of the date of grant and the remaining fifty-percent (50%) will vest on the second anniversary of the date of grant. The actual number of RSUs vesting annually is subject to certain performance criteria. If certain annual performance conditions are not met, a portion of the awards may not vest and be carried over to the third year of vesting. If the grantee remains an employee of the Company on the third anniversary of the date of grant, any RSUs that have not vested due to not meeting the performance criteria shall vest upon such date. In addition, the vesting of the RSUs is subject to the earlier of the Company completing an initial public offering or a change of control (the “First Conversion Date”). Any RSUs that have not vested as of a change of control event (excluding an initial public offering) shall become fully vested upon such date.

If the grantee’s employment is terminated for cause or he or she terminates with the Company or any subsidiary for any reason prior to the earlier of an initial public offering or change of control (the “Restriction Period”), then all vested and unvested RSUs will be forfeited and become null and void at no cost to the founders or the Company (or convert into ordinary shares only on a case-by-case basis as determined by the Board of Directors for a PRC employee). Upon the completion of the initial public offering dated October 19, 2010, all vested RSUs became exercisable and all unvested RSUs will continue to vest based on its original vesting conditions.

No share-based compensation expense was recorded in 2009 on the RSUs as the IPO performance condition was not considered probable until it occurred. The RSUs are accounted for as if they were unvested as of December 31, 2009. The grantee shall have no rights as a shareholder with respect to any shares covered by the RSUs until the date shares are vested and the corresponding ordinary shares are transferred from our founders to the grantee. No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to such date.

For the year ended December 31, 2010, compensation costs of US$2,817,520 on the RSUs were recognized after the IPO performance condition was realized, including compensation costs of US$2,478,731 were recognized immediately upon the completion of the qualifying IPO.

2010 Share Incentive Plan

In December 2010, the Company established the 2010 Share Incentive Plan (the “2010 Plan”). Under the 2010 Plan, a committee of the board of directors, in its sole discretion, is authorized to grant options, restricted shares or RSUs to recipients including directors, employees and consultants. One of the founders of the Company has agreed to contribute up to 18,000,000 ordinary shares of the Company beneficially owned by him or his family to the Company in connection with the issuance of ordinary shares upon vesting or exercise of share incentive awards granted to the directors, employees or consultants under the 2010 Plan.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

16. SHARE INCENTIVE PLANS (CONTINUED)

In 2011, the Company granted a total of RSUs representing the rights to receive 15,016,320 ordinary shares under the 2010 Plan. For 5,118,120 of the RSUs granted, each of the grantee’s RSUs shall vest every month up to the first to fourth anniversary of the date of grant. And for the rest of the RSUs granted, each of the grantee’s RSUs shall vest every quarter up to the tenth quarter of the date of grant. Any RSUs that have not vested as of a change of control event shall become fully vested upon such date.

If the grantee’s employment is terminated for cause or he or she terminates with the Company or any subsidiary for any reason prior to the earlier of each vesting date or change of control (the “Restriction Period”), then all unvested RSUs will be forfeited and become null and void at no cost to the founders or the Company.

A summary of unvested restricted share unit activities as of December 31, 2010 and 2011 is presented below:

Unvested Restricted Share Units	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2008	7,450,000	0.20

Granted	2,100,000	0.47
Vested	—	—
Forfeited	—	—

Unvested at December 31, 2009	9,550,000	0.26

Expected to vest at December 31, 2009	9,550,000	0.26

Granted	2,200,000	0.66
Vested	(7,541,592)	0.23
Forfeited	—	—

Unvested at December 31, 2010	4,208,408	0.52

Expected to vest at December 31, 2010	3,716,408	0.52

Granted	15,016,320	0.64
Vested	(7,965,962)	0.63
Forfeited	(1,155,816)	0.57

Unvested at December 31, 2011	10,102,950	0.64

Expected to vest at December 31, 2011	10,102,950	0.64

The fair value of each RSU granted is based on the fair market value of the underlying ordinary shares on the date of grant. Management utilized the results from a third party valuation firm to assist in the determination of the fair value of the underlying ordinary shares on a retrospective basis before the consummation of the qualifying IPO dated October 19, 2010.

The total fair value of nonvested RSUs vested for the years ended December 31, 2009, 2010 and 2011 was nil, US$1,734,566 and US$4,983,591, respectively.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

16. SHARE INCENTIVE PLANS (CONTINUED)

As of December 31, 2011, there was US$5,267,402 of total unrecognized compensation expense related to unvested RSUs under Founder’s 2008 Equity and Performance Incentive Plan and 2010 Plan, which is expected to be recognized over a weighted-average period of 2.0 years.

Share-based compensation expenses related to the RSUs granted by the Company under Founder’s 2008 Equity and Performance Incentive Plan and 2010 Plan amounted to approximately nil, US$2,817,520 and US$4,807,027 for the years ended December 31, 2009, 2010 and 2011, respectively.

2011 Share Incentive Plan

In August 2011, the Company established the 2011 Share Incentive Plan (the “2011 Plan”). Under the 2011 Plan, a committee of the board of directors, in its sole discretion, is authorized to grant options, restricted shares or RSUs to recipients including directors, employees and consultants. The maximum aggregate number of ordinary shares authorized for issuance, or the award pool, will be replenished to 2% of the then total outstanding of ordinary shares on an as-converted basis whenever the unissued ordinary shares reserved in the award pool account for no more than 10% of the award pool. As of December 31, 2011, there were no options, restricted shares or RSUs granted under the 2011 Plan.

Total share-based compensation expenses included in consolidated statements of operations is as follows

	2009	2010	2011
Share-based compensation included in:
Cost of revenues	178,906	1,002,750	2,146,727
Selling and marketing	4,274	227,351	290,271
General and administrative	68,770	2,517,774	3,790,560

	251,950	3,747,875	6,227,558

17. SEGMENT REPORTING

The criteria established by ASC 280 on segments disclosures of an enterprise establish standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Group currently operates and manages its business as a single segment. For the years ended December 31, 2009, 2010 and 2011, the Group’s net revenues are mainly derived from laboratory services. The Group’s net revenues from manufacturing are insignificant for the years ended December 31, 2009, 2010 and 2011.

All the long-lived assets of the Group are located in the PRC.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

17. SEGMENT REPORTING (CONTINUED)

The Company’s net revenues by geographic region determined according to the location of the customer are as follows:

	2009	2010	2011
North America	57,956,395	72,953,167	81,653,835
Europe	9,547,818	8,016,135	11,310,709
China	2,217,969	4,703,941	12,305,882
Japan and other areas	2,785,495	4,817,831	6,545,778

	72,507,677	90,491,074	111,816,204
Sales tax	(223,020)	(209,677)	(214,515)

Net revenues	72,284,657	90,281,397	111,601,689

18. RELATED PARTY TRANSACTIONS AND BALANCES

Significant related party transactions are as follows:

	2009	2010	2011
Purchases from Lab Partner	5,770,458	8,076,783	3,826,435
Service fees charged by Lab Partner	357,611	401,025	197,959
Service fees charged by Shanghai Kehui	813,862	929,760	1,118,582
Office rent, utility and service fees charged by Pharm Valley	2,022,116	2,339,425	2,978,600
Laboratory service revenues from Yunyi	—	—	451,911

Labpartner (Shanghai) Co., Ltd. (“Lab Partner”) acts as a raw material procurement agent for the Group since April 2007. It was owned and controlled by an immediate family member of one of the founders in 2007. In 2008, the family member disposed 50% of its equity interests in Lab Partner to two third parties. The daily operation of Lab Partner is managed by these third parties after the disposal. In August 2011, the family member disposed the rest 50% of its equity interests in Lab Partner to one another third party and Lab Partner became an unrelated party with the Company from then on.

Shanghai Kehui Catering Management Co., Ltd. (“Shanghai Kehui”) is a catering service provider. It was owned and controlled by immediate family members of one of the founders for the years ended December 31, 2009, 2010 and 2011.

The Group leases certain office facilities and receives certain testing services from Pharm Valley. The Company’s founders and their immediate family member own 20% shares of Pharm Valley.

The Group renders certain laboratory services to Shanghai Yunyi Health Management Consultancy Co., Ltd. (“Yunyi”), which was wholly owned by the Company’s founders and their immediate family members for the years ended December 31, 2009, 2010 and 2011.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

18. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Balances with related parties are as follows:

	As of December 31,
	2010	2011
Amounts due from related parties (current):
Shanghai Kehui	—	47,612
PharmValley	—	159
Yunyi	—	455,298

	—	503,069

Amounts due from related parties (non current):
PharmValley	—	225,206

Amounts due to related parties:
Lab Partner	(817,909)	—
Shanghai Kehui	(98,432)	(15,772)
PharmValley	(108,306)	(106,740)

	(1,024,647)	(122,512)

The amounts due from and due to related parties as of December 31, 2010 and 2011 mainly arose from the transactions disclosed above. They were unsecured, interest-free and had no fixed repayment terms.

The amounts due from PharmValley amounting to US$225,206 as of December 31, 2011 represent deposits paid to PharmValley for the assumed facilities lease transfer from Charles River as part of the asset acquisition in November 2011.

19. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into leasing arrangements for office premises that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases at December 31, 2011 are as follows:

Office premises
2012	4,834,336
2013	3,139,265
2014	2,492,166
2015	1,861,099
2016	785,326
Thereafter	259,347

13,371,539

Rental expenses amounted to US$3,472,379, US$3,848,296 and US$4,889,248 for the years ended December 31, 2009, 2010 and 2011, respectively, and were charged to the consolidated statements of operations when incurred.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

19. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Capital commitments

As of December 31, 2011, capital commitments for laboratory and manufacturing facility improvements and equipments to be purchased amounted to US$1,564,580.

Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that as these matters arise some may be decided unfavorably for the Group. The Group did not have any claims or legal proceedings that could have a significant impact on its business, assets, operations or cash flows.

20 FAIR VALUE MEASUREMENTS

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

From time to time, the Company enters into foreign-exchange forward contracts with financial institutions. These contracts are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. The Company held foreign-exchange forward contracts with a total notional value of $15,000,000, $102,000,000 and $129,000,000 as of December 31, 2009, 2010 and 2011, respectively. These foreign exchange forward contracts mature between one to 21 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2.

The gain or losses from foreign-exchange forward contracts for the years ended December 31, 2009, 2010 and 2011 were included in other income (Note 2(s)) and other expenses (Note 2(t)).

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

20. FAIR VALUE MEASUREMENTS (CONTINUED)

As of December 31, 2010 and 2011, information about inputs for the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	Year ended December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
3-month time deposits	25,733,543	25,733,543	—	—
Foreign-exchange forward contracts	2,710,087	—	2,710,087	—

		Fair Value Measurements at Reporting Date Using
Description	Year ended December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Time deposits with maturity within 3 months	14,109,524	14,109,524	—	—
Highly liquid and principal secured funds	6,348,299	6,348,299	—	—
Foreign-exchange forward contracts	782,215	—	782,215	—

As of December 31, 2010 and 2011, no items were transferred into or out of Level 1 and 2 in the fair value hierarchy.

A summary of changes in the fair value of the Level 3 investment in securities for the years ended December 31, 2010 and 2011 were as follows, respectively:

At January 1, 2010	417,000
Current year disposal	(417,000)

December 31, 2010 and 2011	—

21. SUBSEQUENT EVENTS

Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies which are designated by Shanghai local tax authorities as operating in certain modern service sectors are required to pay VAT, in lieu of business tax. As a result of the pilot program, our PRC subsidiaries located in Shanghai are subject to VAT at the rate of 6% for sales proceeds received from certain laboratory services, and 17% unchanged for sales proceeds received from compound delivery services or product sales activities. The services provided related to technology development and transfer are still tax exempted subject to the approval of relevant tax authorities. Such tax reform is not expected to have any material impact to the Company’s net revenues but the overall taxes payables are expected to become lower after the reform.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

21. SUBSEQUENT EVENTS (CONTINUED)

In March 2012, with the approval by the board of directors, the Company entered into certain RSU amendment agreements with Mr. William Dai, the chief financial officer of the Company and Mr. Julian Ralph Worley, Mr. Yuk Lam Lo and Mr. Benson Tsang, the independent directors of the Company. After the modification, Mr. William Dai’s unvested RSUs as of the modification date, which were granted during 2011 under the 2010 Plan, were cancelled along with concurrent grant of replacement award RSUs under the 2011 Plan to become vested monthly up to the third anniversary of the grant date. Mr. Julian Ralph Worley, Mr. Yuk Lam Lo and Mr. Benson Tsang’s unvested RSUs as of the modification date, which were granted during 2011 under the 2010 Plan, were cancelled along with concurrent grant of replacement award RSUs under the 2011 Plan to become vested quarterly up to the tenth quarter of the grant date. Other terms of the RSUs grants remain unchanged. The incremental fair value related to the modification was assessed based on the closing price of our ADSs traded on the NYSE as of March 30, 2012, the modification date. The Company estimated an incremental compensation charge of approximately US$0.14 million; this charge will be recognized over the remaining vesting periods of approximately twenty-two months or seven quarters, respectively.

During the first quarter of 2012, the Company granted RSUs representing the rights to receive 5,452,200 ordinary shares under the 2011 Plan, including 3,600,000 RSUs to Mr. Michael Xin Hui, the chairman of the board of directors and chief executive officer of the Company. Each of the grantee’s RSUs shall vest every quarter up to the eighth quarter of the date of grant. The weighted average grant date fair value of these RSUs is US$7.99. The total compensation costs of approximately US$3.3 million will be recognized during the vesting period from 2012 to 2014.

22. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve under PRC GAAP. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately US$90.1 million, or 68% of the Company’s total consolidated net assets as of December 31, 2011. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders.

23. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

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

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

23. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (CONTINUED)

ShangPharma Corporation is solely a holding company and a statement of cash flows has not been presented as the company does not maintain any cash accounts. From an operating cash flow perspective, the company’s net income would be offset by the equity in profit of subsidiaries and the changes in amounts due from (to) subsidiaries. Investing and financing activities of the company are related to non-cash transactions between the company and its subsidiaries as more fully described in the footnotes to the Consolidated Financial Statements.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2010 and 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

Financial information of Shangpharma Corporation

Condensed Statements of Operations

	For the years ended December 31
	2009	2010	2011
Net revenues	—	—	—
Cost of services	—	—	—

Gross profit	—	—	—

Total operating expenses	(251,950)	(3,747,875)	(6,227,558)

Loss from operations	(251,950)	(3,747,875)	(6,227,558)

Income before income tax expense and equity in profit of subsidiaries and equity in loss of affiliated companies	(251,950)	(3,747,875)	(6,227,558)

Income tax expense	—	—	—
Equity in profit of subsidiaries	10,050,765	16,744,389	17,342,409

Net income	9,798,815	12,996,514	11,114,851

Allocation to preferred shareholders	(2,467,117)	(2,738,594)	—

Net income attributable to ShangPharma Corporation’s ordinary shareholders	7,331,698	10,257,920	11,114,851

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

Financial information of Shangpharma Corporation

Condensed Balance Sheets

	December 31,
	2010	2011
ASSETS

Amounts due from subsidiaries	21,000,000	21,000,000
Investment in and advances to subsidiaries	93,183,655	112,687,904

Total non-current assets	114,183,655	133,687,904

Total assets	114,183,655	133,687,904

LIABILITIES AND SHAREHOLDERS’ EQUITY

Amounts due to subsidiaries	647,749	649,677

Total liabilities	647,749	649,677

Shareholders’ equity

Ordinary shares (US$0.001 par value; 429,999,350 shares authorized; 335,600,000 and 336,109,400 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	335,600	336,109
Additional paid-in capital	85,760,476	93,476,624
Retained earnings	23,679,703	33,013,373
Accumulated other comprehensive income	3,760,127	7,304,396
Less: treasury stock, at cost; nil and 2,237,148 shares as of December 31, 2010 and 2011, respectively	—	(1,092,275)

Total shareholders’ equity	113,535,906	133,038,227

Total liabilities and shareholders’ equity	114,183,655	133,687,904

SHANGPHARMA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amount expressed in US dollars, except share data, unless otherwise stated)

Financial information of Shangpharma Corporation

Condensed Statements of Cash Flows

For the years ended December 31
	2009	2010	2011
Net cash provided by (used in) operating activities	—	—	—

Net cash provided by (used in) investing activities	—	—	—

Net cash provided by (used in) financing activities	—	—	—

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—

Net increase (decrease) in cash and cash equivalents	—	—	—

Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—